Exhibit 99.1

Proxy Statement

Further to our Notice of Special General Meeting of Shareholders (the “Meeting” or the “Special Meeting”) of Kitov Ltd. (“Kitov” or the “Company”) to be held at our executive offices at One Azrieli Center, Round Tower, 19th Floor, Tel Aviv, Israel (the “Company Offices”) on Monday, April 29, 2019, at 4:30 p.m. local time, which we previously published on March 14, 2019 on our corporate website at http://kitovpharma.investorroom.com/Shareholder-Meetings, and which we also furnished to the SEC on Form 6-K, as well as submitted to the Israeli Securities Authority and Tel Aviv Stock Exchange, and made available on their respective websites for listed company reports: www.magna.isa.gov.il and www.maya.tase.co.il, we are hereby publishing the full Proxy Statement in connection with the Meeting.

Record Date; Shareholders Entitled to Vote; Admission

Only shareholders of record at the close of business in New York on Wednesday, March 20, 2019 (hereinafter: the “Record Date”) will be entitled to vote at the Special Meeting, and any adjournments or postponements thereof. At such time, each issued and outstanding ordinary share, with no par value, shall entitle its holder to one vote on each matter properly submitted at the Meeting. Each American Depositary Share (“ADS”) representing one (1) such ordinary shares shall entitle the holder of the ADS to one (1) vote on each matter properly submitted at the Special Meeting. As of the Record Date, we had 19,437,835 ordinary shares outstanding eligible to vote at shareholders’ meetings.

A shareholder, whose shares are registered with a Tel Aviv Stock Exchange (“TASE”) member and are not registered on the Company’s shareholder’s register, is entitled to receive from the TASE member who holds the shares on the shareholder’s behalf, by e-mail, for no charge, a link to the text of the Proxy Statement and Voting Slip, and to any Position Statements posted on the Israel Securities Authority (“ISA”) website, unless the shareholder gave notice that he or she is not so interested; provided, that the notice was given with respect to a particular securities account, prior to the Record Date. A shareholder, whose shares are registered with a member of the TASE, is required to prove his or her share ownership to vote at the Meeting in accordance with the Companies’ Regulations (Proof of Ownership of a Share for the Purpose of Voting at the General Meeting), 5760-2000. Such shareholder shall provide us with an ownership certificate (as of the Record Date) from that TASE member and is entitled to receive the ownership certificate in the branch of the TASE member or by mail to his address (in consideration of mailing fees only), if the shareholder so requested. Such a request will be made in advance for a particular securities account. Alternatively, shareholders who hold shares through members of the TASE may vote electronically via the electronic voting system of ISA up to six (6) hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the TASE member through which you hold your shares.

Attendance in person at the Special Meeting will be limited to shareholders, their legal proxy holders or their authorized persons only. To gain admission to the Special Meeting, one must have a form of government-issued photograph identification and proof of share ownership as of the Record Date, issued by a broker or bank. Legal proxy holders and authorized persons will also need to submit, in addition to proof of share ownership as of the Record Date, a document of appointment, in accordance with our amended and restated articles of association.

Voting Instruments

Whether or not you plan to attend the Meeting, it is important that your shares be represented. In accordance with Section 182(b) of the Companies Law, 5759-1999 (hereinafter: the “Companies Law”), anyone holding ordinary shares of the Company at the end of the trading day on the Record Date shall be entitled to participate in the Meeting and to vote in person or by proxy, by appointing a proxy to vote (hereinafter: the “Proxy Letter”) which shall be in writing and signed by the appointing party or their authorized attorney, and if the appointing party is a corporation the appointment shall be in writing signed by authorized corporate signatories together with the company stamp, or by authorized attorney. The Proxy Letter, or a copy satisfactory to the Company Secretary, must be deposited at the Company Offices or the place designated for the Meeting no later than 48 hours prior to the time scheduled for the Meeting at which the person noted in the Proxy Letter intends to vote. However, the Meeting chairman is entitled to waive this requirement with respect to all participants at the Meeting, and to accept all the Proxy Letters at the commencement of the Meeting, subject to the presentation of proof of share ownership. A Proxy Letter held by a participant at the Meeting which is dated more than 12 months from the signature date shall be considered invalid.

This Proxy Statement also serves as a Notice to the Shareholders of a General Meeting at a Public Company pursuant to Regulation 4 of the Companies Regulations (Notice and Announcement of General Meeting and Class Meeting in Public Company and the Addition of a Matter to the Agenda), 5760-2000 (the “Notice Regulations”), as well as a Voting Slip pursuant to the Companies Regulations (Voting Slip and Position Statements), 5766-2005 (the “Voting Slip Regulations”). With respect to certain matters on the agenda of the Meeting, a shareholder holding our ordinary shares may also vote via the Voting Slip included at the end of this Proxy Statement. The sites where one can find the form of the Voting Slip and Position Statements (if any), as per their meanings under Sections 87 and 88 of the Companies Law and under the Voting Slip Regulations, are as follows: on the distribution site of ISA, at www.magna.isa.gov.il (hereinafter: “Distribution Site”), and on the website of the TASE for listed company reports, at www.maya.tase.co.il (hereinafter: the “TASE Website”). A shareholder may contact us directly and receive the form of the Voting Slip and Position Statements (if any), or at such shareholder’s consent, links to the text of the Voting Slip at the Distribution Site. A shareholder whose securities are registered with a TASE stock exchange member is entitled to receive certification of ownership from such member such that the holder can vote at the Meeting and send a timely Voting Slip as required. Voting by Voting Slip shall be by checking the applicable boxes on the Voting Slip included at the end of this Proxy Statement, as published on the Distribution Site. All Voting Slips (together with proofs of ordinary share ownership, and all documents required to be submitted therewith) must be delivered to the Company Offices set forth above, such that the Voting Slip arrives no later 4 hours prior to the designated time of the Meeting, namely by no later than Monday, April 19, 2019, 12:30 p.m. Israel Time.

A shareholder not registered in our share register, namely a shareholder pursuant to Section 177(1) of the Israeli Companies Law (namely – one to whose credit a share of the Company is recorded at a TASE member, and such share is included in the Company’s share register under the name of our Registration Company), may also vote via Electronic Voting Slip which will be delivered to us via the Electronic Voting System being operated pursuant to Section B of Chapter G’2 of the Securities Law, 5728-1968 (the “Securities Law”). Voting via Electronic Voting Slips will be allowed until six (6) hours prior to the Meeting commencement, namely by no later than Monday, April 29, 2019, 10:30 a.m. Israel Time.

ADS holders should return their BNY Mellon form of Voting Instruction Form for holders of our ADSs by no later than the date and time set forth on such Voting Instruction Form.

Forms of each of the Voting Slip and the BNY Mellon Voting Instruction Form for holders of the Company’s ADSs will also be furnished to the Securities and Exchange Commission (the “SEC” or the “Commission”) on Form 6-K, and will be made available to the public on the Commission’s website at www.sec.gov. Each of these will also be filed with ISA and TASE and will be available on their respective websites for listed company reports at: www.magna.isa.gov.il and www.maya.tase.co.il.

Quorum, Required Vote and Voting Procedures

As a foreign private issuer, we are permitted to comply with Israeli corporate governance practices instead of certain requirements of The NASDAQ Listing Rules (the “NASDAQ Rules”), provided that we disclose those NASDAQ Rules with which we do not comply and the equivalent Israeli requirement that we follow instead (the “foreign private issuer exemption”). We currently rely on this foreign private issuer exemption with respect to the quorum requirement for meetings of our shareholders. As permitted under the Companies Law, and pursuant to our amended and restated articles of association, the quorum required for the Meeting consists of at least two shareholders who are present at the Meeting, in person, by Proxy Letter, by Voting Slip (paper or electronic) or otherwise represented at the Meeting by their authorized persons (hereinafter, “Valid Meeting Participants”), and who hold in the aggregate twenty-five percent or more of the paid-up share capital of the Company (the “Legal Quorum Threshold”), (instead of 33 1/3% of the issued share capital provided under the NASDAQ Rules). Abstentions and “broker non-votes”, as well as any abstentions by ADS holders with respect to our ordinary shares held by the Depositary, are counted as present and entitled to vote for purposes of determining a legal quorum.

Should no legal quorum be present one half hour after the scheduled time, the Meeting will be adjourned to one week from that day, at the same time and place, i.e. on Monday, May 6 2019 at 4:30 p.m. (Israel Time) at the Company Offices, (each such adjourned meeting referred to hereinafter as an “Adjourned Meeting”). Should such Legal Quorum Threshold not be present one half hour after the time set for the Adjourned Meeting, any two shareholders present as Valid Meeting Participants will then constitute a legal quorum.

The affirmative vote of the holders of a majority of the Company’s ordinary shares, participating and voting at the Meeting as Valid Meeting Participants, is required to adopt each of the proposals to be presented at the Meeting.

Under the terms of the Depositary Agreement among the Company, BNY Mellon (which acts as the Depositary) and the holders of our ADSs, upon the written request of an owner of ADSs, as of the date of the request or, if a record date was specified by the Depositary, as of that record date, received by the Depositary on or before any instruction cutoff date established by the Depositary in its notices to ADS holders, the Depositary shall, endeavor, in so far as practicable, to vote or cause to be voted the number of deposited ordinary shares represented by those ADSs in accordance with the instructions set forth in that request. We have instructed the Depositary to disseminate a Notice of the Meeting, and have given the Depositary notice of the Meeting, details concerning the matters to be voted upon and copies of materials to be made available to holders of ordinary shares in connection with the Meeting not less than 30 days prior to the Meeting date. The Depositary shall not vote or attempt to exercise the right to vote that attaches to the deposited ordinary shares other than (a) in accordance with instructions given by owners and received by the Depositary; or, (b) as provided in the following sentences. If no instructions are received by the Depositary from an owner of ADSs with respect to a matter and a number of ADSs of that owner on or before the instruction cutoff date set forth on the BNY Mellon Voting Instruction Form, the Depositary shall deem that owner to have instructed the Depositary to give a discretionary proxy to a person designated by us with respect to that matter and the number of ordinary shares of the Company represented by that number of ADSs, and the Depositary shall give a discretionary proxy to a person designated by us to vote that number of ordinary shares of the Company as to that matter, except that no instruction of that kind shall be deemed given and no discretionary proxy shall be given with respect to any matter as to which we inform the Depositary (and we agree to provide such information as promptly as practicable in writing, if applicable) that (x) we do not wish a proxy given, (y) substantial shareholder opposition exists, or (z) the matter materially and adversely affects the rights of holders of shares.

All ordinary shares represented by properly executed Proxy Letters, Voting Slips, or Electronic Voting Slip instructions, which are received prior to the applicable deadline with respect to such voting instrument, and not revoked prior to, or at, the Meeting in accordance with the procedures described in the Proxy Statement or under applicable law as applicable with respect to such voting instrument, will be voted as specified in the instructions indicated in such voting instruments. Subject to applicable law and the NASDAQ Rules, in the absence of such instructions, the ordinary shares represented by properly executed and received voting instruments will be voted “FOR” all of the proposed resolutions to be presented at the Meeting.

We are currently unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies and present at the Meeting shall vote according to their own judgment on those matters.

Shareholder Proposals

Under Israeli law, one or more shareholders holding, in the aggregate, 1% or more of the voting rights of the Company (hereinafter, “Proposing Shareholder(s)”) may request to include a proposal on the agenda of a shareholders meeting (including proposing the nomination of a candidate to our Board of Directors (the “Board of Directors”) for consideration by the Board of Directors) by submitting such proposal within seven days of publication of our notice with respect to a general meeting of our shareholders (a “Meeting Agenda Addition”). Accordingly, any Proposing Shareholder(s) may request to include a Meeting Agenda Addition proposal on the agenda of this Meeting by submitting such proposal in writing to us no later than Friday, March 22, 2019, 13:00 p.m. Israel time, at the Company Offices, Attn: Avraham Ben-Tzvi, Adv.

Under Article 62 of our amended and restated articles of association, a shareholder (including two or more shareholders that are acting in concert, also referred to as “Proposing Shareholder(s)”) holding, in the aggregate, at least one percent of the voting rights in the Company may request, subject to the Companies Law, that our Board of Directors include a proposal on the agenda of a general meeting to be held in the future, provided that the Company Secretary has been given timely notice by the Proposing Shareholder(s) of such request in writing (a “Proposal Request”), and the Proposal Request complies with all the requirements set forth in our amended and restated articles of association, and any applicable law and stock exchange rules, in Israel or abroad. To be considered timely, a Proposal Request, in respect of any general meeting, must be delivered, either in person or by certified mail, postage prepaid, and received at the Company Offices no later than fourteen (14) days after the date of first publication by us of our annual consolidated financial statements, preceding the annual general meeting at which the shareholders are to receive the consolidated financial statements for such year. The Company has not received any such Proposal Request during 2018, nor during 2019 to-date.

If a Meeting Agenda Addition or Proposal Request is to nominate a candidate for election to our Board of Directors, the Proposing Shareholder(s) must provide (a) a declaration signed by the nominee and any other information required under the Companies Law, (b) all of the information set forth under Regulation 26(a) of the Securities Regulations (Periodic and Immediate Reports), 5730-1970 (the “Israeli Reporting Regulations”), (c) additional information in respect of the nominee as would be required in response to the applicable disclosure requirements in Israel or abroad, including those of Item 6A (directors and senior management), Item 6E (share ownership) and Item 7B (related party transactions) of Form 20-F of the Commission, to the extent applicable, (d) a representation made by the nominee of whether the nominee meets the objective criteria for an independent director and/or statutory unaffiliated director of a company such as the Company under the Companies Law and/or under any applicable law, regulation or stock exchange rules, in Israel or abroad, and if not, then an explanation of why not, and (e) details of all relationships and understandings between the Proposing Shareholder(s) and the nominee.

Position Statements

Under Israeli law, shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a written Position Statement (“Position Statement”) to the Company Offices, Attn: Avraham Ben-Tzvi, Adv., Company Secretary. Any Position Statements so submitted must comply with the requirements set forth under the Companies Law and any applicable regulations, including the Voting Slip Regulations. We will furnish to the Commission on Form 6-K any legally compliant Position Statements received by us, and they will be made available to the public on the Commission’s website at www.sec.gov, and in addition on the Distribution Site and on the TASE Website. Position Statements should be submitted to us by no later than Friday, April 19, 2019 at 13:00 p.m. Israel time.

Updates to Meeting Agenda

We are hereby notifying the shareholders that following further discussion, we have decided to remove from the agenda of the Meeting the second item included in the Notice of the Special Meeting of Shareholders which we previously published on March 14, 2019 on our corporate website, and the matter will not be brought for a vote at the Meeting.

In accordance with, and subject to the provisions of the Companies Law and any regulations enacted thereunder, we may, after the date of publication of this Proxy Statement, make changes to the agenda topics (including adding a topic), and Position Statements regarding matters on the agenda of the Meeting may be published. As such changes are made and/or Position Statements are published, it will be possible to review them in our reports on the Commission’s website at www.sec.gov, as well on the Distribution Site and on the TASE Website. We will publicize a revised Proxy Statement as needed in order to reflect any changes in matters on the agenda of the Meeting, by no later than the dates specified in Section 5b in the Notice Regulations. We will furnish to the Commission on Form 6-K any such revised Proxy Statement, and it will be published on the Commission’s website at www.sec.gov, as well as on the Distribution Site and on the TASE Website.

Solicitation of Proxies

We currently rely on a foreign private issuer exemption with respect to the proxy solicitation requirement for meetings of our shareholders. As permitted under the Companies Law, and the Notice Regulations which were enacted pursuant to such law, and as set forth in our amended and restated articles of association, we are not required to physically deliver a notice of a shareholders meeting, a Proxy Statement or a voting slip. We prepare notices of general meetings of our shareholders, as well as the accompanying Proxy Statements, voting slips and voting instruction forms, (collectively, the “Proxy Materials”) in accordance with applicable laws, rules and regulations and disclosure requirements in the State of Israel, as such are applicable to a company whose shares are traded on both the TASE and the NASDAQ, and which reports to the SEC as a foreign private issuer and to ISA and the TASE in accordance with the provisions of Chapter E’3 of the Securities Law and the Securities Regulations (Periodic and Immediate Reports of a Foreign Body Corporate) 5761-2000, promulgated thereunder (the “Dual-Listed Reporting Requirements”). Our Proxy Materials may not necessarily be mailed to our beneficial shareholders in Israel, nor to our beneficial ADS holders in the U.S. We will furnish to the SEC on Form 6-K the forms of our Proxy Materials, and they will be made available to the public on the SEC’s website at www.sec.gov. We will also submit the Proxy Materials to ISA and TASE and they will be made available to the public on their respective websites for listed company reports: www.magna.isa.gov.il and www.maya.tase.co.il. We will also include the Proxy Materials on our corporate website at http://kitovpharma.investorroom.com/Shareholder-Meetings, to the extent required under the Companies Law and Notice Regulations governing publication of notices of general meetings of our shareholders and the distribution of the Proxy Materials.

We will bear the entire cost of solicitation of proxies, including preparation, assembly, printing, and mailing of the BNY Mellon Voting Instruction Form and any additional information furnished to beneficial ordinary shareholders or beneficial holders of ADSs. The Notice of Special General Meeting of the Shareholders, the Proxy Statement, and the Voting Slip will not be mailed to beneficial ordinary shareholders in Israel. We may reimburse brokerage firms and other persons representing beneficial owners of ordinary shares or ADSs for reasonable expenses incurred by them in forwarding proxy soliciting materials to such beneficial owners. In addition to solicitation by mail, certain of our directors, officers and regular employees, without additional remuneration, may solicit proxies by telephone, facsimile, email or personal contact. None of the contents of our website, or the information that can be accessed through our website, form part of the proxy solicitation materials.

Reporting Requirements

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. We fulfill these requirements by filing reports with the Commission. Our filings are available to the public on the Commission’s website at www.sec.gov.

In addition, since our ordinary shares are traded on the TASE, in accordance with Section 35XXXIII of the Israel Securities Law we presently report to ISA and the TASE in accordance with the Dual-Listed Reporting Requirements. Pursuant to the Dual-Listed Reporting Requirements, we prepare our periodic and immediate reports in accordance with U.S. securities laws and reporting requirements. Our major shareholders are required to make applicable ownership disclosures in accordance with U.S. securities laws and reporting requirements. We generally initially file or furnish our reports, as applicable, to the SEC. We then submit copies of the SEC filings and submissions to ISA and TASE, including any filings made by our major shareholders with respect to their holdings in the Company, in accordance with the Dual-Listed Reporting Requirements. Such copies can be retrieved electronically through the Distribution Site (www.magna.isa.gov.il) and the TASE Website (www.maya.tase.co.il).

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies, or companies which are otherwise treated as domestic issuers, whose securities are registered under the Exchange Act.

We maintain a corporate website at www.kitovpharma.com. Information contained on, or that can be accessed through, our website does not constitute a part of this Proxy Statement. We have included our website address in this Proxy Statement solely as an inactive textual reference. We will post on our website any materials required to be posted on such website under applicable corporate or securities laws and regulations.

This Proxy Statement and accompanying Voting Slip, as well as the Notice of Special General Meeting of Shareholders, have been prepared in accordance with applicable disclosure requirements in the State of Israel, as such are applicable to a TASE listed issuer which is a foreign private issuer and whose securities are traded on both the TASE and the NASDAQ, and which reports in Israel in accordance with the Dual-Listed Reporting Requirements. The circulation of this Proxy Statement, the accompanying Voting Slip, and/or our Notice of Special General Meeting of Shareholders, and neither the forms or the contents thereof, nor the language set forth therein, each of such documents should be taken as an admission that we are subject to the proxy rules under the Exchange Act, nor as an admission that in doing so we are not availing, nor that we may not avail, ourselves of any, or all of, the exemptions set forth under Regulation 3 of the Companies Regulations (Relief Regulations for Companies Whose Securities are Listed for Trading on an Exchange Outside of Israel), 5760-2000. Furthermore, nothing in the form or content of, and/or the language in, the Proxy Statement should be taken as an admission by us with respect to that which is stated under Regulation 5 of the Notice Regulations concerning the applicability (or lack thereof) of instructions under relevant non-Israeli law as to the content our Proxy Statement, the accompanying Voting Slip, and/or our Notice of Special General Meeting of Shareholders, insofar as such may apply to certain matters on the agenda of the Meeting.

Company Representative for Matters in connection with this Proxy Statement

Our representative for matters in connection with this Proxy Statement is Mr. Avraham Ben-Tzvi, Adv., at One Azrieli Center, Round Tower, 19th Floor, Tel Aviv, Israel, Telephone: +972-3-9333121; email: avraham@kitovpharma.com; or fax: +972-153-39311321.

Forward-Looking Statements and Company's Safe Harbor Statement

Certain statements in this Proxy Statement are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws. Forward-looking statements can be identified by the use of forward-looking words such as "believe", "expect", "intend", "plan", "may", "should", "could", "might", "seek", "target", "will", "project", "forecast", "continue" or "anticipate" or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. You should not place undue reliance on these forward-looking statements, which are not guarantees of future performance. Forward-looking statements reflect our current views, expectations, beliefs or intentions with respect to future events, and are subject to a number of assumptions, involve known and unknown risks, many of which are beyond our control, as well as uncertainties and other factors that may cause our actual results, performance or achievements to be significantly different from any future results, performance or achievements expressed or implied by the forward-looking statements. Any forward-looking statement in this Proxy Statement speaks only as of the date which it is made. We disclaim any intention or obligation to publicly update or revise any forward-looking statement, or other information contained herein, whether as a result of new information, future events or otherwise, except as required by applicable law. You are advised, however, to consult any additional disclosures we make in our reports to the SEC, which are available on the SEC's website, http://www.sec.gov

RISK FACTORS

You should carefully consider the risks described below in evaluating whether to vote for the proposals discussed herein, including the transactions for Kitov’s acquisition of FameWave Ltd. (“FameWave”) and the concurrent investment in the Company by certain shareholders of FameWave in a private placement (collectively, the “Transaction”). The risks and uncertainties described below are not the only ones Kitov faces and will face following the Transaction, and these factors should be considered in conjunction with general investment risks and other information included in this Proxy Statement. You should read and consider the risks associated with the business of FameWave because these risk factors will also affect the operations of Kitov following the consummation of the Transaction going forward.

For risks related to our business (including of our subsidiary TyrNovo Ltd.), please refer to the section entitled “Risk Factors” set forth in our Annual Report on Form 20-for the year ended December 31, 2017. This section should be read in conjunction with the Risk Factors forth in our Annual Report on Form 20-for the year ended December 31, 2017, a copy of which Risk Factors section is attached as Annex B to this Proxy Statement, as well as our other filings with the SEC.

Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Any of these risks could materially and adversely affect our business, financial condition, results of operations and cash flows and could result in a loss of all or part of your investment. In any case, the value of our securities could decline due to any of these risks, and you may lose all or part of your investment in our securities. You should also read and consider the other information in this Proxy Statement, including the other annexes attached hereto.

Risks Related to Our Pending Acquisition of FameWave

The announcement and pendency of the Transaction, whether or not consummated, may adversely affect our business.

The announcement and pendency of the Transaction, whether or not consummated, may adversely affect the trading price of our ordinary shares and/or ADSs, our business or our relationships with customers, suppliers and employees. In addition, pending the completion of the Transaction, the focus and attention of our management and employee resources may be diverted from operational matters during the pendency of the Transaction. Should they occur, any of these matters could adversely affect the businesses of, or harm the financial condition, results of operations or business prospects of Kitov or FameWave.

We cannot be sure if or when the Transaction will be completed. Failure to complete the Transaction could negatively affect the value of our ordinary shares and our future business and financial results.

The closing of the Transaction is subject to the satisfaction or waiver of various conditions, including approval of our shareholders which is being sought at the Meeting. We cannot guarantee that the closing conditions set forth in the Acquisition Agreement will be satisfied. If we are unable to satisfy the closing conditions in the FameWave’s favor or if other mutual closing conditions are not satisfied, FameWave will not be obligated to complete the Transaction. In the event that the Transaction is not completed, the announcement of the termination of the Acquisition Agreement may adversely affect the trading price of our ordinary shares and/or ADSs, our business and operations or our relationships with customers, suppliers and employees; we may be subject to reputational harm due to the adverse perception of any failure to successfully complete the acquisition; and we would have to incur certain costs relating to the transaction, such as legal, accounting, financial advisory, filing and printing fees without completion of the transaction.

The purchase price is not adjustable based on the market price of our ADSs so the consideration at the closing may have a greater value than at the time the Acquisition Agreement was signed.

The Acquisition Agreement has set the consideration formula for the FameWave share capital. Any changes in the market price of our ADSs before the completion of the Transaction will not affect the number of ADSs the sellers will be entitled to receive pursuant to the Acquisition Agreement. Therefore, if before the completion of the Transaction the market price of our ADSs increases from the market price on the date of the Acquisition Agreement, then sellers could receive consideration with substantially more value for their shares of FameWave capital stock than the parties had negotiated for in the establishment of the consideration in the Transaction.

Our shareholders may not realize a benefit from the Transaction commensurate with the ownership dilution they will experience in connection with the Transaction.

If the combined company is unable to realize the strategic and financial benefits currently anticipated from the Transaction, our shareholders will have experienced substantial dilution of their ownership interest without receiving any commensurate benefit. Due to the substantial number of the ADSs (including ADSs issuable upon exercise of the warrants to purchase ADSs) being issued to FameWave shareholders in the Transaction and the private placement, the ownership stake and relative voting power of each ordinary share held by our current shareholders will be significantly reduced. However, significant management attention and resources will be required to integrate and operate the combined company. Delays in this process could adversely affect the combined company’s business, financial results, financial condition and price of our ordinary shares and/or ADSs following the Transaction. Even if the combined company is able to integrate the business operations successfully, there can be no assurance that this integration will result in the realization of the full benefits of synergies, innovation, and operational efficiencies that may be possible from this integration and that these benefits will be achieved within a reasonable period of time.

Because the lack of a public market for FameWave’s capital stock makes it difficult to evaluate the fairness of the Transaction, FameWave’s stockholders may receive consideration in the Transaction that is greater than the fair market value of FameWave’s capital stock.

The outstanding share capital of FameWave is privately held and is not traded in any public market. The lack of a public market makes it extremely difficult to determine the fair market value of FameWave. Since the percentage of our equity to be issued to FameWave’s stockholders was determined based on negotiations between the parties, it is possible that the value of our ADSs and warrants to be issued in connection with the Transaction will be greater than the fair market value of FameWave. Alternatively, it is possible that the value of the ADSs and warrants to be issued in connection with the Transaction will be less than the fair market value of FameWave.

We will incur significant expenses in connection with the Transaction, regardless of whether the Transaction is completed.

We expect to incur significant expenses related to the Transaction. These expenses include, but are not limited to, legal fees, accounting fees and expenses, certain employee expenses, filing fees, printing expenses and other related fees and expenses. Many of these expenses will be payable by us regardless of whether the Transaction is completed.

ADSs representing a substantial percentage of our outstanding shares may be issued in the Transaction, which could cause the price of our ADSs and Ordinary Shares to decline.

Pursuant to the Transaction, we will issue 10,921,138 ADSs representing an equivalent number of our ordinary shares, or approximately 56% of our outstanding ordinary shares as of March 20, 2019. In addition, we will issue warrants and service provider options to purchase up to an additional 4,119,513 ADSs representing an equivalent number of Ordinary Shares, representing approximately 21% of our outstanding ordinary shares as of March 20, 2019. These issuances and any future sales or issuances of a substantial number of ADSs and/or ADSs underlying warrants or service provider options in the public market, or the perception that such sales may occur, could materially adversely affect the price of our ADSs and ordinary shares. We cannot predict the effect, if any, that market sales of those ADSs and warrants to purchase ADSs or the availability of those ADSs and warrants for sale will have on the market price of our ADSs and ordinary shares.

Risks Related to FameWave’s Business and Product Candidate

FameWave is a development stage company with a limited operating history, which makes it difficult to evaluate its prospects.

FameWave is a clinical-stage biopharmaceutical company. FameWave has no products approved for commercial sale and has not generated any revenue. FameWave does not expect to generate any meaningful product sales or revenues for the foreseeable future, if ever. FameWave expects to incur significant additional operating losses in the future as it expands development and clinical trial efforts.

FameWave may encounter substantial delays in its clinical trials or may not be able to conduct its trials on the timelines it expects.

Clinical testing is expensive, time-consuming, and subject to uncertainty. FameWave cannot guarantee that any clinical studies will be conducted as planned or completed on schedule, if at all. The previous owners of the CM-24 platform conducted the first human clinical trials for FameWave’s therapeutic candidate, CM-24, which were initiated in 2015, and discontinued in 2017. Following the Transaction, we may resume clinical testing of CM-24 but issues may yet arise that could delay or prevent future clinical trials. A failure of one or more clinical studies can occur at any stage of testing, and FameWave’s future clinical studies may not be successful. Events that may prevent successful or timely completion of clinical development include:

●	delays in reaching a consensus with regulatory agencies on study design;

●	delays in reaching agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical study sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and clinical study sites;

●	delays in obtaining required Institutional Review Board, or IRB, approval at each clinical study site;

●	the departure of a principal investigator from a clinical site, which could cause delays in conducting the clinical trial at a particular clinical site;

●	imposition of a temporary or permanent clinical hold by regulatory agencies;

●	delays in recruiting suitable patients to participate in FameWave’s clinical studies;

●	failure by FameWave’s CROs, other third parties, or FameWave to adhere to clinical study requirements;

●	failure to perform in accordance with the FDA’s current good clinical practices, or cGCPs, requirements, or applicable regulatory guidelines in other countries;

●	patients dropping out of a study;

●	occurrence of adverse events associated with the product candidate that are viewed to outweigh its potential benefits;

●	changes in regulatory requirements and guidance that require amending or submitting new clinical protocols;

●	changes in the standard of care on which a clinical development plan was based, which may require new or additional trials;

●	the cost of clinical studies of FameWave’s therapeutic candidates being greater than FameWave anticipates;

●	clinical studies of FameWave’s therapeutic candidates producing negative or inconclusive results, which may result in FameWave’s deciding, or regulators requiring FameWave, to conduct additional clinical studies or abandon product development programs;

●	delays in manufacturing, testing, release, validating, or import/export of sufficient stable quantities of FameWave’s therapeutic candidates for use in clinical studies or the inability to do any of the foregoing, including any quality issues associated with contract manufacturers.

FameWave also may conduct clinical research in collaboration with other biotechnology and biologics entities in which FameWave combines its technologies with those of FameWave’s collaborators. Such collaborations may be subject to additional delays because of the management of the trials or the necessity of obtaining additional approvals for therapeutics used in the combination trials. These combination therapies will require additional testing and clinical trials will require additional FDA regulatory approval and will increase FameWave’s future expenses.

Any inability to successfully complete clinical development could result in additional costs to FameWave or impair FameWave’s ability to generate revenue. In addition, if FameWave makes manufacturing or formulation changes to its therapeutic candidates, FameWave may be required, or may elect, to conduct additional studies to bridge its modified therapeutic candidates to earlier versions. Clinical study delays could also shorten any periods during which FameWave’s products have patent protection and may allow FameWave’s competitors to bring products to market before FameWave does, which could impair FameWave’s ability to commercialize its therapeutic candidates successfully and may harm FameWave’s business and the results of its operations.

It may take longer and cost more to complete FameWave’s clinical trials than FameWave’s projections, or FameWave may not be able to complete them at all.

For budgeting and planning purposes, FameWave has projected the dates for the commencement, continuation, and completion of FameWave’s various clinical trials. However, a number of factors, including scheduling conflicts with participating clinicians and clinical institutions, and difficulties in identifying and enrolling patients who meet trial eligibility criteria, may cause significant delays. FameWave may not commence or complete clinical trials involving any of FameWave’s products as projected or may not conduct them successfully.

FameWave may experience difficulties in patient enrollment in FameWave’s future clinical trials for a variety of reasons. The timely completion of clinical trials in accordance with their protocols depends, among other things, on FameWave’s ability to enroll a sufficient number of patients who remain in the study until its conclusion. In addition, FameWave’s clinical trials will compete with other clinical trials for therapeutic candidates that are in the same therapeutic areas as FameWave’s therapeutic candidates, and this competition will reduce the number and types of patients available to FameWave, because some patients who might have opted to enroll in FameWave’s trials may instead opt to enroll in a trial being conducted by one of FameWave’s competitors. Accordingly, FameWave cannot guarantee that the trial will progress as planned or as scheduled. Delays in patient enrollment may result in increased costs or may affect the timing or outcome of FameWave’s ongoing clinical trial and planned clinical trials, which could prevent completion of these trials and adversely affect FameWave’s ability to advance the development of FameWave’s therapeutic candidates.

FameWave expects to rely on medical institutions, academic institutions, or clinical research organizations to conduct, supervise, or monitor some or all aspects of clinical trials involving FameWave’s products. FameWave may have less control over the timing and other aspects of these clinical trials than if FameWave conducted them entirely on its own. If FameWave fails to commence or complete, or experience delays in, any of its planned clinical trials, FameWave may experience delays in its clinical development and/or commercialization plans.

FameWave’s clinical trials may fail to demonstrate adequately the safety and efficacy of its therapeutic candidates, which would prevent or delay regulatory approval and commercialization.

The clinical trials of FameWave’s therapeutic candidates are, and the manufacturing and marketing of its products will be, subject to extensive and rigorous review and regulation by numerous government authorities in the United States and in other countries where FameWave intends to test and market its therapeutic candidates. Before obtaining regulatory approvals for the commercial sale of any of FameWave’s therapeutic candidates, FameWave must demonstrate through lengthy, complex, and expensive preclinical testing and clinical trials that its therapeutic candidates are both safe and effective for use in each target indication. In particular, because FameWave’s therapeutic candidates are subject to regulation as biological drug products, FameWave will need to demonstrate that they are safe, pure and potent for use in their target indications. Each product candidate must demonstrate an adequate risk versus benefit profile in its intended patient population and for its intended use. The risk/benefit profile required for product licensure will vary depending on these factors and may include not only the ability to show tumor shrinkage, but also adequate duration of response, a delay in the progression of the disease, and/or an improvement in survival. For example, response rates from the use of FameWave’s therapeutic candidates may not be sufficient to obtain regulatory approval unless FameWave can also show an adequate duration of response. Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. The results of preclinical studies and early clinical trials of FameWave’s therapeutic candidates may not be predictive of the results of later-stage clinical trials. The results of studies in one set of patients or line of treatment may not be predictive of those obtained in another. FameWave expects that there may be greater variability in results for products processed and administered on a patient-by-patient basis, as anticipated for FameWave’s therapeutic candidates, than for “off-the-shelf” products, like many other drugs. There is typically an extremely high rate of attrition from the failure of therapeutic candidates proceeding through clinical trials. Therapeutic candidates in later stages of clinical trials may fail to show the desired safety and efficacy profile despite having progressed through preclinical studies and initial clinical trials. A number of companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or unacceptable safety issues, notwithstanding promising results in earlier trials. Most therapeutic candidates that begin clinical trials are never approved by regulatory authorities for commercialization.

In addition, even if such trials are successfully completed, FameWave cannot guarantee that the FDA or foreign regulatory authorities will interpret the results as FameWave does, and more trials could be required before FameWave submits its therapeutic candidates for approval. To the extent that the results of the trials are not satisfactory to the FDA or foreign regulatory authorities for support of a marketing application, FameWave may be required to expend significant resources, which may not be available to FameWave, to conduct additional trials in support of potential approval of its therapeutic candidates.

If FameWave encounters difficulties enrolling patients in FameWave’s clinical trials, its clinical development activities could be delayed or otherwise adversely affected.

The timely completion of clinical trials in accordance with their protocols depends, among other things, on FameWave’s ability to enroll a sufficient number of patients who remain in the trial until its conclusion. FameWave may experience difficulties in patient enrollment in FameWave’s clinical trials for a variety of reasons, including:

●	the size and nature of the patient population;

●	the patient eligibility criteria defined in the protocol;

●	the size of the study population required for analysis of the trial’s endpoints;

●	the proximity of patients to trial sites;

●	the design of the trial;

●	FameWave’s ability to recruit clinical trial investigators with the appropriate competencies and experience;

●	competing clinical trials for similar therapies or other new therapeutics;

●	clinicians’ and patients’ perceptions of the potential advantages and side effects of the product candidate being studied in relation to other available therapies, including any new drugs or treatments that may be approved for the indications FameWave is investigating;

●	FameWave’s ability to obtain and maintain patient consents; and

●	the risk that patients enrolled in clinical trials will not complete a clinical trial.

In addition, FameWave’s clinical trials will compete with other clinical trials for therapeutic candidates that are in the same therapeutic areas as FameWave’s therapeutic candidates. This competition will reduce the number and types of patients available to FameWave, because some patients who might have opted to enroll in FameWave’s trials may instead opt to enroll in a trial being conducted by one of FameWave’s competitors. Moreover, because FameWave’s therapeutic candidates represent a departure from more commonly used methods of cancer treatment, potential patients and their doctors may be inclined to use conventional therapies, such as chemotherapy and approved immunotherapies, rather than enroll patients in any future clinical trial.

Even if FameWave can enroll a sufficient number of patients in FameWave’s clinical trials, delays in patient enrollment may result in increased costs or may affect the timing or outcome of the planned clinical trials, which could prevent completion of these trials and adversely affect FameWave’s ability to advance the development of its therapeutic candidates.

FameWave will depend on a joint collaboration partner to conduct clinical trials with CM-24, and we may enter into future collaboration agreements collaboration partners to develop and conduct clinical trials with, obtain regulatory approvals for, and market and sell the CM-24 therapeutic candidate. If such collaboration fails to perform as expected, FameWave’s clinical trials and/or development plans will be delayed and we will be required to seek other collaboration partners, which we may not be able to engage in a timely manner, or at all, and which may delay FameWave’s development plan and therefore the potential for us to generate future revenue the CM-24 therapeutic candidate would be significantly reduced and our business would be significantly harmed.

FameWave intends to enter into a joint clinical collaboration agreement, which is now in an advanced stage of negotiation with a major pharmaceutical company, for a planned Phase I/II study of CM-24 in combination with a PD-1 antibody in early 2020, with preliminary data expected in late 2020.  For FameWave’s therapeutic candidates and clinical development programs, FameWave does, and may in the future continue to, rely on its collaboration partners to develop, conduct clinical trials of, and commercialize its therapeutic candidates and approved products. We may also enter into collaboration agreements with other parties in the future relating to such therapeutic candidates. Ultimately, if such therapeutic candidates are advanced through clinical trials and receive marketing approval from the FDA or similar regulatory authorities, certain of the collaboration partners may have certain rights in connection with the commercialization of the therapeutic candidate, such as rights of first offer to be responsible for commercialization of these therapeutic candidates. If these collaboration partners do not perform in the manner we expect or fail to fulfill their responsibilities in a timely manner or at all, if the agreements with them terminate or if the quality or accuracy of the clinical data they obtain is compromised, the clinical development, regulatory approval and commercialization efforts related to FameWave’s therapeutic candidates could be delayed or terminated, and it could become necessary for us to assume the responsibility at our own expense for the clinical development of such therapeutic candidates and seek replacement collaboration and/or development partners. In that event, we would likely be required to limit the size and scope of efforts for the development and commercialization of such product candidate; we would likely be required to seek additional financing to fund further development or identify alternative strategic collaboration partners; our potential to generate future revenue from such therapeutic candidates would be significantly reduced or delayed; and it could have a material adverse effect on our business, financial position, results of operations and future growth prospects.

Collaborations involving FameWave’s therapeutic candidates pose a number of risks, including the following:

●	collaboration partners have significant discretion in determining the efforts and resources that they will apply to these partnerships;

●	collaboration partners may have limited supply of products, such as a PD-1 antibody, which FameWave requires for the development of its therapeutic candidates;

●	collaboration partners may not perform their obligations as expected;

●	collaboration partners may not pursue development of FameWave’s therapeutic candidates or may elect not to continue or renew development programs, based on clinical trial results, changes in the collaboration partners' strategic focus or available funding or external factors, such as an acquisition, that divert resources or create competing priorities;

●	collaboration partners may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

●	collaboration partners may have or could independently develop, or develop with third parties, products that compete directly or indirectly with FameWave’s out-licensed therapeutic candidates;

●	disagreements with collaboration partners, including disagreements over proprietary rights, contract interpretation or the conduct of product research, development or commercialization programs, may cause delays or lead to termination of such programs, or require us to assume unplanned expenditures, responsibilities or liabilities with respect to therapeutic candidates FameWave has out licensed, or may result in costly and time consuming litigation or arbitration;

●	collaboration partners may infringe the intellectual property rights of third parties, which may expose us to litigation and potential liability; and

●	collaboration agreements may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable therapeutic candidates.

In addition, collaboration agreements may provide the collaboration partners with rights to terminate such agreements and licenses granted under such agreements under various conditions, which, if exercised, would adversely affect FameWave’s product development efforts, could make it difficult for us to attract new collaboration partners and may adversely affect our reputation. A collaboration partner may have the right to terminate its collaboration agreements. Any such termination of any agreement or any future agreement that we may enter into with collaboration partners could have a material adverse effect on our business, financial position and results of operations.

FameWave’s therapeutic candidates may cause undesirable side effects or have other properties that could halt their clinical development, prevent their regulatory approval, limit their commercial potential, or result in significant negative consequences.

Undesirable side effects or adverse events caused by FameWave’s therapeutic candidates, or related to the combination therapy or to the PD-1 inhibitor, could cause FameWave or regulatory authorities to interrupt, delay, or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or other comparable foreign regulatory authorities. Results of FameWave’s trials could reveal a high and unacceptable severity and prevalence of side effects or unexpected characteristics.

If unacceptable toxicities arise in the development of FameWave’s therapeutic candidates, the FDA or comparable foreign regulatory authorities could order us to cease clinical trials or deny approval of its therapeutic candidates for any or all targeted indications. Treatment-related side effects could also affect patient recruitment or the ability of enrolled subjects to complete the trial or result in potential product liability claims. In addition, these side effects may not be appropriately recognized or managed by the treating medical staff, as toxicities resulting from personalized cell therapy are not normally encountered in the general patient population and by medical personnel. Any of these occurrences may harm our business, financial condition and prospects significantly.

The manufacture of FameWave’s therapeutic candidates is complex, and we may encounter difficulties in production, particularly with respect to process development or scaling-out of FameWave’s manufacturing capabilities. If FameWave, or any of our third-party manufacturers encounter such difficulties, FameWave’s ability to supply its therapeutic candidates for clinical trials, or its products for patients, if approved, could be delayed or stopped, or we may be unable to maintain a commercially viable cost structure.

FameWave’s therapeutic candidates are biologics, and the process of manufacturing its products is complex, highly regulated and subject to multiple risks. The manufacture of FameWave’s therapeutic candidates involves complex processes, including drawing blood from patients/donors, manufacturing the clinical product, and ultimately infusing the product into a patient. As a result of the complexities, the cost to manufacture biologics is generally higher than traditional small molecule chemical compounds, and the manufacturing process is less reliable and is more difficult to reproduce. Even minor deviations from normal manufacturing processes could result in reduced production yields, product defects, and other supply disruptions.

Developing commercially viable processes is a difficult and uncertain task, and there are risks associated with scaling to the level required for advanced clinical trials or commercialization, including, among others, cost overruns, potential problems with process scale-out, process reproducibility, stability issues, lot consistency, and timely availability of raw materials. As a result of these challenges, we may experience delays in FameWave’s clinical development and/or commercialization plans. We may ultimately be unable to reduce the cost of goods for FameWave’s therapeutic candidates to levels that will allow for an attractive return on investment if and when those therapeutic candidates are commercialized.

Because FameWave’s current therapeutic candidates represent a novel approach to the treatment of disease, there are many uncertainties regarding the development, the market acceptance, third-party reimbursement coverage and the commercial potential of FameWave’s therapeutic candidates.

There is no assurance that the approaches offered by FameWave’s products will gain broad acceptance among doctors or patients or that governmental agencies or third-party medical insurers will be willing to provide reimbursement coverage for proposed therapeutic candidates. Since FameWave’s current therapeutic candidates and any future therapeutic candidates will represent new approaches to treating various conditions, it may be difficult, in any event, to accurately estimate the potential revenues from these therapeutic candidates. Accordingly, FameWave may spend large amounts of money trying to obtain approval for therapeutic candidates that have an uncertain commercial market. The market for any products that FameWave may successfully develop will also depend on the cost of the product. FameWave does not yet have sufficient information to reliably estimate what it will cost to commercially manufacture FameWave’s current therapeutic candidates, and the actual cost to manufacture these products could materially and adversely affect the commercial viability of these products. Our goal is to reduce the cost of manufacturing FameWave’s therapies. However, unless we are able to reduce those costs to an acceptable amount, FameWave may never be able to develop a commercially viable product. If we do not successfully develop and commercialize FameWave’s therapeutic candidates based upon this approach, or find suitable and economical sources for materials used in the production of these therapeutic candidates, FameWave will not become profitable.

FameWave’s CM-24 therapeutic candidate may be provided to patients in combination with other agents provided by third parties. The cost of such combination therapy may increase the overall cost of CM-24 based therapy and may result in issues regarding the allocation of reimbursements between FameWave’s therapy and the other agents, all of which may adversely affect the ability to obtain reimbursement coverage for the combination therapy from third-party medical insurers.

If FameWave fails to comply with any obligations under its license agreements, or disputes arise with respect to those agreements, it could have a negative impact on its business and its intellectual property rights.

Upon closing of the Transaction FameWave will be a party to a license agreement with Tel Hashomer – Medical Research Infrastructure and Services Ltd. (“THM”) that imposes, and FameWave may enter into additional licensing arrangements with third parties that may impose, diligence, development and commercialization timelines, milestone payment, royalty, insurance and other obligations on it. FameWave’s rights to use the licensed intellectual property are subject to the continuation of and FameWave’s compliance with the terms of these agreements. Disputes may arise regarding FameWave’s rights to intellectual property licensed to it from a third party, including but not limited to:

●	the scope of rights granted under the license agreement and other interpretation-related issues;

●	the extent to which FameWave technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

●	the sublicensing of patent and other rights;

●	FameWave’s diligence obligations under the license agreement and what activities satisfy those diligence obligations;

●	the ownership of inventions and know-how resulting from the creation or use of intellectual property by FameWave, alone or with its licensors and collaborators;

●	the scope and duration of FameWave’s payment obligations;

●	FameWave’s rights upon termination of such agreement; and

●	the scope and duration of exclusivity obligations of each party to the agreement.

If disputes over intellectual property and other rights that FameWave has licensed or acquired from third parties prevent or impair its ability to maintain its current licensing arrangements on acceptable terms, FameWave may be unable to successfully develop and commercialize the affected therapeutic candidates. If FameWave fails to comply with its obligations under current or future licensing agreements, these agreements may be terminated or the scope of FameWave’s rights under them may be reduced and we might be unable to develop, manufacture or market any product that is licensed under these agreements.

Proposal 1:

To approve the transactions FOR THE COMPANY’S ACQUISITION OF FAMEWAVE and ADS, WARRANT AND OPTION issuances by the Company to be made in connection with the Company’s transactions for the acquisition of FameWave and the concurrent investment in the Company by certain investors and shareholders of FameWave IN A PRIVATE PLACEMENT

We are asking our shareholders to approve the transactions and the ADS, warrant and option issuances by us to be made in connection with our acquisition of FameWave and the simultaneous investment in us by certain investors and shareholders of FameWave in a private placement.

THE ACQUSITION AND INVESTMENT TRANSACTIONS

This section and the section entitled “The Acquisition Agreement” in this Proxy Statement describe the material aspects of the share exchange acquisition transaction and the private investment in us by certain investors and shareholders of FameWave, including the Acquisition Agreement and certain material ancillary agreements. While we believe that this description covers the material terms of the Transaction, the Acquisition Agreement and the material ancillary agreements), it may not contain all of the information that is important to you. You should read carefully this entire Proxy Statement, the Acquisition Agreement and applicable ancillary agreements, which are attached as Annex A to this Proxy Statement, and the other Annexes attached hereto.

From time to time, we have considered strategic business initiatives intended to further the development of its business and maximize stockholder value. On March 14, 2019, we announced that we had entered into a definitive agreement to acquire FameWave, a privately held Israeli biopharmaceutical company. FameWave’s main asset is CM-24, a clinical stage humanized monoclonal antibody targeting CEACAM1, a novel immune checkpoint protein belonging to the Human CEA (Carcino-Embryonic Antigen) protein family. Evidence has shown that CEACAM1 is expressed on tumor lymphocytes and is up-regulated in several cancer types. Preclinical studies have shown evidence that CM-24 enhances the cytotoxic activity of tumor-infiltrating lymphocytes (TILs) against various CEACAM1-positive tumor cell lines. CM-24 is being developed for multiple oncological indications according to the expression pattern of its target protein. Preclinical studies provide strong justification for CM-24’s mechanism of action in activating the immune system through multiple pathways as validated by world renowned researchers at Harvard Medical School and MIT, in an article published in Nature as well as by Prof. Gal Markel from the THM. Additional preclinical studies showed that a combination of CM-24 with PD-1 and PDL-1 antibodies resulted in a synergistic anti-cancer effect. In a Phase I dose ranging study of CM-24 as single agent, conducted by MSD, while stable disease rate of approximately 29% was noted, no efficacy signals in the form of partial or greater responses were detected and the decision was made by MSD to discontinue development, although, based on our knowledge, such decision was not due to any known safety risks. Subject to the completion of the transaction for the acquisition of FameWave, we plan to initiate a Phase I/II study in early 2020 to evaluate the safety and efficacy of CM-24 at higher doses, and in combination with an anti PD-1 inhibitor. We believe a significant amount of data is available for the existing IND to support the continuation of the clinical studies. FameWave intends to enter into a joint clinical collaboration agreement, which is now in an advanced stage of negotiation with a major pharmaceutical company, for a planned Phase I/II study of CM-24 in combination with a PD-1 antibody in early 2020, with preliminary data expected in late 2020.

We are acquiring 100% of FameWave from its shareholders in exchange for approximately $10 million worth of its newly issued ADSs subject to a 12-month lock-up period, priced at $1.23 per ADS, plus 50% warrant coverage with an exercise price of $1.98 per ADS and an exercise period of 4-years (the “Kitove Warrants”). In addition, we will provide a loan to FameWave of up to approximately $2 million (“Cash Escrow”) to pay cCAM BioTherapeutics Ltd. (“cCAM”), a wholly owned subsidiary of Merck Sharp and Dohme Corp., known as “MSD” in Israel, which discovered CM-24, for the return of the intellectual property rights to CM-24 to FameWave, and to repay certain loans which may be provided by FameWave’s shareholders to FameWave to conduct business pursuant to the approved business budget. Following MSD’s decision to discontinue development MSD is returning the rights to CM-24 to former cCAM shareholders and founders of FameWave. The rights to CM-24 being returned by cCam to FameWave primarily consist of intellectual property concerning CM-24 under a license agreement between MSD and THM in Israel.

In addition to the share exchange, in accordance with the Acquisition Agreement, three leading life science focused investment funds, Orbimed, Pontifax Venture Capital, and Arkin Holdings (collectively, the “investment funds”), which collectively (together with their respective affiliates) hold approximately 90% of FameWave, have agreed to invest an aggregate of $3.5 million in the Company in exchange for newly issued ADSs of the Company, priced at $1.23 per ADS.

In addition, at closing of the Transaction, we agreed to approve grants to Dr. Michael Schickler, the current CEO of FameWave, under Kitov’s Employees Stock Option Plan under the 102 Capital Gains Track, or other eligible tax track as applicable, of (i) options to purchase 54,472 ADSs of Kitov ($67,000 divided by $1.23 per share , and, (ii) options to purchase 27,236 ordinary shares of Kitov, which will have an exercise price of $1.98 per share and a an exercise period of 4 years, pursuant to the Kitov’s Employee Stock Option Plan (collectively, the “FameWave CEO Options”)),.

Immediately following the completion of the Transaction, each of these investment funds, together with its respective affiliates, former minority shareholders of FameWave (in aggregate), and other persons entitled to receive our securities in connection with the Transaction will hold approximately the following portions of our ordinary shares, based on 19,437,836 of our ordinary shares issued and outstanding as of March 20, 2019 (including 1 treasury share):

Name of Shareholder	Kitov Shares after Closing	Percentage of Kitov after closing on a non-diluted basis	New Kitov Warrants and Options	Percentage of Kitov on a fully diluted basis
Pontifax and affiliates	3,322,971	10.9%	1,187,231	6.97%
Orbimed Israel Partners	3,506,414	11.5%	1,278,952	7.40%
M. Arkin (1999) Ltd and affiliates	3,506,414	11.5%	1,278,952	7.40%
Former minority shareholders of FameWave	522,838	1.7%	261,419	1.21%
THM	62,502	0.2%	31,251	0.14%
Dr. Michael Schickler		0%	81,707	0.13%
Total	10,921,139	36.0%	4,119,512	23.25%

The ADSs and ADSs issuable upon exercise of the Kitov Warrants will be subject a lock-up agreement at the closing of the Transaction, and the ADSs Kitov will issue to the investment funds in return for their $3.5 million investment in the Company, will be subject to a lock-up agreement restricting transfer or sale of the ADSs for a 12-month period commencing on the date of issuance by us; provided, however, that during the period following 6 months after the date of issuance of the securities and until the end of the such 12-month period, the holder will be allowed to sell the securities, subject to any statutory resale restrictions or limitations, but only if (i) we have not publicly announced clinical data related to FameWave's products, and (ii) the market price for our ADSs on NASDAQ at the close of the preceding trading day was above $3.00 per ADS.

In addition, we agreed that at the closing of the FameWave acquisition transaction, we will enter into a Registration Rights Agreement with the investment funds and any other holders of the securities we issue who have agreed to the lock-up (the “Registration Rights Agreement”) providing for the filing of a registration statement (the “Registration Statement”) with the Securities and Exchange Commission registering the ADSs and the ADSs underlying the Kitov Warrants. Pursuant to the Registration Rights Agreementwe will be obligated to file a registration statement by no later than 120 days prior to the end of the above mentioned lock-up period and to cause the Registration Statement to be declared effective no later than the end of such lock-up period.

In addition, each FameWave shareholder that receives our ADSs to be issued as part of the Transaction and has signed the lock-up agreement and the Registration Rights Agreement shall be required to also sign a Shareholder’s Undertaking in connection with the ownership of our ordinary shares containing, amongst other matters, an undertaking that during the above mentioned lock-up period, and, subsequent to such lock-up period until the earlier of (a) for so long as the aggregate number of our ordinary share equivalents beneficially owned by the shareholder and its group members, as a group, is greater than or equal to 2.5% of the our then issued and outstanding ordinary shares or (b) 24 months following the date of the undertaking, the shareholder shall cause all of our voting securities beneficially owned by it or any of its group members or over which it or any of its group members has voting control not to be voted (i) against any person nominated and recommended to serve as our directors by our board of directors and/or any applicable committee thereof and (ii) with respect to any other action, proposal or matter to be voted on by our shareholders, in a manner inconsistent with the recommendation of our board of directors or any applicable committee thereof; provided, however, that the undertakings in sub-clauses (i) and (ii) above shall not apply to: (1) matters under Sections 270(1), 270(2), 270(3) and 270(4) the Israeli Companies Law governing related or interested party transaction and officeholder compensation, as well as matters which require the declaration by officers or shareholders of a personal interest and/or affiliation with a controlling shareholder as defined in, and in accordance with, the Israeli Companies Law, or (2) matters directly affecting the development of the technology controlled by FameWave or (3) where, based on a legal advice opinion received in writing by the shareholder, the shareholder reasonably believes that such vote by the shareholder may impose any liability on the shareholder.

The transaction has been approved by the boards of the Company and FameWave and is expected to close during the third quarter of 2019, subject to certain conditions: approval of our shareholders which is being sought at the Meeting; closing of the transaction for the assignment of the rights to CM-24 to FameWave by MSD; finalization by FameWave of the joint clinical collaboration agreement; and satisfaction of other customary closing conditions. If any condition to the closing of the Transaction is not satisfied or waived, the acquisition will not be completed. We and/or FameWave also may terminate the Acquisition Agreement under certain circumstances.

Should the Transaction not close due to the failure by us to fulfill certain closing conditions, we will be entitled to repayment of the amounts loaned by us out of amounts actually received by FameWave from commercialization transactions of CM-24. If no such commercialization transaction is consummated within 36 months from termination of the Acquisition Agreement, we will be entitled to 20% of FameWave in return for the approximately $2.0 million loan to be provided from the Cash Escrow. Furthermore, should the transaction not close due to a failure by FameWave to finalize the clinical collaboration agreement, or the failure of certain other closing conditions to be fulfilled by the current shareholders of FameWave, then Kitov will be entitled to 100% of FameWave in return for the Cash Escrow.

The selling shareholders of FameWave have agreed with us that FameWave shall carry on its businesses in all material respects in the ordinary course in substantially the same manner as heretofore conducted until the earlier of the termination of the Acquisition Agreement and the closing of the share exchange. In addition, the selling shareholders of FameWave have agreed not to (and not to authorize or permit any of its representatives to), directly or indirectly, solicit, initiate, knowingly encourage, facilitate or induce the making, submission or announcement of an acquisition proposal for FameWave and/or such shareholder’s shares.

Until closing of the Transaction, FameWave may enter into loan agreements with the investment funds and/or accrue Indebtedness or Liabilities (each as defined in the Acquisition Agreement), in an amount not to exceed $3.5 million less the funds used from the Cash Escrow for payment of the fee to MSD for the return of the rights to CM-24, for the purpose of funding FameWave’s current business activities in accordance with the business budget agreed between the parties, plus an additional deviation of up to $100,000 on account of such business activities (the “Permitted Loans”). We undertook to cause FameWave to repay at or prior to closing of the Trasnaction, all Permitted Loans provided by selling FameWave shareholders following October 21, 2018, utilizing the Cash Escrow, and to the extent that Permitted Loans were provided such that the balance at closing of the Permitted Loans is in excess of the our cash escrow account balance, such excess balance amount shall be set off from the $3.5 million subscription agreement to be invested by the investment funds in our ADSs at closing. Other than the Permitted Loans (or indebtedness or financial Liabilities in the amount and for the purposes of such Permitted Loans and in lieu thereof, if incurred by FameWave and not covered by Permitted Loans) and any assumed liabilities under the reversion agreement for the assignment of CM-24 to FameWave, FameWave shall have no outstanding or accrued liabilities or indebtedness at closing.

The foregoing description of the agreement for the acquisition of FameWave and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the Acquisition Agreement (as well as applicable ancillary agreements), which is attached hereto as an exhibit and incorporated by reference herein. We encourage you to read the full Acquisition Agreement (and the ancillary agreements) for a more complete understanding of the transaction. The Acquisition Agreement (including any ancillary agreements, exhibits and schedules) has been attached as an exhibit to this Proxy Statement to provide investors and security holders with information regarding its terms. It is not intended to provide any factual information about us, any FameWave shareholders, cCAM, MSD or FameWave.

Our Reasons for the Acquisition

Our board considered the following factors in reaching its conclusion to approve the transactions in connection with the acquisition of FameWave, and to recommend that our shareholders approve the issuance of our ADSs and Kitov Warrants in the acquisition and the ADSs to the investment funds in a private placement, all of which our board viewed as supporting its decision to approve the acquisition with FameWave:

●	Our board believes, based in part on the judgment, advice and analysis of members of our senior management, as well as external third party scientific advisors, with respect to the potential strategic, financial and operational benefits of the acquisition of FameWave (which judgment, advice and analysis was informed in part on the business, technical, financial, accounting and legal due diligence investigation performed with respect to FameWave), that FameWave’s proprietary CM-24 platform has a potentially compelling therapeutic product profile. We believe that FameWave’s CM-24 technology has the potential to lead to the development and commercialization of therapies which will enhance the cytotoxic activity of tumor-infiltrating lymphocytes (TILs) against various CEACAM1-positive tumor cell lines, and which is intended to be developed for multiple oncological indications considering the expression pattern of its target protein.

●	Our board considers oncology as strategic to Kitov and concluded that there is a synergistic fit for the new technology in our expertise in this field.

●	Our board considered the fact that CM-24 is a clinical stage program and will be synergistic to the management of the NT-219 oncology program of Kitov’s subsidiary, TyrNovo Ltd.

●	Our board also reviewed with its management and FameWave’s research team the current plans of FameWave for developing its CM-24 platform concluded that the acquisition of FameWave would provide the our existing shareholders a significant opportunity to participate in the potential growth of FameWave following the acquisition.

●	Our board also considered that FameWave, as a subsidiary of the Company, will be led by an experienced senior public pharmaceutical company management team and board of directors.

●	Our board considered the intellectual property of FameWave, including its patents and the terms of the license agreement between THM and MSD, which will revert to FameWave following the completion of the Reversion Agreement between MSD and FameWave.

●	Our board also reviewed the recent our financial statements, results of operations and financial condition, including:

●	the risks of continuing to operate Kitov on a stand-alone basis and the belief that the combination of Kitov’s and FameWave’s businesses would diversify our pipeline, timing and risks associated with continuing the development of our current therapeutic candidates in development and/or from in-licensing or acquiring additional technologies or therapeutic candidates; and

●	historical and current financial market conditions and stock prices and historical stock prices and trading volumes of our ADSs and ordinary shares.

Our board also reviewed the terms of the Acquisition Agreement and associated transactions, including:

●	the exchange ratio in the Transaction, which is intended to result in the current holders of Kitov’s securities holding, on a fully-diluted basis (assuming exercise of all outstanding warrants and options issued by Kitov), 76.75% of our outstanding shares on a fully-diluted basis immediately following the closing of the Transaction;

●	Following the acquisition of FameWave, we will be supported by blue-chip biotechnology and biotech institutional investors that are current FameWave shareholders – Orbimed, Pontifax, and Arkin Holdings – who have agreed to invest in us concurrently with the acquisition of FameWave by us;

●	the limited number and nature of the conditions to FameWave’s and its shareholders’ obligations to consummate the transactions, and the limited risk of non-satisfaction of such conditions;

●	the conclusion of our board of directors that the risks associated with the $2 million loan made to FameWave in order to fund the reversion of the CM-24 technology from MSD to FameWave, and the potential events concerning this loan which would occur upon termination of the Acquisition Agreement under certain specified circumstances, were reasonable;

●	the no-solicitation provisions governing the ability of FameWave to engage in negotiations with, and otherwise have discussions with, any person relating to an alternative acquisition proposal; and

●	the belief that the terms of the Acquisition Agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations, including under applicable ancillary agreements are reasonable and beneficial to us under the circumstances.

In the course of its deliberations, our board of directors also considered a variety of risks and other countervailing factors related to entering into the Acquisition Agreement with FameWave’s shareholders, including:

●	the possibility that the anticipated benefits of the acquisition of FameWave and the concurrent investment in us by some of the FameWave shareholders and investors may not be realized, or that the benefits may be lower than expected;

●	the substantial expenses to be incurred in connection with the Transaction, including transaction expenses that would be incurred whether or not the acquisition is completed;

●	The possibility that CM-24 does not lead to successful development and commercialization of therapies;

●	the initiation, timing, progress and results of FameWave’s research, manufacturing, preclinical studies, clinical trials, and other development efforts, as well as the extent and number of additional studies that FameWave may be required to conduct for CM-24;

●	the possible volatility and potential decline, at least in the short term, of the trading price of our ordinary shares and ADSs resulting from the acquisition announcement;

●	the risk that the Transaction might not be consummated in a timely manner or at all and the potential adverse effects of the public announcement of the transactions or of a delay or failure to complete the transactions with FameWave and its shareholders, on our reputation;

●	the risks to our business, operations and financial results in the event that the Transaction is not consummated;

●	the risks, challenges and costs associated with successfully integrating an additional therapeutic candidate into our current operations;

●	Our strategic direction and the related ability of FameWave shareholders and investors in the private placement transaction to significantly influence our business following completion of the Transaction;

●	The risk that we may not be able to allocate funds from existing or future resources or fail to raise sufficient funds necessary to develop CM-24:

●	the risk that we might be unable to successfully maintain a cash balance of $11 million (including the $2 million loan by us to FameWave) as of May 1, 2019, which is a condition to closing under the Acquisition Agreement; and various other risks associated with Kitov and the acquisition of FameWave, including those described in the section entitled “Risk Factors” in this Proxy Statement.

The foregoing discussion of the factors considered by our board of directors is not intended to be exhaustive, but does set forth the principal factors considered by our board of directors. Our board of directors approved the Acquisition Agreement after considering the various factors described above and other factors that each member of our board of directors deemed relevant. In view of the wide variety of factors considered by the members of our board of directors in connection with their evaluation of the Acquisition Agreement and the complexity of these matters, our board of directors did not consider it practical, and did not attempt, to quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision. Our board of directors made its decision based on the totality of information presented to and considered by it. In considering the factors discussed above, individual directors may have given different weights to different factors.

Accounting Treatment

Based on a preliminary assessment, we concluded that the acquisition of FameWave should be accounted for as an asset acquisition by us rather than as a business combination under IFRS 3, Business Combinations. The acquisition should be accounted for as an asset acquisition because substantially all of the fair value of the assets being acquired are concentrated in a group of assets to be acquired by FameWave prior to or concurrent with the consummation of the Transaction. Furthermore, the acquired assets did not have outputs or employees. The assets acquired by us under the Acquisition Agreement include a license, other associated intellectual property, documentation and records, and drug materials but the purchase price has not been allocated yet.

OUR BOARD OF DIRECTORS DETERMINED THAT THE acqusition AGREEMENT AND THE transactions to be completed thereby ARE ADVISABLE, FAIR AND IN THE BEST INTERESTS OF the company and of our SHAREHOLDERS AND APPROVED THE acqusition AGREEMENT and the transactions to be completed thereby. our BOARD OF DIRECTORS RECOMMENDS THAT our ShareHOLDERS APPROVE THE ISSUANCE OF our american depository shares, WARRANTS OR OPTIONS TO PURCHASE our american depository shares AND our american depository shares ISSUABLE UPON EXERCISE OF such WARRANTS OR OPTIONS, to the shareholders of famewave who are exchanging their shares to kitov PURSUANT TO THE acqusition AGREEMENT AND TO OTHER PERSONS ENTITLED TO RECEIVE CONSIDERATION IN CONNECTION WITH THE SHARE EXCHANGE; and, THE ISSUANCE OF our american depository shares IN THE concurrent investment in us by shareholders of famewave IN A PRIVATE PLACEMENT.

THE ACQUISITION AGREEMENT

The following is a summary of the material terms of the Acquisition Agreement. A copy of the Acquisition Agreement, including ancillary agreements to be entered into in connection with the transactions contemplated by the Acquisition Agreement, is attached as Annex A to this Proxy Statement. The Acquisition Agreement, and ancillary agreements, have been attached to this Proxy Statement to provide you with information regarding its terms. The summary of the material terms of the Acquisition Agreement (including any of its ancillary agreements) below and elsewhere in this Proxy Statement is qualified in its entirety by reference to the Acquisition Agreement and/or the applicable ancillary agreement. This summary may not contain all of the information about the Acquisition Agreement and/or any applicable ancillary that is important to you. We urge you to read carefully the Acquisition Agreement (including any of its ancillary agreements) in its entirety as these are the legal documents governing the Ttransaction.

Form of the Transaction

Upon the terms and subject to the conditions of the Acquisition Agreement, we will acquire 100% of the issued and outstanding shareholdings from the shareholders of FameWave, in exchange for the issuance of our ADSs and Kitov Warrants, and FameWave will become a wholly-owned subsidiary of the Company. In addition, we will provide a loan to FameWave to pay cCAM, a wholly owned subsidiary of MSD for the return of the intellectual property rights to CM-24 to Fame Wave and to repay certain loans provided by FameWave’s shareholders to FameWave to conduct business pursuant to the approved business budget. As part of the Acquisition Agreement, three leading life science focused investment funds, Orbimed Israel Partners, Pontifax, and Arkin Holdings, who collectively hold approximately 90% of FameWave, will concurrently invest $3.5 million in us in exchange for additional newly issued ADSs of the Company, priced at $1.23 per ADS, in a private placement.

Effective Time of the Transaction

The Acquisition Agreement requires the parties to consummate the acquisition and the concurrent private placement after all of the conditions to the consummation of the transactions contained in the Acquisition Agreement are satisfied or waived, including the approval of the transactions contemplated pursuant to the Acquisition Agreement by all of the shareholders of FameWave or the implementation of applicable bring-along provisions in the FameWave articles of association in order to effect the share exchange for all shareholders of FameWave; the approval by our shareholders of the issuance of our ADSs and Kitov Warrants in the acquisition share exchange as well as the issuance of our ADSs in the concurrent private placement transaction; closing of the transaction for the return of CM-24 to FameWave by MSD; finalization by FameWave of the joint clinical collaboration agreement; and satisfaction of other customary closing conditions. The acquisition will become effective upon the completion of all closing conditions set forth in the Acquisition Agreement. Neither we nor FameWave can predict the exact timing of the consummation of the transactions, but it is expected to occur in the third quarter of 2019.

Transaction Consideration

In consideration of the transfer of the FameWave shares to us and the other obligations set forth in the Acquisition Agreement, the aggregate purchase price to be paid by us for 100% of FameWave shares will consist of the issuance by us to the FameWave Shareholders, and, on behalf of FameWave, to (i) THM, and (ii) the lenders with outstanding balances under the Convertible Loan Agreement, their respective share, as set forth in the allocation table to be provided to us prior to closing of the Transaction, of (a) 8,075,610 of our ADSs (equal to $9,933,000 divided by $1.23, (the “Consideration Shares PPS”)), and such ADSs with aggregate value of $9,933,000 shall serve as the total consideration for 100% of the fully diluted share capital of FameWave, and will be allocated among all sellering FameWave shareholders, lenders under the Convertible Loan Agreement, THS, and any other persons with equity based rights in FameWave and/or rights to receive consideration from an exit transaction of FameWave or any other type of FameWave reorganization, all as set forth in the allocation table to be provided to us, and (b) Kitov Warrants to purchase 4,037,805 additional ADSs, with an exercise price equal to $1.98 per ADS of Kitov, and with a term of exercise of 4 years beginning on the date of issuance, and subject to other terms and conditions as set forth herein and in the Warrant Agreements, the form of which is attached to the Acquisition Agreement.

As part of the Acquisition Agreement, three leading life science focused investment funds, Orbimed, Pontifax Venture Capital, and Arkin Holdings, who collectively (together with their respective affiliates) hold approximately 90% of FameWave, will invest an aggregate $3.5 million in us in exchange for 2,845,528 newly issued ADSs of the Company, priced at $1.23 per ADS.

Pursuant to the Acquisition Agreement, we deposited with an escrow agent $2 million Cash Escrow in order to secure payments by FameWave to MSD and/or loans that the shareholders of FameWave may provide FameWave between the effective date of the Acquisition Agreement and the closing. Until the closing, FameWave may enter into loan agreements with the investment funds and/or accrue Indebtedness or Liabilities, in an amount not to exceed an amount equal to $3.5 million less the funds used from the Cash Escrow for payment of the fee to MSD for the return of the rights to CM-24, for the purpose of funding FameWave’s current business activities in accordance with the business budget agreed between the two parties, plus an additional deviation of up to $100,000 on account of such business activities (the “Permitted Loans”). We undertook to cause FameWave to repay at or prior to closing, all Permitted Loans provided by selling FameWave shareholders following October 21, 2018, utilizing the Cash Escrow, and to the extent that Permitted Loans were provided such that the balance at closing of the Transaction of the Permitted Loans is in excess of the our Cash Escrow account balance, such excess balance amount shall be set off from the $3.5 million Subscription Amount to be invested by the investors at closing of the Transaction. Other than the Permitted Loans (or indebtedness or financial Liabilities in the amount and for the purposes of such Permitted Loans and in lieu thereof, if incurred by FameWave and not covered by Permitted Loans) and any Assumed Liabilities under the Reversion Agreement (as such are defined therein the Reversion Agreement), FameWave shall have no outstanding or accrued liabilities or indebtedness at closing.

In addition, we agreed that at closing of the Transaction, we will approve the grants of the FameWave CEO Options to Dr. Michael Schickler, the current CEO of FameWave, under Kitov’s Employees Stock Option Plan under the 102 Capital Gains Track, or other eligible tax track as applicable, comprised of (i) options to purchase 54,472 ADSs of Kitov ($67,000 divided by $1.23 per share, and, (ii) options to purchase 27,236 ordinary shares of Kitov, which will have an exercise price of $1.98 per share and a an exercise period of 4 years, pursuant to the Kitov’s Employee Stock Option Plan.

FameWave Stock Options and Warrants

FameWave has represented that there are no outstanding options to purchase FameWave common shares or warrants to purchase FameWave common shares, and no options to purchase FameWave common shares or warrants to purchase FameWave common shares may be issued prior to the effective time of the acquisition.

Conditions to the Completion of the Transactions

Each party’s obligation to complete the acquisition is subject to the satisfaction or, to the extent permitted by applicable law, the written waiver by each of the parties, at or prior to the acquisition, of various conditions applicable to all or any one of the parties, (subject to certain exceptions set forth in the Acquisition Agreement), which include the following:

●	each of the representations and warranties of each party will be true and correct in all respects on and as of the date of the Acquisition Agreement and as of the closing as if made at and as of the closing (other than such representations and warranties that are made as of a specified date, which representations and warranties will be true and correct in all respects as of such date) (the “Accuracy of Representations Closing Condition”);

●	the other party to the Acquisition Agreement must have performed or complied with in all material respects all covenants and obligations in the Acquisition Agreement required to be performed or complied with by it on or before the closing of the acquisition (the “Compliance with Obligations Closing Condition”);

●	shares constituting all of the issued and outstanding shares of capital stock of FameWave shall be transferred to Kitov pursuant to the terms of the Acquisition Agreement, pursuant to joinder agreements to this Agreement executed by each FameWave shareholder which did not yet sign the Acquisition Agreement, or in accordance with the bring-along provisions in FameWave’s governing documents effected by FameWave;

●	All filings with, notices to and other consents of any governmental authority required to be made or obtained on or prior to the closing date of the Transaction in connection with the transactions contemplated by the Acquisition Agreement shall have been made or obtained and shall be in full force and effect and any waiting period under any applicable antitrust or competition law, regulation or other applicable law shall have expired or been terminated;

●	Our shareholders must have approved the Transaction and the issuance of our securities to be issued in connection with the transactions;

●	the TASE shall have issued its approval, authorization and listing consent for the ordinary shares underlying the our securities to be issued as part of the Transaction;

●	Since the date of the Acquisition Agreement, there shall not have occurred any material adverse effects (as such are defined in the Acquisition Agreement);

●	the execution by FameWave no later than March 31, 2019 of a joint clinical collaboration agreement, which is now in an advanced stage of negotiation with a major pharmaceutical company, for a planned Phase I/II study of CM-24 in combination with a PD-1 antibody in early 2020, with preliminary data expected in late 2020.

●	the closing of the Reversion Agreement amongst FameWave, Merck Sharp & Dohme Corp. (“MSD”) and cCAM Biotherapeutics Ltd. (the MSD subsidiary currently holding the license to CM-24 from THM), transferring the CM-24 license and other related assets to FameWave, shall have occurred.

●	We shall have approved the FameWave CEO Option;

●	the FameWave Stockholders Representative shall have received confirmation from us that as of May 1, 2019, we had a cash (including cash equivalents and short term investments) amount of at least $11,000,000 in our bank account, net of non-ordinary course business indebtedness (as defined in the Acquisition Agreement), of which at least $10,000,000 (which $10,000,000 amount is net of any type of indebtedness) is reserved, by resolution of our Board of Directors made no later than the closing of the Transaction, for the funding of the Business Budget Implementation of FameWave delivered to us by FameWave, provided, however, that at the applicable date for fulfillment of the conditions, such above amounts shall be reduced by any of our cash outlays between the effective date of the Acquisition Agreement and closing of the Transaction with respect to the Business Budget Implementation that have been approved in writing by the Stockholders Representative and by the $2 million loan amount deposited in the Escrow Account;

●	no temporary restraining order, preliminary or permanent injunction or cease and desist or other order preventing the consummation of the transactions contemplated by the Acquisition Agreement, or imposing fines, assessments, costs, liabilities or penalties in respect thereof, shall have been issued by any court of competent jurisdiction or governmental authority and remain in effect, and there shall not be any legal requirement enacted or deemed applicable to the transactions contemplated by the Acquisition Agreement that makes consummation of such transactions illegal;

●	no governmental authority and no other person shall have commenced or threatened (or made any determination) to commence any legal proceeding: (a) challenging any of the transactions contemplated by the Acquisition Agreement or seeking the recovery of damages in connection with any of the transactions contemplated by the Acquisition Agreement; (b) seeking to prohibit or limit the exercise by any selling FameWave shareholder of any material right pertaining to its ownership of the Consideration Shares, or by Kitov of any material right pertaining to its ownership of the FameWave Shares; or (c) seeking to materially restrict or condition, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the transactions contemplated by the Acquisition Agreement;

●	FameWave shall have received a ruling from the Israel Tax Authority permitting any selling FameWave shareholder which elects to become a party to such a tax ruling (the “Electing Holders”), to defer any applicable Israeli tax with respect to any consideration that such Electing Holder will receive pursuant to the Acquisition Agreement until the sale, transfer, conversion or other conveyance for cash of such consideration by such Electing Holder or such other date set forth in Section 104H of the Israeli Income Tax Ordinance [New Version] 5721-1961 (the “Ordinance”) and all the regulations, rules and orders promulgated thereunder (the “104H Tax Ruling; and the costs and expenses of the 104H Tax Ruling which exceed the amounts included in the Business Budget Implementation shall be solely for the account of the Electing Holders who shall be jointly liable to FameWave for such costs and expenses;

●	the other party to the Acquisition Agreement must have delivered certain certificates and other documents required under the Acquisition Agreement for the closing of the acquisition; and

●	the board of directors of FameWave to be reconstituted as set forth in the Acquisition Agreement.

Accordingly, failure of our shareholders to approve Proposal 1 will result in a material failure of a condition to closing and will cause the non-completion of the Transaction.

Conduct of Business Pending the Closing

The selling shareholders of FameWave have agreed with us that FameWave shall carry on its businesses in all material respects in the ordinary course in substantially the same manner as heretofore conducted until the earlier of the termination of the Acquisition Agreement and the closing. In addition, the selling shareholders of FameWave have agreed not to (and not to authorize or permit any of its representatives to), directly or indirectly, solicit, initiate, knowingly encourage, facilitate or induce the making, submission or announcement of an acquisition proposal for FameWave and/or such shareholder’s shares.

Until the closing of the Transaction, FameWave may enter into loan agreements with the investors and/or accrue indebtedness or liabilities, in an amount not to exceed an amount equal to $3.5 million less the funds used from the our $2 million cash escrow for payment of the fee to MSD for the reversion of the rights to CM-24, for the purpose of funding FameWave’s current business activities in accordance with the business budget implementation agreed between the parties, plus an additional deviation of up to $100,000 on account of such business activities. We undertook to cause FameWave to repay at or prior to closing of the Transaction, all Permitted Loans provided by selling FameWave shareholders following October 21, 2018, utilizing our $2 million cash escrow amount, and to the extent that Permitted Loans were provided such that the balance at closing of the Permitted Loans is in excess of the our cash escrow account balance, such excess balance amount shall be set off from the $3.5 million subscription amount to be invested by the investment funds at closing. Other than the Permitted Loans (or indebtedness or financial liabilities in the amount and for the purposes of such Permitted Loans and in lieu thereof, if incurred by FameWave and not covered by permitted Loans) and any of the assumed liabilities under the agreement for the reversion of CM-24 to FameWave Agreement, FameWave shall have no outstanding or accrued liabilities or indebtedness at closing of the Transaction.

Additional Agreements

Each of us, the selling FameWave shareholders and the investors in the private placement, has agreed to, among other things:

●	use its commercially reasonable efforts to cause to be taken all actions necessary to consummate the acquisition and any other transaction contemplated by the Acquisition Agreement;

●	reasonably cooperate with the other parties and provide the other parties with such assistance as may be reasonably requested for the purpose of facilitating the performance by each party of its respective obligations under the Acquisition Agreement;

●	make all filings and other submissions (if any) and give all notices (if any) required to be made and given by such party in connection with the acquisition and any other transaction contemplated by the Acquisition Agreement;

●	use commercially reasonable efforts to obtain each consent (if any) reasonably required to be obtained (pursuant to any applicable law or contract, or otherwise) by such party in connection with the acquisition and any other transaction contemplated by the Acquisition Agreement or for such contract to remain in full force and effect;

●	use its commercially reasonable efforts to satisfy the conditions precedent to the consummation of the acquisition and any other transaction contemplated by the Acquisition Agreement;

●	We shall use commercially reasonable efforts to maintain our existing listing on the NASDAQ Capital Market and to cause our ordinary shares being issued in the Transaction to be approved for listing on the TASE at or prior to the closing of the Transaction;

●	FameWave and the Company shall not permit any of their respective subsidiaries or representatives to issue any press release or disclosure regarding the acquisition or the other contemplated transactions unless the other party has approved the disclosure in writing or such party has determined in good faith, upon the advice of legal counsel that such disclosure is required by applicable legal requirement and advises the other party and consults with the other party regarding the text of such press release or disclosure;

Termination

The Acquisition Agreement may be terminated at any time before the completion of the acquisition, whether before or after the required stockholder approvals to complete the acquisition have been obtained, as set forth below:

●	by mutual written consent of us and the FameWave Stockholders Representative;

●	by any party to the Acquisition Agreement if the closing has not taken place on or before 19:00 p.m. (Israel time) on August 31, 2019, unless such Party is in breach of any of the provisions of the Acquisition Agreement;

●	by either us or the Stockholder Representative if: (i) a court of competent jurisdiction or other governmental Authority shall have issued a final and nonappealable order, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement; or (ii) there shall be any legal requirement enacted, promulgated, issued or deemed applicable to the transactions contemplated by this Agreement by any Governmental Authority that would make consummation of such transactions illegal;

●	by us if: (i) any of the representations and warranties of the sellers contained in the Acquisition Agreement shall be inaccurate as of the date of the Acquisition Agreement, or shall have become inaccurate as of a date subsequent to the date of the Acquisition Agreement, such that the Accuracy of Representations Closing Condition would not be satisfied; (ii) any of the covenants and obligations which the sellers are required to comply with or to perform shall have been breached such that the Compliance with Obligations Closing Condition would not be satisfied; or (iii) a FameWave Material Adverse Effect shall have occurred and the change or effect resulting therefrom continues in effect such that the no material adverse effect condition to close would not be satisfied; provided, however, that, for purposes of clauses “(i)” and “(ii)” only, if an inaccuracy in any of the representations and warranties of the sellers as of a date subsequent to the date of the Acquisition Agreement or a breach of a covenant or obligations by the sellers is curable by the Stockholder Representative or the sellers through the use of reasonable efforts before 19:00 p.m. (Israel time) on the 14th day after we notify the Stockholder Representative in writing of the existence of such inaccuracy or breach (the “Sellers Cure Period’’), then we may not terminate the Acquisition Agreement as a result of such inaccuracy or breach prior to the expiration of the Sellers Cure Period, provided that the Stockholder Representative or the sellers, as applicable, during the Sellers Cure Period, continue to exercise reasonable efforts to cure such inaccuracy or breach; or (iv) any of the other conditions to Closing by us have not been satisfied by August 31, 2019.

●	by the Stockholder’s Representative if: (i) any of our representations and warranties contained in the Acquisition Agreement shall be inaccurate as of the date of the Acquisition Agreement, or shall have become inaccurate as of a date subsequent to the date of the Acquisition Agreement, such that the Accuracy of Representations Closing Condition would not be satisfied; or (ii) if any of our covenants contained in shall have been breached such that the Compliance with Obligations Closing Condition would not be satisfied; or (iii) a Kitov Material Adverse Effect shall have occurred and the change or effect resulting therefrom continues in effect such that the no material adverse effect condition to close would not be satisfied; provided, however, that if an inaccuracy in any of our representations and warranties as of a date subsequent to the date of the Acquisition Agreement or a breach of a covenant by us is curable by us through the use of reasonable efforts before 19:00 p.m. (Israel time) on the 14th day after the Stockholder Representative notifies us in writing of the existence of such inaccuracy or breach (the “Kitov Cure Period”), then the Stockholders Representative may not terminate the Acquisition Agreement as a result of such inaccuracy or breach prior to the expiration of the Kitov Cure Period, provided that we, during the Kitov Cure Period, continue to exercise reasonable efforts to cure such inaccuracy or breach; or (iv) any of the other conditions to Closing the selling FameWave shareholders and the investors have not been satisfied by August 31, 2019.

Effect of Termination

In the event that the Acquisition Agreement is terminated (i) because the approval of our shareholders and/or of the TASE were not received by us, or because the Sellers’ conditions to closing set forth in the Acquisition Agreement were not satisfied or waived (other than with respect to certain closing conditions as set forth in the Acquisition Agreement), (ii) because of the Stockholder Representatives determination with respect to certain closing conditions or due to a legal proceeding, but only to the extent that such legal proceeding directly results from any act or omission by us, and a court of competent jurisdiction or other Governmental Authority shall have issued a final and nonappealable order, decree or ruling (the “Ruling”), upholding the Stockholder Representative’s determination or the claim in the legal proceeding; or (iii) because our conditions to Closing set forth in the Acquisition Agreement were not satisfied or waived (other than with respect to certain closing conditions as set forth in the Acquisition Agreement), or because of our determination with respect to certain closing conditions or due to a legal proceeding, but only to the extent that such legal proceeding directly results from any act or omission a Seller, and a court of competent jurisdiction or other Governmental Authority shall have issued a final and nonappealable order, decree or ruling (the “Ruling”), not upholding our determination or the claim in the legal proceeding; then if FameWave enters into an agreement for the commercialization of its technology or the sale of all or substantially all of its shares or assets within 36 months from the termination of the Acquisition Agreement (such event, an “Exit Event”), then FameWave will be required to repay us the amount of our Cash Escrow actually paid to MSD or as repayment of Permitted Loan, provided that such repayment by FameWave will be made exclusively out of amounts actually received by the FameWave or its shareholders in such Exit Event. If such Exit Event has not occurred within 36 months from the termination of the Acquisition Agreement, the amount of Buyer’s Cash Escrow actually paid to MSD or as repayment of Permitted Loans shall automatically convert, upon the lapse of such 36 month period, to such number of shares reflecting 20% of the equity in FameWave on a fully diluted basis as of the date of termination of the Acquisition Agreement and under the terms and conditions of the then in effect best series of equity issued by FameWave as of such date of termination. In the event of termination, the shareholders of FameWave may decide to terminate the activities of FameWave, and our right to receive proceeds out of an Exit Event shall not prohibit FameWave entering into voluntary liquidation procedures nor shall it entitle us to commence liquidation procedures against FameWave. If FameWave enters into liquidation procedures, then the amount of our Cash Escrow actually paid to MSD or as repayment of Permitted Loans shall automatically convert, upon commencement of liquidation proceedings, to such number of shares reflecting 20% of the equity in FameWave on a fully diluted basis as of the date of termination of the Acquisition Agreement and under the terms and conditions of the then in effect best series of equity issued by FameWave as of such date of termination.

Accordingly, failure of our shareholders to approve Proposal 1 will result in a material failure of a condition to closing and will cause the non-completion of the Transaction, with the possible result above.

In the event that the Acquisition Agreement is terminated (i) because of legal proceedings and the Ruling is not upholding the Stockholder Representative’s determination or is upholding our determination; (ii) because the Sellers Tax Ruling was not received, (iii) because the clinical collaboration agreement was not completed, or (iv) because our conditions to Closing set forth in set forth in the Acquisition Agreement were not satisfied or waived (other than with respect to certain closing conditions as set forth in the Acquisition Agreement, and we actually paid all or part of our $2 million Cash Escrow to MSD or as repayment of Permitted Loans, then we shall become the holder of all issued and outstanding share capital of FameWave.

In the event that Acquisition Agreement is terminated due to failure of FameWave to either (i) sign the Reversion Agreement with MSD by March 24, 2019, or as such date may otherwise be extended by us, or (ii) to close the Reversion Agreement with MSD by August 31, 2019, then Kitov’s $2 million cash escrow shall be returned to us.

Expenses

Except as otherwise expressly provided in the Acquisition Agreement, each party will bear its own costs and expenses incurred in connection with the preparation, execution and performance of the Acquisition Agreement and the transactions contemplated by the Acquisition Agreement, including all fees and expenses of agents, representatives, financial advisors, legal counsel and accountants. Each selling FameWave shareholder has represented to us, that it is not a party to any undertaking pursuant to which we are obligated to pay any fee to any broker or agent in connection with the transaction contemplated by the Acquisition Agreement.

Representations and Warranties

The Acquisition Agreement contains customary representations and warranties of Kitov, the selling FameWave shareholders (with respect to themselves and with respect to FameWave) for a transaction of this type. Our representations and warranties are qualified by its disclosure schedules and, in some cases, by our SEC reports. FameWave’s representations and warranties are qualified by its disclosure schedules. The representations and warranties in the Acquisition Agreement relate to, among other things: corporate organization, power and similar corporate matters; subsidiaries and organizational documents; capital structure; financial statements and, with respect to Kitov, documents filed with the SEC and the accuracy of information contained in those documents; any material changes or events; investment representation; title to assets; real property and leaseholds; intellectual property; the validity of material contracts to which the parties or their subsidiaries are a party and any violation, default or breach to such contracts; undisclosed liabilities; compliance with legal and regulatory requirements; filing of tax returns and payment of taxes; employee benefits and related matters; clinical regulatory matters; insurance matters; litigation matters; authority to enter into the Acquisition Agreement and the related agreements; any conflicts or violations of each party’s agreements as a result of the acquisition or the Acquisition Agreement; and transactions with affiliates. The representations and warranties are, in many respects, qualified by materiality and knowledge, and will survive the closing of the transaction contemplated by the Acquisition Agreement for only 15 months following closing, but their accuracy forms the basis of one of the conditions to the obligations of the selling shareholders of FameWave and the investors in Kitov and of Kitov to complete the transactions contemplated by the Acquisition Transaction.

Indemnification

Each party has agreed to indemnify and hold harmless the other party, such party’s respective affiliates, and their respective equity holders, officers, directors, managers, employees, attorneys, accountants, consultants, financial advisors and other agents for penalties, fines, costs, liabilities, obligations, losses, expenses and fees, including court costs and reasonable attorneys’ fees and expenses arising out of or resulting from a breach of any representation or warranty or the failure to duly perform or observe any covenant or agreement in the Acquisition Agreement required to be performed or observed before or after the closing date under the Acquisition Agreement.

Amendment

The Acquisition Agreement may be amended by an instrument in writing signed on behalf of each of Kitov and the Stockholder Representative, and if for any reason there is no Stockholder Representative at such time, by selling FameWave shareholders holding at least a majority of the capital stock of FameWave held in aggregate by the selling FameWave shareholders on the date of the closing of the Acquisition Agreement)

ANCILLARY AGREEMENTS RELATED TO THE TRANSACTIONS

Lock-Up Agreements

Our ADSs and ADSs issuable upon exercise of the Kitov Warrants which we will is to the investment funds and to the other selling shareholders of FameWave who will have signed a Registration Rights Agreement, and the ADSs we will issue to the investment funds in return for their $3.5 million investment will be subject to a lock-up agreement to be entered into at closing of the Transaction restricting transfer or sales for a 12-month period commencing on the date of issuance by us; provided, however, that during the period following 6 months after the date of issuance of the securities and until the end of the such 12-month period, the holder will be allowed to sell the ADS and/or the ADSs issued upon any exercise of the Kitov Warrants, subject to any statutory resale restrictions or limitations, but only if (i) the we have not publicly announced clinical data related to FameWave's products, and (ii) the market price for our ADSs on NASDAQ at the close of the preceding trading day was above $3.00 per ADS.

Registration Rights

At the closing of the transactions contemplated by the Acquisition Agreement, and in order to induce certain FameWave shareholders to sell their FameWave shares to us and/or invest in our ADSs, we have agreed to enter into, at the closing of the acquisition, a Registration Rights Agreement with the investment funds and any other shareholder of FameWave becoming a party to the lock-up agreements above (the “Registration Rights Agreement”) providing for the filing of a registration statement providing for the resale by such shareholders of their registrable securities (the “Registration Statement”) with the Securities and Exchange Commission registering for resale their ADSs and the ADSs underlying the Kitov Warrants. Pursuant to the Registration Rights Agreement, we shall be obligated to file a resale registration statement providing for the resale by such shareholders of their registrable securities by no later than 120 days prior to the end of the above mentioned lockup period, and cause the Registration Statement to be declared effective no later than the end of such lock-up period.

We undertook to use commercially reasonable efforts to cause the resale registration statement to remain continuously effective for at least 12 months (or such shorter period as will terminate when all of our securities covered by the Registration Statement have been sold or withdrawn).

Voting and Shareholder Undertakings

In addition, each of the investment funds and the other FameWave shareholders party to the Registration Rights Agreement shall be required to sign a Shareholder’s Undertaking in connection with our securities held by them containing, amongst other matters, an undertaking that during the above mentioned lock-up period, and, subsequent to such lock up period until the earlier of: (i) for so long as the aggregate number of our ordinary share equivalents beneficially owned by the shareholder and its group members, as a group, is greater than or equal to 2.5% of our then issued and outstanding ordinary shares or (ii) 24 months following the date of the undertaking, the shareholder shall cause all of our voting securities beneficially owned by it or any of its group members or over which it or any of its group members has voting control not to be voted, (i) against all those persons nominated and recommended to serve as directors of the Companyby our board of directors and/or any applicable committee thereof and (ii) with respect to any other action, proposal or matter to be voted on by our shareholders, in a manner inconsistent with the recommendation of our board of directors or any applicable committee thereof; provided, however, that the undertakings in sub-clauses (ii) and (iii) above shall not apply to: (1) matters under Sections 270(1), 270(2), 270(3) and 270(4) the Israeli Companies Law and matters which require the declaration by officers or shareholders of a personal interest and/or affiliation with a controlling shareholder as defined in, and in accordance with, the Israeli Companies Law, or (2) matters directly affecting the development of the technology controlled by FameWave Ltd. or (3) where, based on a legal advice opinion received in writing by the shareholder, the shareholder reasonably believes that such vote by the shareholder may impose any liability on the shareholder.

In addition, during a standstill period until the earlier of: (i) for so long as the aggregate number of our ordinary share equivalents beneficially owned by the shareholder and its group members, as a group, is greater than or equal to 2.5% of our then issued and outstanding ordinary shares or (ii) 24 months following the date of the undertaking, and subject to certain exceptions set forth in the undertaking, the shareholder shall not, directly or indirectly, and shall cause its representatives (to the extent acting on behalf of the shareholder) or any of its group members or over which it or any of its group members has voting control not to, directly or indirectly, to, without the prior written consent of, or waiver by, us (all defined terms below are as in the Shareholder’s Undertaking annexed to the Proxy Statement):

●	acquire, offer or seek to acquire, agree to acquire or make a proposal (including any private proposal to the Company or the Board) to acquire, by purchase or otherwise (including through the acquisition of Beneficial Ownership), any securities (including any Equity Securities or Voting Securities) or Derivative Instruments, or direct or indirect rights to acquire any securities (including any Equity Securities or Voting Securities) or Derivative Instruments, of the Company or any Subsidiary or Affiliate of the Company or any successor to or Person in Control of the Company, or any securities (including any Equity Securities or Voting Securities) or indebtedness convertible into or exchangeable for any such securities or indebtedness; provided that the Shareholder may acquire, offer or seek to acquire, agree to acquire or make a proposal to acquire Ordinary Share Equivalents (and any securities (including any Equity Securities or Voting Securities) convertible into or exchangeable for Ordinary Share Equivalents) and Derivative Instruments with respect to Ordinary Share Equivalents, if, immediately following such acquisition, the collective Beneficial Ownership of Ordinary Share Equivalents of the Shareholder and its Group Members, as a group, would not exceed the Standstill Level;

●	offer, or seek to acquire, or participate in any acquisition of a majority of the consolidated assets of the Company and its Subsidiaries, taken as a whole;

●	conduct, fund or otherwise become a participant in any “tender offer” (as such term is used in Regulation 14D under the Exchange Act or Chapters Two and Three of Part VIII the Israeli Companies Law) or in any merger or merger type transaction, involving Equity Securities, Voting Securities or any securities convertible into, or exercisable or exchangeable for, Equity Securities or Voting Securities, in each case either not approved by the Board or where the representative of the Incumbent Directors has informed the Shareholder in writing that such offer or transaction was approved by the Board when a majority of directors at the time of such approval or recommendation are not Incumbent Directors;

●	otherwise act in concert with others to seek to control or influence the Board or shareholders of the Company or its Subsidiaries or Affiliates; provided that nothing in this clause (d) shall preclude the Shareholder or its Representatives from engaging in discussions with the Company or its Representatives;

●	make or join or become a participant (as defined in Instruction 3 to Item 4 of Schedule 14A under the Exchange Act) in (or in any way knowingly encourage) any “solicitation” of “proxies” (as such terms are defined in Regulation 14A as promulgated by the SEC and assuming for this purpose that the Company was subject to the proxy rules under Section 14 of the Exchange Act) (including, in each case, similar concepts under Israeli law, including submission of positions statements), or consent to vote any Voting Securities or any of the voting securities of any Subsidiaries or Affiliates of the Company (including through action by written consent), or otherwise knowingly advise or influence any Person with respect to the voting of any securities of the Company or its Subsidiaries or Affiliates;

●	make any public announcement with respect to, or solicit or submit a proposal for, or offer, seek, propose or indicate an interest in (with or without conditions) any merger or merger type transaction, including, but not limited to, a merger pursuant to Chapter One of Part VIII or Chapter Three of Part IX of the Israeli Companies Law, consolidation, business combination, “tender offer” (as such term is used in Regulation 14D under the Exchange Act or Chapters Two and Three of Part VIII of the Israeli Companies Law), recapitalization, reorganization, purchase or license of a material portion of the assets, properties, securities or indebtedness of the Company or any Subsidiary or Affiliate of the Company, or other similar extraordinary transaction involving the Company, any Subsidiary of the Company or any of its securities or indebtedness, or enter into any discussions, negotiations, arrangements, understandings or agreements (whether written or oral) with any other Person regarding any of the foregoing;

●	call or seek to call a meeting of shareholders of the Company or initiate any shareholder proposal or meeting agenda item for action of the Company’s shareholders, or seek election or appointment to or to place a representative on the Board or seek the removal of any director from the Board;

●	form, join, become a member or in any way participate in a Group (other than with the Shareholder, any of its Group Members or any counterparty in connection with a Hedging Arrangement with respect to the securities of the Company or any of its Subsidiaries or Affiliates;

●	deposit any Voting Securities in a voting trust or similar Contract or subject any Voting Securities to any voting agreement, pooling arrangement or similar arrangement or Contract, or grant any proxy with respect to any Voting Securities;

●	make any proposal or disclose any plan, or cause or authorize any of its and their directors, officers, employees, agents, advisors and other Representatives to make any proposal or disclose any plan on its or their behalf, inconsistent with the foregoing restrictions;

●	knowingly take any action or cause or authorize any of its and their directors, officers, employees, agents, advisors and other Representatives to take any action on its or their behalf, that would reasonably be expected to require the Company or any of its Subsidiaries or Affiliates to publicly disclose any of the foregoing actions or the possibility of a business combination, merger or other type of transaction or matter described;

●	knowingly advise, assist, arrange or otherwise enter into any discussions or arrangements with any third party with respect to any of the foregoing; or

●	directly or indirectly, contest the validity of, any provision of these provisions of the Acquisition Agreement.

FAMEWAVE’S THERAPEUTIC CANDIDATE

Overview of CM-24

Background

CM-24 is a humanized monoclonal antibody directed against CEACAM1, an immune checkpoint protein belonging to the Human CEA (Carcino-Embryonic Antigen) protein family. Evidence has shown that CEACAM1 is expressed on tumor infiltrating lymphocytes and is up-regulated in several cancer types.

The technology originated from Prof. Gal Markel from Sheba Medical Center and initially developed by cCAM Therapeutics, which was acquired by MSD on 2015 in exchange for an upfront payment of USD 95 million in cash and up to USD 510 million in future clinical development, regulatory and commercial milestone payments.

MSD conducted a phase I clinical trial in metastatic melanoma, non-small cell lung cancer, bladder, gastric, colorectal and ovarian cancer patients. In this initial Phase I dose ranging study of CM24 as single agent, while stable disease rate of approximately 29% was noted, no efficacy signals in the form of partial or greater responses were detected and the decision was made to discontinue development, although, based on our knowledge, such decision was not due to any known safety risks. MSD is therefore returning the rights to CM-24 to former cCAM shareholders and founders of FameWave. Based on a review of the Phase I study results by external scientific advisors retained by Kitov, coupled with their assessment that found CM-24 to be generally safe, Kitov plans to explore higher doses in order to reach receptor saturation, and test CM-24 in combination with an anti PD-1 inhibitor in a well-defined patient population.

FameWave intends to enter into a joint clinical collaboration agreement, which is now in an advanced stage of negotiation with a major pharmaceutical company, for a planned Phase I/II study of CM-24 in combination with a PD-1 antibody in early 2020, with preliminary data expected in late 2020. Kitov plans to explore higher doses and to test CM-24 in combination with a PD-1 inhibitor.

The Therapeutic Candidate

CM-24 is a humanized immunoglobulin G4 (IgG4) (kappa) isotype immune-modulating monoclonal antibody that binds to CEACAM1, a protein used by cancer cells to suppress the immune system. CM-24 binds to Carcinoembryonic Antigen 1 (CEACAM1). CEACAM1 is a protein used by cancer cells to suppress the immune system, particularly by regulating the expression of certain cell surface molecules associated with immune system fatigue (viz. TIM3). CEACAM1 is absent on normal melanocytes, but it undergoes neo-expression and is widely expressed on the vast majority of metastatic melanoma specimens. CM-24 effect is elicited by its ability to block the binding of CEACAM1 on cancer cells and certain immune cells, along with reducing the maturation of TIM3, which reduces the latter’s immune inhibitory function. Indeed, CM-24 antibodies both allow access of the immune system to the cancer cell, and as well, reduce the function of TIM3 mediated tolerance. This abrogates the immunosuppressive function of CEACAM1, promoting cell killing by T cells and NK cells. The effect of CEACAM1 blockade does not lead to general immune activation, but to anti-cancer-specific activation.

CM-24 is a blocking monoclonal antibody that prevents CEACAM1-CEACAM1 or CEACAM1-CEACAM5 interactions, thus enhancing the cytotoxic activity of lymphocytes.

Preclinical and Mechanism of Action and Target Validation

The preclinical studies have shown evidence that CM-24 enhances the cytotoxic activity of tumor-infiltrating lymphocytes (TILs) against various CEACAM1-positive tumor cell lines. Additional preclinical studies provide strong justification for CM-24’s mechanism of action in activating the immune system through multiple pathways as validated by world renowned researchers at Harvard Medical School and MIT, in an article published in Nature* as well as by Prof. Gal Markel from the Tel Hashomer Medical Center**. Additional preclinical studies showed that a combination of CM-24 with a PD-1 antibody resulted in a synergistic anti-cancer effect.

*	Huang Y-H, et al., (2015) Nature, 517(7534): 386–390. doi:10.1038/nature13848
**	Markel G., et al., (2006) J Immunol., 177:6062-6071; doi: 10.4049/jimmunol.177.9.6062

Phase 1 Clinical Trial

MSD conducted an interventional, Phase I, first in human, non-randomized, single group assignment, open-label, multi-centered and multiple escalating doses study to assess the safety, efficacy, pharmacokinetics and tolerability of CM-24 (Anti-CEACAM1) humanized monoclonal IgG4 antibody in the treatment of subjects with selected advanced or recurrent malignancies including melanoma, non-small cell lung adenocarcinoma (NSCLC) and bladder, gastric, colorectal or ovarian cancer.

The main objectives of the Merck clinical study were to assess the safety and tolerability of CM-24 and to determine the recommended dose for Phase II trials, characterization of the pharmacokinetic profile and immunogenicity of CM-24, and to evaluate the preliminary efficacy of the drug. The trial was conducted at four sites in the US and Israel, and was designed based on a dose escalation stage and an expansion stage. Merck terminated the trial following administration to 27 patients and prior to the expansion stage.

Main conclusions by us from the Phase I clinical trials results:

-	CM-24 was found to be generally safe and well tolerated. There were no DLTs up to 10mg/kg and no drug related morbidity

-	Saturation was not reached up to 10mg/kg. PK modeling suggests that slower clearance with increasing dose and higher half-life with increasing dose, PK variability across patients, and full receptor occupancy may likely require doses >10mg/kg

-	Treatment related AE’s in 11 – 15% (deaths associated with progressive disease; otherwise Grade 3 increased LFTs, Fatigue, anorexia, Nausea/Vomiting, Headache)

Our Clinical Development Plans for CM-24

We believe that CM-24 is a promising agent which has a potential to be efficacious in combination with PD-1 and other checkpoint inhibitors for patients with cancer. The Phase I study noted above showed the molecule was in general well tolerated, and a stable disease rate of approximately 29%. Of particular note was that the study was not designed to initially detect CEACAM-1 levels on tumor tissue, nor was pembrolizumab, a PD-1 inhibitor originally designated to be used in the study. Further, the doses used in the aforementioned study did not reach the levels found from pharmacokinetic evaluations showing higher doses of drug would be needed to saturate CEACAM-1 receptors using the regimen noted.

As a result, given what we believe to be the good safety and tolerability profile of the drug, and the data from preclinical studies showing synergistic anti-cancer effects of CM-24 with PD-1 inhibitors, we plan to initiate a clinical study evaluating this antibody along with a PD-1 inhibitor, evaluating the levels of mutation burden from biopsies of a given patient’s tumor in order to be included in the trial as well as evaluating the levels of CEACAM-1. Our plan is to treat patients following the approved label of PD-1 within the same tumor specimen, as combination therapy. We plan to start our dosing in combination with PD-1 inhibitor at the level which was found to be safe for CM-24 within the earlier Phase I study, after consultation of the regulatory authorities. Our plan is to evaluate safety as the primary endpoint, as combination therapy, with secondary assessments of efficacy and pharmacokinetics at higher saturating doses of CM-24.

Intellectual Property of FameWave

License Agreement from Tel HaShomer

On April 16, 2012, cCAM entered into a license agreement with THM, and Ramot at Tel Aviv University Ltd. (“Ramot”) which was effective as of May 25, 2010, pursuant to which THM and Ramot granted cCAM a worldwide, royalty-bearing, exclusive license to develop, manufacture, produce, market and sell any biopharmaceutical product and/or diagnostic product using patents and inventions owned by THM and Ramot in connection with uses of the glycoprotein CEACAM1 (the “Agreement”). The Agreement was subsequently amended in 2013 and in 2015.

In conjunction with the closing of the reversion agreement amongst MSD, cCAM and FameWave, the parties shall execute an Assignment and Assumption Agreement by and between FameWave and cCAM (an MSD subsidiary), according to which cCAM shall assign to FameWave all its rights, title and interest in, to and under the License Agreement, which Assignment and Assumption Agreement shall be countersigned by each of Ramot and THM, as a condition for closing of such reversion agreement (defined as the transfer of those certain assets from cCAM and MSD to FameWave).

Under the terms of the License Agreement, THM and Ramot retain ownership of the licensed information (defined as the patents and inventions licensed under the License Agreement). However, cCAM will own all rights to any data and information created and/or generated by cCAM, whether or not its development is based on the licensed information, including any proprietary intellectual or industrial property rights. cCAM and THM and/or Ramot will jointly own all rights to any data and information mutually created and/or generated by cCAM together with THS/Ramot/Sheba employees or agents, or TAU’s students, employees or agents.

cCAM has the right to grant sub-licenses to third parties in accordance with the terms set forth in the License Agreement. THM and Ramot retain the right to use the licensed information solely for academic and/or scholarly purposes, provided that such use does not harm and/or expose cCAM’s confidential information.

In consideration for the license grant, cCAM agreed to pay to THM an annual license fee, royalties based on a percentage of “Net Sales”, a percentage of the sales-based sublicense fees, and a percentage of the sublicense fees. Additionally, cCAM has undertaken to pay certain milestone payments and a percentage of all consideration received by cCAM or its shareholders as a result of or in connection with an exit event (as defined). Finally, THM also received an assignable warrant to purchase, upon the closing of an IPO, ordinary shares of cCAM, at a price equal to a certain percentage of the forecast initial market value of cCAM for each share as was determined, prior to the IPO, for the purpose of the IPO.

cCAM agreed to bear sole responsibility and payment obligations for any damage caused by or on behalf of cCAM or any sublicensee as a result of or in connection with the License Agreement and/or the exercise of the license. cCAM is also required to indemnify THM, Sheba, TAU and Ramot, and their respective employees, agents and representatives, from and against any and all loss, liability, claims, damages and expenses (including legal costs and attorneys’ fees) of whatever kind or nature by a third party that arise out of and/or result from the Agreement and/or the exercise of the license, or to the extent that they are based on a claim that the licensed information, the products or other material produced by cCAM infringes any third party’s intellectual property rights including copyright, trade secret, patent, or trademark.

According the License Agreement, cCAM undertook to develop, manufacture, sell and market products pursuant to the milestones and time schedule attached to the License Agreement. cCAM is required to bear all costs and fees incurred prior to and during the term of the License Agreement, in connection with the preparation, filing, maintenance, prosecution and the like of any patents deemed necessary to protect the licensed information, and in case of third party infringement, cCAM is obligated, at its expense, to institute, prosecute and control any action or proceeding with respect to such infringement.

THM is entitled to appoint an observer to cCAM’s board of directors who has all the rights of any other director of cCAM save for the right to vote.

cCAM has agreed to purchase and maintain, at its own expense, insurance which covers its liability pursuant to the License Agreement, in its name and naming the indemnified parties as additional insured parties.

The term of the License Agreement continues on a product-by-product and country-by-country basis, until the later of (i) the date of expiry of the last of the licensed patents in such country; or (ii) the expiry of a period of 15 years from the first commercial sale in such country.

THM and Ramot may terminate the License Agreement and/or the license if (i) the first commercial sale of the product has not been made within 2 years from FDA or CE marketing approval; (ii) cCAM breaches any of its obligations under the License Agreement and such breach is not cured within 60-90 days, depending on the materiality of the breach; (iii) cCAM breaches any of cCAM’s obligations under the License Agreement, and such breach remains uncured for 90 days after written notice; (iv) cCAM becomes insolvent, or petitions are filed against it under insolvency laws; (v) cCAM has ceased to carry on business as an ongoing concern; or (vi) cCAM has challenged, challenges, or causes any third party to challenge, the intellectual property rights or other rights or THM or Ramot to the licensed information anywhere in the world.

Upon termination of the License Agreement, other than due to expiration of the License Agreement, all rights granted to cCAM revert to THM and Ramot and cCAM will not be entitled to make any further use in the licensed information. The License Agreement is governed by the laws of the State of Israel.

The patent rights expected to be transferred and assigned to FameWave under the Reversion Agreement, are the patent families under the following titles:

(1)	Anti ceacam1 antibodies and methods of using same

(2)	A method of diagnosing cancer

(3)	Antibodies specific to carcinoembryonic antigen-related cell adhesion molecule 1 (CEACAM1)

(4)	Compositions comprising anti-ceacam-1 and anti-pd antibodies for cancer therapy

(5)	Humanized anti- CEACAM1 antibodies

MATTERS BEING SUBMITTED TO A VOTE OF OUR SHAREHOLDERS

We asking Company shareholders to approve the Transaction and the ADS, Kitov Warrant and FameWave CEO Option issuances by us which are to be made by us in connection with our transactions for the acquisition of FameWave and the concurrent investment in the Company by certain shareholders of FameWave in a private placement.

As a foreign private issuer, we are permitted to follow Israeli corporate governance practices instead of NASDAQ Listing Rules, provided that it discloses which requirements it is not following and the equivalent Israeli requirement. We rely on this “foreign private issuer exemption” with respect to shareholder approval requirements under NASDAQ Listing Rules. We seek shareholder approval for all corporate actions requiring such approval in accordance with the requirements of the Companies Law, which are different from the shareholder approval requirements under the NASDAQ Listing Rules, including NASDAQ Listing Rule 5635. The NASDAQ Listing Rules require that U.S. domestic issuers obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity-based compensation plans and arrangements, issuances that will result in a change of control of a company, certain transactions other than a public offering involving issuances of 20% or more of the shares or voting power in a company, and certain acquisitions of the stock or assets of another company involving issuances of 20% or more of the shares or voting power in a company or if any director, officer or holder of 5% or more of the shares or voting power of the company has a 5% or greater interest in the company or assets to be acquired or consideration to be paid and the transaction could result in an increase in the outstanding ordinary shares or voting power by 5% or more.

Notwithstanding the above foreign private issuer exemption from the NASDAQ Listing Rules, under the Israeli Companies Law, if (i) as a result of a private placement a person would become a controlling shareholder or (ii) a private placement will entitle investors to receive 20% or more of the voting rights of a company as calculated before the private placement, and all or part of the private placement consideration is not in cash or in public traded securities or is not in market terms and if as a result of the private placement the holdings of a substantial shareholder shall increase or as a result of it a person shall become a substantial shareholder, then in either case, the allotment must be approved by the board of directors and by the shareholders of the company. A “substantial shareholder” in connection with a private placement as set forth above, is defined as a shareholder who holds five percent (5%) or more of the company’s outstanding share capital or voting rights, and which assumes the exercise of all of the securities convertible into shares either held by that person prior to such private placement or offered to such person under the private placement. In order for the private placement to be on “market terms” the board of directors has to determine, on the base of detailed explanation, that the private placement is on market terms, unless proven otherwise. Otherwise, under the Companies Law and the regulations promulgated thereunder, a private placement of securities does not require approval at a general meeting of the shareholders of a company.

The transactions contemplated by the Acquisition Agreement needs to be approved by our shareholders as it is a set of concurrent private placement transactions which will entitle investors to receive in aggregate 20% or more of our voting rights as calculated before the Transaction, and part of the private placement consideration is not in cash, but rather in the form of shares of FameWave, and as a result of the Transaction, and assuming the exercise of all of the securities convertible into our ADSs offered to the FameWave shareholders under the private placement, each of the three investors – Orbimed, Pontifax, and Arkin Holdings - shall become a substantial shareholder of the Company.

The Israeli Companies Law also provides that an acquisition of shares of an Israeli public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of at least 25% of the voting rights in the company. This rule does not apply if there is already another holder of at least 25% of the voting rights in the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of more than 45% of the voting rights in the company, if there is no other shareholder of the company who holds more than 45% of the voting rights in the company. The special tender offer may be consummated only if (i) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (ii) the special tender offer is accepted by a majority of the votes of those offerees who gave notice of their position in respect of the offer; in counting the votes of offerees, the votes of a holder in control of the offeror, a person who has personal interest in acceptance of the special tender offer, a holder of at least 25% of the voting rights in the company, or any person acting on their or on the offeror’s behalf, including their relatives or companies under their control, are not taken into account. If a special tender offer was accepted by a majority of the shareholders who announced their stand on such offer, then shareholders who did not respond to the special offer or had objected to the special tender offer may accept the offer within four days of the last day set for the acceptance of the offer. In the event that a special tender offer is accepted, then the purchaser or any person or entity controlling it and any corporation controlled by them shall refrain from making a subsequent tender offer for the purchase of shares of the target company and may not execute a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

Under the Companies Regulations (Relief for Public Companies whose Shared are Traded on Exchanges Outside of Israel), 5760-2000 (the “Foreign Listing Relief Regulations”), the above requirements for a special tender offer do not apply in instances whereby according to the laws of the foreign jurisdiction there are limitations regarding the acquisition of a controlling interest in the company of any specified portion or the acquisition of a controlling interest of any specified portion necessitates an offer by the potential acquirer of a controlling interest to acquire shares from amongst the publicly traded shares. The Israeli Securities Authority is of the view that US securities laws and exchange regulations of various exchanges do not purport to limit the acquisition of controlling interests in a company, do not require the potential acquirer of a controlling interest to make an offer to acquire shares from the public, and as such Israeli companies that are publicly traded in the United States of America cannot benefit from the special tender offer waiver pursuant to the Foreign Listing Relief Regulations and are thus subject to the general provisions of the Companies Law which require a special tender offer as outlined above.

The above special tender offer requirements of the Companies Law not apply if the acquisition (i) occurs in the context of a private offering, on the condition that the shareholders’ meeting approved the acquisition as a private offering whose purpose is to give the acquirer at least 25% of the voting rights in the company if there is no person who holds at least 25% of the voting rights in the company, or as a private offering whose purpose is to give the acquirer 45% of the voting rights in the company, if there is no person who holds 45% of the voting rights in the company; (ii) was from a shareholder holding at least 25% of the voting rights in the company and resulted in the acquirer becoming a holder of at least 25% of the voting rights in the company; or (iii) was from a holder of more than 45% of the voting rights in the company and resulted in the acquirer becoming a holder of more than 45% of the voting rights in the company.

Each of the selling FameWave shareholders, including the investors in the private placement ADS issuance, has represented to us that other than the applicable voting undertaking and any Registration Rights Agreements to be entered into at closing of the Transaction, such party is not, and will not be, a party to any agreement or arrangement, whether written or oral, with us, any of the our officers or shareholders or a corporation in which the our officers or shareholders are an Interested Party (as defined in the Israeli Companies Law, 5759-1999), regulating the management of the Company, the shareholders’ rights in the Company, the transfer of shares in the Company, including any voting agreements, shareholder agreements or any other similar agreement even if its title is different or has any other relations or agreements with any of our shareholders, directors or officers. In addition, each of the investment funds and any FameWame shareholders signing the Registration Rights Agreement as part of the transactions being approved hereby, will at closing of the Transaction enter into the Shareholder’s Undertaking, which amongst other matters, contains undertakings of the shareholder not to seek to become part of a bloc of shares of the Company which would necessitate a special tender offer under the Israeli Companies Law. Furthermore, to the best of our knowledge it is the intention of all of the investment funds and the other FameWave shareholders to be passive unaffiliated shareholders of the Company. Nevertheless, and for the sake of good order, in approving the private placement transactions under this Proposal 1, our will be deemed to have given their consent to the acquisition of our securities as a private placement offering whose purpose is to give the acquirer at least 25% of the voting rights in the Company, and as a private offering whose purpose is to give the acquirer 45% of the voting rights in the Company.

At the Special Meeting, our shareholders will be asked to approve the issuance of our ADSs, Kitov Warrants, our ADSs issuable upon exercise of the Kitov Warrants, and the FameWave CEO Options, pursuant to the Acquisition Agreement. Pursuant to the terms of the Transaction, FameWave shareholders will receive in consideration of the transfer of the FameWave shares to Kitov and the other obligations set forth in the Acquisition Agreement, the aggregate purchase price to be paid by Kitov for 100% of FameWave shares will consist of the issuance by us to the FameWave shareholders, and, on behalf of FameWave, to (i) THM, and (ii) the lenders with outstanding balances under the Convertible Loan Agreement, their respective share, as set forth in the allocation table to be provided to us prior to closing of the Transaction, of (a) 8,075,610 of our ADS (equal to $9,933,000 divided by $1.23, (the “Consideration Shares PPS”)), and such ADSs with aggregate value of $9,933,000 shall serve as the total consideration for 100% of the fully diluted share capital of FameWave, and will be allocated among all Sellers, lenders under the Convertible Loan Agreement, THM, and any other persons with equity based rights in the FameWave and/or rights to receive consideration from an exit transaction of FameWave or any other type of FameWave reorganization, all as set forth in the allocation table to be provided to us, and (b) Kitov Warrants to purchase 4,037,805 additional ADSs, with an exercise price equal to $1.98 per ADS, and with a term of exercise of 4 years beginning on the date of issuance, and subject to other terms and conditions as set forth herein and in the Kitov Warrants . As part of the Acquisition Agreement, three life science focused investment funds, Orbimed, Pontifax Venture Capital, and Arkin Holdings, who collectively (together with their respective affiliates) hold approximately 90% of FameWave, will invest in aggregate $3.5 million in the Company in exchange for 2,845,528 newly issued ADSs of the Company, priced at $1.23 per ADS. In addition, at closing of the Transaction we shall have approved the FameWave CEO Option grant to Dr. Michael Schickler under Kitov’s Employees Stock Option Plan under the 102 Capital Gains Track, or other eligible tax track as applicable, comprised of (i) such number of options to purchase 54,472 Ordinary Shares of Kitov ($67,000 divided by $1.23), and, (ii) 27,236 Kitov options, and which are otherwise on the same terms and conditions as the Kitov Warrants, adjusted mutatis mutandis for being issued pursuant to the Kitov Employee Stock Option Plan.

After taking into account the issuance of our shares in the private placement transactions pursuant to the Acquisition Agreement, immediately following the effective time of the closing of the Transaction, each of the investment funds, together with its respective affiliates, the other minority shareholders of FameWave and other persons receiving our ADSs or securities as part of the Transaction will hold approximately the following portions of our ordinary shares, based on 19,437,836 of our ordinary shares issued and outstanding as of March 20, 2019 (including 1 treasury share):

Name of Shareholder	Kitov Shares after Closing	Percentage of Kitov after closing on a non-diluted basis	New Kitov Warrants and Options	Percentage of Kitov on a fully diluted based
Pontifax and affiliates	3,322,971	10.9%	1,187,231	6.97%
Orbimed Israel Partners	3,506,414	11.5%	1,278,952	7.40%
M. Arkin (1999) Ltd and affiliates	3,506,414	11.5%	1,278,952	7.40%
Former minority shareholders of FameWave	522,838	1.7%	261,419	1.21%
THM	62,502	0.2%	31,251	0.14%
Dr. Michael Schickler		0%	81,707	0.13%
Total	10,921,139	36.0	4,119,512	23.25%

The terms of, reasons for and other aspects of the Acquisition Agreement and the issuance of our securities pursuant to the Acquisition Agreement are described in detail in the other sections of this Proxy Statement. The full text of the Acquisition Agreement is attached to this Proxy Statement as Annex A.

Required Vote; Recommendation of Board of Directors

The affirmative vote of the holders of a majority of our ordinary shares present in person or represented by proxy and entitled to vote on such matter at the Special Meeting is required for approval of transactions contemplated by the Acquisition Agreement and the issuance of our securities pursuant to the Acquisition Agreement.

Our shareholders will be requested to adopt the following resolution at the Meeting:

“Resolved, to approve the transactions for the acquisition of FameWave and the ADS, warrant and option issuances by the Company to be made in connection with the Company’s transactions for the acquisition of FameWave and the concurrent investment in the Company by certain investors and shareholders of FameWave In a private placement, as set forth under Proposal 1 in the Proxy Statement”.

In accordance with Sections 57, 85, 270(5) and 274 of the Companies Law, which govern the shareholder approval of a significant private placement transaction or set of transactions, and for the sake of good order Section 328(b) of the Companies Law which govern the shareholder approval for an exemption from special tender offer requirements to the extent such might be required, in order to adopt Proposal 1 it must receive the affirmative vote of the holders of a majority of our ordinary shares participating and voting at the Meeting as Valid Meeting Participants.

Our Board of Directors recommends that the shareholders approve the transactions for the acquisition of FameWave and the ADS, warrant and option issuances by the Company to be made in connection with the our transactions for the acquisition of FameWave and the concurrent investment in the Company by certain investors and shareholders of FameWave in a private placement, as set forth under Proposal 1 in the Proxy Statement.

Proposal 2:

To approve AN INCREASE IN THE NUMBER OF ORDINARY SHARES RESERVED FOR THE GRANT OF AWARDS UNDER the Kitov Ltd. 2016 Equity-Based Incentive Plan to qualify for incentive stock options for US tax purposes.

Our Board of Directors has approved, and recommends that shareholders approve, an amendment to the Kitov Ltd. 2016 Equity-Based Incentive Plan (the “Plan”) to increase the number of ordinary shares or American Depositary Shares representing ordinary shares available for issuance thereunder by an additional 5,000,000 ordinary shares. No changes are being made to the Plan, other than to increase the number of ordinary shares of the Company available for issuance thereunder. The Plan was adopted by our Board of Directors on April 18, 2016. An updated copy of the Plan is included as Annex C to this Proxy Statement, and is incorporated herein by reference. The following summary of the Plan is qualified in its entirety by reference to the complete text of the Plan, a copy of which is incorporated herein as set forth above.

The Plan provides for the granting to our directors, officers, employees and consultants and to the directors, officers, employees and consultants of our subsidiaries and affiliates, of equity-based incentive awards, including, amongst others, options, restricted share units (RSUs), restricted shares, with either our ordinary shares or our ADSs or other securities of Company underlying the applicable award. The Plan provides for awards to be granted at the determination of our Board of Directors (which is entitled to delegate its powers under the Plan to the Compensation Committee or Audit Committee of our Board of Directors) in accordance with applicable laws. The exercise price and vesting period of awards are determined by our Board of Directors. The initial number of ordinary shares reserved for the grant of awards under the Plan was 600,000 ordinary shares. On May 25, 2017 our Board of Directors approved an increase in the number of ordinary shares reserved under the Plan by an additional 1,900,000 ordinary shares to 2,5000,000 ordinary shares, or the equivalent number of ADSs representing such number of our ordinary shares (presently, at the ratio of 1 ordinary shares to 1 ADS, such aggregate number of reserved ordinary shares is equal to 2,500,000 ADSs). Our Board of Directors may, subject to any other approvals required under any applicable law, increase or decrease the number of ordinary shares to be reserved under the Plan.

On March 19, 2019 our Board of Directors approved an increase in the number of ordinary shares reserved under the Plan by an additional 5,000,000 ordinary shares to 7,500,000 ordinary shares, or the equivalent number of ADSs representing such number of our ordinary shares (presently, at the ratio of 1 ordinary shares to 1 ADS, such aggregate number of reserved ordinary shares is equal to 7,500,000 ADSs). All of the grants of options under the Plan shall be made by our Board of Directors following the receipt of all applicable corporate approvals Shareholder approval is not required for the grants under the Plan to non-director executives, employees and consultants of the Company. Shareholder approval of the Plan is not required for Israeli tax qualification purposes The grants under the Plan may be granted under any applicable tax beneficial provisions, in accordance with the provisions of the Plan and applicable law.

The Plan is effective up to the earliest of (a) its cancellation by the Board of Directors and (b) April 18, 2026. Nevertheless, awards granted prior to the Plan’s expiration date, whether vested or not vested up to that date, will remain effective and will not expire prior to their expiration date as set forth in the notice of grant of award (but in any event not in excess of 10 (ten) years from the allocation date).

Upon termination of engagement with the Company for any reason, other than in the event of death or for cause, all unvested awards will expire and all vested awards at time of termination will generally be exercisable within up to twelve (12) months after the date of such termination, unless otherwise determined by the Board of Directors (or the Plan committee, as applicable), subject to the terms of the Plan and the governing award agreement. If we terminate a grantee for cause (as defined in the Plan) the grantee’s right to exercise all vested and unvested awards granted to him will expire immediately, unless otherwise determined by the Board of Directors (or the Plan committee, as applicable). Upon termination of engagement with the Company due to death, all the vested options at the time of termination will be exercisable by the grantee’s heirs or estate, for one (1) year from the date of death, unless otherwise determined by the Board of Directors (or the Plan committee, as applicable), subject to the terms of the Plan and the governing award agreement.

The Plan enables us to grant awards through one of the following Israeli tax programs, at our discretion and subject to the applicable legal limitations: (a) according to section 102 of the Israeli Income Tax Ordinance, through a program with a trustee that is appointed by us, (b) according to section 102 of the Israeli Income Tax Ordinance, without a trustee, or (c) according to the provisions of section 3(i) in the Israeli Income Tax Ordinance. The Plan also enables us to grant options as Incentive Stock Options for U.S. tax purposes (“ISO”).

The Plan includes directives for protecting the option holders during the exercise period with respect to distribution of bonus stock, issue of rights, splitting or consolidating our share capital and dividend distribution. We will be entitled at our sole discretion, to change the terms of the Plan and/or replace it and/or terminate it regarding future grants at any time, as we deem appropriate. It is also clarified that we will be entitled to change the terms of the Plan regarding grants that were granted to the grantees, provided that the terms of the options which were already granted will not be changed in a way that may materially impair the rights of the grantees, without the consent of award grantees holding a majority in interest of the awards so affected, and in the event that such consent is obtained, all awards so affected shall be deemed amended, and the holders thereof shall be bound, as set forth in such consent. Our Board of Directors will determine, at its sole discretion, if a certain change may materially impair the rights of the grantee.

The Plan is administered by our Board of Directors, regarding the granting of awards and the terms of award grants, including exercise price, method of payment, vesting schedule, acceleration of vesting and the other matters necessary in the administration of these plans. Awards granted under the Plan to eligible Israeli employees, officers and directors and which are granted under Section 102 of the Israel Income Tax Ordinance pursuant to which the awards or the ordinary shares (or ADSs; subject to receipt of a ruling from the Israel Tax Authority, or Tax Ruling) issued upon their exercise must be allocated or issued to a trustee and be held in trust for two years from the date upon which such awards were granted in order to benefit from the provisions of Section 102. Under Section 102, any tax payable by an grantee from the grant or exercise of the awards is deferred until the transfer of the awards or ordinary shares (or ADSs; subject to a Tax Ruling) by the trustee to the grantee or upon the sale of the awards or ordinary shares (or ADSs; subject to a Tax Ruling), and gains may qualify to be taxed as capital gains at a rate equal to 25%, subject to compliance with specified conditions.

The Plan also sets forth certain terms of awards that may be granted to employees, directors and other individuals who are United States citizens or who are resident aliens of the United States for United States federal tax purposes (collectively, “U.S. Persons”), and who render services to the Company or to a subsidiary. The Company may grant to U.S. Persons either ISOs or nonqualified stock options under the Plan. As set forth in the Plan, following the increase in the number of ordinary shares reserved under the Plan, no more than 7,500,000 of our ordinary shares may be issued as a result of the exercise of ISOs granted under the Plan. On May 20, 2016 we filed a registration statement on Form S-8 under the Securities Act to register 600,000 of our ordinary shares issued or reserved to be issued under the Plan. On June 6, 2017 we filed an additional registration statement on Form S-8 under the Securities Act to register the additional 1,900,000 of our ordinary shares issued or reserved to be issued under the Plan. We expect to shortly file an additional registration statement on Form S-8 under the Securities Act in order to register the additional 5,000,000 of our ordinary shares issued or reserved to be issued under the Plan. The registration statements on Form S-8 become effective automatically upon filing. Ordinary shares issued upon exercise of a share option or other award and registered pursuant to the Form S-8 registration statement will, subject to vesting provisions and Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market immediately unless they are subject to a statutory lock-up or, if subject to the lock-up, immediately after the lock-up period expires.

Although the NASDAQ Listing Rules generally require shareholder approval of equity compensation plans and material amendments thereto, pursuant to certain exemptions for foreign private issuers, we follow Israeli practice, which is to have such plans and amendments approved by the Board of Directors and to have certain grants of awards under such plans approved by shareholders to the extent such approval is required for the specific grants under the Israeli Companies Law. Pursuant to the Companies Law, approvals of our Compensation Committee and Board of Directors are also required for any grants of awards to officers and directors.

Our Board of Directors has determined that it is in our best interests to allow employees, directors and consultants in the United States, or who are otherwise subject to United States income taxes, to participate in our equity award plans for employees. According to the U.S. Internal Revenue Code of 1986, as amended (the “Code”), in order for a grant of options to qualify as an ISO it must, amongst other requirements, be granted pursuant to a plan which is approved by the shareholders of the granting company within 12 months before or after the date such plan is adopted. Therefore, in order for the Company to continue to be able to grant ISOs, it is necessary for our shareholders to approve the Plan. Our shareholders have previously granted their approvals with respect to the initial 2,500,000 ordinary shares reserved under the Plan. At the Meeting, you will be requested to approve the Plan with respect to an additional 5,000,000 ordinary shares reserved under the Plan. U.S. federal tax law requires shareholder approval for the plan as a condition to the issuance of options qualifying as ISOs for U.S. federal tax purposes.

If this proposal is not approved by our shareholders, then the Plan will continue to be in effect, and we may issue awards under the Plan, but we will be unable to grant options to its U.S. employees that qualify as ISOs for U.S. federal tax purposes in excess of 2,500,000 ordinary shares.

Our shareholders will be requested to adopt the following resolution at the Meeting:

“RESOLVED to approve an increase in the number of ordinary shares reserved under Kitov Ltd. 2016 Equity-Based Incentive Plan to 7,500,000 ordinary shares to qualify for incentive stock options for US Tax purposes.”

In accordance with Section 85 of the Companies Law and Article 80 of our amended and restated articles of association, the approval of Proposal 2 must receive the affirmative vote of the holders of a majority of our ordinary shares participating and voting on such matter at the Meeting as Valid Meeting Participants.

Our Board of Directors recommends a vote “FOR” the approval of an increase in the number of ordinary shares reserved under Kitov Ltd. 2016 Equity-Based Incentive Plan to 7,500,000 ordinary shares to qualify for incentive stock options for US Tax purposes, as set forth under Proposal 2 in the Proxy Statement.

Proposal 3:

To approve the grant of equity-based incentive compensation to each of our directors.

Pursuant to the Companies Law, any arrangement between the Company and a director relating to his or her compensation as a director or other position with the Company generally must be consistent with our Compensation Policy and must be approved by the Compensation Committee, the Board of Directors and the shareholders by a simple majority. If the compensation is inconsistent with our Compensation Policy, then, provided that those provisions that must be included in the Compensation Policy according to the Companies Law have been considered by the Compensation Committee and Board of Directors, a Disinterested Majority will also be required for shareholder approval.

Compensation of Directors and Previous Equity-Based Compensation Awards

Director Compensation

Until 2017 we paid our non-executive directors, classified as independent directors under applicable NASDAQ Listing Rules, an annual fee of NIS 24,735 (approximately $6,440) and a fee of NIS 1,431 (approximately $373) per meeting for participation in any meetings of the Board of Directors or of any applicable Board committee of which such director is a member (or a smaller amount in case they do not physically attend the meeting). These annual and per meeting fees are established in accordance with the amounts set forth in the Companies Regulations (Rules Concerning Compensation and Expenses for an External Director), 5760-2000 and in the Companies Regulations (Reliefs for Companies whose Shares are Registered for Trading on an Exchange Outside of Israel (the “Compensation Regulations”), as amended from time to time. Following a decision by the Company to adopt the corporate governance exception set forth in Regulation 5D of the Israeli Companies Regulations (Relief for Public Companies with Shares Listed for Trading on a Stock Market Outside of Israel), 5760-2000, pursuant to which, a public company with securities listed on certain foreign exchanges, including NASDAQ, that satisfies the applicable foreign country laws and regulations that apply to companies organized in that country relating to the appointment of independent directors and composition of audit and compensation committees and have no controlling shareholder are exempt from the requirement to appoint external directors or comply with the audit committee and compensation committee composition requirements under the Companies Law, and the adoption of a revised Compensation Policy by our shareholders, the compensation of our non-executive directors was revised.

We currently pay our independent and non-executive directors an annual fee of $40,000 for services as a member of our Board of Directors, an additional $3,500 annual fee for service on each Board committee, and an additional $7,000 annual fee for service on the Board of Directors of a subsidiary; provided, however, that the maximum annual fee for services on our Board of Directors, on Board committees and/or on the Boards of any subsidiaries shall not exceed $47,000. Such annual fees shall be paid pro-rata for any service during part of a year. So long as we operate in accordance with the corporate governance exception set forth in Regulation 5D as set forth above, and are not required to pay non-executive directors annual and per meeting fees as set forth under the Compensation Regulations, we shall not pay any per meeting fees to our non-executive directors. Each of our Compensation Committee, Board of Directors and shareholders have also approved ancillary benefits such that we may subsidize ongoing corporate governance or other professional training for directors in amounts up to $5,000 per director per annum. We also reimburse the directors for any direct expenses incurred during the performance of their duties (e.g. travel, parking, telephone, meals, etc.). During the year ended December 31, 2018, we paid our non-executive directors NIS 974 thousand (approximately $268 thousand) in the aggregate.

In addition, in 2017 each of our Compensation Committee, Board of Directors and shareholders approved a grant of 31,361 RSUs to be granted to each of our non-executive directors under our 2016 Equity-Based Incentive Plan. In order to allow for greater flexibility in reducing the tax burden of the grant, each of the applicable non-executive directors was entitled to elect, prior to the time of grant, to receive in lieu of all or part of the approved grant of RSU’s, to receive such number of options to purchase our ordinary shares at a ratio of 1.667 options per RSU, which options have an exercise price equals to NIS 6.594 per one ordinary share. Any RSUs and/or options so granted to each of the applicable non-executive directors, are being vested quarterly over a period of 3 years beginning one year following the start date of each non-executive director’s appointment to our Board of Directors, and are exercisable for 7 years from the date of grant. The RSUs and/or options may be granted under any applicable tax beneficial provisions, in accordance with the provisions of the 2016 Equity-Based Incentive Plan and applicable law. Our Compensation Committee, Board of Directors and shareholders each approved change of control acceleration for the grant of RSUs and/or options to each of the applicable non-executive directors. Each of Messrs. Agmon, Weber and Tzror elected to received RSUs, and each of Mr. Steinberg and Ms. Stern-Raff elected to receive half of the award as RSUs and half as options, under such terms as aforesaid.

Directors’ Service Contracts

There are no arrangements or understandings between us and any of our subsidiaries, on the one hand, and any of our directors, on the other hand, providing for benefits upon termination of their employment or service as directors of our company or any of our subsidiaries, except as provided in certain employment or service agreements with our executive officers who also serve as directors.

Executive Compensation

For so long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic companies, including the requirement applicable to emerging growth companies to disclose the compensation of our chief executive officer and other two most highly compensated executive officers on an individual, rather than an aggregate, basis. Nevertheless, the regulations governing Israeli public companies, which were promulgated under the Israeli Companies Law, requires us to disclose in the proxy statement for our annual general meeting of our shareholders (or to include a reference therein to other previously furnished public disclosure) the annual compensation of our five most highly compensated office holders on an individual basis, rather than on an aggregate basis. The disclosure is to be made with respect to the year of the financial statements being presented at such annual general meeting, and as recorded in the Company’s financial statements for such year. This disclosure must be on an individual basis, broken out by components, and as recognized in such annual financial statements, rather than only on an aggregate basis for all office holders. This disclosure may not be as extensive as that required of a U.S. domestic issuer.

Under the Companies Law and Regulations, the compensation of our directors with respect their service as a director, as well as their engagement in other roles (if the director is so engaged) as well as our chief executive officer generally requires the approval of our compensation committee, the subsequent approval of the board of directors and, unless exempted under the regulations promulgated under the Companies Law, the approval of the shareholders at a general meeting. In addition the Companies Law and Regulations requires the compensation of a public company’s executive officers (other than the chief executive officer) who are not directors at the company to be approved by, first, the compensation committee, second, by the company’s board of directors and third, if such compensation arrangement is inconsistent with the company’s duly approved compensation policy, or compensation is approved prior to the approval of a new compensation policy upon expiration of the term of the previous compensation policy, or is to an executive officer who is a controlling shareholder (or certain relatives or affiliates thereof), also by the company’s shareholders. As such, the individual compensation to our directors and members of our management bodies may not necessarily be disclosed or brought for prior approval by the shareholders on an individual basis.

We have entered into engagement agreements with each of our executive officers. All of these agreements contain customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable laws.

Consulting Agreement with Waymack Inc. (wholly owned by Dr. John Paul Waymack)

In July 2013, we entered into a consulting agreement with Waymack Inc. for the services of Dr. John Paul Waymack, one of our founders, pursuant to which Dr. Waymack provides services to us as the chairman of our board of directors, and is responsible for the medical operations of the Company as Chief Medical Officer in which capacity he reports to our board of directors. In return for Dr. Waymack’s services, as of March 2014 we paid Waymack Inc. a monthly fee of NIS 29,880 (approximately $8,690 per month based on the representative rate of exchange on June 30, 2014). Between September 2014 and December 2015, we paid Waymack Inc. a monthly fee of $14,000. During 2016, we paid Waymack Inc. a monthly fee of $20,000. During 2017 and 2018 we paid Waymack Inc. a monthly fee of $27,100. Effective January 1, 2019 we are paying Waymack Inc. a monthly fee of $21,680. The service agreement may be terminated by either party upon 120 days’ advance notice to the other party. In addition to the above monthly fee Waymack Inc. is entitled to the following additional compensation:

Retirement Grant. A retirement grant of six (6) times the monthly fee upon termination of Dr. Waymack’s engagement with us, provided that the termination is not due to circumstances that do not entitle an employee to severance payments under any applicable law and/or under any judicial decision of a competent tribunal.

Annual Bonus. Annual bonus, which shall not exceed twelve (12) times the monthly fee, of which up to nine (9) times the monthly fee is based on measurable criteria and up to three (3) times the monthly fee is based on non-measurable criteria under our compensation policy. Following is a description of the annual bonus, commencing with the 2019 calendar year, based on measurable criteria which were updated following a review by each of the Compensation Committee and Board of Directors of the Company’s goals and targets: (i) a bonus in the amount of one (1) time the monthly fee for each increase of 25% of the Company’s equity or assets or market cap or price per ADS at calendar year-end compared to the previous calendar year-end (exclusive of any increase directly attributable to an equity raise), but in any event no more than three (3) times the monthly fee; (ii) a bonus in the amount of one (1) times the monthly fee for completion of in-licensing transaction for a new product; (iii) a bonus in the amount of one (1) times the monthly fee for completion of a commercial transaction for one of our therapeutic candidates (out-licensing or marketing transaction) (iv) a bonus in the amount of one (1) times the monthly fee upon approval by the FDA (NDA approval) or any comparable regulatory authority in connection with our products; (v) a bonus in the amount of two (2) times the monthly fee for acceptance of one of our therapeutic candidates for IND by the FDA or a comparable stage by any comparable regulatory agency; (vi) a bonus in the amount of one (1) times the monthly fee for publication of a scientific paper related to one of our therapeutic candidates; and (vii) a bonus in the amount of one (1) time the monthly fee for registration of a patent for one of our therapeutic candidates.

The annual bonus awarded to Dr. Waymack for the year ended December 31, 2018, as approved by our compensation committee and board of directors for such year, was $189,700. The annual bonus awarded to Dr. Waymack for 2018, was based on six (out of the maximum of nine) times the monthly fee for measurable criteria, including, amongst others, the successful FDA (NDA) approval, patent registration, and the completion of the CSBio commercial transaction. In addition, our compensation committee and board of directors, as set forth in our Compensation Policy approved by our shareholders, awarded Dr. Waymack an annual bonus amount of one times the monthly fee out of a maximum of three times the monthly fee for non-measurable criteria, taking into account the contributions of Dr. Waymack to the business of the Company, considering his skills, knowledge, and expertise and their satisfaction with his performance, all in accordance with the criteria set forth in our Compensation Policy.

Special bonus based on either a Merger Transaction or a Commercialization Transaction. A special bonus equal to:  (i) 3.5% of our valuation determined in a Merger Transaction for a valuation up to $30 million, plus an additional 2.0% of our valuation for the next $20 million layer of valuation (i.e. above $30 million but less than $50 million), plus an additional 1.0% of our valuation for the layer of valuation above $50 million; provided that in any event Dr. Waymack will not be entitled to a bonus based on a Merger Transaction in an amount exceeding $2,000,000; A “Merger Transaction” means one or more related transactions of either: (A) sale, lease, license or any transfer of all or most of our assets or securities; (B) merger so that the shareholders holding at least 50% of our issued and outstanding share capital prior to the consummation of such transaction hold less than 50% of our issued and outstanding share capital or the share capital of the surviving company following the consummation of such transaction; (ii) 3.5% of the cumulative revenues from a Commercialization Transaction for cumulative revenues up to $30 million, plus an additional 2.0% of cumulative revenues for the next $20 million layer of valuation (i.e. above $30 million but less than $50 million), plus an additional 1.0% of cumulative revenues for the layer of cumulative revenues above $50 million. The bonus is payable for a Commercial Transaction whose value or estimated value is at least $5 million as a result of the commercialization of our products. In the event the value or estimated value of a Commercialization Transaction exceeds such amount, Dr. Waymack will be entitled to an additional monthly bonus against revenues as a result of the Commercialization Transaction in the prior month. In any event Dr. Waymack will not be entitled to a bonus based on a Commercialization Transaction in an amount exceeding $2,000,000. A “Commercialization Transaction” means the execution of a licensing and/or distribution agreement of our products with estimated revenues of at least $5 million. Any special bonus to be paid to Waymack Inc. with respect to a Commercialization Transaction shall be subject to the limitation that any special bonuses to office holders of the Company together with any fees paid to advisors, bankers and such in connection with the Commercialization Transaction shall be in aggregate no more than 17% of the cumulative revenues from a Commercialization Transaction for cumulative revenues up to $30 million, and no more that 14% of cumulative revenues above $30 million.

In 2016, each of our audit committee, board of directors and shareholders approved a grant of options under our 2016 Equity-Based Incentive Plan to Dr. Waymack for the purchase of 154,453 ordinary shares (the “Initial PW Grant”). Such options will vest over a period of 3 years from June 27, 2016; have an exercise price of NIS 15.768 per ordinary share; and are exercisable for 8 years from June 27, 2016, provided, however, that no options were exercisable prior to our adoption of a revised compensation policy in accordance with the Companies Law, which occurred in July 2017. In addition Dr. Waymack was granted an additional 123,438 options following our July 2016 follow-on public offering, on the same terms and conditions of the Initial PW Grant so that the sum total of his options following such public offering reflected 3.5% of our issued and outstanding shares subsequent to the offering(the “Subsequent PW Grant”); this grant was made subject to the proviso that the economic value of the total options issued to Dr. Waymack, calculated as of the date of issuance of the Subsequent PW Grant, was not in excess of the economic value of the Initial PW Grant as of the date of the approval of our board of directors for the option grants to Dr. Waymack.

In addition, in 2017 each of our Compensation Committee, Board of Directors and shareholders approved a grant of 232,305 RSUs to be granted to Dr. Waymack under our 2016 Equity-Based Incentive Plan. In order to allow for greater flexibility in reducing the tax burden of the grant, Dr. Waymack was entitled to elect, prior to the time of grant, to receive in lieu of all or part of the approved grant of RSUs, such number of options to purchase our ordinary shares at a ratio of 1.667 options per RSU, with an exercise price equal to NIS 6.594 per one ordinary share. Dr. Waymack elected to receive 387,251 options in lieu of 232,305. These options which were granted to Dr. Waymack vested quarterly over a period of 3 years from the commencement of Dr. Waymack’s engagement, and are exercisable for 7 years from August 1, 2017. Our Compensation Committee, Board of Directors and shareholders each approved change of control acceleration for the grant of options to Dr. Waymack.

Agreement with Mr. Isaac Israel

As of September 2014 we entered into an employment agreement with Mr. Isaac Israel as our chief executive officer for the provision of services pursuant to which we paid Mr. Israel a base salary of NIS 40,000 (approximately $10,593) per month. In addition to the above we provided Mr. Israel with a car allowance at a monthly cost of up to NIS 4,000 (approximately $1,059), management insurance policy and advanced study fund.

Effective as of May 1, 2016, Mr. Israel increase the scope of his engagement with the Company to 100% from 80% and his base monthly consideration and linked benefits were increased proportionally. In addition, as of May 1, 2016, Mr. Israel is engaged via a services agreement with Uneri Capital Ltd., a private company wholly owned by Mr. Isaac Israel, provided, however, that there is no difference to our costs and expenses for such engagement as a service provider instead of as an employee. For such services we paid Uneri Capital as of such date monthly payments of NIS 68,867 (approximately $17,911) per month during 2016. Effective January 1, 2017 we are paying Uneri Capital a monthly fee of $26,250 and a car allowance at a monthly cost of up to NIS 5,000 (approximately $1,400). The fee, and all other payments derived from a multiple of the fee that we pay Uneri Capital, is paid in NIS based on the NIS/$ exchange rate at the beginning of the month in which such amounts are paid, but not lower than the exchange rate in effect on January 1, 2017. The service agreement may be terminated by either party upon 120 days’ advance notice to the other party. In addition, Mr. Israel is entitled to the following additional compensation:

Retirement Grant. A retirement grant of six (6) time the monthly fee upon termination of Mr. Israel’s engagement with us, provided that the termination is not due to circumstances that do not entitle an employee to severance payments under any applicable law and/or under any judicial decision of a competent tribunal.

Annual Bonus. Annual bonus commencing with the 2019 calendar year has decreased such that it shall not exceed eight (8) times the monthly fee, of which up to six (6) times the monthly fee is based on measurable criteria and up to two (2) times the monthly fee is based on non-measurable criteria under our compensation policy. Following is a description of the annual bonus, commencing with the 2019 calendar year, based on measurable criteria which were updated following a review by each of the Compensation Committee and Board of Directors of the Company’s goals and targets: (i) a bonus in the amount of one (1) time the monthly fee for each increase of 25% of the Company’s equity or assets or market cap or price per ADS at calendar year-end compared to the previous calendar year-end (exclusive of any increase directly attributable to an equity raise), but in any event no more than three (3) times the monthly fee; (ii) a bonus in the amount of two (2) times the monthly fee for completion of in-licensing transaction for a new product; (iii) a bonus in the amount of one (1) times the monthly fee for completion of a commercial transaction for one of our therapeutic candidates (out-licensing or marketing transaction) (iv) a bonus in the amount of one (1) times the monthly fee for acceptance of one of our therapeutic candidates for IND by the FDA or a comparable stage by any comparable regulatory agency; (v) a bonus in the amount of one (1) time the monthly fee for registration of a patent for one of our therapeutic candidates; and (vi) a bonus in the amount of one (1) times the monthly fee for meeting annual budget goals and/or (vii) a bonus in the amount of one (1) times the monthly fee for initial coverage of the Company’s stock by a new analyst.

The annual bonus awarded to Mr. Israel for the year ended December 31, 2018, as approved by our compensation committee and board of directors for such year, was $190,951. The annual bonus awarded to Mr. Israel for 2018, was based on the maximum of nine times the monthly fee for measurable criteria, including, amongst others, was based on six (out of the maximum of nine) times the monthly fee for measurable criteria, including, amongst others, the successful FDA (NDA) approval, patent registration and the completion of the CSBio commercial transaction. In addition, our compensation committee and board of directors, as set forth in our Compensation Policy approved by our shareholders, awarded Mr. Israel an annual bonus amount of one times the monthly fee out of a maximum of three times the monthly fee for non-measurable criteria, taking into account the contributions of Mr. Israel to the business of the Company, considering his skills, knowledge, and expertise and their satisfaction with his performance all in accordance with the criteria set forth in our Compensation Policy.

Special bonus based on either a Merger Transaction, Fund Raise or a Commercialization Transaction. A special bonus equal to:  (i) 3.5% of our valuation determined in a Merger Transaction for a valuation up to $30 million, plus an additional 2.0% of our valuation for the next $20 million layer of valuation (i.e. above $30 million but less than $50 million), plus an additional 1.0% of our valuation for the layer of valuation above $50 million; provided that in any event Mr. Israel will not be entitled to a bonus based on a Merger Transaction in an amount exceeding $2,000,000; A “Merger Transaction” means one or more related transactions of either: (A) sale, lease, license or any transfer of all or most of our assets or securities; (B) merger so that the shareholders holding at least 50% of our issued and outstanding share capital prior to the consummation of such transaction hold less than 50% of our issued and outstanding share capital or the share capital of the surviving company following the consummation of such transaction; (ii) 3.5% of the cumulative revenues from a Commercialization Transaction for cumulative revenues up to $30 million, plus 2.0% of cumulative revenues above $30 million but less than $50 million, plus 1.0% of cumulative revenues above $50 million. The bonus is payable for a Commercial Transaction whose value or estimated value is at least $5 million as a result of the commercialization of our products. In the event the value or estimated value of a Commercialization Transaction exceeds such amount, Mr. Israel will be entitled to an additional monthly bonus against revenues as a result of the Commercialization Transaction in the prior month. In any event Mr. Israel will not be entitled to a bonus based on a Commercialization Transaction in an amount exceeding $2,000,000. A “Commercialization Transaction” means the execution of a licensing and/or distribution agreement of our products with estimated revenues of at least $5 million. Any special bonus to be paid to Mr. Israel with respect to a Commercialization Transaction shall be subject to the limitation that any special bonuses to office holders of the Company together with any fees paid to advisors, bankers and such in connection with the Commercialization Transaction shall be in aggregate no more than 17% of the cumulative revenues from a Commercialization Transaction for cumulative revenues up to $30 million, and no more that 14% of cumulative revenues above $30 million.

In 2016, each of our audit committee, board of directors and our shareholders approved a grant of options under our 2016 Equity-Based Incentive Plan to Mr. Israel for the purchase of 110,324 ordinary shares. Such options will vest over a period of 3 years from June 27, 2016, have an exercise price of NIS 15.768 per ordinary share, and are exercisable for 8 years from June 27, 2016, provided, however, that no options were exercisable prior to our adoption a revised compensation policy in accordance with the Companies Law, which occurred in July 2017.

In addition, in 2017 each of our Compensation Committee, Board of Directors and shareholders approved a grant of 217,786 RSUs to be granted to Mr. Israel under our 2016 Equity-Based Incentive Plan to Mr. Israel. In order to allow for greater flexibility in reducing the tax burden of the grant, Mr. Israel was entitled to elect, prior to the time of grant, to receive in lieu of all or part of the approved grant of RSU’s, such number of options to purchase our ordinary shares at a ratio of 1.667 options per RSU, with an exercise price equal to NIS 6.594 per one ordinary share. Mr. Israel elected to take the entire award as RSU’s. The RSUs which were granted to Mr. Israel vested quarterly over a period of 3 years from the commencement of Mr. Israel’s engagement, and are exercisable for 7 years from August 1, 2017. Our Compensation Committee, Board of Directors and shareholders each approved change of control acceleration for the grant of RSUs to Mr. Israel.

Consulting Agreements with Mr. Simcha Rock

In October 2018, Mr. Gil Efron commenced serving as our new Deputy Chief Executive Officer and Chief Financial Officer, and Mr. Rock retired from his position as CFO on December 31, 2018, following completion of the full role transition with Mr. Efron. Mr. Rock continues to serve on our Board of Directors as a non-executive director and also acts a strategic advisor to the Company.

Mr. Rock presently receives compensation as a non-executive director commencing as of January 1, 2019, as set forth above under Director Compensation. Mr. Rock, in addition to being a director, is engaged as a strategic advisor on a part-time basis. With respect to his strategic advisory role, effective January 1, 2019, we are paying Mr. Rock a monthly consulting fee of $4,900 and a car allowance at a monthly cost of up to NIS 1,500 (approximately $400) for a consulting position at a scope of 25% of his working time, which is in addition to his duties as a member of our board of directors. The above dollar denominated fees, and all other dollar denominated payments that we pay Mr. Rock, shall be paid in NIS based on the NIS/$ exchange rate at the beginning of the month in which such amounts are paid, but not lower than the exchange rate in effect on January 1, 2017. In addition, Mr. Rock is eligible for an annual bonus award, commencing with the 2019 calendar year, which shall not exceed eight (8) times the monthly fee, of which up to six (6) times the monthly fee is based on measurable criteria comprised of certain Company targets, and up to two (2) times the monthly fee is based on non-measurable criteria for individual performance as set out under our compensation policy. Following is a description of the annual bonus based on measurable criteria for those certain Company targets: (i) a bonus in the amount of one (1) times the monthly fee for each increase of 25% of the Company’s equity or assets or market cap or price per ADS at calendar year-end compared to the previous calendar year-end (exclusive of any increase directly attributable to an equity raise), but in any event no more than three (3) times the monthly fee; (ii) a bonus in the amount of two (2) times the monthly fee for completion by the Company of an in-licensing transaction for a new product; (iii) a bonus in the amount of one (1) times the monthly fee for completion by the Company of a commercial transaction for one of the Company’s or any of its subsidiaries’ therapeutic candidates (out-licensing or marketing transaction); (iv) a bonus in the amount of one (1) times the monthly fee for acceptance of one of the Company’s or any of its subsidiaries’ therapeutic candidates for IND by the FDA or a comparable stage by any comparable regulatory agency; (v) a bonus in the amount of two (2) times the monthly fee for the Company meeting annual budget goals, and/or (vi) a bonus in the amount of one (1) times the monthly fee for initial coverage of the Company’s stock by a new analyst.

Mr. Rock’s engagement with us as a strategic consultant commenced as of January 1, 2019 and shall continue until April 30, 2019. Either Mr. Rock or we may terminate the Agreement with regard to the consulting services for any reason at any time by furnishing the other party with a notice of termination 60 days prior to such having effect, provided, however, in no event shall termination take effect prior to April 30, 2019. Unless either Mr. Rock or we notify the other party of its intention not to renew the agreement not later than sixty (60) days in advance of the expiration of the term, the agreement shall automatically be renewed for an additional period of four (4) months. Thereafter, the agreement shall be automatically renewed for additional four (4) month periods unless sooner terminated by either party in writing, at least sixty (60) days prior to any renewal date. Any annual bonus will be paid to Mr. Rock on a pro-rated basis in the event that the agreement is terminated in the middle of any calendar year.

With respect to his services as CFO during 2018, Mr. Rock’s employment was subject to a consulting agreement entered into in July 2013, pursuant to which Mr. Rock provided services to us as our chief financial officer. In return for Mr. Rock’s services, as of March 2014, we paid Mr. Rock a monthly fee of NIS 35,000 (approximately $10,200 per month based on the representative rate of exchange on June 30, 2014). Between September 2014 and December 2016, we paid Mr. Rock NIS 50,000 (approximately $13,242) per month, as well as providing a leased company car at a monthly cost of up to NIS 3,000 (approximately $795) Effective January 1, 2017 and until December 31, 2018 we paid Mr. Rock a monthly fee of $19,600 and a car allowance at a monthly cost of up to NIS 3,500 (approximately $975). The fee, and all other payments derived from a multiple of the fee that we pay Mr. Rock, is paid in NIS based on the NIS/$ exchange rate at the beginning of the month in which such amounts are paid, but not lower than the exchange rate in effect on January 1, 2017. In addition, Mr. Rock was entitled to the following additional compensation:

Retirement Grant. A retirement grant of four (4) times the monthly fee upon termination of Mr. Rock’s engagement with us, provided that the termination is not due to circumstances that do not entitle an employee to severance payments under any applicable law and/or under any judicial decision of a competent tribunal.

Annual Bonus. Annual bonus, which shall not exceed twelve (12) times the monthly fee, of which up to nine (9) times the monthly fee is based on measurable criteria and up to three (3) times the monthly fee is based on non-measurable criteria under our compensation policy. Following is a description of the annual bonus based on measurable criteria:  (i) a bonus in the amount of one (1) time the monthly fee for each $5 million (gross) increase during the calendar year compared to the previous calendar year-end of our equity and/or asset value and/or market cap, but in any event no more than three (3) times the monthly fee; (ii) a bonus in the amount of one (1) times the monthly fee for completion of in-licensing transaction for a new product; (iii) a bonus in the amount of one (1) times the monthly fee for completion of a commercial transaction for one of our therapeutic candidates (out-licensing or marketing transaction) (iv) a bonus in the amount of one (1) times the monthly fee for completion of a toxicology study for one of our therapeutic candidates; (v) a bonus in the amount of four (4) times the monthly fee for each target successfully achieved in a clinical trial; (vi) a bonus in the amount of two (2) times the monthly fee upon approval by the FDA (NDA approval) or any comparable regulatory authority in connection with our products; (vii) a bonus in the amount of one (1) times the monthly fee for acceptance of one of our therapeutic candidates for IND by the FDA or a comparable stage by any comparable regulatory agency; (viii) a bonus in the amount of two (2) times the monthly fee for meeting annual budget goals; and (ix) a bonus in the amount of one (1) time the monthly fee for registration of a patent for one of our therapeutic candidates.

The annual bonus awarded to Mr. Rock for the year ended December 31, 2018, as approved by our compensation committee and board of directors for such year, was $101,841. The annual bonus awarded to Mr. Rock for 2018, was based on four (out of the maximum of nine) times the monthly fee for measurable criteria, including, amongst others, the the FDA approval of the Consensi NDA, patent registration and the completion of the CSBio commercial transaction. In addition, our compensation committee and board of directors, as set forth in our Compensation Policy approved by our shareholders, awarded Mr. Rock an annual bonus amount equal to onemonthly fee (out of a maximum of three times the monthly fee) for non-measurable criteria, taking into account the contributions of Mr. Rock to the business of the Company, considering his skills, knowledge, and expertise and their satisfaction with his performance all in accordance with the criteria set forth in our Compensation Policy.

Special bonus based on either a Merger Transaction, Fund Raise or a Commercialization Transaction. A special bonus equal to:  (i) 2.5% of our valuation determined in a Merger Transaction for a valuation up to $30 million, plus an additional 1.0% of our valuation for the layer of valuation above $30 million; provided that in any event Mr. Rock will not be entitled to a bonus based on a Merger Transaction in an amount exceeding $1,500,000; A “Merger Transaction” means one or more related transactions of either: (A) sale, lease, license or any transfer of all or most of our assets or securities; (B) merger so that the shareholders holding at least 50% of our issued and outstanding share capital prior to the consummation of such transaction hold less than 50% of our issued and outstanding share capital or the share capital of the surviving company following the consummation of such transaction; (ii) 2.5% of the cumulative revenues from a Commercialization Transaction for cumulative revenues up to $30 million, plus an additional 1.0% of cumulative revenues for the layer of cumulative revenues above $30 million. The bonus is payable for a Commercial Transaction whose value or estimated value is at least $5 million as a result of the commercialization of our products. In the event the value or estimated value of a Commercialization Transaction exceeds such amount, Mr. Rock will be entitled to an additional monthly bonus against revenues as a result of the Commercialization Transaction in the prior month. In any event Mr. Rock will not be entitled to a bonus based on a Commercialization Transaction in an amount exceeding $1,500,000. A “Commercialization Transaction” means the execution of a licensing and/or distribution agreement of our products with estimated revenues of at least $5 million.

The above agreement was terminated as of December 31, 2018.

In the second quarter of 2016, each of our audit committee, board of directors and our shareholders approved a grant of options under our 2016 Equity-Based Incentive Plan to Mr. Rock for the purchase 33,097 ordinary shares. Such options will vest over a period of 3 years from June 27, 2016, have an exercise price of NIS 15.768 per ordinary share, and are exercisable for 8 years from June 27, 2016, provided, however, that no options were exercisable prior to our adoption a revised compensation policy in accordance with the Companies Law, which occurred in July 2017.

In addition, in June and July of 2017 each of our Compensation Committee, Board of Directors and shareholders approved a grant of 145,190 RSUs to be granted to Mr. Rock under our 2016 Equity-Based Incentive Plan. In order to allow for greater flexibility in reducing the tax burden of the grant Mr. Rock was entitled to elect, prior to the time of grant, to receive in lieu of all or part of the approved grant of RSU’s, such number of options to purchase our ordinary shares at a ratio of 1.667 options per RSU, with an exercise price equal to NIS 6.594 per one ordinary share. Mr. Rock elected to take the entire award as RSU’s. The RSUs which were granted to Mr. Rock vested quarterly over a period of 3 years from the commencement of Mr. Rock’s engagement, and are exercisable for 7 years from August 1, 2017. Our Compensation Committee, Board of Directors and shareholders each approved change of control acceleration for the grant of RSUs to Mr. Rock.

Employment Agreement with Dr. Gil Ben-Menachem

Pursuant to an employment agreement entered into with Dr. Ben-Menachem in 2016, we are currently paying Dr. Ben-Menachem a monthly salary of NIS 48,000, and the Company provides him with a medium size leased car and bear all cost of this car. In addition, Dr. Ben-Menachem is entitled to a retirement grant of three (3) times the monthly salary upon termination of Dr. Ben-Menachem’s engagement with us, provided that the termination is not due to circumstances that do not entitle an employee to severance payments under any applicable law and/or under any judicial decision of a competent tribunal. Dr. Ben-Menachem is also entitled to performance bonuses in connection with business development goals related to in-licensing and out-licensing transactions. The performance bonus awarded to Dr. Ben-Menachem for the year ended December 31, 2018, as approved by our compensation committee and board of directors for such year, was $100,000, in connection with the out-licensing of Consensi™.

In the second quarter of 2016, each of our audit committee and board of directors approved a grant of options under our 2016 Equity-Based Incentive Plan to Dr. Ben-Menachem for the purchase 22,065 ordinary shares. Such options vest over a period of 3 years from May 22, 2016, have an exercise price of NIS 15.768 per ordinary share, and are exercisable for 8 years from May 22, 2016.

In addition, in 2017 each of our Compensation Committee and Board of Directors approved a grant of 59,818 RSUs to be granted to Dr. Ben-Menachem under our 2016 Equity-Based Incentive Plan The RSUs which were granted to Dr. Ben-Menachem are being vested quarterly over a period of 3 years from the commencement of Dr. Ben-Menachem’s engagement, and are exercisable for 7 years from August 1, 2017. Our Compensation Committee, Board of Directors and shareholders each approved change of control acceleration for the grant of RSUs to Dr. Ben-Menachem.

Exculpation, Insurance and Indemnification of Directors and Officers

Our directors and executive officers hold exemption and indemnification letters and a valid D&O insurance policy within the parameters set forth in in our Compensation Policy.

Under the Companies Law, a company may not exculpate an office holder from liability for a breach of a fiduciary duty. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care but only if a provision authorizing such exculpation is included in its articles of association. Our amended and restated articles of association include such a provision. The company may not exculpate in advance a director from liability arising out of a prohibited dividend or distribution to shareholders.

Under the Companies Law and the Securities Law, 5738 – 1968 (“Securities Law”) a company may indemnify an office holder in respect of the following liabilities, payments and expenses incurred for acts performed by him or her as an office holder, either in advance of an event or following an event, provided its articles of association include a provision authorizing such indemnification:

●	a monetary liability incurred by or imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned foreseen events and amount or criteria;

●	reasonable litigation expenses, including reasonable attorneys’ fees, incurred by the office holder as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent or in connection with a monetary sanction;

●	a monetary liability imposed on him or her in favor of a payment for a breach offended at an Administrative Procedure (as defined below) as set forth in Section 52(54)(a)(1)(a) to the Securities Law;

●	expenses associated with an Administrative Procedure conducted regarding an office holder, including reasonable litigation expenses and reasonable attorneys’ fees; and

●	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf, or by a third party, or in connection with criminal proceedings in which the office holder was acquitted, or as a result of a conviction for an offense that does not require proof of criminal intent.

An “Administrative Procedure” is defined as a procedure pursuant to chapters H3 (Monetary Sanction by the Israeli Securities Authority), H4 (Administrative Enforcement Procedures of the Administrative Enforcement Committee) or I1 (Arrangement to prevent Procedures or Interruption of procedures subject to conditions) to the Securities Law.

Under the Companies Law and the Securities Law, a company may insure an office holder against the following liabilities incurred for acts performed by him or her as an office holder if and to the extent provided in the company’s articles of association:

●	a breach of a fiduciary duty to the company, provided that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;

●	a breach of duty of care to the company or to a third party, to the extent such a breach arises out of the negligent conduct of the office holder;

●	a monetary liability imposed on the office holder in favor of a third party;

●	a monetary liability imposed on the office holder in favor of an injured party at an Administrative Procedure pursuant to Section 52(54)(a)(1)(a) of the Securities Law; and

●	expenses incurred by an office holder in connection with an Administrative Procedure, including reasonable litigation expenses and reasonable attorneys’ fees.

Under the Companies Law, a company may not indemnify, exculpate or insure an office holder against any of the following:

●	a breach of fiduciary duty, except for indemnification and insurance for a breach of the fiduciary duty to the company to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

●	a breach of duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

●	an act or omission committed with intent to derive illegal personal benefit; or

●	a fine or forfeit levied against the office holder.

Under the Companies Law, exculpation, indemnification and insurance of office holders must be approved by the compensation committee (or the audit committee acting in lieu of a compensation committee pursuant to the Companies Law) and the board of directors and, with respect to directors or controlling shareholders, their relatives and third parties in which such controlling shareholders have a personal interest, also by the shareholders.

The compensation committee (or the audit committee acting in lieu of a compensation committee pursuant to the Companies Law) and board of directors may approve the inclusion of each director under the coverage of our directors and officers insurance policy without the need for shareholder approval, if they determine that, pursuant to the leniencies set forth in Regulation 1B1 of the Relief Regulations, the provision of such insurance coverage to the directors under our directors and officers insurance policy is being granted on market terms, and with no material adverse effect on our profits, assets or obligations, and is consistent with our Compensation Policy which was approved by our shareholders in accordance with the Companies Law, and is the same as the coverage provided to all of our other directors.

The compensation committee (or the audit committee acting in lieu of a compensation committee pursuant to the Companies Law) and board of directors may approve the issuance to directors of our standard letters of waiver of liability and indemnification, immediately, as of the date of their respective appointments as directors, with the approval by our shareholders being deferred to the next general meeting of our shareholders following such approval, if they determine that, pursuant to the leniencies set forth in Regulation 1B4 of the Relief Regulations, that the letters which we issue to the appointed directors are consistent with our Compensation Policy which was approved by our shareholders in accordance with the Companies Law, and are no more beneficial to the Appointed Directors as such letters previously issued to our other directors.

Our amended and restated articles of association permit us to exculpate, indemnify and insure our office holders to the fullest extent permitted or to be permitted by law. Our office holders are currently covered by a directors’ and officers’ liability insurance policy.

Our audit committee or our compensation committee and our board of directors have approved the issuance of letters of indemnity (the “Indemnity Letters”) to our office holders pursuant to which we agreed to indemnify such office holders, including an undertaking in advance for such indemnification. The Indemnity Letters also received the approval of our shareholders. According to the Indemnity Letters, the total accumulative sum of indemnification paid by us to all our office holders that were issued by us will not exceed a sum equal to 25% of our equity attributed to our shareholders according to our latest audited or reviewed consolidated financial statements, as the case may be, as of the date of indemnification. The payment of the indemnity sum will not prejudice the right of office holders to receive insurance coverage benefits. Once we have paid indemnity sums to our office holders at the maximum indemnity sum, we will not bear additional indemnity sums unless the payment of these additional sums is approved by authorized corporate bodies according to the law applicable at the time of payment of the additional indemnity sums, and subject to an amendment in our articles of association if required by applicable law at such time.

In addition, we have entered into agreements with each of our current office holders exculpating them from a breach of their duty of care to us to the fullest extent permitted by law, subject to limited exceptions, and undertaking to indemnify them to the fullest extent permitted by law, subject to limited exceptions, including with respect to liabilities resulting from our Registration Statements, to the extent that these liabilities are not covered by insurance. This indemnification is limited to events determined as foreseeable by the board of directors based on our activities, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances. The maximum aggregate amount of indemnification that we may pay to our office holders based on such indemnification agreement is with respect to all permitted indemnification, including in connection with a public offering of our securities, an amount equal to 25% of our shareholders’ equity on a consolidated basis, based on our most recent financial statements made publicly available before the date on which the indemnification payment was made. Such indemnification amounts are in addition to any insurance amounts. Each office holder who agrees to receive this letter of indemnification also gives his approval to the termination of all previous letters of indemnification that we have provided to him or her in the past, if any.

Insofar as indemnifications for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Proposed Option Grants to Our Directors

In accordance with our Compensation Policy, as approved by our shareholders, the Company may issue equity based grants in the framework of the compensation package to Office Holders, including as part of a signing bonus. The Company may issue ongoing equity based grants in the framework of the Terms of Office and Employment of Office Holders. In circumstances deemed appropriate by the Committee and the Board of Directors, Office Holders may also be awarded a fixed amount one-time, equity-based grant upon recruitment, promotion or due to special retention needs. We may adopt any such number of equity compensation plans as necessary, in accordance with the provisions of any law, including for purposes of providing tax beneficial equity-based compensation to grant recipients. Office Holders receiving such equity-based compensation shall nonetheless bear any applicable tax actually assessed to the Office Holder with respect to such grant. The equity based compensation offered by us is intended to be in the form of stock options and/or other equity forms, such as RSUs, or restricted shares, in accordance with our equity based compensation policies and programs in place from time to time. The equity-based awards may be with respect to our ADSs, ordinary shares and/or other of our securities.

Under the Compensation Policy, the equity-based compensation for any single Office Holder, at the date of the granting thereof, shall not exceed in one calendar year, the higher of, (i) 5% of our share capital (on a fully diluted basis) calculated at the date of the grant, or, (ii) USD 2.5 million. The value of equity-based compensation will be calculated based on the Black and Scholes Model, or any other reasonable, best practice or commonly accepted applicable equity based compensation valuation models taking into account the circumstances of the specific grants. The valuation methodology for purposes of calculating the value of the grants and compliance with the caps set forth above need not be the same valuation methodology which will ultimately be used for accounting for the grants in our audited financial statements. The maximum cumulative possible extent of dilution in respect of the entirety of the granting of equity-based compensation for our employees and Office Holders (including any non-executive directors) shall not exceed in one calendar year 15% (on a fully diluted basis) calculated at the date of the grant.

The Compensation Policy directs that vesting periods for equity based compensation grants to Office Holders shall be established by our Compensation Committee and Board of Directors, which shall be no less than 3 years vesting for the full grant with a minimum vesting period of at least one year for the first tranche of the grant, and subsequently shall be no more frequent than monthly vesting; provided, however, that such vesting may start as of the commencement of the engagement of the Office Holder with the Company; and/or may include portions of the grant which are immediately vested upon date of the grant, subject to the proviso that the aggregate fully vested equity based compensation grants for an Office Holder as of the time of a new grant, including the vested portions of older grants awarded to such Office Holder and the vested portions of a new grant at the time of grant, shall not exceed the caps set forth above.

The exercise prices for equity based compensation in the form of options shall be determined by the Committee and the Board of Directors, taking into account the value of the Company’s traded securities leading up to and at the time of the grant, as well as the value of such equity based compensation based on any reasonable, best practice or commonly accepted equity based compensation valuation model. The Committee and the Board of Directors may make provisions for the cashless exercise of equity-based compensation grants.

The equity based compensation grants may contain a mandatory exercise provision for vested grants which shall provide for an automatic exercise upon reaching a certain share price and may also trigger the sale of the underlying securities. The value of any equity-based compensation shall be calculated on the grant date, according to reasonable, best practice or commonly accepted equity based compensation valuation practices at the time of grant. The Board of Directors of the Company does not have discretion to limit the value of the equity-based compensation at the time of exercise.

Our Compensation Committee and Board of Directors conducted a review of the terms of office and employment of each of our directors. In their review, the Compensation Committee and the Board of Directors took into account the Company’s compensation philosophies and the provisions of the revised Compensation Policy approved by each of the Compensation Committee and Board of Directors, as well as internal fairness and market trends.

Our Compensation Committee and ourBoard of Directors also considered the fact that our directors have little outstanding equity-based incentive compensation, and that their holdings in the Company have been heavily diluted by successive fund raisings. The Compensation Committee and Board of Directors each determined that this measure would further align the interests of our directors with those of the shareholders by providing a meaningful commitment towards a greater executive shareholding position in the company. It is expected by the shareholding public that our executive directors would have a significant equity stake in the Company, in addition to appropriate cash and bonus compensation. It is also expected by the shareholding public that the non-executive directors would have an appropriate equity stake in the Company, in addition to cash compensation, thus aligning their interests with those of the shareholders.

Except as described below, all terms of office and employment of our executive and non-independent directors, as previously approved by our shareholders, will remain unchanged.

Each of our Compensation Committee and Board of Directors has approved the terms of office and employment of each of our executive and non-independent directors which will include a grant of options to be granted to the applicable under our 2016 Equity-Based Incentive Plan to purchase an equivalent number of ordinary shares of Kitov, as set forth in the table below. The options have an option exercise price which was calculated based on a ten percent premium over the 30-day average closing price of our ADSs on the NASDAQ prior to the decision by our Board of Directors to approve the equity-based compensation awards, such that the exercise price of each option equals to NIS 4.64 (USD 1.28) per one ordinary share. The options to be granted to the directors, shall be vested quarterly over a period of 3 years from March 19, 2019, and are exercisable for 7 years from March 19, 2019. The options may be granted under any applicable tax beneficial provisions, in accordance with the provisions of the 2016 Equity-Based Incentive Plan and applicable law. Our Compensation Committee and Board of Directors each approved change of control acceleration for the grant options to each of our executive and non-independent directors. The estimated Fair Market Value of these options, calculated using the Black and Scholes Model, as of the date of the approval by the Board of Directors is as set forth below.

Name	Position	Number of Options	Fair Market Value
John Paul Waymack, M.D., Sc.D.	Chairman of the Board of Directors and Chief Medical Officer	572,868	$586,863
Isaac Israel	Chief Executive Officer and Director	502,079	$514,344
Gil Ben-Menachem, Ph.D., MBA	Vice President of Business Development and Director	339,582	$347,878
Simcha Rock, CPA, MBA	Director	112,000	$114,736
Steven Steinberg	Independent Director	112,000	$114,736
Ido Agmon, MBA	Independent Director	112,000	$114,736
Arye Weber	Independent Director	112,000	$114,736
Ran Tzror, CPA, MBA	Independent Director	112,000	$114,736
Revital Stern-Raff, CPA, MBA	Independent Director	112,000	$114,736

The above proposed grant of equity based compensation for our directors, complies with the Company Compensation Policy which was previously approved by our Compensation Committee, Board of Directors and shareholders, and must be approved by our shareholders by a simple majority.

For the purpose hereof, and in order to comply with the requirements set forth in the Israeli Companies Law for the approval of the proposed grant of equity based compensation in this instance, as detailed above, our Compensation Committee and Board of Directors reviewed the current terms of office and employment of each of our directors, as well as the proposed the proposed grant of equity based compensation, and approved the matter after considering, inter alia, our objectives, business plan and our policies with a long-term view; our business risks management; our size and the nature of our operations; the applicable director’s contribution to achieving our corporate objectives with a long-term view and in accordance with such director’s role at the Company; such director’s education, qualifications, expertise, seniority (with us in particular, and in the applicable director’s profession in general), professional experience and achievements of the director; and the director’s position, the scope of his responsibility and previous engagement agreements that we signed with the applicable director.

Our shareholders will be requested to adopt the following resolution at the Meeting:

“RESOLVED, to approve the grant of equity-based incentive compensation to each director so named, as set forth under Proposal 3 in the Proxy Statement.”

Each of our Compensation Committee and Board of Directors determined that Proposal 3 complies with our Compensation Policy. Thus, in accordance with Sections 270(3) and 273(a) of the Companies Law, which govern the approval of the engagement of a public company with a director with respect to his or her terms of office and employment, for the matter of his or her service as a director, as well as his or her engagement in other roles (if he or she is so engaged) which terms of office and employment are in compliance with the duly approved Compensation Policy of the company, in order to adopt Proposal 3 it must receive the affirmative vote of the holders of a majority of our ordinary shares participating and voting on the matter at the Meeting as Valid Meeting Participants.

Our Board of Directors recommends a vote “FOR” the approval of the grant of equity-based incentive compensation to our directors, as set forth under Proposal 3 above.

* * * * *

We are not aware of any other matters to be presented at the Meeting. If, however, any other matters should properly come before the Meeting or any adjournment or postponement thereof, the proxy or voting instruments confer discretionary authority with respect to acting thereon, and the persons named in the proxy or other voting instrument will vote on such matters in accordance with their best judgment

Review of documents

Our shareholders may review, by request, documents relevant to the agenda matters of the Meeting, at the Company Offices, Sunday through Thursday during regular working hours, by coordinating in advance with Mr. Avraham Ben-Tzvi, Adv., by email at avraham@kitovpharma.com or Telephone: +972-3-9333121, until the day of the Meeting. Furthermore, the Proxy Statement, Voting Slip, and Notice of Special General Meeting of Shareholders can also be viewed on the Commission’s website at www.sec.gov, the Distribution Site and on the TASE Website, as well on our corporate website at http://kitovpharma.investorroom.com/Shareholder-Meetings.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT, OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM THAT WHICH IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED MARCH 22, 2019. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN MARCH 22, 2019, AND THE MAILING OF THIS DOCUMENT TO ADS HOLDERS OR SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors,

/s/ Gil Efron
Gil Efron, Deputy CEO and CFO
On behalf of Kitov Ltd.

March 22, 2019

Voting Slip – Part Two

Company name: Kitov Pharma Ltd., public company no. 520031238

Company address (for submission and delivery of Voting Slips):  One Azrieli Center, Round Tower, 19th Floor, Tel Aviv 6701101, Israel

Meeting date: Monday, April 29, 2019, at 4:30 p.m. (Israel Time).

Date of adjourned meeting: Monday, May 6, 2019, at 4:30 p.m. (Israel Time).

Meeting type: Special General Meeting (the “Meeting”).

Shareholder Details:

Shareholder Name: ___________________

Israeli ID no.: ______________________

For shareholders who are not in possession of an Israeli ID card:

Passport no.: ______________________

Country of Issue: ______________________

Valid Until: _______________________

For shareholders that are corporations:

Corporation no. : _____________________

Country of Incorporation: ___________________

Is the Shareholder any of the following1:

A “Principal Shareholder”[1]:	Yes / No
A “Senior Officer of the Company”[2]:	Yes / No
An “Institutional Investor”[3]:	Yes / No

1 Please circle the relevant possibility in each of the sections.

2 As defined in Section 1 of the Securities Law, 5728-1968 (hereinafter: the “Securities Law”)

3 As defined in Section 37(d) of the Securities Law

4 As defined in Regulation 1 of the Supervision of Financial Services Regulations (Provident Funds)(Participation of a Management Company at a General Meeting), 5769-2009 as well as a Manager of Mutual Funds as per the meaning in the Mutual Funds Law, 5754-1999

Manner of Voting:

Matter	Manner of voting
	For	Against	Abstain

Proposal 1

To approve to approve the transactions for the acquisition of FameWave and the ADS, warrant and option issuances by the Company to be made in connection with the Company’s transactions for the acquisition of FameWave and the concurrent investment in the Company by certain investors and shareholders of FameWave in a private placement, as set forth under Proposal 1in the Proxy Statement.

Proposal 2

To approve an increase in the number of ordinary shares reserved under Kitov Ltd. 2016 Equity-Based Incentive Plan to 7,500,000 ordinary shares to qualify for incentive stock options for US Tax purposes, as set forth under Proposal 2 in the Proxy Statement.

Proposal 3 To approve the grant of equity-based incentive compensation to each director so named, as set forth under Proposal 3 in the Proxy Statement:
Proposal 3.A. John Paul Waymack, M.D., Sc.D. Chairman of the Board of Directors and Chief Medical Officer
Proposal 3.B. Isaac Israel Chief Executive Officer and Director
Proposal 3.C. Gil Ben-Menachem, Ph.D., MBA Vice President of Business Development and Director
Proposal 3.D. Simcha Rock, CPA, MBA Director

Matter	Manner of voting
	For	Against	Abstain
Proposal 3.E. Steven Steinberg Independent Director
Proposal 3.F. Ido Agmon, MBA Independent Director
Proposal 3.G. Arye Weber Independent Director
Proposal 3.H. Ran Tzror, CPA, MBA Independent Director
Proposal 3.I. Revital Stern-Raff, CPA, MBA

Mark X or V clearly in the appropriate column, in accordance with your voting decision.

Date	Signature

For shareholders holding shares through a stock exchange member (in accordance with Section 177(1) of the Companies Law, 5799 - 1999), this Voting Slip is only valid when accompanied by a certification of ownership. For shareholders registered in the Company’s shareholder registry – this Voting Slip will only be valid when accompanied by a photocopy of an ID / passport / certificate of incorporation.

Annex A

THE SYMBOL “****” DENOTES PLACES WHERE PORTIONS OF THIS DOCUMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT. SUCH MATERIAL WILL BE FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.

STOCK PURCHASE AGREEMENT

by and among

KITOV PHARMA LTD.

as the Buyer

and

THE STOCKHOLDERS OF FAMEWAVE LTD.

as the Sellers

and

M. ARKIN (1999) LTD.

as the Stockholders Representative

Dated as of March 14, 2019

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement (this “Agreement”) is entered into as of March 14, 2019 (the “Effective Date”), by and among Kitov Pharma Ltd., an Israeli publicly traded corporation (“Buyer”), the stockholders of FameWave Ltd., an Israeli private corporation (the “Company”), who are identified on Exhibit A attached hereto (collectively “Sellers” and individually a “Seller”), and M. Arkin (1999) Ltd of 6 Ha’Choshlim St. Herzelia, Israel (the “Stockholder Representative”). Buyer, each of the Sellers and the Stockholder Representative are sometimes referred to individually herein as a “Party” and collectively as the “Parties.”

RECITALS

A.	Sellers who have executed this agreement as of the Effective Date, own beneficially and of record in the aggregate the issued and outstanding shares of capital stock of the Company as set forth on Exhibit A attached hereto (the “Shares”).

B.	This Agreement contemplates a series of transactions in which (i) Buyer will purchase from Sellers, and Sellers will sell to Buyer, the Shares in return for the equity based consideration and other obligations set forth below and in the agreements and undertakings annexed hereto, and (ii) the Buyer shall sell to each Investor (as defined hereinafter), and each Investor, severally and not jointly, shall purchase from the Buyer, securities of the Buyer in return for the cash consideration and other obligations set forth below and in the agreements and undertakings annexed hereto.

NOW, THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the agreements, representations, warranties and covenants herein contained, the Parties agree as follows.

ARTICLE 1

DEFINITIONS

1.1 For purposes of this Agreement, the following terms have the meanings specified:

“Affiliate” means any Person that directly or indirectly controls, is controlled by, or is in common control with, any other Person. For purposes of the preceding sentence, “control’ means possession, directly or indirectly, of the power to direct or cause direction of management and policies through ownership of voting securities, contract, voting trust or otherwise.

“Arkin” means the Seller named M. Arkin (1999) Ltd.

“Bring Along” means the provisions of Article 45 of the Company Articles.

“Business Day” means a day which is neither a Saturday or Sunday, nor any other day on which banking institutions in Israel are authorized or obligated by Law to close.

“Merck Escrow Agreement” means the Escrow Agreement, dated and entered into no later than the Effective Date among the Company, Buyer, Stockholder Representative and an Escrow Agent, in the form attached hereto as Schedule 8.5 with respect to the Buyer’s Cash Escrow.

“Buyer’s Cash Escrow” means $2,000,000.

“Company Articles” means the Articles of Association of the Company in effect as of the Effective Date.

“Code” means the Internal Revenue Code of 1986, as amended.

“Confidential Information” means all information of a confidential or proprietary nature (whether or not specifically labeled or identified as “confidential”), in any form or medium, of the Company, Buyer or their respective customers, suppliers, distributors or other business relations, including all information concerning finances, customer information, supplier information, products, services, prices, organizational structure and internal practices, forecasts, sales and other financial results, records and budgets, and business, marketing, development, sales and other commercial strategies, unpatented inventions, ideas, methods and discoveries, trade secrets, know- how, unpublished patent applications and other confidential intellectual property, designs, specifications, documentation, components, source code, object code, schematics, drawings, protocols and processes. Confidential Information shall not include information that the recipient can document via dated written records (a) is already or becomes in the public domain through no fault of recipient; (b) was, as between the Parties, lawfully in recipient’s possession prior to receipt from discloser; or (c) is received by recipient independently from a third party free to lawfully disclose such information to recipient. Confidential Information shall not be deemed to be in the public domain merely because any part of the Confidential Information is embodied in general disclosure or because individual features, components or combinations thereof are now or become known to the public.

“Convertible Loan Agreement” means that certain Convertible Loan Agreement dated February 13, 2018 between the Company and the lenders listed therein.

“Damages” means all penalties, fines, costs, Liabilities, obligations, losses, expenses and fees, including court costs and reasonable attorneys’ fees and expenses.

“Escrow Agent(s)” means Altshuler Shaham Trust Co. Ltd. or another independent third party escrow agent mutually acceptable to the Buyer and the Stockholder Representative.

“Escrow Agreement” means the Escrow Agreement, dated as of the Closing Date among the Sellers, Buyer and the Escrow Agent, in the form to be agreed between Buyer and the Stockholder Representative with respect to the Escrow Fund.

“Escrow Fund” means, 12.5% of the Consideration Shares (the “Escrow Consideration Shares”), as such amounts may be decreased as provided in this Agreement.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Expiration Date” a date which is 15 months from Closing date.

“GAAP” means either U.S. generally accepted accounting principles, or International Financial Reporting Standards, consistently applied.

“Governing Documents” means, as to any Person, the articles of incorporation or certificate of incorporation and code of regulations and/or bylaws (if such Person is a corporation); the partnership agreement and partnership certificate (if such Person is a partnership); or the articles of organization and operating agreement (if such Person is a limited liability company); and other documents relating to and establishing or governing the existence and legal operation of such Person, of any type or nature, each as amended to date.

“Governmental Authority” means any court, tribunal, arbitrator, authority, agency, commission, bureau, board, department, official, body or other instrumentality of the United States, Israel, or any foreign country, or any domestic or foreign state, province, county, city, other political subdivision or any other similar body or organization exercising governmental or quasi-governmental power or authority.

“Indebtedness” means without duplication: (a) all obligations (including the principal amount thereof or, if applicable, the accreted amount thereof and the amount of accrued and unpaid interest thereon) of the Company, whether or not represented by bonds, debentures, notes or other securities (whether or not convertible into any other security), for the repayment of money borrowed, whether owing to banks or other financial institutions, on equipment leases or otherwise; (b) all deferred indebtedness of the Company for the payment of the purchase price of property or assets purchased (other than accounts payable incurred in the Ordinary Course of Business); (c) all obligations of the Company to pay rent or other amounts under a lease which is required to be classified as a capital lease on the face of a balance sheet prepared in accordance with GAAP (applied on a basis consistent with the basis on which the Most Recent Financial Statements were prepared and in accordance with the Company’s historic past practice); (d) all outstanding reimbursement obligations of the Company with respect to letters of credit, bankers ’ acceptances or similar facilities issued for the account of the Company; (e) all obligations of the Company under any interest rate swap agreement, forward rate agreement, interest rate cap or collar agreement or other financial agreement or an-arrangement entered into for the purpose of limiting or managing interest rate risks; (f) all obligations secured by any Security Interest existing on property owned by the Company, whether or not indebtedness secured thereby will have been assumed; (g) all guaranties, endorsements, assumptions and other contingent obligations of the Company in respect of, or to purchase or to otherwise acquire, indebtedness of others; (h) all premiums, penalties, fees, expenses, breakage costs and change of control payments required to be paid or offered in respect of any of the foregoing on prepayment, as a result of the consummation of the transactions contemplated by the Agreement or in connection with any lender consent; and (i) all obligations of the Company, whether interest bearing or otherwise, owed to any security holder of the Company and/or any Affiliate of any security holder of the Company.

“Intellectual Property” means, collectively, in the United States, Israel and all other countries or jurisdictions, (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all Patents, design rights and industrial designs (b) all Trademarks, all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith, (c) all moral rights, copyrights and other rights in any work of authorship, compilation, derivative work or mask work and all applications, registrations, and renewals in connection therewith, (d) all Patents, (e) all trade secrets and confidential information (including confidential ideas, research and development, know-how, methods, formulas, compositions, manufacturing and production processes and techniques, technical and other data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), (f) Software, (g) works of authorship (whether or not copyrightable), copyrights and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof, including website content, product artwork, promotion and marketing materials, (h) all other proprietary or intellectual property rights, (i) all copies and tangible embodiments of any of the foregoing (in whatever form or medium), (j) the exclusive right to display, perform, reproduce, make, use, sell, distribute, import, export and create derivative works or improvements based on any of the foregoing and (k) all income, royalties, damages and payments related to any of the foregoing (including damages and payments for past, present or future infringements, misappropriations or other conflicts with any intellectual property), and the right to sue and recover for past, present or future infringements, misappropriations or other conflict with any intellectual property.

“Investor” means each of Arkin, Orbimed or Pontifax, and collectively the “Investors”, which term may be updated to include additional Sellers joining this Agreement as Investors by signing an applicable joinder letter hereto.

“Israeli Securities Laws” means the Israeli Securities Law, 5728-1968, the rules and regulations promulgated under thereunder, and any listing rules and regulations of the TASE.

“Kitov Shares” means the Consideration Shares and the Investor Shares, and where applicable the shares underlying the Kitov Options.

“Kitov Securities” means the Kitov Shares and the Kitov Options.

“Knowledge” means, when referring to the “knowledge” of a Seller and/or an Investor, or any similar phrase or qualification based on knowledge of the Seller and/or Investor, as applicable, the actual knowledge of any employee, officer or person serving on the ultimate governing body (i.e., director of a corporation, manager of a limited liability company or other equivalent role) of the Party.

“Law” means the common law of any state or other jurisdiction, or any provision of any foreign, federal, state or local law, statute, code, rule, regulation, Order, certification standard, accreditation standard, Permit, judgment, regulatory code of practice, statutory guidance, injunction, decree or other decision of any court or other tribunal or Governmental Authority, including any Information Privacy and Security Law.

“Liabilities” means any Indebtedness, liabilities, demands, commitments or obligations of any nature whatsoever, whether accrued or unaccrued, absolute or contingent, direct or indirect, asserted or unasserted, fixed or unfixed, known or unknown, choate or inchoate, perfected or unperfected, liquidated or unliquidated, secured or unsecured, or otherwise, whether due or to become due, whether arising out of any Contract or tort and whether or not the same would be required by GAAP to be stated in financial statements or disclosed in the notes thereto.

“Liens” means all liens, security interests, claims, mortgages, deeds of trust, preemptive rights, leases, charges, options, rights of first refusal, easements, proxies, voting trusts or agreements, transfer restrictions, pledges, assessments, covenants, warrants, rights, calls, commitments or other contract rights, burdens and other encumbrances of every kind, including restrictions on voting or use.

“Losses” means any and all Liabilities, losses, damages, judgments, awards, settlements, royalties, diminution in value, interest, penalties, fines, demands, Proceedings, claims, deficiencies, costs and expenses of any kind (including reasonable fees and expenses of attorneys, accountants and other experts paid in connection with the investigation or defense of any of the foregoing or any Proceeding relating to any of the foregoing).

“Company Material Adverse Effect” means any change, event, effect, claim, circumstance or matter (each, an “Effect”) that (considered together with all other Effects) is, or could reasonably be expected to be or to become, materially adverse to: (a) the business, condition, assets, capitalization, Intellectual Property, Liabilities, operations, results of operations or financial performance of the Company taken as a whole; (b) Buyer’s right to own, or to receive dividends or other distributions with respect to, the shares of the Company; or (c) the ability of the Company or any of the Sellers to perform any of their material covenants or obligations under this Agreement or under any other contract or instrument executed, delivered or entered into in connection with any of the transactions contemplated by this Agreement such that any such inability to perform would impair the ability of Sellers to consummate the transactions contemplated hereby.

“Buyer Material Adverse Effect” means any change, event, effect, claim, circumstance or matter (each, an “Effect”) that (considered together with all other Effects) is, or could reasonably be expected to be or to become, materially adverse to: (a) the business, condition, assets, capitalization, Intellectual Property, Liabilities, operations, results of operations or financial performance of the Buyer taken as a whole; (b) Sellers right to own, or to receive dividends or other distributions with respect to, the shares of the Buyer; or (c) the ability of the Buyer to perform any of their material covenants or obligations under this Agreement or under any other contract or instrument executed, delivered or entered into in connection with any of the transactions contemplated by this Agreement such that any such inability to perform would impair the ability of Buyer to consummate the transactions contemplated hereby.

“Orbimed” means the Seller named OrbiMed Israel Partners Limited Partnership

“Ordinary Course of Business” means the ordinary course of business consistent with past custom and practice of the Company, as applicable.

“Order” means any order, judgment, ruling, injunction, award, stipulation, assessment, decree or writ, whether preliminary or final, of any Governmental Authority.

“Patents” means all patent disclosures, patent applications and patents and all registrations, continuations, continuations-in-part, divisionals, re-examinations, renewals, extensions and reissues and counterparts thereof of the United States and all countries and jurisdictions foreign thereto and all reissues, reexamined patents, divisions, continuations, continuations-in-part, revisions, and extensions thereof.

“Per Share Purchase Price” has the meaning set forth in Section 2.1.

“Person” means any individual, sole proprietorship, partnership, limited liability company, joint venture, trust, unincorporated association, corporation, firm or other entity or any Governmental Authority.

“Pontifax” means each of and/or collectively, the Sellers named Pontifax (Israel) II LP, Pontifax (Israel) II – Individual Investors LP, and Pontifax (Cayman) II LP.

“Post-Closing Buyer’s Corporate Governance Agreements” means the individual agreements to be entered into at Closing by each of Arkin, Orbimed, Pontifax, Dr. Pini Orbach, Dr. Silvia Noiman and Mr. Ohad Hammer with Buyer covering corporate governance managements, including relationships between shareholders and/or management and other shareholder and corporate governance matters in the form attached hereto as Exhibit B.

“Proceeding” means any suit, action, cause of action, litigation, hearing, inquiry, examination, demand, proceeding, controversy, complaint, appeal, notice of violation, citation, summons, subpoena, arbitration, mediation, dispute, claim, investigation or audit of any nature whether civil, criminal, administrative, regulatory or otherwise and whether at Law or in equity.

“Related Party” means each officer or director of the Company and its Affiliates, each family member of any director or officer of the Company and its Affiliates, each trust for the benefit of any of the foregoing, and each Affiliate of any of the foregoing.

“Required Approvals” means the Shareholders Approval and the TASE Approval.

“Security Interest” means any mortgage, pledge, lien, encumbrance, charge or other security interest, other than (a) mechanic’s and similar liens, (b) liens for Taxes not yet due and payable or for Taxes that the taxpayer is contesting in good faith through appropriate proceedings, (c) purchase money liens and liens securing rental payments under capital lease arrangements, and (d) other liens arising in the Ordinary Course of Business and not incurred in connection with the borrowing of money.

“Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Securities Laws” means the Securities Act, the Exchange Act and the Israeli Securities Laws.

“Service Provider” means each director, officer, employee, manager, independent contractor, consultant, leased employee, or other Service Provider of the Company.

“Shareholders Approval” means the approval of the Buyer’s general meeting of shareholders, for this Agreement, the Transaction Documents and the transactions contemplated herein and therein, in accordance with the requirements of Sections 270(5) and 274 of the Companies Law.

“Software” means all Internet domain names and websites, (including top level domain names and global top level domain names) and social media identifiers, handles and tags, computer software and firmware (including source code, executable code, data, databases, user interfaces and related documentation).

“Subscription Amount” has the meaning set forth in Section 2.1.

“TASE” means the Tel Aviv Stock Exchange.

“TASE Approval” means the TASE’s approval and authorization of (a) the issuance of the Kitov Shares and the listing thereof on TASE upon consummation of the Closing, and (b) approval and authorization of, subject to the exercise of the Kitov Options, the issuance of the Option Shares and the listing thereof on TASE upon the exercise of the Kitov Options.

“Tax” means any and all multi-national, U.S. Israeli, federal, state, local, or foreign income, gross receipts, franchise, estimated, alternative minimum, add-on minimum, sales, use, transfer, registration, value added, excise, natural resources, entertainment, amusement, severance, stamp, occupation, premium, windfall profit, environmental, customs, duties, real property, personal property, ad valorem, capital stock, social security, unemployment, disability, payroll, license, employee or other withholding, composite, healthcare (whether or not considered a tax under applicable Law), escheat or unclaimed property (whether or not considered a tax under applicable Law) or other tax, of any kind whatsoever, including any interest inflation indexation, linkage differentials, penalties or additions to Tax, any penalties resulting from any failure to file or timely file a Tax Return, or additional amounts in respect of the foregoing; the foregoing will include any transferee or secondary liability for a Tax and any liability assumed by agreement or arising as a result of being (or ceasing to be) a member of any Affiliated Group (or being included (or required to be included) in any Tax Return relating thereto).

“Tax Returns’’ means returns, declarations, reports, notices, forms, claims for refund, information returns or other documents (including any related or supporting schedules, statements or information) filed or required to be filed with any Governmental Authority, or maintained by any Person, or required to be maintained by any Person, in connection with the determination, assessment or collection of any Tax of any Party or the administration of any Laws, regulations or administrative requirements relating to any Tax.

“Tax Withholding Certification(s)” means such documentation delivered by the Stockholders Representative to Buyer with respect to either, (i) each and every Seller; or, (ii) with respect to the Sellers as group, certifying that the Buyer has no Tax withholding at source obligations to the Israeli Tax Authority in connection with respect to such Seller, or to all of the Sellers, as applicable, in connection with the transactions contemplated hereunder.

“Trademarks” means, in the United States and all countries and jurisdictions foreign thereto, registered trademarks, registered service marks, trademark and service mark applications, unregistered trademarks and service marks, registered trade names and unregistered trade names, corporate names, fictitious names, registered trade dress and unregistered trade dress, logos, slogans, Internet domain names, rights in telephone numbers, and other indicia of source, origin, endorsement, sponsorship or certification, together with all translations, adaptations, derivations, combinations and renewals thereof.

“Transaction Documents’’ means this Agreement, all exhibits and schedules thereto and hereto and any other documents or agreements (“Ancillary Agreements”) executed in connection with the transactions contemplated hereunder.

“Treasury Regulations” means the Treasury Regulations promulgated under the Code.

“U.S.” or “United States” means the United States of America.

ARTICLE 2

PURCHASE AND SALE OF SHARES

2.1 Transactions. Subject to the terms and conditions of this Agreement, at or prior to the Closing, Buyer agrees to (i) purchase from each Seller, and each Seller agrees to sell, assign, transfer and deliver to Buyer, all of such Seller’s Shares for the consideration specified in this Article 2, free and clear of any and all Security Interests, it being clarified that to the extent that a Company shareholder has not signed this Agreement (a “Non-Party Company Shareholder”), such Non-Party Company Shareholder shall sell all of its Company Shares at Closing pursuant to the terms hereof, by signing a joinder agreement hereto and becoming a Seller as defined herein or pursuant to the application of the Bring Along by the Company at or prior to the Closing, and (ii) the Buyer agrees to sell, and each Investor, severally and not jointly, agrees to purchase from Buyer the aggregate number of Buyer’s securities, issuable in consideration for the applicable “Subscription Amount” set forth with respect to such Investor’s name on Exhibit 2.1, at a price per share equal to the Consideration Shares PPS (as defined below) and in the aggregate Subscription Amount for all Investors of at least $3,500,000, it being clarified that the closing of the Investors’ investment shall take place simultaneously with the consummation of the Closing hereunder (the “Investor Shares”), all on the terms and subject to the conditions more fully set forth in this Agreement.

The issued and outstanding Shares of the Company to be sold, assigned and transferred pursuant to this Article 2 total in the aggregate 1,000,000 Shares, and represent, as of the date hereof, all of the issued and outstanding Shares of the capital stock, as well as any other equity instruments, of the Company which are held by the Sellers, except for Permitted Loans between the Company and certain Sellers, which shall be repaid by the Company at Closing or terminated, as set forth in Section 5.14 below.

2.2 Purchase Price for Shares. In consideration of the transfer of the Shares and the other obligations set forth in this Agreement, the aggregate purchase price to be paid by Buyer for the Shares will consist of the issuance by Buyer to Sellers and, on behalf of the Company, to (i) Tel Hashomer Medical Research Infrastructure and Services Ltd., and (ii) the lenders with outstanding balances under the Convertible Loan Agreement, their respective share, as set forth in the allocation table to be provided by the Stockholder Representative prior to Closing, of (a) such number of Buyer’s ADS representing Ordinary Shares of no par value each (the “Consideration Shares”) equal to $9,933,000 divided by $1.23, (the “Consideration Shares PPS”), it being clarified that such Consideration Shares with aggregate value of $9,933,000 shall serve as the total consideration for 100% of the fully diluted share capital of the Company, and will be allocated among all Sellers, lenders under the Convertible Loan Agreement, Tel Hashomer Medical Research Infrastructure and Services Ltd., and any other Persons with equity based rights in the Company and/or rights to receive consideration from an exit transaction of the Company or any other type of Company reorganization, all as set forth in the allocation table to be provided by the Stockholder Representative, and (b) such number of non-registered options to purchase additional Ordinary Shares issuable upon exercise of such options equal to 50% of the Consideration Shares, with an exercise price equal to $1.98 per ADS of the Buyer, and with a term of exercise of 4 years beginning on the date of issuance, and subject to other terms and conditions as set forth herein and in the Option Agreements, the form of which is attached hereto as Schedule 2.2 (the “Kitov Options”).

At the Closing, subject to fulfilment of the Conditions Precedent detailed in Article 6, Buyer shall deliver evidence reasonably satisfactory to Stockholder Representative that the Consideration Shares and Kitov Options have been duly issued by Buyer in the names of the Sellers, and with respect to the Escrow Fund or to the extent required under the 104H Tax Ruling, in the name of the Escrow Agent on behalf of the Sellers.

2.3 The Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place remotely through the electronic exchange of closing documents and physical delivery of any certificates representing the Shares or Kitov Securities, by no later than 17:00 p.m. Israel time on August 31, 2019 (or at such other time and location mutually agreeable to the Buyer and Stockholder Representative) (the “Closing Date”).

2.4 Deliveries at the Closing. At the Closing, in addition to the fulfillment of any of the conditions required of any Party as set forth in ARTICLE 6 and ARTICLE 7: (A) Stockholder Representative will deliver to Buyer or an Affiliate thereof: (a) a validly executed stock power in the form attached hereto as Schedule 2.4a(1) signed by the Sellers and a share certificate covering the Shares issued in the name of the Buyer and the Shares transferred from the Sellers to the Buyer, and the registration of the Buyer as the shareholder owning the Shares in the shareholder register of the Company, and deliver to the Buyer such shareholder register, signed by a duly authorized Company officer,; (b) validly executed copy of a unanimous written resolution of the Company’s Board of Directors approving the sale and transfer of the Shares as set forth in this Agreement; (c) resignation and release letter by the directors nominated by the Sellers effective at Closing; (d) a resolution of the Company’s shareholders amending the Company’s Articles of Association such that effective as of the Closing, the Company’s directors shall be appointed by holders of a majority of the Company’s shares; (e) a certificate duly executed by each Seller and an officer of the Company nominated by the Stockholder’s Representative in a form attached herein as Schedule 2.4d; (f) the Closing Balance Sheet; (g) the Post Closing Parent Corporate Governance Agreement signed by each of Arkin, Orbimed, Pontifax, Dr. Pini Orbach, Dr. Silvia Noiman and Mr. Ohad Hammer; (h) joinder letters to this Agreement executed by Non-Party Company Shareholders who executed such joinders and/or an updated share registry of the Company and applicable documents evidencing the implementation by the Company of the Bring Along, including, inter alia, the implementation of Article 45(e) of the Company Articles; (i) the Registration Rights Agreement executed by each Seller joining the Registration Rights Agreement; and with respect to the Investors, each Investor shall have deposited its Subscription Amount into the Buyer’s account as instructed by Buyer; and (B) Buyer will deliver to Sellers: (a) a certificate duly executed by the Buyer containing the representation and warranty of Buyer that the conditions set forth in Sections 7.1 through 7.8 have been duly satisfied; (b) the Kitov Options; (c) confirmation from the Buyer that the Escrow Fund and to the extent required under the 104H Tax Ruling, the Consideration Shares, have been deposited with the Escrow Agent in accordance with the terms of the Escrow Agreement, and the Sellers and Investors shall have received the Consideration Shares (if not deposited with the Escrow Agent) and Investor Shares other than the Escrow Fund, (d) confirmation from the Escrow Agent that the Buyer’s Cash Escrow has been transferred on behalf of the Company to Merck Sharp & Dohme Corp., or if Permitted Loans were provided, to the respective lenders thereunder, in accordance with bank account details provided by the Stockholders Representative and (e) the Registration Rights Agreement executed by the Buyer.

2.5 Withholding Rights.

(a) Subject to the provisions of paragraph (b) below, notwithstanding anything to the contrary in this Agreement, each of the Buyer or the Escrow Agent and anyone acting on their behalf (each, a “Payor”) shall be entitled to deduct and withhold, or cause to be deducted and withheld, from any amounts otherwise payable pursuant to this Agreement such amounts as it determines are required to be deducted and withheld therefrom under any provision of federal, state, local or foreign Tax Law. To the extent that amounts are so withheld by a Payor and paid over to the appropriate Taxing Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

(b) Any consideration payable pursuant to this Agreement to any Seller, shall be issued and delivered to the Escrow Agent (unless a Tax Withholding Certification is provided prior to Closing in which case such consideration may be delivered directly to the relevant Seller), and shall be retained by the Escrow Agent for the benefit of each such Seller for a period of one-hundred eighty (180) days from the Closing Date (or, with respect to the Escrow Fund, ninety (90) days from the Expiration Date) or an earlier date required in writing by such Seller or by the Israeli Tax Authority (“ITA”) (the “Withholding Drop Date”) (during which time and unless otherwise instructed by the ITA, each such Seller may obtain a Tax Withholding Certification providing for: (i) full exemption from Israeli Tax withholding or (ii) setting forth the withholding rate applicable to such Seller). If a Seller delivers, no later than three (3) Business Days prior to the Withholding Drop Date, a Tax Withholding Certification to the Buyer or Escrow Agent providing for: (i) full exemption from Israeli Tax withholding or (ii) setting forth the withholding rate applicable to such Seller, then the or Escrow Agent is hereby authorized to release the applicable portion of the consideration to such Seller, provided that if the Tax Withholding Certification provides for reduced withholding rate then the or Escrow Agent shall be entitled to: (1) require such Seller to provide the or Escrow Agent with cash amounts sufficient to cover the respective Tax amount or (2) sell any portion of such Seller’s Consideration Shares otherwise deliverable to such Seller that is required to enable the Escrow Agent to comply with such Tax Withholding Certification. If any Seller (A) does not provide the Escrow Agent with a Tax Withholding Certification providing for: (i) full exemption from Israeli Tax withholding or (ii) setting forth the withholding rate applicable to such Seller, on or before three (3) Business Days prior to the Withholding Drop Date, or (B) submits a written request to the Escrow Agent to release such Seller’s portion of such consideration prior to the Withholding Drop Date and fails to submit a Tax Withholding Certification, then the Escrow Agent shall be entitled to (1) require such Seller to provide the Escrow Agent with cash amounts sufficient to cover the respective Tax amount or (2) sell any portion of such Seller’s Consideration Shares otherwise deliverable to such Seller that is required to enable the Escrow Agent to comply with any Israeli withholding Tax requirements as reasonably determined by the Escrow Agent.

(c) No later than ten (10) Business Days after the Effective Date, the Company shall file an application to for a ruling permitting any Seller who elect to become a party to such a tax ruling (the “Electing Holders”), to defer any applicable Israeli tax with respect to any consideration that such Electing Holder will receive pursuant to this Agreement until the sale, transfer, conversion or other conveyance for cash of such consideration by such Electing Holder or such other date set forth in Section 104H of the Israeli Income Tax Ordinance [New Version] 5721-1961 (the “Ordinance”) and all the regulations, rules and orders promulgated thereunder (the “104H Tax Ruling”). The provisions of the 104H Tax Ruling shall govern any withholding with respect to Israeli Taxes applicable to any Electing Holder, notwithstanding anything to the contrary in this Section 2.5. The costs and expenses of the 104H Tax Ruling which exceed the amounts included in the Business Budget Implementation shall be solely for the account of the Electing Holders who shall be jointly liable to the Company for such costs and expenses.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF SELLERS AND BUYER

CONCERNING THE TRANSACTION

3.1 Representations and Warranties of Sellers. Each of the Sellers, including Non-Party Company Shareholders executing joinder letters to this Agreement, represents and warrants to Buyer, with respect to himself, herself or itself, that except as set forth on the Disclosure Schedule attached as Schedule 3 to this Agreement (the “Sellers Disclosure Schedule”), which exceptions shall be deemed to be part of the representations and warranties made hereunder, the following representations are true, correct and complete as of the date hereof and on and as of the Closing (as if made on such Closing). The Sellers shall have the right to update the Sellers Disclosure Schedule to reflect changes between the signing and the Closing. The Sellers Disclosure Schedule shall be arranged in sections corresponding to the numbered and lettered sections and subsections contained in this Article 3, and the disclosures in any section or subsection of the Disclosure Schedule shall qualify other sections and subsections in this Article 3 only to the extent it is readily apparent from a reading of the disclosure that such disclosure is applicable to such other sections and subsections:

(a) Capacity and Authorization of Sellers. The Seller is duly organized (to the extent Seller is not a natural person), validly existing (to the extent Seller is not a natural person) and in good standing under the Laws of the jurisdiction of its formation, and has all requisite power and authority to own, lease and operate its assets, properties and business and to carry on its business as now being conducted. To the extent Seller is not a natural person, the Seller is not in violation of any of the provisions of its charter documents, bylaws, articles of association or similar organizational documents. The Seller has all requisite power and authority to execute, deliver and perform its obligations under this Agreement and each of the Ancillary Agreements to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Ancillary Agreements to which the Seller is party, the performance by the Seller of its obligations hereunder and thereunder and the consummation by the Seller of the transactions contemplated hereby and thereby have been duly authorized. This Agreement has been, and the Ancillary Agreements to which the Seller is party will be, duly executed and delivered by the Seller and constitute the legal, valid and binding obligation of the Seller, enforceable against it in accordance with their respective terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar Laws affecting the rights of creditors generally and the availability of equitable remedies. The Seller has not granted to any Person any power of attorney in respect of it or relating to the conduct of its business. The Seller has never approved, or commenced any proceeding or made any election contemplating, the dissolution or liquidation of the Seller or the winding up or cessation of its business. In the event the Seller is a natural person, it has the legal capacity to execute and deliver this Agreement, and the other Ancillary Agreements contemplated herein, and to perform his obligations hereunder and thereunder,

(b) Noncontravention. Neither the execution and the delivery of this Agreement, and the other agreements contemplated hereby, nor the consummation of the transactions contemplated hereby and thereby, will materially (i) violate any statute, regulation, rule, injunction, judgment, order, decree, ruling, charge or other restriction of any government, governmental agency or court to which a Seller is subject or, in the case of a Seller that is not a natural person, its Governing Documents, or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license or instrument to which any Seller is a party or by which any Seller is bound or to which any of Seller’s assets is subject.

(c) Brokers’ Fees. The Sellers do not have any Liability or obligation to pay any finder’s fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement for which Buyer or the Company are or could become liable or obligated. Seller hereby represents and warrants, that it is not a party to any undertaking pursuant to which Buyer is obligated to pay any fee to any third party in connection with the transaction contemplated by this Agreement.

(d) Shares. Each Seller holds of record and owns beneficially the number of Shares set forth next to his or its name in Schedule 3.1(d), free and clear of any restrictions on transfer (other than restrictions under the Securities Laws or the Company’s Articles of Association), Security Interests, options, warrants and purchase rights, and on the Closing Date will have full and unrestricted power to sell, assign, transfer and deliver such Shares. All of such Seller’s Shares are duly authorized, validly issued, fully paid and non-assessable, and are held of record and owned beneficially by such Seller as set forth in Schedule 3.1, and none of the Shares are subject to preemptive rights, repurchase option, forfeiture provision or restriction on transfer created by statute (other than restrictions on transfer imposed by virtue of applicable securities laws or the Company’s Articles of Association), or any agreement to which the Seller is a party or by which it is bound. Except as set forth in Schedule 3.1, there are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights or other contracts or commitments that require the Company to issue, sell or otherwise cause to become outstanding any of its capital stock with respect to such Seller. Except as set forth in Schedule 3.1, the Company has no obligation of any kind to issue any additional Shares to such Seller.

(e) Absence of Litigation. No Seller is a party to any, and there are no pending or, to the Knowledge of Sellers, threatened proceedings, against any Seller challenging the validity of the transactions contemplated by this Agreement which, if determined adversely, would prevent the consummation of the transactions contemplated by this Agreement.

(f) Investment Representations. Each Seller, with respect to the Consideration Shares, and each Investor, with respect to the Investor Shares, hereby acknowledges that the Consideration Shares and Investor Shares have not been registered under the Securities Laws and that they are being offered and sold pursuant to exemptions from registration contained in the Securities Laws based in part upon their representations and warranties contained in this Agreement. Accordingly, each hereby represents and warrants as follows:

(i) Economic Risk. It is capable of evaluating the merits and risks of its investment in Buyer and has the capacity to protect its own interests. Any interest in the Kitov Securities may not be sold, pledged or otherwise transferred or hypothecated unless the Kitov Securities are registered pursuant to the Securities Laws, or an exemption from such registration is available under the Securities Laws, and in the absence of such registration or exemption, the holder must bear the economic risk of this investment indefinitely. It understands that there is no assurance that any exemption from registration under the Securities Laws will be available and that, even if available, such exemption may not allow the transfer of all or any portion of the Kitov Securities under the circumstances, in the amounts or at the times the holder might propose.

(ii) Acquisition for Own Account. The recipient of the Kitov Securities is acquiring them for its own account for investment only, and not with a view towards their distribution or resale, without prejudice, however, to its right, at all times, to sell or otherwise dispose of all or any part of such securities pursuant to an effective registration statement under the Securities Laws or under an exemption from such registration and in compliance with applicable securities Laws.

(iii) Protecting Its Interest. By reason of its, or of its management’s (if any), business or financial experience, it has the capacity to protect its own interests in connection with the transactions contemplated in this Agreement.

(iv) General Solicitation. The Kitov Securities are not being purchased as a result of any advertisement, article, notice or other communication regarding the Kitov Securities published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or any other general solicitation or general advertisement.

(v) Buyer’s Information. No offering memorandum or similar disclosure document has been prepared in connection with the offer of the Kitov Securities, and it has had the opportunity to review the Transaction Documents (including all exhibits and schedules thereto) and the Buyer’s reports filed publicly with the SEC and/or TASE and has been afforded access to publicly disclosed information about the Buyer and its financial condition, results of operations, business, properties, management and prospects sufficient to enable it to evaluate its investment and that is necessary to make an informed investment decision with respect to the investment in the Buyer. The only representations and warranties being given by the Buyer are contained in this Agreement. No broker or agent of the Buyer has provided any information or advice with respect to the Kitov Securities nor is such information or advice necessary or desired.

(vi) Rule 144. Each Seller acknowledges that it is aware that Rule 144 under the Securities Act which allows for the public resale of restricted and control securities, as the case may be, if a number of conditions are met, may not necessarily be available with respect to the Kitov Securities and, in any event, is available only if certain conditions are satisfied, and that any sale of the Kitov Securities that might be made in reliance upon Rule 144 may only be made in accordance with the terms and conditions of such rule and that a copy of Rule 144 will be delivered to a Seller upon request.

(vii) Regulation S Exemption. Such Seller understands that the Kitov Securities are being offered and sold to Seller in reliance on an exemption from the registration requirements of United States federal and state securities laws under Regulation S promulgated under the Securities Act and that the Buyer is relying upon the truth and accuracy of the representations, warranties, agreements, acknowledgments and understandings of the Seller set forth herein in order to determine the applicability of such exemptions and the suitability of the Seller to acquire the Kitov Securities. In this regard, each Seller represents, warrants and agrees that, unless otherwise set forth in such Seller’s joinder to this Agreement:

(a) Such Seller is not a U.S. Person (as defined in Regulation S) and is not an affiliate (as defined in Rule 501(b) under the 1933 Act) of the Buyer and is not acquiring the Kitov Securities for the account or benefit of a U.S. Person.

(b) At the time of the origination of contact concerning the issuance of the Kitov Securities and the date of the execution and delivery of this Agreement, Seller was outside of the United States.

(c) Seller will not, during any ‘distribution compliance period’ under Regulation S, if applicable (the “Restricted Period”), offer, sell, pledge or otherwise transfer the Kitov Securities in the United States, or to a U.S. Person for the account or for the benefit of a U.S. Person, or otherwise in a manner that is not in compliance with Regulation S.

(d) Seller will, after expiration of the Restricted Period, offer, sell, pledge or otherwise transfer the Kitov Securities only pursuant to registration under the Securities Act or an available exemption therefrom and, in accordance with all applicable state and foreign securities laws.

(e) Neither Seller nor any person acting on Seller’s behalf has engaged, nor will engage, in any directed selling efforts to a U.S. Person with respect to the Kitov Securities and Seller and any person acting on Seller’s behalf have complied and will comply with any applicable “offering restrict ions” requirements of Regulation S under the Securities Act.

(f) The issuance of the Kitov Securities contemplated by this Agreement have not been pre-arranged with a buyer located in the United States or with a U.S. Person, and are not part of a plan or scheme to evade the registration requirements of the Securities Act.

(g) Neither Seller nor any person acting on Seller’s behalf has undertaken or carried out any activity for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States, its territories or possessions, for any of the Kitov Securities. Seller agrees not to cause any advertisement of the Kitov Securities to be published in any newspaper or periodical or posted in any public place and not to issue any circular relating to the Kitov Securities.

(viii) Compliance with Laws. Any resale of the Kitov Securities during a ‘distribution compliance period’, if applicable, as defined in Rule 902(t) to Regulation S shall only be made in compliance with exemptions from registration afforded by Regulation S. Further, any such sale of the Kitov Securities in any jurisdiction outside of the United States will be made in compliance with the securities laws of such jurisdiction. Seller will not offer to sell or sell the Kitov Securities in any jurisdiction unless Seller obtains all required consents, if any.

(ix) Israeli Securities Law. With respect to Pontifax, Orbimed and Arkin, such Seller affirms that it is a “Qualified Investor” listed under the First Schedule of the Israeli Securities Law 5728-1968, purchasing for itself, and undertakes that it will provide the Buyer with appropriate documentation to such effect, as required under applicable Israeli law and regulation. Seller further acknowledges that no action will be taken in Israel that would permit the offering of the Kitov Securities or the distribution of any prospectus or other offering document to the public in Israel, and that the Kitov Securities were and are issued by way of a private placement and that the Kitov Securities are subject to the resale restrictions under Section 15C of the Israel Securities Law and Section 5 of the Israeli Securities Regulations (Details Regarding Sections 15A-15C of the Securities Law-1968) - 2000.

(x) Seller Holdings in Buyer; No Voting Agreements. Each Seller shall deliver to the Company as of the Effective Date, a duly signed form of Seller Representation Letter with respect to such Seller’s holdings in the Buyer, in the form attached hereto as Schedule 3.1(x). Other than the applicable Post-Closing Buyer Corporate Governance Agreement and any Registration Rights Agreements to be entered into at Closing at the time the Kitov Securities are offered, and as of the date hereof, and at the Closing, Seller is not, and will not be, a party to any agreement or arrangement, whether written or oral, with Buyer, any of the Buyer’s officers or shareholders or a corporation in which the Buyer’s officers or shareholders are an Interested Party (as defined in the Israeli Companies Law, 5759-1999), regulating the management of the Buyer, the shareholders’ rights in the Buyer, the transfer of shares in the Buyer, including any voting agreements, shareholder agreements or any other similar agreement even if its title is different or has any other relations or agreements with any of the Buyer’s shareholders, directors or officers.

(xi) No Governmental Review. It understands that no Israeli or United States federal or state agency or any other government or governmental agency has passed on or made any recommendation or endorsement of the Kitov Securities or the fairness or suitability of the investment in the Kitov Securities nor have such authorities passed upon or endorsed the merits of the offering of the Kitov Securities.

(xii) Restricted Securities. It understands that the Kitov Securities, are characterized as “restricted securities” under the U.S. federal securities laws inasmuch as they are being issued by the Buyer in a transaction not involving a public offering and that under such laws and applicable regulations such securities may be resold without registration in the United States of America under the Securities Act only, and in Israel under Israeli Securities Laws only in certain limited circumstances. It understands and acknowledges that: (i) the Kitov Securities are being offered and sold without registration under the Securities Laws in a private placement that is exempt from the registration provisions of the Securities Laws and (ii) the availability of such exemption depends in part on, and the Buyer will rely upon the accuracy and truthfulness of, the foregoing representations and it hereby consents to such reliance.

(xiii) Independent Advice. It understands that nothing in this Agreement or any other materials presented to it by or on behalf of the Buyer in connection with the purchase of the Kitov Securities constitutes legal, tax or investment advice.

(xiv) The Seller further acknowledges and understands that the certificate evidencing the Kitov Securities may be imprinted with the following legend (in addition to any legend required under applicable state or foreign securities laws):

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE AND HAVE BEEN ACQUIRED PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”). THESE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO DISTRIBUTION OR RESALE, AND MAY NOT BE SOLD, MORTGAGED, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE THEREWITH, PURSUANT TO AN EFFECTIVE REGISTRATION UNDER THE ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM REGISTRATION UNDER THE ACT, OR OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE ACT, IN EACH CASE IN ACCORDANCE WITH ALL APPLICABLE STATE SECURITIES LAWS AND THE SECURITIES LAWS OF OTHER JURISDICTIONS. THE ISSUER OF THESE SECURITIES MAY REQUIRE A WRITTEN OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER TO THE EFFECT THAT ANY PROPOSED TRANSFER OR RESALE IS EITHER IN COMPLIANCE WITH THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS AND THE SECURITIES LAWS OF OTHER JURISDICTIONS. IN ADDITION, NO HEDGING TRANSACTION MAY BE CONDUCTED WITH RESPECT TO THESE SECURITIES UNLESS SUCH TRANSACTIONS ARE IN COMPLIANCE WITH THE ACT.”

(g) Seller Information. The information relating to Seller that is provided by Seller, or any director, officer, employee, agent or representative thereof, for inclusion in any document filed with or furnished to the SEC, or otherwise submitted to any other Regulatory Agency, in connection with the transactions contemplated by the Transaction Documents, will not at the time that such information is provided by any such Person as aforesaid contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are made, not misleading.

(h) Waiver. Each Seller waives all pre-emption rights and any other participation right it may have in connection with the transactions contemplated hereby, including, with respect to sale and transfer of the Shares and any rights of first refusal, tag-along or other similar rights it may have in connection with the sale and transfer of the Shares are duly authorized and validly executed by the signatory thereto. No other waiver, consent or process is required to be taken by the Seller in order for the transactions contemplated hereby to be in full force and effect.

(i) Certain Business Relationships with Company. Except as described in Schedule 3.1(i), neither such Seller nor its Affiliates nor any Related Party thereof, (a) owns any material asset, tangible or intangible, which is used in the business of Company, (b) is owed money by or owes money to the Company, (c) has entered into, or has had any direct or indirect financial interest in, any contract, transaction or business dealing involving the Company, (d) is competing, directly or indirectly, with the Company, (e) is a member, manager, director, officer or employee of, or consultant to, or owns, directly or indirectly, any interest in, any vendor, supplier or customer of the Company, or is in any way associated with or involved in the business of the Company (except in his or her official capacity as a director, officer or employee of the Company, as the case may be), (f) has any interest in or has filed any application with respect to any Intellectual Property, which arises out of or relates to the Company or its businesses, (g) has any claim or right against the Company (other than rights to receive compensation for, or expense reimbursement in connection with, services performed as an employee or director) or (h) is party to any transactions, contracts or understandings with Company that would be considered a “transaction” under Item 404 of Regulation S-K under the Securities Act if Company were to be subject to such regulation.

(j) Exculpation Among Sellers. Each Seller acknowledges that it is not relying upon any person, firm or corporation (including without limitation any other Seller), in making its investment or decision to consummate the transactions contemplated hereunder. Each Seller agrees that no other Seller (acting in such capacity) nor the respective controlling persons, officers, directors, partners, agents or employees of any such other Seller shall be liable to any other Seller in connection with transactions contemplated hereunder for any action taken or omitted to be taken by any of them prior to the date hereof in connection with the transactions contemplated hereunder. Each Seller acknowledges that it has been independently afforded the opportunity to ask such questions as it has deemed necessary of, and to receive answers from, representatives of the Buyer concerning the Buyer and its financial condition, results of operations, business, properties, management and prospects sufficient to enable it to evaluate the transactions contemplated hereunder, and that it is not relying upon any examination or inquiry performed by another Seller. Neither such inquiries nor any other investigation conducted by or on behalf of a Seller or its representatives or counsel shall modify, amend or affect such Seller’s right to rely on the truth, accuracy and completeness of the Buyer’s representations and warranties contained in this Agreement.

(k) Full Disclosure. This Agreement (including the Schedules and any closing deliverables and any other Ancillary Agreements) does not as of the date hereof, and will not as of the Closing: (i) contain any representation, warranty or information of the Seller that is false or misleading with respect to any material fact; or (ii) omit to state any material fact necessary in order to make the representations, warranties and information of the Seller contained and to be contained herein, and to the extent any of such are also contained therein, and therein (in the light of the circumstances under which such representations, warranties and information were or will be made or provided) not false or misleading. The Sellers have no Knowledge of any information or other fact that is or may become materially adverse to the business, condition, assets, capitalization, Intellectual Property, Liabilities, operations, results of operations, financial performance or prospects of the Company that has not been set forth in this Agreement or in the Schedules.

3.2 Representations and Warranties of Buyer. Buyer represents and warrants to Sellers as follows:

(a) Organization of Buyer. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Israel. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Israel.

(b) Authorization; Enforcement. Subject to receipt of the Required Approvals, the Buyer has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by this Agreement and each of the other Transaction Documents and otherwise to carry out its obligations hereunder and thereunder. The execution and delivery of each of this Agreement and the other Transaction Documents by the Buyer and the consummation by it of the transactions contemplated hereby and thereby have been duly authorized by all necessary action on the part of the Buyer and no further action is required by the Company, the Board of Directors of the Buyer or the Buyer’s shareholders in connection herewith or therewith. This Agreement and each other Transaction Document to which it is a party has been (or upon delivery will have been) duly executed by the Buyer and, when delivered in accordance with the terms hereof and thereof including the receipt of the Required Approvals and the fulfillment of the conditions set forth in Section 2.4 above, will constitute the valid and binding obligation of the Buyer enforceable against the Buyer in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally.

(c) Noncontravention. Neither the execution and delivery of this Agreement, and the other agreements contemplated hereby, nor the consummation of the transactions contemplated hereby and thereby, will materially (i) violate any statute, regulation, rule, injunction, judgment, order, decree, ruling, charge or other restriction of any government, governmental agency or court to which Buyer is subject or any provision of its Governing Documents, or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel, or require any notice under any material agreement, contract, lease, license or instrument to which Buyer is a party or by which it is bound or to which any of its assets is subject. Except for the Required Approvals, the Buyer is not required to give any notice to, make any filing with, or obtain any authorization, consent or approval of any Governmental Authority in order for the Parties to consummate the transactions contemplated by this Agreement.

(d) Investment Representations.

(i) Buyer acknowledge that the Shares have not been registered for offer or sale under any Securities Laws, and are not listed for trading on any stock exchange, stock quotation service or other stock market. Buyer understands that the Shares are being sold to Buyer in reliance on exemptions from the registration requirements of any applicable Securities Laws, and may not be sold, transferred or otherwise disposed of unless subsequently registered under applicable Securities Laws or unless an exemption from registration is available.

(ii) Without derogating from the representations made by the Sellers hereunder, Buyer has such knowledge and experience in financial and business matters in general and with respect to businesses of a nature similar to the business of the Company so as to be capable of evaluating the merits and risks of, and making an informed business decision with regard to, the acquisition of the Shares.

(iii) Buyer is acquiring the Shares solely for its own account and not with a view to or for resale in connection with any distribution or public offering thereof, within the meaning of applicable securities laws and regulations.

(e) Issuance of the Kitov Securities. Subject to receipt of the Required Approvals, the Kitov Securities are duly authorized and, when issued and paid for in accordance with the applicable Transaction Documents, will be duly and validly issued, fully paid and nonassessable, free and clear of all Security Interests imposed by the Buyer.

(f) SEC Reports; Financial Statements. The Buyer has filed all reports, schedules, forms, statements and other documents required to be filed by the Buyer under the Securities Act and the Exchange Act, including pursuant to Section 13(a) thereof, for the two years preceding the date hereof (or such shorter period as the Buyer was required by law or regulation to file such material) (the foregoing materials, including the exhibits thereto and documents incorporated by reference therein, being collectively referred to herein as the “SEC Reports”) on a timely basis or has received a valid extension of such time of filing and has filed any such SEC Reports prior to the expiration of any such extension. As of their respective dates, the SEC Reports complied in all material respects with the requirements of the Securities Act and the Exchange Act, as applicable, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The financial statements of the Buyer included in the SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing. Such financial statements have been prepared in accordance with IFRS, except as may be otherwise specified in such financial statements or the notes thereto and except that unaudited financial statements may not contain all footnotes required by IFRS, and fairly present in all material respects the financial position of the Buyer as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, immaterial, year-end audit adjustments.

(g) Material Changes; Undisclosed Events, Liabilities or Developments. Since the date of the latest audited financial statements included within the SEC Reports, except as specifically disclosed in a subsequent SEC Report filed prior to the date hereof, (i) there has been no event, occurrence or development that has had or that could reasonably be expected to result in a Buyer Material Adverse Effect, (ii) the Buyer has not incurred any liabilities (contingent or otherwise) other than (A) trade payables and accrued expenses incurred in the ordinary course of business consistent with past practice (B) liabilities not required to be reflected in the Buyer’s financial statements pursuant to IFRS or disclosed in filings made with the United States Securities and Exchange Commission (the “Commission”) or other public filings of the Buyer and (C) non-cash accounting measures that have effect of reducing shareholder equity, (iii) the Buyer has not altered its method of accounting, and (iv) the Buyer has not declared or made any dividend or distribution of cash or other property to its stockholders or purchased, redeemed or made any agreements to purchase or redeem any shares of its capital stock. The Buyer does not have pending before the Commission any request for confidential treatment of information. Except for the disclosures of the transactions contemplated by this Agreement, no event, liability, fact, circumstance, occurrence or development has occurred or exists or is reasonably expected to occur or exist with respect to the Buyer or its businesses, prospects, properties, operations, assets or financial condition that would be required to be disclosed by the Buyer under applicable securities laws at the time this representation is made or deemed made that has not been publicly disclosed at least one business day prior to the date that this representation is made.

(h) Compliance. The Buyer is not: (i) in default under or in violation of (and no event has occurred that has not been waived that, with notice or lapse of time or both, would result in a default by the Buyer), nor has the Buyer received notice of a claim that it is in default under or that it is in violation of, any indenture, loan or credit agreement or any other agreement or instrument to which it is a party or by which it or any of its properties is bound (whether or not such default or violation has been waived), (ii) in violation of any judgment, decree or order of any court, arbitrator or other governmental authority or (iii) nor has Buyer been in material violation of any statute, rule, ordinance or regulation of any governmental authority, including without limitation all foreign, federal, state and local laws, relating to taxes, environmental protection, occupational health and safety, product quality and safety and employment and labor matters, except in each case as could not have or reasonably be expected to result in a Buyer Material Adverse Effect.

(i) Tax Status. Except for matters that would not, individually or in the aggregate, have or reasonably be expected to result in a Buyer Material Adverse Effect, the Buyer (i) has made or filed all United States federal, state and local income and all foreign income and franchise tax returns, reports and declarations required by any jurisdiction to which it is subject, (ii) has paid all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations and (iii) has set aside on its books provision reasonably adequate for the payment of all material taxes for periods subsequent to the periods to which such returns, reports or declarations apply. There are no unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction, and the Buyer knows of no basis for any such claim.

(j) Litigation. Except as set forth in the SEC Reports (i) there is no legal action, suit, arbitration, investigation, claim, proceeding or other similar dispute pending (“Action”), at Law or in equity, or before or by any Governmental Authority, or, to Buyer’s knowledge, threatened in writing against Buyer or any of its subsidiaries or their respective properties, assets or business, that would reasonably be expected to have a Buyer Material Adverse Effect and (b) as of the date hereof, neither Buyer nor any of its subsidiaries is subject to any order that would have a Buyer Material Adverse Effect; (ii) neither the Buyer nor any of its subsidiaries, nor any director or officer thereof, is or has been the subject of any Action involving a claim of violation of or liability under federal or state securities laws or a claim of breach of fiduciary duty with respect to Buyer; (iii) there has not been, and to the knowledge of the Buyer, there is not pending or contemplated, any investigation by the Commission or other Governmental Authority involving the Buyer or any current or former director or officer of the Buyer; and (iv) the Commission or other Governmental Authority has not issued any stop order or other order suspending the effectiveness of any registration statement filed by the Buyer or any subsidiary of the Buyer under the Exchange Act or the Securities Act, or any equivalent Law.

(k) Filings, Consents and Approvals. The Buyer is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority or other Person in connection with the execution, delivery and performance by the Buyer of the Transaction Documents, other than (i) the Required Approvals and (ii) as required pursuant to the Registration Rights Agreement (as defined below).

(l) Regulatory Permits

The Buyer possess all certificates, authorizations and permits issued by the appropriate federal, state, local or foreign regulatory authorities necessary to conduct its businesses as described in the SEC Reports, except where the failure to possess such permits could not reasonably be expected to result in a Buyer Material Adverse Effect (“Material Permits”), and the Buyer has not received any notice of proceedings relating to the revocation or modification of any Material Permit.

(m) Full Disclosure. This Agreement (including the Schedules and any closing deliverables and any other Ancillary Agreements) does not as of the date hereof, and will not as of the Closing: (i) contain any representation, warranty or information that is false or misleading with respect to any material fact; or (ii) omit to state any material fact necessary in order to make the representations, warranties and information contained and to be contained herein and, to the extent any of such are also contained therein, therein (in the light of the circumstances under which such representations, warranties and information were or will be made or provided) not false or misleading. The Buyer has no Knowledge of any information or other fact that is or may become materially adverse to the business, condition, assets, capitalization, Intellectual Property, Liabilities, operations, results of operations, financial performance or prospects of the Buyer that has not been set forth in this Agreement or in the Schedules.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES
CONCERNING THE COMPANY

Each Seller represents and warrants to Buyer as that, except as set forth on the Disclosure Schedule attached as Schedule 4 to this Agreement (the “Disclosure Schedule”), which exceptions shall be deemed to be part of the representations and warranties made hereunder, the following representations are true, correct and complete as of the date hereof and on and as of the Closing (as if made on such Closing). Without derogating from any of the conditions set forth in Section 6, the Sellers, acting solely via the Stockholder Representative, shall have the right to update the Disclosure Schedule to reflect changes between the signing and the Closing. The Disclosure Schedule shall be arranged in sections corresponding to the numbered and lettered sections and subsections contained in this Article 4, and the disclosures in any section or subsection of the Disclosure Schedule shall qualify other sections and subsections in this Article 4 only to the extent it is readily apparent from a reading of the disclosure that such disclosure is applicable to such other sections and subsections:

4.1 Organization and Corporate Power. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Israel. The Company has the requisite corporate power and authority to carry on the businesses in which it is engaged and to own and use its properties as they are now owned and used, and perform its obligations under all contracts and agreements to which it is party or by which it is bound. Schedule 4.1 accurately sets forth the names of the members of the board of directors (or similar body) of the Company and its corporate officers. The Company has provided to Buyer or its Affiliate acting on its behalf true and correct copies of the Governing Documents of the Company. The Company is not in violation of any of the provisions of its Governing Documents. The minute books and resolutions of the Company previously made available to the Buyer or an Affiliate thereof contain true, complete and accurate records of all meetings and accurately reflect in all material respects all corporate action of the equity holders and board of directors (including committees thereof) of the Company. The execution and delivery of this Agreement and the Ancillary Agreements to which the Seller is party, the performance by the Seller of its obligations hereunder and thereunder and the consummation by the Seller of the transactions contemplated hereby and thereby have been duly authorized. The Company has not granted to any Person any power of attorney in respect of it or relating to the conduct of its business. The Company has never approved, or commenced any proceeding or made any election contemplating, the dissolution or liquidation of the Company or the winding up or cessation of its business.

4.2  Capitalization. The authorized as well as the issued and outstanding capital of the Company as of the date hereof is as set forth on Schedule 4.2. All Shares are duly authorized, validly issued, fully paid and non-assessable, and are held of record and owned beneficially by Seller as set forth in Schedule 4.2, and none of the Shares are subject to preemptive rights, repurchase option, forfeiture provision or restriction on transfer created by statute (other than restrictions on transfer imposed by virtue of applicable securities laws or the Company’s Articles of Association), or any agreement to which the Company or the Seller is a party or by which it is bound. Except as set forth in Schedule 4.2, there are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights or other contracts or commitments that require the Company to issue, sell or otherwise cause to become outstanding any of its capital stock. Except as set forth in Schedule 4.2, the Company has no obligation of any kind to issue any additional Shares to any Person. Other than any such rights waived by Sellers hereto, there are no other pre-emption rights and any other participation right at the Company in connection with the transactions contemplated hereby, including, with respect to sale and transfer of the Shares nor any rights of first refusal, tag-along or other similar rights any Person may have in connection with the sale and transfer of the Shares hereto.

4.3  Subsidiaries. The Company does not have and, did not at any time previously have, any subsidiary (defined as an entity of which the Company owns directly or indirectly more than 50% of the outstanding securities entitled generally to vote for the election of directors or equivalent managing persons) and does not hold and, did not at any time previously hold, any material direct or indirect beneficial interest in any other corporation, partnership, joint venture or other entity or enterprise.

4.4  Noncontravention. Except as set forth in Schedule 4.4, neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (a) violate any statute, regulation, rule, injunction, judgment, order, decree, ruling, charge or other restriction of any government, governmental agency or court to which the Company is subject or any provision of the Governing Documents of the Company, or (b) conflict with, result in a breach of, or constitute a default under any Material Contract. Except as set forth in Schedule 4.4, the Company is not required to give any notice to, make any filing with, or obtain any authorization, consent or approval of any Governmental Authority in order for the Parties to consummate the transactions contemplated by this Agreement.

4.5  Governing Documents; Records. All actions taken and all transactions entered into by the Company which required the approval or consent of its board of directors or shareholders have been duly approved by all necessary action of the board of directors and shareholders of the Company. There has been no violation of any of the provisions of the Governing Documents, and the Company has not taken any action that is inconsistent in any material respect with any resolution adopted by the Company’s shareholders or board of directors (or similar body).

4.6  Brokers’ Fees. Other than as set forth on Schedule 4.6, the Company has no Liability or obligation to pay any finder’s fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement.

4.7  Financial Statements. Attached hereto as Schedule 4.7 are the audited balance sheets and statements of income, stockholders’ equity and cash flows of the Company as of and for the calendar years ended December 31, 20117 (the “Financial Statements”). The Financial Statements, including the notes thereto, have been prepared based upon the Company’s books and records and are in accordance with GAAP, and fairly present the financial condition of the Company in all material respects as of the dates stated and the results of operations of the Company for such period.

4.8  No Liabilities. (a)The Company does not have any accrued, contingent or other Liabilities of any nature, either matured or unmatured (whether or not required to be reflected in financial statements in accordance with GAAP, and whether due or to become due), except for (i) the Liabilities identified in Schedule 4.8(i), which are correct as of the date hereof “Company Closing Liabilities”), and (ii) any and all fees and/or other costs which are or may become due and payable to any third party under any agreement of the Company and/or any Seller as a result of the completion of the transactions contemplated hereunder, and which are reflected in Schedule 4.8(ii).

(b)  No Guarantee of Indebtedness. The Company does not have any outstanding guarantees for debt or other obligations of any other Person.

(c) Insider Receivables. There is no Indebtedness owed to the Company by any Service Provider, employee, officer, director or shareholder, other than expense reimbursements in the Ordinary Course of Business.

4.9  Subsequent Events. Since the December 31, 2017:

(a) the Company has operated in the Ordinary Course of Business, and as of the date hereof, there have been no events, series of events or the lack of occurrence thereof which, singularly or in the aggregate, could reasonably be expected to have a Company Material Adverse Effect; and

(b)  there has not been any material loss, damage or destruction to, or any material interruption in the use of, any of the Company’s material assets (whether or not covered by insurance).

4.10  Legal Compliance.

(a) The Company has all material governmental permits, licenses, registrations, certificates and other governmental authorizations (the “Permits”) necessary for the Company to conduct is businesses as presently conducted.

(b)  The Company is in compliance in all material respects with all applicable laws, statutes, rules, regulations, codes, plans, injunctions, judgments, orders, decrees, rulings and charges thereunder of Governmental Authorities (collectively, the “Applicable Laws”).

4.11  Tax Matters. Except as set forth on Schedule 4.11:

(a) The Company has filed or caused to be filed all material Tax Returns required to be filed with respect to the Company with respect to all past years through calendar year 2017. All such Tax Returns at the time of filing complied with all applicable Tax laws in all material respects. All Taxes owed by the Company shown on any Tax Return have been timely and properly paid or, to the extent not yet due for payment, have been adequately accrued on the books and records of the Company. All Taxes required to be withheld by the Company have been properly and timely withheld and remitted. The Company is not currently the beneficiary of any extension of time within which to file any Tax Return. There are no Security Interests on the assets of the Company that arose in connection with any failure or alleged failure to pay any Tax.

(b)  There is no dispute or claim concerning any Tax Liability of the Company (i) claimed or raised by any Taxing authority in writing, or (ii) as to which Seller has Knowledge based upon personal contact with any agent of such authority.

(c) The Company has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(d)  No Tax Return of the Company is currently being audited and the Company has not received notice of any pending audit.

4.12  Real Property. The Company does not own nor lease any real property.

4.13  Title to Assets. The Company has good title to, or a valid leasehold interest in, all material tangible, personal property assets (i) used regularly in the conduct of its businesses, and (ii) located on the premises of the Company, shown on the Financial Statements or acquired after December 31, 2017, including all fixtures, furniture, equipment, and machinery (collectively, the “Fixed Assets”), and such Fixed Assets are subject to no material liens, mortgages, pledges, encumbrances or charges, except for properties and assets disposed of in the Ordinary Course of Business, or leased assets of third parties subject to a valid leasehold interest with a corresponding collateral securitization filing as set forth on Schedule 4.13, or such other exceptions which are not material in character, amount or extent and do not materially detract from the value of or interfere with the use of the tangible assets subject thereto or affected thereby. To the Knowledge of Seller, all Fixed Assets are in good operating condition (subject to normal wear and tear.

4.14  Intellectual Property.

(a) Except as set forth on Schedule 4.14, the Company owns or possesses all rights to use all Intellectual Property necessary to the operation of its businesses as presently conducted and such present use does not, to the Knowledge of the Sellers, conflict with the lawful rights of others in any material respect. The Company has not received written or oral notice of any claim against it involving any conflict or claim of conflict relating to the Intellectual Property of the Company and, to the Knowledge of Seller, there is no basis for any such claim or conflict. The Company has taken all reasonably necessary action to maintain and protect each item of Intellectual Property that it owns or uses.

(b)  Except as set forth on Schedule 4.14, the Company has never assigned or otherwise transferred ownership of, or agreed to assign or otherwise transfer ownership of, any Intellectual Property necessary to the operation of its businesses as presently conducted to any other Person.

(c) Each Person who is or was an employee or other Service Provider of the Company and/or who is or was involved in the creation or development of any Intellectual Property for the Company, following the incorporation thereof, has signed a valid and enforceable agreement containing an irrevocable assignment of all Intellectual Property Rights and Intellectual Property created or developed in the course of that Person’s work with the relevant entity such that any and all rights in connection with such Intellectual Property reside solely with the Company, as well as confidentiality provisions protecting the Intellectual Property Rights and Intellectual Property of the Company, as applicable.

(d)  Except as set forth on Schedule 4.14 no funding, facilities or personnel of any Governmental Authority or any public or private university, college, or other educational or research institution, was used, directly or indirectly, to create or develop, in whole or in part, any of the Intellectual Property of the Company.

(e) Except as set forth on Schedule 4.14, the Company is not currently nor has it ever been a member or promoter of, or a contributor to, any industry standards body or similar organization that could require or obligate the Company to grant or offer to any other Person any license or right to any of the Intellectual Property of the Company.

(f) Except as set forth on Schedule 4.14, the Company is not bound by, and none of the Intellectual Property owned by the Company is subject to, any contract or agreement containing any covenant or other provision (other than any restrictions that may be imposed by Applicable Law) that in any way limits or restricts the ability of the Company to use, exploit, assert, or enforce any of the Intellectual Property owned by the Company anywhere in the world.

(g)  To the Knowledge of the Seller, eexcept as set forth on Schedule 4.14, no Person has infringed, misappropriated, or otherwise violated, and no Person is currently infringing, misappropriating or otherwise violating, any of the Intellectual Property of the Company in any material respect.

(h)  To the Knowledge of the Seller, the Company has never infringed (directly, contributorily, by inducement or otherwise), misappropriated or otherwise violated any intellectual property right of any other Person; (ii) no infringement, misappropriation or similar claim or legal proceeding is pending or has been threatened against the Company or against any other Person who may be entitled to be indemnified, defended, held harmless or reimbursed by the Company with respect to such claim or legal proceeding; and (iii) the Company has never received any notice or other communication (in writing or otherwise) relating to any actual, alleged or suspected infringement, misappropriation or violation of any intellectual property right of another Person.

4.15  Reserved

4.16  Contracts.

Schedule 4.16 lists the following contracts and other agreements (other than those of a type disclosed in another Schedule) to which the Company is a party:

(a)

(i)  each contract, agreement or commitment in respect of the sale of products or the performance of services, or for the purchase or lease of inventories, equipment, raw materials, supplies, services or utilities which (i) involves payments or receipts by the Company of $25,000 or more and is not terminable by the Company at any time upon notice of 90 days or less, or (ii) is not to be fully performed within six months from the date of this Agreement;

(ii)  any material agreement for the lease of personal property to or from any Person providing for lease payments in excess of $25,000 per annum;

(iii) each partnership, joint venture or similar agreement;

(iv) indebtedness for or related to borrowed money, or any capitalized lease obligation, in excess of $50,000 or under which it has imposed a Security Interest on any of its assets, tangible or intangible;

(v)  any material agreement with the Seller or any other shareholder of the Company;

(vi) any deferred compensation, severance, indemnification, or other plan or arrangement for the benefit of its Service Providers;

(vii)  any collective bargaining agreement;

(viii)  any agreement under which the Company has advanced or loaned money to Service Providers outside the Ordinary Course of Business;

(ix) any agreement pursuant to which the Company has been appointed an exclusive partner, reseller or distributor, or pursuant to which either entity has appointed another Person as an exclusive partner, reseller, or distributor;

(x)  any supply agreement that is with the Company’s top 3 suppliers by spending calculated on an annual basis as of December 31, 2017;

(xi) any agreement (A) imposing any restriction on the right or ability of the Company to (1) compete with any other Person; or (2) develop or distribute any technology or Products; or (B) imposing exclusive arrangements on the Company to acquire any product or other asset or any services from a single source;

(xii)  any agreement relating to the acquisition, transfer, use, development, sharing or license of any Intellectual Property of the Company y and licenses for any non-customized software that is not: (1) so licensed solely in executable or object code form pursuant to a nonexclusive, internal use software license; and (2) generally available on standard terms for less than $1,000 per copy, seat or user, as applicable;

(xiii)  any agreement constituting or relating to any (A) prime contract, subcontract, letter contract, purchase order or delivery order executed or submitted to or on behalf of any Governmental Authority or any prime contractor or higher-tier subcontractor, or under which any Governmental Authority or any such prime contractor or subcontractor otherwise has or may acquire any right or interest, or (B) quotation, bid or proposal submitted to any Governmental Authority or any proposed prime contractor or higher-tier subcontractor of any Governmental Authority; and

(xiv)  any other agreement that was entered into outside the Ordinary Course of Business or was inconsistent with the past practices of the Company, since December 31, 2015.

The contracts and agreements in the respective categories described in clauses (i) through (xiv) above are referred to in this Agreement as “Material Contracts.”

(b)  The Company has made available to Buyer accurate and complete copies of all Material Contracts, including all amendments thereto. Each Material Contract is valid and in full force and effect and is enforceable by the Company, in accordance with its terms, subject to: (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

(c) Except as set forth on Schedule 4.16, neither the Company, nor the Seller nor, to the Knowledge of Seller, any other Person which is a party thereto has violated or breached in any material respect, or committed any material default under, any Material Contract. To the Knowledge of the Seller, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or could reasonably be expected to: (A) result in a material violation or breach of any of the provisions of any such Material Contract; (B) give any Person the right to declare a default or exercise any remedy under any such Material Contract; (C) give any Person the right to accelerate the maturity or performance of any such Material Contract; or (D) give any Person the right to cancel, terminate or modify any Material Contract.

(d)  The Company has not received any notice or other communication regarding any actual or possible violation or breach of, or default under, any Material Contract, nor has it waived any of its material rights under any Material Contract.

4.17  Insurance. Schedule 4.17 sets forth the following information with respect to each insurance policy to which the Company is a party, a named insured, or otherwise the beneficiary of coverage:

(a) the name of the insurer, the name of the policyholder and the name (or group designation) of each covered insured; and

(b)  the policy number and the period of coverage.

With respect to each such insurance policy, no claim for coverage by the Company has been denied. The Company has not received any written notice of cancellation or termination with respect to any insurance policy. All premiums due and payable with respect to the insurance policies of the Company set forth in Schedule 4.17 have been fully paid and all such insurance policies are valid and enforceable policies.

4.18  Litigation. There is no claim, litigation, action, arbitration, suit, or judicial proceeding pending or, to the Knowledge of Seller, threatened in writing, against the Company, at law or equity, before any Governmental Authority.

4.19  Labor and Employment Matters.

The Company is in compliance in all respects with all Applicable Laws respecting employment and employment practices and terms and conditions of employment. Neither the Company or, to the Knowledge of the Seller, any of its respective Service Providers, representatives or employees has committed any unfair labor practices in connection with the operation of the businesses of the Company, and there is no pending or, to the Knowledge of the Seller, threatened in writing charge or complaint against the Company by any Governmental Authority.

4.20  Employee Benefits.

(a) The Company does not have any non-qualified deferred compensation plan, qualified defined contribution retirement plan, qualified defined benefit retirement plan or other material fringe benefit plan or program that the Company maintains or to which the Company contributes (“Benefit Plans”).

(b)  Except as set forth on Schedule 4.20, the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby in and of itself, will not (A) require the Company to make a larger contribution to, or pay greater benefits or provide other rights under, any Benefit Plan than it otherwise would, or (B) create or give rise to any additional vested rights or service credits under any Benefit Plan, in either case whether or not some other subsequent action or event would be required to cause such payment or provision to be triggered.

(c) Schedule 4.20 sets forth as of the date hereof true and correct information concerning (i) all severance and change of control plans or arrangements for the benefit of present Service Providers, directors or officers (or other equivalent positions) or employees of the Company and any former Service Providers, directors or officers (or other equivalent positions) or employees of the Company if any such plans or arrangements provide for any continuing obligations of the Company, (ii) all employment agreements with any present director or officer (or other equivalent position) of the Company and any former directors or officers (or other equivalent positions) of the Company if any such agreements provide for any continuing obligations of the Company, (iii) any Person who has accepted an offer of employment made by the Company but whose employment has not yet started and of any outstanding offer of employment made to any Person by the Company providing for annual cost to the Company in excess of $25,000. and (iv) all non-competition agreements with the Company executed by directors or officers (or other equivalent positions) of the Company since the beginning of 2017.

(d)  With respect to the Benefit Plans, individually and in the aggregate, there are no funded benefit obligations for which contributions have not been made and there are no unfunded benefit obligations which have not been accounted for by reserves, or otherwise properly reflected in accordance with GAAP, on the Audited Financial Statements.

4.21  Compliance with Laws and Permits; Clinical and Regulatory Matters.

(a) The Company holds and has at all times held and complied with all Permits necessary for the conduct, ownership, use, occupancy or operation of the businesses of the Company. Such Permits are valid and in full force and effect in all material respects and the Closing hereunder is not expected to result in the revocation or breach of the Company of any such Permits. As of the date hereof, the Company has not received any written notice from any Governmental Entity (a) alleging any actual or possible violation of or failure to comply with any term or requirement of any such Permit, or (b) regarding any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any such Permit.

4.22  Certain Business Relationships with Company. Except as described in Schedule 4.23, no Seller or its Affiliates or any Related Party thereof, (a) owns any material asset, tangible or intangible, which is used in the business of Company, (b) is owed money by or owes money to the Company, (c) has entered into, or has had any direct or indirect financial interest in, any contract, transaction or business dealing involving the Company, (d) is competing, directly or indirectly, with the Company, (e) is a member, manager, director, officer or employee of, or consultant to, or owns, directly or indirectly, any interest in, any vendor, supplier or customer of the Company, or is in any way associated with or involved in the business of the Company (except in his or her official capacity as a Service Provider, director, officer or employee of the Company, as the case may be), (f) has any interest in or has filed any application with respect to any Intellectual Property, which arises out of or relates to the Company or its businesses, (g) has any claim or right against the Company (other than rights to receive compensation for, or expense reimbursement in connection with, services performed as an Service Provider, employee or director) or (h) is party to any transactions, contracts or understandings with Company that would be considered a “transaction” under Item 404 of Regulation S-K under the Securities Act if Company were to be subject to such regulation.

4.23  Product Liability. The Company did not develop or commercialize any products since its incorporation, and accordingly has not given or made any warranties to third Persons with respect to any products developed by it, except for the warranties imposed by the provisions of the Material Contracts as listed on Schedule 4.16 and Applicable Laws. The Seller has no Knowledge of any present claim against the Company not fully covered by insurance for clinical trial liability or product liability on account of any express or implied warranty.

4.24  Anti-Corruption Compliance. The Company has not (and none of the Company’s officers or directors, agents, Service Providers or any other Person acting on behalf of the Company has), directly or indirectly: (a) taken any action which would cause it to be in violation of the U.S. Foreign Corrupt Practices Act of 1977, as amended, or any rules or regulations thereunder, or any similar anti-corruption or anti-bribery legal requirements applicable to the Company in any jurisdiction; (b) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity; (c) made, offered or authorized any unlawful payment to foreign or domestic government officials or employees, whether directly or indirectly; or (d) made, offered or authorized any bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment, whether directly or indirectly. No Service Provider, officer or director of Company has bribed another Person intending to obtain or retain business or an advantage in the conduct of business for the Company.

4.25  Export Control Legal Requirements. The Company has never made any exports of product, knowledge, or otherwise, from Israel or any other country. The Company has complied with all applicable export and re-export control Laws, has not released or disclosed controlled technical data, technology, biological or chemical materials to any foreign national whether in the United States, Israel, or abroad, and the Seller has no Knowledge of any fact or circumstance that could result in any Liability of the Company for violation of export control and import restrictions.

4.26  Full Disclosure

This Agreement (including the Schedules and any closing deliverables) does not as of the date hereof, and will not as of the Closing: (i) contain any representation, warranty or information that is false or misleading with respect to any material fact; or (ii) omit to state any material fact necessary in order to make the representations, warranties and information contained and to be contained herein and therein (in the light of the circumstances under which such representations, warranties and information were or will be made or provided) not false or misleading. The Seller has no Knowledge of any information or other fact that is or may become materially adverse to the business, condition, assets, capitalization, Intellectual Property, Liabilities, operations, results of operations, financial performance or prospects of the Company that has not been set forth in this Agreement or in the Schedules.

ARTICLE 5

COVENANTS

5.1  Access and Investigation. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to Article 8 or the Closing (the “Pre-Closing Period”), the Company shall: (a) provide Buyer or an Affiliate acting on its behalf and Buyer’s representatives with reasonable access during normal business hours to the Company’s personnel and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to the Company; and (b) provide Buyer or an Affiliate acting on its behalf and Buyer’s representatives with copies of such existing books, records, Tax Returns, work papers and other documents and information relating to the Company, and with such additional financial, operating and other data and information regarding the Company, as Buyer or an Affiliate acting on its behalf may reasonably request. During the Pre-Closing Period, Buyer or an Affiliate acting on its behalf may make inquiries of Persons having business relationships with the Company, and the Company and its representatives shall help facilitate (and shall cooperate fully with Buyer or an Affiliate acting on its behalf in connection with) such inquiries.

5.2  Operation of the Business of the Company. During the Pre-Closing Period, the Company and the Sellers shall: (i) conduct Company’s business in the ordinary course and use its reasonable best efforts to maintain its business, assets and Service Providers; (ii) not issue or agree to issue any additional shares or any other voting security or any rights to acquire any such additional shares or voting security other than the Permitted Loans or permitted Indebtedness or Liabilities as set forth in Section 5.15; (iii) not engage in any additional borrowings, loans or capital leases other than the Permitted Loans as defined in Section 5.15; (iv) not change the terms of compensation of Service Providers, of the Company; (v) not authorize or consummate any dividends or distributions or sale of assets or payment of management fees to Seller or others, or any consolidation, merger, sale of any of its assets or purchase of capital assets or purchase of all or substantially all of the assets other entity, or any other extraordinary corporate transaction; and (vi) not change any of its methods of accounting or accounting practices in any material respect or in respect of Taxes, nor make or change any Tax election or enter into a Tax related agreement, nor commence or settle any legal action, nor enter into any material transaction or take any other material action outside the Ordinary Course of Business or inconsistent with its past practices. Notwithstanding the foregoing, the Company may take any action described in clauses (i) through (vi) above if: (A) Buyer or an Affiliate acting on its behalf gives its prior written consent to the taking of such action by the Company; or (B) such action is expressly contemplated by this Agreement.

5.3  Notification.

(a) Notification by Sellers. During the Pre-Closing Period, each Seller shall promptly notify Buyer and the Stockholder Representative in writing of: (i) the discovery by such Seller of any event, condition, fact or circumstance that occurred or existed on or prior to the date of this Agreement and that caused or constitutes a breach of or an inaccuracy in any representation or warranty made by such Seller in this Agreement; (ii) any event, condition, fact or circumstance that occurs, arises or exists after the date of this Agreement and that would cause or constitute a breach of or an inaccuracy in any representation or warranty made by such Seller in this Agreement if: (A) such representation or warranty had been made as of the time of the occurrence, existence or discovery of such event, condition, fact or circumstance; or (B) such event, condition, fact or circumstance had occurred, arisen or existed on or prior to the date of this Agreement; (iii) any breach of any covenant or obligation of the Seller; and (iv) any event, condition, fact or circumstance with respect to such Seller that would make the timely satisfaction of any of the conditions set forth in Article 6 impossible or unlikely.

(b) Notification by Buyer. During the Pre-Closing Period, Buyer shall promptly notify the Stockholder Representative in writing of: (i) the discovery by Buyer of any event, condition, fact or circumstance that occurred or existed on or prior to the date of this Agreement and that caused or constitutes a breach of or an inaccuracy in any representation or warranty made by Buyer in this Agreement; (ii) any event, condition, fact or circumstance that occurs, arises or exists after the date of this Agreement and that would cause or constitute a breach of or an inaccuracy in any representation or warranty made by Buyer in this Agreement if: (A) such representation or warranty had been made as of the time of the occurrence, existence or discovery of such event, condition, fact or circumstance; or (B) such event, condition, fact or circumstance had occurred, arisen or existed on or prior to the date of this Agreement; (iii) any breach of any covenant or obligation of the Buyer; and (iv) any event, condition, fact or circumstance with respect to Buyer that would make the timely satisfaction of any of the conditions set forth in Article 7 impossible or unlikely.

(c) Updates. If any event, condition, fact or circumstance that is required to be disclosed pursuant to Section 5.1(a) requires any material change in any Schedule attached hereto either by itself or together with other events, conditions, facts or circumstances, or if any such event, condition, fact or circumstance either by itself or together with other events, conditions, facts or circumstances, would require such a material change assuming the Schedule were dated as of the date of the occurrence, existence of discovery of such event, condition, fact or circumstance, then the Stockholder Representative shall promptly inform the Buyer in writing of such update and shall use its reasonable best efforts to deliver to Buyer an updated Schedule specifying such change. Any such update, if agreed to in writing by the Buyer, shall be deemed to supplement or amend the relevant Schedule for the purpose of: (i) determining the accuracy of any of the representations and warranties made by the Sellers in this Agreement; and (ii) determining whether any of the conditions set forth in ARTICLE 6 have been satisfied.

5.4 No Negotiation. During the Pre-Closing Period, each Seller shall not: (a) solicit or encourage the initiation or submission of any expression of interest, inquiry, proposal or offer from any Person (other than Buyer) relating to a possible sale or transfer of Seller’s Shares; (b) participate in any discussions or negotiations or enter into any agreement, understanding or arrangement with, or provide any non-public information to, any Person (other than Buyer or its Representatives) relating to or in connection with a possible sale or transfer of Seller’s Shares; or (c) entertain or accept any proposal or offer from any Person (other than Buyer), relating to a possible sale or transfer of Seller’s Shares. Each Seller shall promptly notify Buyer of any inquiry, indication of interest, proposal or offer relating to a possible sale or transfer of such Seller’s Shares that is received by such Seller during the Pre-Closing Period (including the identity of the Person making or submitting such inquiry, indication of interest, proposal or offer, and the terms thereof).

5.5 Filings and Consents.

(a) Filings. Each party shall use commercially reasonable efforts to file, as soon as practicable after the date of this Agreement, all notices, reports and other documents required to be filed by such party with any Governmental Authority with respect to the transactions contemplated by this Agreement, and to submit promptly any additional information requested by any such Governmental Authority.

(b) Efforts. Subject to Section 5.5(c), each party hereto shall use commercially reasonable efforts to take, or cause to be taken, all actions necessary to consummate and make effective the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, but subject to Section 5.5(c), each party to this Agreement: (i) shall make all filings (if any) and give all notices (if any) required to be made and given by such party in connection with the transactions contemplated by this Agreement; and (ii) shall use commercially reasonable efforts to obtain each consent (if any) required to be obtained (pursuant to any Applicable Law or contract, or otherwise) by such party in connection with the transactions contemplated by this Agreement.

(c) Limitations. Notwithstanding anything to the contrary contained in Section 5.5(b) or elsewhere in this Agreement, and without derogating from the Buyer’s obligations under Section 5.16, Buyer shall not have any obligation under this Agreement: (i) to divest or agree to divest (or cause any of its Affiliates or the Company to divest or agree to divest) any of its respective businesses, product lines or assets, or to take or agree to take (or cause any of its Affiliates or the Company to take or agree to take) any other action or to agree (or cause any of its Affiliates or the Company to agree) to any limitation or restriction on any of its respective businesses, product lines or assets; or (ii) to contest any legal proceeding relating to the transactions contemplated by this Agreement.

5.6 Ancillary Agreements. As soon as possible following the date hereof and in any event prior to the Closing, each Seller shall execute and deliver to Buyer, as applicable, all agreements and documents set forth in Article 6 to be executed by such Seller.

5.7 Resignation of Directors. The Sellers shall (and shall cause the Company to) use commercially reasonable efforts to obtain and deliver to Buyer at or prior to the Closing the resignation of the directors of the Company listed on Schedule 4.1 hereto, effective as of the later of the Closing and the date Buyer causes such director to be replaced (it being understood that such resignations shall not constitute a termination of employment by such director). In addition, at the Closing, the Company’s Articles of Association shall be amended such that a majority of the holders of Company’s shares shall be entitled to appoint members of the Board of Directors.

5.7 Reasonable Efforts. Prior to the Closing: (a) the Sellers shall use all reasonable efforts to cause the conditions set forth in Article 6 to be satisfied on a timely basis; and (b) Buyer shall use all reasonable efforts to cause the conditions set forth in Article 7 to be satisfied on a timely basis.

5.8  Closing Balance Sheet. At Closing, the Company shall deliver to Buyer a consolidated balance sheet of the Company as of each of December 31, 2018 and the Closing Date, and prepared in accordance with GAAP based upon the Company’s books and records in accordance with the Company’s accounting policies and procedures consistently applied, in accordance with the Company’s historic past practice, and which fairly present the consolidated financial condition of the Company in all material respects as of the dates stated (the “Closing Balance Sheet”).

5.9 Communications with Employees. Prior to the Closing Date, no Seller shall (and each Seller shall ensure that none of its respective representatives, the Company or any of the Company’s representatives) communicate with any Service Provider of the Company (which are not Seller) regarding post-Closing employment or other forms of engagement matters with Buyer or any subsidiary or Affiliate of Buyer, including post-Closing employee benefit plans and compensation, without the prior written approval of Buyer. Concurrent with the execution of this Agreement, Buyer shall provide the Company with written information to provide to the Company’s Service Providers, regarding the transition.

5.10 Litigation Support. If and for so long as any Party is actively contesting or defending against any action, suit, proceeding, hearing, investigation, charge, complaint, claim or demand in connection with (a) any transaction contemplated under this Agreement, or (b) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act or transaction on or prior to the Closing Date involving the Seller, including, but not limited to any such matters arising out of a Party’s defense of any matter subject to indemnification under Article 10 as permitted pursuant to such Article 10, each of the other Parties shall cooperate with such Party and such Party’s counsel in the defense or contest, make available their personnel, and provide such testimony and access to their books and records as shall be necessary in connection with the defense or contest, all at the sole cost and expense of the contesting or defending Party (unless the contesting or defending Party is entitled to indemnification therefor under Article 10). Notwithstanding the foregoing, each Seller shall only be required to provide such support, only to the extent the events described in 5.10(a) and 5.10(b) pertain directly to such Seller.

5.11 Audited Financial Statements of Company. The Company shall prepare and deliver to Buyer by no later than March 31, 2019, those historical audited financial statements relating to the Company, including notes thereto, as Buyer is required or otherwise intends to file with the SEC pursuant to the Exchange Act and/or the Securities Act, including as of and for the year ended December 31, 2018, (the “Company Financial Statements”), which Company Financial Statements shall fairly and accurately present in all material aspects the financial position of the Company. The Company shall provide Buyer all such information as is reasonably necessary to enable Buyer to prepare and file with the SEC any pro forma financial statements of the Buyer consolidated with the Company which may be required to be filed by Buyer pursuant to the Exchange Act and/or the Securities Act.

5.12 Listing of Kitov Shares; Removal of Legends. Buyer shall use commercially reasonable efforts to cause the Kitov Shares to be approved for listing on the Tel Aviv Stock Exchange prior to the Closing. In addition, at Closing the Buyer and the Sellers will execute the Lock-Up and Registration Rights Agreement in the form attached as Schedule 5.12 (the “Registration Rights Agreement”), providing, inter alia, for the registration, of the Kitov Shares and shares underlying the Kitov Options represented by ADSs. Certificates evidencing the Kitov Shares shall not contain any legend: (i) while a registration statement covering the resale of such security is effective under the Securities Act (provided that if the holder is selling pursuant to the effective registration statement registering the securities for resale, the holder agrees to only sell such securities during such time that such registration statement is effective and such holder is not aware or has not been notified by the Buyer that such registration statement has been withdrawn or suspended, and only as permitted by such registration statement), or (ii) following any sale of such Kitov Shares pursuant to Rule 144, or (iii) if such Kitov Shares are eligible for sale under Rule 144, or (iv) if such legend is not required under applicable requirements of the Securities Act (including judicial interpretations and pronouncements issued by the staff of the Commission). The Buyer shall cause its counsel to issue a legal opinion to the relevant transfer agent promptly if required by the transfer agent to effect the removal of the legend hereunder. The Buyer and/or the Buyer’s transfer agent, may require an opinion of counsel in form and substance satisfactory to the Buyer and/or the Buyer’s transfer agent to the effect that any proposed legend removal, transfer or resale is either in compliance with the Securities Act and any applicable state securities laws and the securities laws of other jurisdictions. If there is an effective registration statement to cover the resale of the Kitov Shares, or if such Kitov Shares may be sold under Rule 144 or if such legend is not otherwise required under applicable requirements of the Securities Act (including judicial interpretations and pronouncements issued by the staff of the Commission), Israeli Securities Laws or directives of the TASE, then such Kitov Shares shall be issued free of all legends.

5.13 Restrictive Covenants

(a) Public Announcements; Confidentiality. From and after the date of this Agreement,

(i) each Seller hereby covenants and undertakes to Buyer that such Seller shall not (and such Seller shall ensure that its representatives do not) issue any press release or make any public statement regarding (or otherwise disclose to any Person the existence or terms of) this Agreement or any of the other transactions or documents contemplated by this Agreement, without Buyer’s prior written consent.

(ii) the Sellers agree that at all times after the date of this Agreement the Sellers shall (and the Sellers shall ensure that their respective representatives including the Stockholder Representative) keep strictly confidential all Confidential Information relating to the Company and the Buyer, including the Intellectual Property of the Company.

(iii) Notwithstanding anything to the contrary in this Agreement, in case any Confidential Information or other information concerning the Parties hereto or the transactions contemplated hereunder is information that may be considered “material non-public information” pursuant to the securities laws and regulations governing Buyer and the securities exchanges on which its shares are traded – the Sellers hereby undertake not to make any unlawful use of such information, including by way of effecting a transaction in a security of Buyer while the information or any part thereof is in the Seller’s possession. Each of the Sellers represents that it is aware, and will advise its respective representatives directors, officers, employees, consultants and agents who are informed of the matters that are the subject of this Agreement, of the restrictions imposed by the applicable securities laws on the purchase or sale of securities by any person who has received material, non-public information regarding a company with publicly traded securities, as well as the restrictions making it unlawful to communicate such information to any other person when it is reasonably foreseeable that such other person is likely to purchase or sell securities in reliance upon such information.

(iv) Notwithstanding that which is stated elsewhere in this Agreement, to the extent that Buyer is required under any applicable securities law, or by the applicable rules of any stock exchange on which Buyer lists its securities, to deliver any notice to a stock exchange or relevant securities regulatory authority and/or issue any press release or public announcement with respect to the commercial relationship between the Parties hereto and/or this Agreement, including the filing of a copy of this Agreement or any schedules, exhibits or annexes thereof, as may be required by law, it shall be permitted to issue such release, make such announcement, or file such filing. Notwithstanding the foregoing, the form of the first Report of Private Issuer on Form 6-k which is required to be to be submitted by the Buyer to the Commission in connection with this Agreement is attached hereto as Schedule 5.13. Without prejudice to the foregoing, with respect to any subsequent public disclosure of the terms of this Agreement which has not been previously made public, including the filing of the form of this Agreement, Buyer shall give advance notice to Stockholder Representative of such impending disclosure which shall be coordinated with the Stockholders Representative, and Buyer shall endeavor in good faith to assist the Stockholder Representative to secure and enable confidential treatment of confidential parts of the Agreement.

(b) Non-Solicitation of Business Relationships. Each Seller covenants and agrees that during the period beginning on the Closing Date and ending 15 months following the Closing Date (the “Restricted Period”) it will not, knowingly, solicit, induce or advise or participate in any manner (as an owner, equity holder, financing source, director, manager, officer, employee, agent, representative, consultant, Service Provider or otherwise) in any business that solicits, induces or advises, any Person that is or was a customer, supplier or other business relation of the Company at any time during the 12 month period prior to the Closing Date for purposes of diverting such Person’s business from the Buyer.

(c) Non-Solicitation of Employees and Contractors. Each Seller covenants and agrees that during the Restricted Period it will not, knowingly solicit, induce, employ or engage, or participate in any manner (as an owner, equity holder, financing source, director, manager, officer, employee, agent, representative, consultant, Service Provider or otherwise) in any business that solicits, induces, employs or engages, any individual that served as an employee or independent contractor to the Company, Buyer or any of their respective Affiliates at any time during the 12 month period prior to the Closing Date. The foregoing shall not apply to or prohibit (a) general newspaper advertisements and other general circulation materials not directly targeted at such persons; (b) solicitations of such persons who have first contacted either party on their own initiative; or (c) solicitations of any person who has been terminated by the Company prior to commencement of discussions between such party and such employee.

(d) Acknowledgements; Remedies. Each Seller acknowledges and agrees that (i) the covenants and agreements set forth in this Section 5.13 were a material inducement to the Buyer to enter into this Agreement and to perform its obligations hereunder, (ii) the Buyer and its stakeholders would not obtain the benefit of the bargain set forth in this Agreement as specifically negotiated by the Parties if the Seller or any of its Affiliates breached any provision of this Section 5.13, (iii) any breach of any provision of this Section 5.13 by the Seller or the Stockholder Representative or any of their respective Affiliates would result in a significant loss of goodwill by the Buyer and the Company, (iv) the Consideration is sufficient consideration to make the covenants and agreements set forth herein enforceable, (v) the length of time, scope and geographic coverage of the covenants set forth in this Section 5.13 is reasonable given the benefits each Seller will directly or indirectly receive hereunder, and (vi) Seller shall not challenge the reasonableness of the time, scope, geographic coverage or other provisions of this Section 5.13 in any Proceeding, regardless of who initiates such Proceeding. Each Seller agrees that in the event of any actual or threatened breach by the Seller or any of their respective Affiliates of any of the provisions contained in this Section 5.13, the Buyer will be entitled to injunctive and other equitable relief without (A) posting any bond or other security, (B) proving actual damages and (C) showing that monetary damages are an inadequate remedy. Nothing contained herein will be construed as prohibiting the Buyer from pursuing any other remedies available to it for such breach or threatened breach, including the recovery of any damages that it is able to prove. Each Seller will cause each of its Affiliates to comply with this Section 5.13, and will be liable for any breach by any of its Affiliates of this Section 5.13. In the event of a breach or violation by a Seller or any of their respective Affiliates of this Section 5.13, the Restricted Period with respect to the Seller will be extended by a period of time equal to the period of time during which such Person violates the terms of this Section 5.13.

5.14 Sellers Loans. It is hereby agreed that until the Closing the Company may enter into loan agreements with the Investors and/or accrue Indebtedness or Liabilities, in an amount not to exceed an amount equal to the Subscription Amount less the funds used from the Buyer’s Cash Escrow for payment of the Reversion Agreement fee to Merck Sharp & Dohme Corp, for the purpose of funding the Company’s current business activities in accordance with the Business Budget Implementation, plus an additional deviation of up to $100,000 on account of such business activities (as defined hereinafter), (the “Permitted Loans”). Buyer undertakes to cause the Company to repay at or prior to Closing, all Permitted Loans provided by Sellers following October 21, 2018, utilizing the Buyer’s Cash Escrow, all in accordance with the provisions of the Merck Escrow Agreement, and to the extent that Permitted Loans were provided such that the balance at Closing of the Permitted Loans is in excess of the Buyer’s Cash Escrow amount, such excess balance amount shall be set off from the Subscription Amount to be invested at Closing. Other than the Permitted Loans (or Indebtedness or financial Liabilities in the amount and for the purposes of such Permitted Loans and in lieu thereof, if incurred by the Company and not covered by Permitted Loans) and any Assumed Liabilities under the Reversion Agreement (as such are defined therein the Reversion Agreement), the Company shall have no outstanding or accrued Liabilities or Indebtedness at Closing.

5.15 Bring Along. Immediately following the Effective Date, the Company shall deliver any required notices to any Remaining Shareholders (as defined in the Company Articles), and each of the Company and the Investors shall take all further action as necessary to carry out the Bring Along with respect to any Remaining Shareholders which have not executed this Agreement as Sellers up to and including the Closing.

5.16 Buyer’s Funding Commitment. The business development plan for the Company, taking into account the investments to be made by the Buyer into the Company subsequent to the Closing and the period for such development plan to be implemented are all as set forth in the clinical development plan and budget set forth in Schedule 5.16 (“Business Budget Implementation”). As long as there are no clinical or commercial adverse events in the development of the product according to the development plan, as determined by a majority of the members of the steering committee, Buyer undertakes to invest at least $10 million in the implementation of the activities set forth in the Business Budget Implementation during the period set forth therein. The activities under the Business Budget Implementation will be supervised by a steering committee comprised of equal number of representatives of Buyer’s management and the Investors. The steering committee will not have decision making authority (except for the determination of the occurrence of clinical or commercial adverse events as set forth above) but will meet on a periodical basis in order to monitor such activities and will be entitled to receive all relevant information and data with respect to the activities set forth in the Business Budget Implementation.

5.17 Clinical Collaboration Agreement. Immediately following the Effective Date each of the Company and the Investors shall take all further action as necessary to finalize a collaboration agreement between the Company with ****, which shall be substantially in the form most recently provided by Company’s counsel to the Buyer prior to the Effective Date, by no later than March 31, 2019 (the “Clinical Collaboration Agreement”).

5.18 Engagement of Prof. Merkel. At Closing, Buyer, at its discretion, and not as a condition to closing by the Sellers, shall enter into an employment agreement with Prof. Gal Merkel and shall have approved the grant of an option to purchase Ordinary Shares of the Buyer under Buyer Employees Stock Option Plan as shall be agreed between Buyer and Prof. Merkel. The option shall be subject to a vesting schedule as shall be agreed between Buyer and Prof. Merkel.

5.19 Company CEO Option Grant. At Closing, Buyer shall have approved grants to Dr. Michael Schickler under Buyer Employees Stock Option Plan under the 102 Capital Gains Track, or other eligible tax track as applicable, of (i) such number of Options to purchase Ordinary Shares of the Buyer equal to $67,000 divided by the Consideration Shares PPS (the “Company CEO Options”), and, (ii) such number of Kitov Options equal to 50% of the number of Company CEO Options and which are otherwise on the same terms and conditions as the Kitov Options, adjusted mutatis mutandis for being issued pursuant to the Buyer Employee Stock Option Plan.

5.20 General. If at any time after the Closing any further action is necessary to carry out the purposes of this Agreement, each of the Parties will take such further action (including the execution and delivery of such further instruments and documents) as any other Party reasonably may request.

ARTICLE 6

CONDITIONS PRECEDENT TO OBLIGATIONS OF BUYER

The obligations of Buyer to cause the transactions contemplated by this Agreement to be consummated are subject to the satisfaction (or waiver by Buyer), at or prior to the Closing, of each of the following conditions:

6.1 Accuracy of Representations.

Each of the representations and warranties of each Seller which is a party to a Transaction Document containing such representations and warranties (whether as original party, transferee or by joinder agreement) contained in a Transaction Document or any schedule, certificate or other document delivered pursuant thereto or in connection with the transactions contemplated thereby that are subject to materiality or similar qualifications or exceptions will be true and correct in all respects on and as of the date of this Agreement and as of the Closing as if made at and as of the Closing (other than such representations and warranties that are made as of a specified date, which representations and warranties will be true and correct in all respects as of such date), and each of the representations and warranties of each Seller which is a party to a Transaction Document containing such representations and warranties (whether as original party, transferee or by joinder agreement) contained in a Transaction Document or any schedule, certificate or other document delivered pursuant thereto or in connection with the transactions contemplated thereby that are not subject to materiality or similar qualifications or exceptions, all as may be updated in the Disclosure Schedule by the Stockholder Representative to reflect changes between signing and Closing, will be true and correct in all material respects on and as of the date hereof and as of the Closing as if made at and as of the Closing (other than such representations and warranties that are made as of a specified date, which representations and warranties will be true and correct in all material respects as of such date).

6.2 Performance of Covenants. Each of the covenants and obligations that the Company, Sellers, and/or Investors, are required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects. Specifically, Shares constituting all of the issued and outstanding shares of capital stock of the Company shall be purchased by the Buyer pursuant to the terms hereof, pursuant to joinder agreements to this Agreement executed by each Non-Party Company Shareholder becoming a Seller hereto or in accordance with the Bring Along effected by the Company.

6.3 Governmental and Other Consents.

(a) Governmental Consents. All filings with, notices to and other consents of any Governmental Authority required to be made or obtained on or prior to the Closing Date in connection with the transactions contemplated by this Agreement shall have been made or obtained and shall be in full force and effect and any waiting period under any applicable antitrust or competition law, regulation or other Applicable Law shall have expired or been terminated.

(b) Required Approvals. The Required Approvals have been received by the Buyer.

(c) Other Consents. Buyer shall have received evidence satisfactory to Buyer that all consents identified in Schedule 6.3(c) shall have been obtained and shall be in full force and effect.

(d) Dr. Michael Schickler shall have indicated in writing that he agrees to be engaged subsequent to the Closing by the Company or any subsidiary or affiliate of the Buyer that the Buyer may indicate.

6.4 No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect.

6.5 Clinical Collaboration Agreement. The execution of the Clinical Collaboration Agreement by no later than such date as set forth in Section 5.17.

6.6 Reversion Agreement. The closing of the Reversion Agreement amongst the Company Merck Sharp & Dohme Corp. and cCAM Biotherapeutics Ltd. shall have occurred.

6.7 Deliverables. The Seller shall have delivered to Buyer each of the deliverables detailed in Section 2.4 above.

6.8 No Restraints. No temporary restraining order, preliminary or permanent injunction or cease and desist or other order preventing the consummation of the transactions contemplated by this Agreement, or imposing fines, assessments, costs, liabilities or penalties in respect thereof, shall have been issued by any court of competent jurisdiction or Governmental Authority and remain in effect, and there shall not be any legal requirement enacted or deemed applicable to the transactions contemplated by this Agreement that makes consummation of such transactions illegal.

6.9 No Legal Proceedings. No Governmental Authority and no other Person shall have commenced or threatened (or made any determination) to commence any legal proceeding: (a) challenging any of the transactions contemplated by this Agreement or seeking the recovery of damages in connection with any of the transactions contemplated by this Agreement; (b) seeking to prohibit or limit the exercise by Buyer of any material right pertaining to its ownership of the Shares; (c) seeking to materially restrict or condition, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the transactions contemplated by this Agreement; or (d) seeking to compel any of the Company, Buyer or any Affiliate of Buyer to dispose of or hold separate any material assets as a result of the transactions contemplated by this Agreement.

ARTICLE 7

CONDITIONS PRECEDENT TO OBLIGATIONS OF SELLERS

The obligations of Sellers to consummate the transactions contemplated by this Agreement are subject to the satisfaction (or waiver by the Stockholder Representative), at or prior to the Closing, of the following conditions, as determined by the Stockholder Representative:

7.1 Accuracy of Representations.

Each of the representations and warranties of the Buyer contained in the Transaction Documents or any schedule, certificate or other document delivered pursuant thereto or in connection with the transactions contemplated thereby that are subject to materiality or similar qualifications or exceptions will be true and correct in all respects on and as of the date of this Agreement and as of the Closing as if made at and as of the Closing (other than such representations and warranties that are made as of a specified date, which representations and warranties will be true and correct in all respects as of such date), and each of the representations and warranties of the Buyer contained in the Transaction Documents or any schedule, certificate or other document delivered pursuant thereto or in connection with the transactions contemplated thereby that are not subject to materiality or similar qualifications or exceptions will be true and correct in all material respects on and as of the date hereof and as of the Closing as if made at and as of the Closing (other than such representations and warranties that are made as of a specified date, which representations and warranties will be true and correct in all material respects as of such date).

7.2 Performance of Covenants. Each of the covenants and obligations that Buyer is required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

7.3 The Consideration. Each Seller shall have received its Kitov Shares represented by a Buyer share certificate, its Kitov Option, and an updated Buyer securities register duly endorsed or with duly executed stock power representing each of the Consideration Shares deliverable to the Escrow Agent on behalf of such Seller, as applicable (with Investor Shares issuable directly to the Investors), and the Company CEO option grants issued as set forth in Section 5.19.

7.4 No Restraints. No temporary restraining order, preliminary or permanent injunction or cease and desist or other order preventing the consummation of the transactions contemplated by this Agreement, or imposing fines, assessments, costs, liabilities or penalties in respect thereof, shall have been issued by any court of competent jurisdiction or Governmental Authority and remain in effect, and there shall not be any legal requirement enacted or deemed applicable to the transactions contemplated by this Agreement that makes consummation of such transactions illegal.

7.5 No Legal Proceedings. No Governmental Authority and no other Person shall have commenced or threatened (or made any determination) to commence any legal proceeding: (a) challenging any of the transactions contemplated by this Agreement or seeking the recovery of damages in connection with any of the transactions contemplated by this Agreement; (b) seeking to prohibit or limit the exercise by Seller of any material right pertaining to its ownership of the Consideration Shares; or (c) seeking to materially restrict or condition, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the transactions contemplated by this Agreement.

7.6 No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Buyer Material Adverse Effect.

7.7 RESERVED

7.8 Buyer’s Cash Position. Stockholders Representative shall have received confirmation from the Buyer that as of May 1, 2019, Buyer had a cash (including cash equivalents and short term investments) amount of at least $11,000,000 in its bank account, net of non-ordinary course business Indebtedness, of which at least $10,000,000 (which $10,000,000 amount is net of any type of Indebtedness) is reserved, by resolution of the Board of Directors made no later than the Closing, for the funding of the Business Budget Implementation provided, however, that at the applicable date for fulfillment of the conditions, such above amounts shall be reduced by any cash outlays of Buyer between the Effective Date and Closing with respect to the Business Budget Implementation that have been approved in writing by the Stockholders Representative and by the amount deposited in the Escrow Account in accordance with Section 8.5.

7.9 104H Tax Ruling. The 104H Tax Ruling shall have been received by the Electing Holders.

ARTICLE 8

TERMINATION

8.1 Termination Events. This Agreement may be terminated prior to the Closing:

(a) by the mutual written consent of Buyer and Stockholder Representative;

(b) by any Party hereto if the Closing has not taken place on or before 19:00 p.m. (Israel time) on August 31, 2019, unless such Party is in breach of any of the provisions of this Agreement;

(c) by either Buyer or the Stockholder Representative if: (i) a court of competent jurisdiction or other Governmental Authority shall have issued a final and nonappealable order, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement; or (ii) there shall be any legal requirement enacted, promulgated, issued or deemed applicable to the transactions contemplated by this Agreement by any Governmental Authority that would make consummation of such transactions illegal;

(d) by Buyer if: (i) any of the representations and warranties of the Sellers contained in this Agreement shall be inaccurate as of the date of this Agreement, or shall have become inaccurate as of a date subsequent to the date of this Agreement, such that the condition set forth in Section 6.1 would not be satisfied; (ii) any of the covenants and obligations which the Sellers is required to comply with or to perform as set forth in this Agreement shall have been breached such that the condition set forth in Section 6.2 would not be satisfied; or (iii) a Company Material Adverse Effect shall have occurred and the change or effect resulting therefrom continues in effect such that the condition set forth in Section 6.4 would not be satisfied; provided, however, that, for purposes of clauses “(i)” and “(ii)” only, if an inaccuracy in any of the representations and warranties of the Sellers as of a date subsequent to the date of this Agreement or a breach of a covenant or obligations by the Sellers is curable by the Stockholder Representative or the Sellers through the use of reasonable efforts before 19:00 p.m. (Israel time) on the 14th day after Buyer notifies the Stockholder Representative in writing of the existence of such inaccuracy or breach (the “Sellers Cure Period’’), then Buyer may not terminate this Agreement under this Section 8.l(d) as a result of such inaccuracy or breach prior to the expiration of the Sellers Cure Period, provided that the Stockholder Representative or the Sellers, as applicable, during the Sellers Cure Period, continue to exercise reasonable efforts to cure such inaccuracy or breach (it being understood that Buyer may not terminate this Agreement pursuant to this Section 8.l(d) with respect to such inaccuracy or breach if such inaccuracy or breach is cured prior to the expiration of the Sellers Cure Period); or (iv) any of the other conditions to Closing set forth in Section 6 have not been satisfied by August 31, 2019.

(e) by the Stockholder’s Representative if: (i) any of Buyer’s representations and warranties contained in this Agreement shall be inaccurate as of the date of this Agreement, or shall have become inaccurate as of a date subsequent to the date of this Agreement, such that the condition set forth in Section 7.1 would not be satisfied; or (ii) if any of Buyer’s covenants contained in this Agreement shall have been breached such that the condition set forth in Section 7.2 would not be satisfied; or (iii) a Buyer Material Adverse Effect shall have occurred and the change or effect resulting therefrom continues in effect such that the condition set forth in Section 7.5 would not be satisfied; provided, however, that if an inaccuracy in any of Buyer’s representations and warranties as of a date subsequent to the date of this Agreement or a breach of a covenant by Buyer is curable by Buyer through the use of reasonable efforts before 19:00 p.m. (Israel time) on the 14th day after the Stockholder Representative notifies Buyer in writing of the existence of such inaccuracy or breach (the “Buyer Cure Period”), then the Stockholders Representative may not terminate this Agreement under this Section 8.l(e) as a result of such inaccuracy or breach prior to the expiration of the Buyer Cure Period, provided Buyer, during the Buyer Cure Period, continues to exercise reasonable efforts to cure such inaccuracy or breach (it being understood that the Stockholder Representative may not terminate this Agreement pursuant to this Section 8.1(e) with respect to such inaccuracy or breach if such inaccuracy or breach is cured prior to the expiration of the Buyer Cure Period); or (iv) any of the other conditions to Closing set forth in Section 7 have not been satisfied by August 31, 2019.

8.2 Termination Procedures. If Buyer wishes to terminate this Agreement pursuant to Section 8.1, Buyer shall deliver to the Stockholder Representative a written notice stating that Buyer is terminating this Agreement and setting forth a brief description of the basis on which Buyer is terminating this Agreement. If the Stockholder Representative wishes to terminate this Agreement pursuant to Section 8.1, the Stockholder Representative shall deliver to Buyer a written notice stating that the Stockholders Representative is terminating this Agreement and setting forth a brief description of the basis on which the Stockholders Representative (acting for the Sellers) is terminating this Agreement.

8.3 Effect of Termination. If this Agreement is terminated pursuant to Section 8.1, all further obligations of the Parties shall terminate, other than those obligations which by their terms would be deemed to survive termination of the Agreement. Nothing in the foregoing shall be construed as restricting any Party from terminating this Agreement for breach by the other Party as provided by Applicable Law or impair the right of any Party to obtain such remedies as may be available to it in law or equity with respect to such a breach by any other Party.

8.4 Compensation Mechanisms upon Termination. Notwithstanding the foregoing, in the event that this Agreement is terminated:

(i) because the Required Approvals were not received by the Buyer, or because the Sellers’ conditions to Closing set forth in Section 7 were not satisfied or waived (other than Sections 7.1, 7.2, 7.6 or 7.9, and with respect to Section 7.4, only to the extent that such restraint directly results from any act or omission of the Buyer, and with respect to Section 7.5, only to the extent that such legal proceeding does not directly result from any act or omission of the Buyer, and with respect to 7.10 only to such extent as such failure to consummate does not result from failure to invest the Subscription Amount by an Investor), the provisions of Section 8.6(a) below shall apply.

(ii) because of the Stockholder Representatives determination with respect to Sections 7.1, 7.2 or 7.6 or due to a legal proceeding with respect to Section 7.5, but only to the extent that such legal proceeding directly results from any act or omission of the Buyer, and a court of competent jurisdiction or other Governmental Authority shall have issued a final and nonappealable order, decree or ruling (the “Ruling”), then if (a) the Ruling is upholding the Stockholder Representative’s determination or the claim in the legal proceeding with respect to the matters covered by such sections, the provisions of Section 8.6(a) below shall apply, and if (b) the Ruling is not upholding the Stockholder Representative’s determination or the claim in the legal proceeding with respect to the matters covered by such sections, or the Agreement is terminated because the Sellers’ conditions to Closing set forth in Section 7.9 was not satisfied or waived, then the provisions of Section 8.6(b) below shall apply.

(iii) because the Buyer’s conditions to Closing set forth in Section 6 were not satisfied or waived (other than Sections 6.1, 6.2, 6.3(a), 6.3(b), 6.3(d), 6.4, 6.6 or 6.9, and with respect to Section 6.8, only to the extent that such restraint directly results from any act or omission of a Seller), then the provisions of Section 8.6(b) below shall apply, or

(iv) because of the Buyer’s determination with respect to Sections 6.1, 6.2 or 6.4 or due to a legal proceeding with respect to Section 6.9, but only to the extent that such legal proceeding directly results from any act or omission of a Seller, and a court of competent jurisdiction or other Governmental Authority shall have issued a Ruling, then if (a) the Ruling is upholding the Buyer’s determination or the claim in the legal proceeding with respect to the matters covered by such sections, then the provisions of Section 8.6(b) below shall apply, and if (b) the Ruling is not upholding the Buyer’s determination or the claim in the legal proceeding with respect to the matters covered by such sections, or the Agreement is terminated because the Buyer’s conditions to Closing set forth in Section 6.3(a), 6.3(b), 6.3(d) were not satisfied or waived, then the provisions of Section 8.6(a) below shall apply;

(v) because the Buyer’s conditions to Closing set forth in Section 6.6 was not satisfied by the Closing, then the Buyer’s Cash Escrow shall be returned to the Buyer in accordance with the provisions of the Escrow Agreement.

8.5 Escrow Agreement. In order to secure, the Buyer’s obligations to pay the required amounts under the Reversion Agreement or cause the Company to pay the outstanding amount of Permitted Loans in accordance with the foregoing, simultaneously with the execution hereof, the Buyer, and the Company will enter into the Merck Escrow Agreement in the form attached hereto as Schedule 8.5, pursuant to which the Buyer will, prior to or concurrent with the signing of this Agreement, deposit the Buyers Escrow Cash, which amounts to be held and released, all in accordance with the terms of the Merck Escrow Agreement. This Section and the Merck Escrow Agreement shall survive termination of this Agreement.

8.6 Buyer Repayment Following Termination.

(a) In the event that the Agreement is terminated as provided in Sections 8.4(i), 8.4(ii)(a) or 8.4(iv)(b), then if the Company enters into an agreement for the commercialization of its technology or the sale of all or substantially all of its shares or assets within 36 months from the termination hereof (such event, an “Exit Event”), then the Company will be required to repay Buyer the amount of Buyer’s Cash Escrow actually paid to Merck or as repayment of Permitted Loans hereunder, provided that such repayment by the Company will be made exclusively out of amounts actually received by the Company or its shareholders in such Exit Event. If such Exit Event has not occurred within 36 months from the termination hereof, the amount of Buyer’s Cash Escrow actually paid to Merck or as repayment of Permitted Loans hereunder shall automatically convert, upon the lapse of such 36 month period, to such number of shares reflecting 20% of the equity in the Company on a fully diluted basis as of the date of termination and under the terms and conditions of the then in effect best series of equity issued by the Company as of the date of termination. Notwithstanding the foregoing, it is hereby clarified that in the event of termination, the Sellers may decide to terminate the activities of the Company, and the right to receive proceeds out of an Exit Event shall not prohibit the entering into voluntary liquidation procedures nor shall it entitle the Buyer to commence liquidation procedures against the Company. If the Company enters into liquidation procedures, then the amount of Buyer’s Cash Escrow actually paid to Merck or as repayment of Permitted Loans hereunder shall automatically convert, upon commencement of liquidation proceedings, to such number of shares reflecting 20% of the equity in the Company on a fully diluted basis as of the date of termination and under the terms and conditions of the then in effect best series of equity issued by the Company as of the date of termination.

(b) In the event that the Agreement is terminated as provided in Sections 8.4(ii)(b), 8.4(iii) or 8.4(iv)(a), and the Buyer actually paid Buyer’s Cash Escrow to Merck or as repayment of Permitted Loans hereunder, then the Buyer shall become the holder of all issued and outstanding share capital of the Company.

(c) In order to ensure the due transfer of securities under Sections 8.6(a) and 8.6(b) above, the Sellers will deposit powers of attorney and Company share transfer deeds in the form attached hereto as Schedule 8.6 with the Escrow Agent to be held in accordance with the Escrow Agreement.

ARTICLE 9

STOCKHOLDER REPRESENTATIVE

9.1 Authorization of the Stockholder Representative.

(a) The Stockholder Representative (and each successor appointed in accordance with this Section 9.1) hereby is appointed, authorized and empowered to act, until the earlier of (i) the Closing, or (ii) the termination of this Agreement, on behalf of each Seller, as such Seller’s true and lawful agent and attorney-in-fact, in connection with, and to facilitate the consummation of the transactions contemplated by this Agreement, and in connection with the activities to be performed on the Sellers’ behalf under this Agreement, for the purposes and with the powers and authority set forth in this Section 9.1, which will include the power and authority:

(i) to execute and deliver such amendments, waivers and consents in connection with this Agreement and the transactions contemplated by this Agreement as the Stockholder Representative, in its reasonable discretion, may deem necessary or desirable to give effect to the intentions of this Agreement;

(ii) as the Stockholder Representative of the Sellers, to enforce and protect the Sellers’ rights and interests and to enforce and protect the Sellers’ rights and interests arising out of or under or in any manner relating to this Agreement (including in connection with any claims related thereto) and, in connection therewith, to (i) assert any claim or institute any action, (ii) investigate, defend, contest or litigate any action, initiated by Buyer, or any other Person, against the Sellers, and receive process on behalf of each Seller in any such action and compromise or settle on such terms as the Stockholder Representative will determine to be appropriate, give receipts, releases and discharges on behalf of all or any Sellers with respect to any such action, (iii) file any proofs, debts, claims and petitions as the Stockholder Representative may deem advisable or necessary, (iv) settle or compromise any claims related to the transactions contemplated by this Agreement, (v) assume, on each Seller’s behalf; the defense of any claims related to such transactions, and (vi) file and prosecute appeals from any decision, judgment or award rendered in any of the foregoing actions, it being understood that the Stockholder Representative will not have any obligation to take any such actions, and will not have Liability for any failure to take any such action;

(iii) to refrain from enforcing any right of any Seller and/or of the Stockholder Representative arising out of or under or in any manner relating to this Agreement; and

(iv) to make, execute, acknowledge and deliver all such other contracts , guarantees, orders, receipts, endorsements, notices, requests, instructions, certificates, stock powers, letters and other writings, and, in general, to do any and all things and to take any and all action that the Stockholder Representative, in its sole and absolute discretion, may consider necessary or proper or convenient in connection with or to carry out the activities described in this Agreement.

(b) The grant of authority provided for in this Section 9.1: (i) is coupled with an interest and is being granted, in part, as an inducement to all of the Sellers and Buyer to enter into this Agreement and will be irrevocable and survive the death, incompetency, bankruptcy or liquidation of any Seller and will be binding on any successor thereto; and (ii) may be exercised by the Stockholder Representative acting by signing as Stockholder Representative of any Seller.

(c) Until the earlier of (i) the Closing, or (ii) the termination of this Agreement, the Buyer shall be entitled to deal exclusively with the Stockholder Representative on all matters relating to this Agreement and any other agreement, document or instrument referred to in or contemplated by this Agreement and any transaction contemplated under this Agreement or any such other agreement, document or instrument (including all matters relating to any notice to, or any consent to be given or action to be taken by, any Seller). Until (i) the Closing, or (ii) the termination of this Agreement the Buyer shall be entitled to rely conclusively (without further evidence of any kind whatsoever) on any document executed or purported to be executed on behalf of any Seller by the Stockholder Representative, and on any other action taken or purported to be taken on behalf of any Seller by the Stockholder Representative, as fully binding upon such Seller.

9.2 Compensation; Exculpation; Indemnity.

(a) The Stockholder Representative will be entitled to such fee, commission or other compensation for the performance of its service hereunder with payment made by the Sellers only (and for avoidance of doubt, not by the Buyer), including any of its out-of-pocket expenses incurred as Stockholder Representative.

(b) In dealing with this Agreement and any instruments, agreements or documents relating thereto, and in exercising or failing to exercise all or any of the powers conferred upon the Stockholder Representative hereunder or thereunder, (i) the Stockholder Representative will not assume any, and will incur no, Liability whatsoever to any Party because of any error in judgment or other act or omission performed or omitted hereunder or in connection with this Agreement INCLUDING BECAUSE OF THE STOCKHOLDER REPRESENTATIVE’S OWN NEGLIGENCE; (ii) the Stockholder Representative will be entitled to rely on the advice of counsel, public accountants or other independent experts experienced in the matter at issue, and any error in judgment or other act or omission of the Stockholder Representative pursuant to such advice will not subject the Stockholder Representative to Liability to any Party and (iii) each Seller hereby indemnifies and holds harmless the Stockholder Representative from any Damages or expenses arising from its performance of its duties as the Seller’s representative hereunder.

9.3 Removal and Replacement of Stockholder Representative; Successor Stockholder Representative.

(a) If the Stockholder Representative or his heir or personal representative, as the case may be, advise the Sellers that the Stockholder Representative is unavailable to perform its duties hereunder, within two business days of notice of such advice, a Stockholder Representative, will be appointed by the Sellers who held, immediately prior to the Closing, a majority of the voting power held in aggregate by the Sellers with respect to the Company’s voting securities.

(b) Any Stockholder Representative may be removed at any time by a written notice delivered by the Sellers, who held, immediately prior to the Closing, a majority of the voting power with respect to the Company’s voting securities held in aggregate by the Sellers, to the Stockholder Representative, the other Sellers, and the Buyer. No Stockholder Representative may be removed until Sellers who held a majority of the voting power with respect to the Company’s voting securities held in aggregate by the Sellers, immediately prior to the Closing, have replaced such Stockholder Representative by written notice delivered to the Sellers and Buyer.

(c) If any successor Stockholder Representative is appointed under Section 9.1 or this Section 9.3, such appointment will be effective upon delivery of written notice thereof executed by the Sellers who hold (or held, as applicable) a majority of the voting power with respect to the Company’s voting securities held in aggregate by the Sellers, immediately prior to the Closing, to each of the Stockholder Representative, the other Sellers and Buyer. Any successor Stockholder Representative will have all of the authority and responsibilities conferred upon or delegated to a Stockholder Representative pursuant to this Article 9.

(d) Stockholder Representative may resign from its role as Stockholder Representative at any time, at its sole and absolute discretion, and upon such resignations the Sellers shall act to appoint a new Stockholder Representative in accordance with the provisions of this Section 9.3.

(e) If for any reason there is no Stockholder Representative at any time, all references herein to the Stockholder Representative shall be deemed to refer to the Sellers.

ARTICLE 10

INDEMNIFICATION

10.1 Survival of Representations, Etc Subject to the limitations in this Article 10, all covenants, agreements, representations and warranties made by Sellers and Buyer pursuant to this Agreement shall be deemed to have survived the Closing and shall remain effective, subject to the provisions of Section 10.6.

10.2 Indemnification Provisions for Benefit of Buyer. Subject to the limitations in this Article 10, following the Closing, each Seller shall, severally but not jointly, indemnify and save and hold Buyer and its Affiliates and their respective equity holders, officers, directors, managers, employees, attorneys, accountants, consultants, financial advisors and other agents (“Buyer Indemnified Parties”) harmless from and against any Damages suffered or incurred by any Buyer Indemnified Party (provided that each Seller shall be limited in his or its respective obligations hereunder by the other limitations set forth in this Article 10) arising out of or resulting from:

(a) a breach of any representation or warranty made by such Seller in this Agreement; or

(b) the failure of such Seller duly to perform or observe any covenant or agreement in this Agreement required on the part of such Seller to be performed or observed before or after the Closing Date; or

10.3 Indemnification Provisions for Benefit of Sellers. Subject to the limitations in this Article 10, following the Closing, Buyer shall indemnify, and save and hold harmless each of Sellers and such Seller’s Affiliates and their respective equity holders, officers, directors, managers, employees, attorneys, accountants, consultants, financial advisors and other agents (“Seller Indemnified Parties”) from and against any Damages suffered or incurred by any one or more of them arising out of or resulting from:

(a) a breach of any representation or warranty made by Buyer in this Agreement; or

(b) the failure of Buyer duly to perform or observe any covenant or agreement in this Agreement required on the part of Buyer to be performed or observed before or after the Closing Date.

10.4  Exclusive Remedy. This Article 10 constitutes the Buyer’s, Company’s and each Seller’s sole and exclusive remedy for any and all Damages or other claims (excluding any actions for specific performance) relating to or arising from this Agreement, any of the agreements, documents and instruments executed and delivered in connection herewith or the transactions contemplated by any of the foregoing. Neither of Buyer, Company nor Seller may avoid such limitation on Liability by seeking damages for breach of contract, tort, cost recovery or contribution pursuant to any other theory of Liability, other than claims based on fraud or intentional misrepresentation or willful misconduct.

10.5 Damage to Buyer. The Parties acknowledge and agree that, if the Company suffers, incurs or otherwise becomes subject to any Damages as a result of or in connection with any inaccuracy in or breach of any representation, warranty, covenant or obligation, by a Seller, then (in lieu of any of the rights of Company as an indemnitee), Buyer shall be deemed, by virtue of its ownership of the Shares, to have incurred Damages as a result of and in connection with such inaccuracy or breach.

10.6 Term.

(a) Any rights of a Buyer Indemnified Party to indemnification under this Agreement (including under Section 10.2) shall apply only to those claims written notice of which shall have been delivered by Buyer to the relevant Sellers on or before fifteen (15 months from the Closing Date (such period on or before fifteen (15) months from the date hereof, the “Survival Period”).

(b) Any rights of any Seller Indemnified Party to indemnification under this Agreement (including under Section 10.3) shall apply only to those claims written notice of which shall have been delivered by Sellers to Buyer on or before the end of the Survival Period.

(c) Notwithstanding anything in this Article 10 to the contrary, the covenants of the Parties shall survive according to their respective terms.

10.7 Indemnification Limitations

(a) Any right of an Indemnified Party to indemnification under this Agreement shall not apply to any claim until the aggregate of all such claims which have become final totals at least $100,000 (the “Indemnity Basket”), in which event such indemnity shall apply to all such claims which become final, but only to the extent of the amount in excess of the Indemnity Basket.

(b) Notwithstanding anything to the contrary herein, except in instances of fraud or intentional misconduct (i) the Company’s and Buyer Indemnified Parties’ sole recourse for any and all Damages or other claims (excluding any actions for specific performance) relating to or arising from this Agreement, any of the agreements, documents and instruments executed and delivered in connection herewith or the transactions contemplated by any of the foregoing, shall be the forfeiture of the relevant portion of the Escrow Fund and (ii) and to the extent permitted by applicable law, the maximum liability of the Sellers for such claims shall not exceed the dollar amount equal to the Escrow Consideration Shares multiplied by the Per Share Purchase Price. In instances of fraud or intentional misconduct, Seller’s liability hereunder shall not exceed the value at Closing of the Consideration Shares received by such Seller.

(c) Notwithstanding anything to the contrary herein, to the fullest extent permitted by applicable law, and except in instances of fraud or intentional misconduct, Buyer’s aggregate liability arising out of this agreement whether based upon warranty, contract, tort or otherwise, will be limited to $1,000,000, and (ii) in instances of fraud or intentional misconduct, Buyer’s aggregate liability hereunder to all Seller Indemnified Parties shall not exceed the value at Closing of the Consideration Shares received in aggregate by the Sellers. Notwithstanding the foregoing, the foregoing limitation of liability shall not apply to damages of the Investors on account of their investment of the Subscription Amount.

To the fullest extent permitted by applicable law, and except in the case of a party’s indemnification obligations hereunder, as well as its intentional misconduct or fraud, in no event will a Party hereto party be liable for special, incidental, consequential or punitive damages or losses, including, but not limited to, any lost profits or opportunities, arising out of, relating to, or in connection with this Agreement, even if such Party has been advised of the possibility of such damages or losses.

10.8 Indemnification Procedure

(a) In the event that any Person entitled to indemnification under this Agreement (an “Indemnified Party”) receives notice of the assertion of any claim or of the commencement of any Proceeding by any Person who is not a Party or an Affiliate of a Party (a “Third Party Claim”) against such Indemnified Party, with respect to which a Party is or may be required to provide indemnification under this Agreement (an “Indemnifying Party”), the Indemnified Party will give written notice regarding such Third Party Claim to the Indemnifying Party within 30 days after learning of such Third Party Claim, provided that the failure to so notify an Indemnifying Party will not relieve the Indemnifying Party of its obligations under this ARTICLE 10, except to the extent (and only to the extent) that the Indemnifying is materially prejudiced by reason of such failure, and will not relieve such Indemnifying Party from any other obligation that it may have to an Indemnified Party other than under this ARTICLE 10.

(b) The Indemnifying Party will be entitled to participate in the defense of such Third Party Claim at such Indemnifying Party’s expense (which expenses will not be applied against any indemnity limitation herein). The Indemnifying Party at its option will be entitled to assume the defense thereof (subject to the limitations set forth below) by (i) delivering written notice to the Indemnified Party of its election to assume the defense of such Third Party Claim within 15 days of receipt of notice from the Indemnified Party, (ii) appointing a nationally recognized and reputable counsel reasonably acceptable to the Indemnified Party to be the lead counsel in connection with such defense and (iii) entering into a written agreement with the Indemnified Party that the Indemnifying Party is unconditionally obligated to pay and satisfy any Losses which may arise with respect to such Third Party Claim and provides evidence of its ability to satisfy such obligation, in each case, in form and substance reasonably satisfactory to the Indemnified Party. If the Indemnifying Party does not expressly elect to assume the defense of such Third Party Claim within the time period and otherwise in accordance with the preceding sentence, the Indemnified Party will have the sole right to assume the defense of and to settle such Third Party Claim.

(c) If the Indemnifying Party has assumed the defense of a Third Party Claim in accordance with the terms hereof, the Indemnified Party will be entitled to participate in the defense of such claim and to employ counsel of its choice for such purpose, and the fees and expenses of such separate counsel will be borne by the Indemnified Party other than any fees and expenses of such separate counsel (i) that are incurred prior to the date the Indemnifying Party assumes control of such defense, (ii) if the Indemnified Party reasonably will have concluded (upon advice of its counsel) that there may be one or more legal defenses available to such Indemnified Party that are not available to the Indemnifying Party, or (iii) if the Indemnifying Party may have different, conflicting, or adverse legal positions or interests from the Indemnified Party with respect to such Third Party Claim.

(d) Notwithstanding anything to the contrary contained herein, the Indemnifying Party will not be entitled to assume the defense of a Third Party Claim (and the Indemnified Party will be entitled to maintain or assume control of the defense of such Third Party Claim) if (i) the Third Party Claim relates to or involves any criminal or quasi criminal Proceeding, (ii) the Indemnified Party reasonably believes an adverse determination with respect to the Third Party Claim would be detrimental to or injure the Indemnified Party’s reputation or future business prospects, (iii) the Third Party Claim seeks an injunction or other equitable relief against the Indemnified Party, (iv) the Indemnified Party reasonably believes that the Losses relating to the claim could exceed the maximum amount that such Indemnified Party would then be entitled to recover under this ARTICLE 10, (v) the Third Party Claim invokes Taxes, (vi) there exists or would, or could reasonably be expected to, exist a conflict of interest that would make it inappropriate in the judgment of the Indemnified Party for the same counsel to represent both the Indemnified Party and the Indemnifying Party, (vii) the Indemnified Party elects to pursue one or more defenses or counterclaims available to it that are inconsistent with one or more of those that are being pursued by the Indemnifying Party in respect of such Third-Party Claim or any litigation relating thereto, (viii) the Third Party Claim involves a material customer or material supplier of the Indemnified Party, or (ix) the Indemnifying Party fails to vigorously defend the Third Party Claim.

(e) If the Indemnifying Party will assume the defense of any Third Party Claim, the Indemnifying Party will obtain the prior written consent of the Indemnified Party before entering into any settlement of, consenting to the entry of any judgment with respect to or ceasing to defend such Third Party Claim.

(f) Where the Buyer is the Indemnifying Party, the indemnification required hereunder in respect of a Third Party Claim will be made by prompt payment by the Indemnifying Party of the amount of actual Losses in connection therewith, as and when bills are received by the Indemnifying Party or within 10 days following the Indemnifying Party’s receipt of notice that Losses have been incurred. Where a Seller is the Indemnifying Party, the Escrow Agreement shall contain provisions directing the Escrow Agent, acting upon the instruction of the Buyer at Buyer’s discretion, to immediately sell the Kitov Securities in the Escrow Fund in the event of any indemnification obligations of Sellers and/or Investors to Company and/or Buyer Indemnified Parties and, subject to resolution of any dispute as shall be set forth in the Escrow Agreement, the remittance to Buyer of the proceeds of such sale, prior to any actual forfeiture of such securities held in the Escrow Fund.

(g) Notwithstanding the provisions of Section 11.13, each Indemnifying Party hereby consents to the nonexclusive jurisdiction of any court in which a Proceeding in respect of a Third Party Claim is brought against any Indemnified Party for purposes of any claim that an Indemnified Party may have under this Agreement with respect to such Proceeding or the matters alleged therein and agrees that process may be served on each Indemnifying Party with respect to such claim anywhere.

(h) The Indemnifying Party will not be entitled to require that any Proceeding be made or brought against any other Person before a Proceeding is brought or claim is made against it hereunder by the Indemnified Party.

(i) In the event any Indemnified Party has a claim against any Indemnifying Party hereunder that does not involve a Third Party Claim being asserted against or sought to be collected from such Indemnified Party, the Indemnified Party will deliver notice of such claim with reasonable promptness to the Indemnifying Party, provided that the failure to so notify an Indemnifying Party will not relieve the Indemnifying Party of its obligations under this ARTICLE 10 except to the extent (and only to the extent) that the Indemnifying Party is materially prejudiced by reason of such failure, and will not relieve such Indemnifying Party from any other obligation that it may have to an Indemnified Party other than under this ARTICLE 10. If the indemnifying Party does not notify the Indemnified Party within 20 days following its receipt of such notice that the Indemnifying Party disputes its Liability to the Indemnified Party hereunder, such claim specified by the Indemnified Party in such notice will be conclusively deemed a Liability of the Indemnifying Party hereunder and the Indemnifying Party will pay the amount of such Liability to the Indemnified Party on demand subject to the limitations set forth in this ARTICLE 10.

(j) If the Indemnifying Party agrees that it has an indemnification obligation under this ARTICLE 10 but asserts that it is obligated to pay a lesser amount than that claimed by the Indemnified Party, the Indemnifying Party will pay such lesser amount promptly to the Indemnified Party, subject to the limitations set forth in this ARTICLE 10, without prejudice to or waiver of the Indemnified Party’s claim for the difference.

10.9 Investigation. Notwithstanding anything to the contrary contained herein, if the transactions contemplated hereby are consummated, the Indemnified Parties expressly reserve the right to seek indemnity or other remedy for any Losses arising out of or relating to any breach of any representation, warranty or covenant contained herein, notwithstanding (a) any investigation by, disclosure to or knowledge of the Indemnified Parties or any of their respective Affiliates or the directors, officers, employees, consultants, financial advisors, counsel, accountants and other agents of the Indemnified Parties or any of their respective Affiliates in respect of any fact or circumstances that reveals the occurrence of any such breach, whether before or after the execution and delivery hereof, or (b) the Sellers’ waiver of any condition to the Closing or participation in the Closing.

10.10 Tax Treatment of Payments. All indemnification payments made pursuant to this Agreement will be treated by the Buyer, each Seller and their respective Affiliates, to the extent permitted by Law, as an adjustment to the Purchase Price for Income Tax purposes.

10.14 Release of Escrow Fund. On the fifth Business Day following the Expiration Date, the Escrow Agent will release to the Seller the amount of any remaining value of the Escrow Fund, minus such number of Kitov Shares which are still subject the resale restrictions under Section l5C of the Israel Securities Law and Section 5 of the Israeli Securities Regulations (Details Regarding Sections 15A-15C of the Securities Law-1968) - 2000 (“Statutorily Restricted Consideration Shares”).

10.15 Following the Expiration Date, any Statutorily Restricted Consideration Shares shall continue to be held by the Escrow Agent until such time as they are no longer subject to the resale restrictions under Section 15C of the Israel Securities Law and Section 5 of the Israeli Securities Regulations (Details Regarding Sections 15A-15C of the Securities Law- 1968) - 2000 with respect to resale in Israel.

ARTICLE 11
MISCELLANEOUS

11.1 Entire Agreement. This Agreement and all schedules, exhibits, annexes or other attachments hereto or thereto, and the certificates, documents, instruments and writings that are delivered pursuant hereto or thereto, constitutes the entire agreement and understanding of the Parties in respect of the subject matter hereof and supersedes all prior understandings, agreements, undertakings or representations by or among the Parties, written or oral, to the extent they relate in any way to the subject matter hereof.

11.2 No Third Party Beneficiaries. Other than as otherwise explicitly set forth herein, there are no third party beneficiaries having rights under or with respect to this Agreement.

11.3 Assignment; Binding Effect. No Party other than Buyer may assign either this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of the other Parties, and any such assignment by a Party without prior written approval of the other Parties will be deemed invalid and not binding on such other Parties. For clarity, and without prejudice to any provisions of either (i) the Post-Closing Buyer’s Corporate Governance Agreements; or (ii) the Lock Up Agreements, each Seller may freely transfer any of its Kitov Securities to the extent such transfer is in compliance with applicable Law and the provisions of this Agreement or any Ancillary Agreements. Notwithstanding anything herein to the contrary, Buyer may assign or transfer any of its rights, privileges, or obligations set forth in, arising under, or created by this Agreement to any Affiliate, provided that Buyer remains obligated hereunder. All of the terms, agreements, covenants, representations, warranties and conditions of this Agreement are binding upon, inure to the benefit of and are enforceable by, the Parties and their respective successors and permitted assigns.

11.4 Notices. All notices, requests, demands, claims, and other communications hereunder shall be in writing. Any notice, request, demand, claim or other communication hereunder shall be deemed duly delivered, given and received (a) if delivered by hand, when delivered; (b) if sent via facsimile transmission before 10:00 a.m. (Israel time) on any Business Day, when receipt is confirmed; (c) if sent via facsimile transmission on a day other than a Business Day and receipt is confirmed, or if sent after 10:00 a.m. (Israel time) on any Business Day and receipt is confirmed, on the Business Day following the date on which receipt is confirmed; (d) if sent by registered, certified or first class international mail, then ten Business Days after being sent; and (e) if sent by overnight delivery via a national courier service, one Business Day after being sent domestically and three Business Days if being delivered internationally, in each case to the address or facsimile telephone number set forth beneath the name of such party below:

If to Sellers:

At each Seller’s respective address as stated in Exhibit A hereto.

If to the Stockholder Representative: Ltd.	M. Arkin (1999)
6 Ha’Choshlim St. Herzelia, Israel
Attn: Dr. Pini Orbach

With a copy (which shall not constitute notice) to:

Horn & Co. Law Offices
Amot Investments Tower, 2 Weizmann St., 24th Floor
Tel-Aviv 6423902, Israel
Attn: Adv. Yuval Horn

If to Buyer:	Kitov Pharma Ltd.
One Azrieli Center, Round Tower,
132 Menachem Begin Road, Tel Aviv, Israel
Attn: Gil Efron, CFO and Deputy CEO

Any Party may send any notice, request, demand, claim, or other communication hereunder to the intended recipient at the address set forth above using any other means (including personal delivery, expedited or air courier, messenger service, telecopy, ordinary mail, or electronic mail), but no such notice, request, demand, claim or other communication shall be deemed to have been duly given unless and until it actually is received by the intended recipient. Any Party may change the address to which notices, requests, demands, claims and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.

11.5 Headings. The article and section headings contained in this Agreement are inserted for convenience only and will not affect in any way the meaning or interpretation of this Agreement.

11.6 Governing Law. This Agreement will be governed by and construed in accordance with the laws of the State of Israel, without giving effect to any choice of law principles.

11.7 Amendment; Extensions: Waivers. No amendment, modification, waiver, replacement, termination or cancellation of any provision of this Agreement will be valid, unless the same is in writing and signed by Buyer and the Stockholder Representative (and if for any reason there is no Stockholder Representative at such time, by Sellers holding at least a majority of the capital stock of the Company held in aggregate by the Sellers on the Closing Date); and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given. Neither the failure nor any delay on the part of any Party to exercise any power, right, privilege or remedy under this Agreement will operate as a waiver thereof; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

11.8 Severability. The provisions of this Agreement will be deemed severable and the invalidity, unlawfulness or unenforceability of any provision will not affect the validity or enforceability of the other provisions hereof, and the remainder of this Agreement, and the application of such provision to Persons or circumstances other than those as to which it is determined to be invalid, unlawful, or unenforceable, shall not be impaired or otherwise affected and shall continue to be valid and enforceable to the fullest extent permitted by law so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

11.9 Fees and Expenses. Except as otherwise expressly provided in this Agreement, including as set forth in Article 10 and in the Business Budget Implementation, each Party will bear its own costs and expenses incurred in connection with the preparation, execution and performance of this Agreement and the transactions contemplated by this Agreement, including all fees and expenses of agents, representatives, financial advisors, legal counsel and accountants. Seller hereby represents, that it is not a party to any undertaking pursuant to which Buyer is obligated to pay any fee to any broker or agent in connection with the transaction contemplated by this Agreement.

11.10 Counterparts: Effectiveness. This Agreement may be executed in one or more counterparts, each of which will be deemed an original but all of which together will constitute one and the same instrument. This Agreement may be executed by exchange of signatures by facsimile or electronic scan. This Agreement will become effective when one or more counterparts have been signed by each Party and delivered to the other Parties.

11.11 Construction. This Agreement has been freely and fairly negotiated among the Parties. If an ambiguity or question of intent or interpretation arises , this Agreement will be construed as if drafted jointly by the Parties and no presumption or burden of proof will arise favoring or disfavoring any Party because of the authorship of any provision of this Agreement, and the parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement. Any reference to any law will be deemed also to refer to such law as amended and all rules and regulations promulgated thereunder, unless the context requires otherwise. Any reference to dollars or $ shall mean United States dollars. The words “include,” “includes,” and “including” and variations thereof, shall not be deemed to be terms of limitation, but rather will be deemed to be followed by “without limitation.” The use of the word “or” shall I not be exclusive. Pronouns in masculine, feminine and neuter genders will be construed to include any other gender, and words in the singular form will be construed to include the plural and vice versa, unless the context otherwise requires. The words “this Agreement,” “herein,” “hereof,” “hereby,” “hereunder,” and words of similar import refer to this Agreement as a whole (including any Exhibits, Annexes, Appendices and Schedules which are deemed part of this Agreement, and included in any references to such term), and not to any particular subdivision unless expressly so limited. References to Sections, Exhibits, Annexes, Appendices and Schedules refer respectively, unless otherwise noted to Sections of this Agreement and the Exhibits, Annexes, Appendices and Schedules attached hereto.

11.12 Schedules. The Parties will be deemed to have knowledge of the contents of the Schedules to this Agreement, and any matter that is disclosed in a Schedule to this Agreement shall be deemed to have been included in such other Schedule if the applicability of such disclosure to any other applicable representation, warranty or covenant would be reasonably apparent on its face to a Person reviewing the Schedules, not withstanding the omission of an appropriate cross reference thereto. The Parties acknowledge and agree that the disclosure by Sellers of any matter in the Schedules shall not be deemed to constitute an acknowledgment by Sellers that the matter is required to be disclosed by the terms of this Agreement or that the matter is material.

11.13 Dispute Resolution. Should there be a dispute between the Parties relating to or arising from this Agreement or any of the agreements, documents and instruments executed and delivered in connection herewith or the transactions contemplated by any of the foregoing, and if the dispute cannot be settled through direct discussions, the Parties agree that any unresolved controversy or claim arising out of or in any way relating to this Agreement and the transactions contemplated hereby shall be submitted to the exclusive jurisdiction of the applicable courts of the State of Israel in the Tel Aviv District. The Parties hereby agree not to assert, by way of motion, as a defense, or otherwise in any such suit, action or proceeding that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter thereof may not be enforced by such courts.

11.14 Independent Nature of Seller’ Obligations and Rights. The obligations of each Seller under any Transaction Document are several and not joint with the obligations of any other Seller, and no Seller shall be responsible in any way for the performance or non-performance of the obligations of any other Seller under any Transaction Document. Nothing contained herein or in any other Transaction Document, and no action taken by any Seller pursuant hereto or thereto, shall be deemed to constitute the Sellers as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Sellers are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Documents. Each Seller shall be entitled to independently protect and enforce its rights including, without limitation, the rights arising out of this Agreement or out of the other Transaction Documents, and it shall not be necessary for any other Seller to be joined as an additional party in any Proceeding for such purpose. Each Seller has been afforded the opportunity to be represented by its own separate legal counsel in its review and negotiation of the Transaction Documents. The Buyer has elected to provide all Sellers with the same terms and Transaction Documents for the convenience of the Buyer and not because it was required or requested to do so by any of the Sellers. It is expressly understood and agreed that, unless stated otherwise, each provision contained in this Agreement and in each other Transaction Document is between the Buyer and a Seller, solely, and not between the Buyer and the Sellers collectively and not between and among the Sellers.

11.15 Certain Adjustments. Each of the variables in this Agreement is connection with any price per Ordinary Share of the Buyer or ADS of the Buyer shall be appropriately and proportionately adjusted to reflect any (i) subdivision of outstanding ordinary shares or ADSs of the Buyer into a larger number of ordinary shares or ADSs, as applicable, (ii) combination (including by way of reverse share split) of outstanding ordinary shares or ADSs of the Buyer into a smaller number of ordinary shares or ADSs, as applicable, (iii) stock dividend or (iv) other change in the ordinary shares of ADSs of the Buyer which may be made by the Buyer after the date of this Agreement. Any adjustment made pursuant to this sub-section shall become effective immediately after the record date for the determination of shareholders entitled to receive such stock dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision or combination or other change.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF. the Parties have executed this Agreement on the date first above written.

BUYER:

KITOV PHARMA LTD.

By:
Name:
Title:

SELLERS:

[Seller signatures on Exhibit A]

STOCKHOLDER REPRESENTATIVE:

M. Arkin (1999) Ltd, executed solely in its capacity as Stockholder Representative

By:
Name:	M. Arkin (1999) Ltd
Title:	Stockholder Representative

Kitov Pharma Ltd. - FameWave Ltd.

Exhibit A

Shareholder	FameWave Shares	Signature

M. Arkin (1999) Ltd.	296,383

Pontifax (Israel) II LP	101,843

Pontifax (Israel) II – Individual Investors LP	39,535

Pontifax (Cayman) II LP	135,204

OrbiMed Israel Partners Limited Partnership	318,723

Dr. Pini Orbach	22,340

Dr. Silvia Noiman	15,554

Ohad Hammer	2,893

Total

Exhibit 2.1 – Investors’ Subscription Amounts

Shareholder	Subscription Amount (US$)

M. Arkin (1999) Ltd.	1,166,667

Pontifax (Israel) II LP	429,590

Pontifax (Israel) II – Individual Investors LP	166,765

Pontifax (Cayman) II LP	570,312

OrbiMed Israel Partners Limited Partnership	1,166,667

Schedule 2.4a

Executed Stock Power

Schedule 2.4d

Seller Certificate

STOCK POWER AND ASSIGNMENT

Pursuant to the Share Purchase Agreement (the “Agreement”), by and between Kitov Pharma Ltd. as set forth therein (the “Buyer”), and ____________________ (the “Seller”), the Seller hereby sells, assigns and transfers to the Buyer all of their right, title and interest in and to ____________________ shares, of FameWave Ltd., an Israeli private corporation (the “Company”), NIS ____ par value per share, standing in the Seller name on the books of the Company, and does hereby irrevocably appoint the Secretary of the Company as attorney-in-fact, with full power of substitution, to transfer said stock on the books of the Company.

Dated: _________, 2019	By:
[SELLER]

I hereby accept the transfer

By:
Kitov Pharma Ltd.

SELLER’S CERTIFICATE

The undersigned, ___________________ , pursuant to Section 2.4 of that certain Stock Purchase Agreement dated as of _____ _____, 2018 (the “Stock Purchase Agreement”) by and among Kitov Pharma Ltd. and Sellers, and in connection with the Closing Date as defined thereunder, the undersigned Seller hereby confirms and certifies that:

(a)	All the representations and warranties of the Seller set forth in the Stock Purchase Agreement were true and correct when made and are true and correct as of the date hereof;

(b)	All covenants, agreements, obligations and conditions contained in the Stock Purchase Agreement to be performed or complied with by the Seller on or prior to the Closing Date have been performed or complied with on or prior to the date hereof;

(c)	The Seller has received all consents and authorizations that are necessary or required in order for the Seller to fully and lawfully consummate the transactions contemplated in the Stock Purchase Agreement (if any);

(d)	Solely with respect to the undersigned Seller, and solely with respect to item (c) under the definition of “Company Material Adverse Effect” in the SPA, there has been no Company Material Adverse Effect between the date of execution of the Stock Purchase Agreement and until the date hereof.

(e)	Solely with respect to the undersigned Seller, all of the representations and warranties of the Seller regarding the conditions set forth in Sections 6.4 through 6.7 of the Stock Purchase Agreement have been duly satisfied.

All capitalized terms appearing herein shall have the same meaning ascribed thereto in the Stock Purchase Agreement.

IN WITNESS WHEREOF, this certificate has been executed as of _______, 2019.

By:
Title:

Schedule 6.3(c)

Other Consents

Company’s Board and Shareholders approval for the consummation of the transaction.

***

SHAREHOLDER UNDERTAKING AND AGREEMENT

This SHAREHOLDER UNDERTAKING AND AGREEMENT (this “Undertaking”), dated as of [________], is entered into by and among Kitov Pharma Ltd., an Israeli public company (“Company”) and [_________] (the “Shareholder”).

RECITALS

1.  The Company and the Shareholder are parties to a Share Purchase Agreement dated as of [_________] (the “SPA”), pursuant to which the Buyer will acquire the Shares from Seller in exchange for the Consideration (each defined term above as defined in the SPA);

2.  Pursuant to the SPA, at the Closing (as defined in the SPA), the Company shall issue to the Shareholder, [_________] ADS (the Ordinary Shares represented by the ADS, the “Consideration Shares”), representing [__]% (the “Initial Percentage”) of the total outstanding share capital of the Company as of immediately following the Closing;

3.  The purpose of this Undertaking is to set forth in writing the undertakings by the Shareholder relating to the ownership of the Shares (as defined below) by the Shareholder and certain other matters;

4.  Execution and delivery of this Undertaking by the Shareholder is a condition to the obligation of the Buyer and Company to consummate the transactions contemplated by the SPA; and

5.  The Shareholder represents and warrants that (i) the Ordinary Share Equivalents Beneficially Owned by the Shareholder and its Group Members, as a group, are as set forth in Exhibit A attached hereto; (ii) such Shareholder has the full legal capacity, power and authority to execute and deliver this Undertaking and to perform its obligations contemplated hereby; and (iii) such Shareholder and/or any of its Group Members is not a party to any shareholders agreement, voting arrangement or any other arrangement with respect to its holdings in the Company and all the Ordinary Share Equivalents Beneficially Owned by the Shareholder and its Group Members, as a group, held by the Shareholder and its Group Members, as a group, are not subject to any voting arrangement or any other arrangement which would contradict such Shareholder’s obligations under this Undertaking.

UNDERTAKING AND AGREEMENT

In consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained herein and in the SPA, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Shareholder undertakes, and the Parties agree, as follows:

ARTICLE I
DEFINITIONS

Section 1.1  Certain Defined Terms. For purposes of this Undertaking:

“ADS” means American Depositary Shares representing Ordinary Shares, each ADS as of the date hereof representing twenty Ordinary Shares.

“Affiliate” (including, with a correlative meaning, “affiliated”) means, when used with respect to a specified Person, a Person that directly or indirectly, through one or more intermediaries, Controls, is Controlled by or is under common Control with such specified Person.

“Beneficially Own”, “Beneficial Owner” and “Beneficial Ownership” mean, with respect to any securities, having “beneficial ownership” of such securities for purposes of Rule 13d-3 or 13d-5 under the Exchange Act (as in effect on the date of this Undertaking). In addition, a Person shall be deemed to be the Beneficial Owner of, and shall be deemed to Beneficially Own and have Beneficial Ownership of, any securities which are the subject of, or the reference securities for, or that underlie, any Derivative Instrument of such Person, with the number of securities Beneficially Owned being the notional or other number of securities specified in the documentation evidencing the Derivative Instrument as being subject to be acquired upon the exercise or settlement of such Derivative Instrument or as the basis upon which the value or settlement amount of such Derivative Instrument is to be calculated in whole or in part or, if no such number of securities is specified in such documentation, as determined by the Board in its sole discretion to be the number of securities to which the Derivative Instrument relates.

“Board” means the board of directors of the Company.

“Business Day” means a day that is not a Friday, Saturday, or a statutory or civic holiday in Tel Aviv, Israel or any other day on which banks in Tel Aviv, Israel are required or authorized to be closed.

“Contract” means any contract, agreement, instrument, undertaking, indenture, commitment, loan, license, settlement, consent, note or other legally binding obligation (whether or not in writing).

“Control”, “Controlled” and “Controlling” mean, when used with respect to any specified Person, the power to vote at least 25% of the voting power of a Person, or the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or other interests, by Contract or otherwise, and the terms “Controlled by” and “under common Control with” shall be construed accordingly.

“Current Directors” means the directors serving on the Board as of the date of this Undertaking.

“Depositary” means the depositary with respect to the ADSs, which as of the date hereof is BNY Mellon.

“Derivative Instrument” means any and all derivative securities (as defined under Rule 16a-1 under the Exchange Act) that increase in value as the value of any Equity Securities of the Company increases, including a long convertible security, a long call option and a short put option position, in each case, regardless of whether (a) such derivative security conveys any voting rights in any Equity Security, (b) such derivative security is required to be, or is capable of being, settled through delivery of any Equity Security or (c) other transactions hedge the value of such derivative security.

“Equity Right” means, with respect to any Person, any security (including any preferred share, capital note, debt security or hybrid debt-equity security) or obligation convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire, or any options, calls, warrants, restricted shares, restricted shares units, deferred share awards, share units, “phantom” awards, dividend equivalents, participations, interests, rights or commitments relating to, or any share appreciation right or other instrument the value of which is determined in whole or in part by reference to the market price or value of, shares of capital stock or earnings of such Person.

“Equity Securities” means (a) Ordinary Shares, ADSs, preferred shares or other capital stock or equity interests or equity-linked interests of the Company and (b) Equity Rights that are directly or indirectly exercisable or exchangeable for or convertible into Ordinary Shares, ADSs, preferred shares or other capital stock or equity interests or equity-linked interests of the Company.

“Exchange Act” means the United States Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder.

“Governmental Authority” means any (a) nation, region, state, county, city, town, village, district or other jurisdiction, (b) federal, state, local, municipal, foreign or other government, (c) department, agency or instrumentality of a federal, state, local, municipal, foreign or other government, including any state-owned or state controlled instrumentality of a foreign or other government, (d) governmental or quasi-governmental entity of any nature (including any governmental agency, branch, department or other entity and any court or other tribunal), (e) international or multinational organization formed by states, governments or other international organizations, (f) organization that is designated by executive order pursuant to Section 1 of the United States International Organizations Immunities Act (22 U.S.C. 288 of 1945), as amended, and the rules and regulations promulgated thereunder or (g) other body (including any industry or self-regulating body) exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police or regulatory authority or power of any nature.

“Group” has the meaning assigned to such term in Section 13(d)(3) of the Exchange Act.

“Group Member” means, with respect to any specified Person, any Affiliate of the specified Person that is, directly or indirectly, Controlled by the specified Person and includes any Person with respect to which the specified Person is a direct or indirect Subsidiary.

“Hedging Arrangement” means any transaction or arrangement, including through the creation, purchase or sale of any security, including any security-based swap, swap, cash-settled option, forward sale agreement, exchangeable note, total return swap or other derivative, in each case, the effect of which is to hedge the risk of owning Equity Securities.

“Incumbent Directors” means (a) the Current Directors, (b) new directors nominated or appointed by a majority of the Current Directors and (c) other directors nominated or appointed by a majority of the Current Directors and other Incumbent Directors.

“Israeli Companies Law” means the Israeli Companies Law, 5759-1999, as amended from time to time, including regulations thereunder and successor provisions and regulations thereto.

“Israeli Securities Laws” means the Israeli Securities Law, 5728-1968, the rules and regulations promulgated under thereunder, and any listing rules and regulations of the TASE.

“Law” means any supranational, international, national, federal, state, provincial, local or similar law (including common law), statute, code, order, ordinance, rule, regulation, treaty (including any tax treaty), license, permit, authorization, approval, consent, decree, injunction, binding judicial or administrative interpretation or other requirement, in each case enacted, promulgated issued or entered by a Governmental Authority.

“Lock-Up Period” means, the 12-month period commencing on the date of issuance of the Consideration Shares.

“Ordinary Shares” means the ordinary shares of the Company, no par value.

“Ordinary Share Equivalents” means (i) in the case of an Ordinary Share, one Ordinary Share or (ii) in the case of an ADS, the number of Ordinary Shares represented by such ADS. For purposes of calculating the number of Ordinary Share Equivalents outstanding, Ordinary Shares underlying ADSs shall not be counted separately as being outstanding (i.e., such Ordinary Shares shall be counted only once).

“Party” means a party to this Undertaking.

“Permitted Transferee” means the Shareholder and any direct or indirect wholly owned Subsidiary of the Shareholder or another entity under common control with the Shareholder; provided that if any such transferee of Shares ceases to be a direct or indirect wholly owned Subsidiary of the Shareholder or another entity under common control with the Shareholder, (a) such transferee shall, and the Shareholder shall procure that such transferee shall, immediately Transfer back the transferred Shares to the applicable transferor, or, if such transferor by that time is no longer a Permitted Transferee, to the Shareholder, as if such Transfer of such Shares had not taken place ab initio, and (b) the Company shall no longer, and shall instruct its transfer agent, Israeli registration company, the Depositary and other third parties to no longer, record or recognize such Transfer of such Shares on the shareholders’ register of the Company and/or the register of ADS holders of the Depositary.

“Person” means any individual, sole proprietorship, partnership, limited liability company, joint venture, trust, unincorporated association, corporation, firm or other entity or group (as defined in the Exchange Act) or any Governmental Authority.

“Representatives” means, as to any Person, its Affiliates and its and their respective directors, officers, managers, employees, agents, attorneys, accountants, financial advisors and other advisors or representatives.

“Rule 144” means Rule 144 promulgated by the SEC pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC having substantially the same effect as such Rule.

“Rule 415” means Rule 415 promulgated by the SEC pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC having substantially the same effect as such Rule.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933 and the rules and regulations promulgated thereunder.

“Securities Laws” means the Securities Act, the Exchange Act and the Israeli Securities Laws.

“Share Percentage Cap” means the Initial Share Percentage.

“Shares” means (a) the Consideration Shares and (b) any Equity Securities issued or issuable with respect to the Consideration Shares on or after the date of this Undertaking by way of a share dividend or share split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization and (d) any other Equity Securities held by the Shareholder or any of its Affiliates.

“Standstill Level” means, as of any date, a number of Ordinary Share Equivalents equal to (a) the Share Percentage Cap, multiplied by (b) the number of Ordinary Shares outstanding on such date.

“Standstill Period” means the period beginning on the date hereof and ending on the earlier of: (i) first Business Day on which the Shareholder and its Group Members, collectively Beneficially Own a number of Ordinary Share Equivalents less than 2.5% of the then issued and outstanding Ordinary Shares, or (ii) 24 months following the date hereof.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, association or business entity of which a majority of the total voting power or control of such entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof.

“TASE” means the Tel Aviv Stock Exchange.

“Voting Securities” means the Ordinary Share Equivalents and any other securities of the Company entitled to vote at any general meeting of the Company.

ARTICLE II

VOTING and proxies

Section 2.1  Voting Undertakings.

(a)  During any Lock Up Period with respect to any number of Ordinary Share Equivalents Beneficially Owned by the Shareholder and its Group Members, as a group, and, subsequent to such Lock Up Period until the earlier of: (i) for so long as the aggregate number of Ordinary Share Equivalents Beneficially Owned by the Shareholder and its Group Members, as a group, is greater than or equal to 2.5% of the then issued and outstanding Ordinary Shares or (ii) 24 months following the date hereof (hereinafter, the “Voting Undertaking Period”), the Shareholder shall cause all of the Voting Securities Beneficially Owned by it or any of its Group Members or over which it or any of its Group Members has voting control not to be voted, (i) against all those persons nominated and recommended to serve as directors of the Company by the Board and/or any applicable committee thereof (unless a representative of the Incumbent Directors has informed the Shareholder in writing that a majority of directors on the Board and/or such committee at the time of such approval or recommendation are not Incumbent Directors, in which case the Shareholder shall not be obligated to vote in accordance with such recommendation), and (ii) with respect to any other action, proposal or matter to be voted on by the shareholders of the Company (including through action by written consent), in a manner inconsistent with the recommendation of the Board or any applicable committee thereof (unless a representative of the Incumbent Directors has informed the Shareholder in writing that a majority of directors on the Board and/or such committee at the time of such approval or recommendation are not Incumbent Directors, in which case the Shareholder shall not be obligated to vote in accordance with such recommendation); provided, however, that the undertakings in sub-clauses (i) and (ii) above shall not apply to: (1) matters under Sections 270(1), 270(2), 270(3) and 270(4) the Israeli Companies Law and matters which require the declaration by officers or shareholders of a personal interest and/or affiliation with a controlling shareholder as defined in, and in accordance with, the Israeli Companies Law, or (2) matters directly affecting the development of the technology controlled by FameWave Ltd. or (3) where, based on a legal opinion received in writing by the Shareholder from an Israeli counsel with expertise in corporate and securities law directed to the Shareholder and the Company, Shareholder reasonably believes that such vote by the Shareholder may impose any liability on the Shareholder (the “Voting Undertaking”). Notwithstanding the foregoing, the Shareholder and its Group Members shall be free to vote at their discretion in connection with any proposal submitted for a vote of the shareholders of the Company in respect of (A) the issuance of Equity Securities in connection with any merger, consolidation or business combination of the Company, (B) any merger, consolidation or business combination of the Company or (C) the sale of all or substantially all the assets of the Company, except in each of clause (A), (B) and (C) where such proposal has not been approved or recommended by the Board or where a representative of the Incumbent Directors has informed the Shareholder in writing that such proposal has been approved or recommended by the Board when a majority of directors at the time of such approval or recommendation are not Incumbent Directors, in which event the Voting Undertaking shall apply.

Section 2.2  Control Block Limitations

(a)  To such extent that the Voting Undertaking shall, on its own, or aggregated under applicable law with one or more voting undertakings, proxies, voting agreements or any other such instruments (“Voting Instruments”) which were duly entered into by the parties to such instruments, be deemed to create a “controlling block” necessitating a “special tender offer” under Chapter Two of Part VIII of the Israeli Companies Law (“Control Block”), and without prejudice, however, to any of the Shareholder’s other obligations pursuant to this Undertaking with respect to each Voting Security owned by it or over which it has voting control, the Voting Undertaking shall immediately be deemed null and void, but only with respect to the minimal number of Voting Securities as shall be necessary to have the effect that the Voting Securities to which such Voting Undertaking continues to apply will not be above the applicable threshold in the Israeli Companies Law which causes the creation of such a Control Block, all as determined by the Company in its sole and absolute discretion.

(b)  In the event that the entry into any Voting Instruments by the Shareholder is in breach of this Undertaking, or in breach of any other agreement between the parties to such Voting Instrument(s) and the Company, the Shareholder does hereby appoint Company, or any duly authorized agent thereof, with full power of substitution and resubstitution, as Shareholder’s true and lawful attorney and irrevocable proxy, to the fullest extent of the Shareholder’s rights with respect to such Voting Instrument, to take any action, at Shareholder’s expense, to terminate or invalidate such Voting Instrument it order to prevent the creation of such a Control Block.

ARTICLE III
STANDSTILL

Section 3.1  Restrictions. During the Standstill Period, the Shareholder shall not, directly or indirectly, and shall cause its Representatives (to the extent acting on behalf of the Shareholder) and Group Members not, directly or indirectly, to, without the prior written consent of, or waiver by, the Company:

(a)  subject to Section 3.2, acquire, offer or seek to acquire, agree to acquire or make a proposal (including any private proposal to the Company or the Board) to acquire, by purchase or otherwise (including through the acquisition of Beneficial Ownership), any securities (including any Equity Securities or Voting Securities) or Derivative Instruments, or direct or indirect rights to acquire any securities (including any Equity Securities or Voting Securities) or Derivative Instruments, of the Company or any Subsidiary or Affiliate of the Company or any successor to or Person in Control of the Company, or any securities (including any Equity Securities or Voting Securities) or indebtedness convertible into or exchangeable for any such securities or indebtedness; provided that the Shareholder may acquire, offer or seek to acquire, agree to acquire or make a proposal to acquire Ordinary Share Equivalents (and any securities (including any Equity Securities or Voting Securities) convertible into or exchangeable for Ordinary Share Equivalents) and Derivative Instruments with respect to Ordinary Share Equivalents, if, immediately following such acquisition, the collective Beneficial Ownership of Ordinary Share Equivalents of the Shareholder and its Group Members, as a group, would not exceed the Standstill Level;

(b)  offer, or seek to acquire, or participate in any acquisition of a majority of the consolidated assets of the Company and its Subsidiaries, taken as a whole;

(c)  conduct, fund or otherwise become a participant in any “tender offer” (as such term is used in Regulation 14D under the Exchange Act or Chapters Two and Three of Part VIII the Israeli Companies Law) or in any merger or merger type transaction, involving Equity Securities, Voting Securities or any securities convertible into, or exercisable or exchangeable for, Equity Securities or Voting Securities, in each case either not approved by the Board or where the representative of the Incumbent Directors has informed the Shareholder in writing that such offer or transaction was approved by the Board when a majority of directors at the time of such approval or recommendation are not Incumbent Directors;

(d)  otherwise act in concert with others to seek to control or influence the Board or shareholders of the Company or its Subsidiaries or Affiliates; provided that nothing in this clause (d) shall preclude the Shareholder or its Representatives from engaging in discussions with the Company or its Representatives;

(e)  make or join or become a participant (as defined in Instruction 3 to Item 4 of Schedule 14A under the Exchange Act) in (or in any way knowingly encourage) any “solicitation” of “proxies” (as such terms are defined in Regulation 14A as promulgated by the SEC and assuming for this purpose that the Company was subject to the proxy rules under Section 14 of the Exchange Act) (including, in each case, similar concepts under Israeli law, including submission of positions statements), or consent to vote any Voting Securities or any of the voting securities of any Subsidiaries or Affiliates of the Company (including through action by written consent), or otherwise knowingly advise or influence any Person with respect to the voting of any securities of the Company or its Subsidiaries or Affiliates;

(f)   make any public announcement with respect to, or solicit or submit a proposal for, or offer, seek, propose or indicate an interest in (with or without conditions) any merger or merger type transaction, including, but not limited to, a merger pursuant to Chapter One of Part VIII or Chapter Three of Part IX of the Israeli Companies Law, consolidation, business combination, “tender offer” (as such term is used in Regulation 14D under the Exchange Act or Chapters Two and Three of Part VIII of the Israeli Companies Law), recapitalization, reorganization, purchase or license of a material portion of the assets, properties, securities or indebtedness of the Company or any Subsidiary or Affiliate of the Company, or other similar extraordinary transaction involving the Company, any Subsidiary of the Company or any of its securities or indebtedness, or enter into any discussions, negotiations, arrangements, understandings or agreements (whether written or oral) with any other Person regarding any of the foregoing;

(g)  call or seek to call a meeting of shareholders of the Company or initiate any shareholder proposal or meeting agenda item for action of the Company’s shareholders, or seek election or appointment to or to place a representative on the Board or seek the removal of any director from the Board;

(h)  form, join, become a member or in any way participate in a Group (other than with the Shareholder, any of its Group Members or any counterparty in connection with a Hedging Arrangement with respect to the securities of the Company or any of its Subsidiaries or Affiliates;

(i)  deposit any Voting Securities in a voting trust or similar Contract or subject any Voting Securities to any voting agreement, pooling arrangement or similar arrangement or Contract, or grant any proxy with respect to any Voting Securities (in each case, other than (i) with the Shareholder or any of its wholly owned Subsidiaries, (ii) in accordance with Section 2.1);

(j)  make any proposal or disclose any plan, or cause or authorize any of its and their directors, officers, employees, agents, advisors and other Representatives to make any proposal or disclose any plan on its or their behalf, inconsistent with the foregoing restrictions;

(k)  knowingly take any action or cause or authorize any of its and their directors, officers, employees, agents, advisors and other Representatives to take any action on its or their behalf, that would reasonably be expected to require the Company or any of its Subsidiaries or Affiliates to publicly disclose any of the foregoing actions or the possibility of a business combination, merger or other type of transaction or matter described in this Section 3.1;

(l)  knowingly advise, assist, arrange or otherwise enter into any discussions or arrangements with any third party with respect to any of the foregoing; or

(m)  directly or indirectly, contest the validity of, any provision of this Section 3.1 (including this subclause) or Section 2.1 (whether by legal action or otherwise).

Section 3.2  Exclusions. The prohibition in Section 3.1(a) shall not apply to the activities of the Shareholder or any of its Group Members in connection with:

(a)  acquisitions made as a result of a stock split, stock dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change approved or recommended by the Board (unless a representative of the Incumbent Directors informed the Shareholder in writing that a majority of directors on the Board and/or such committee at the time of such approval or recommendation are not Incumbent Directors); or

(b)  the exercise of options for the purchase of Company’s securities held by the Shareholder or a Permitted Transferee thereof;

(c)  acquisitions made in connection with a transaction or series of related transactions in which the Shareholder or any of its Group Members acquires a previously unaffiliated business entity that Beneficially Owns Equity Securities, Voting Securities or Derivative Instruments, or any securities convertible into, or exercisable or exchangeable for, Equity Securities, Voting Securities or Derivative Instruments, at the time of the consummation of such acquisition, provided that in connection with any such acquisition, the Shareholder or such applicable Group Member, as the case may be, either (A) causes such entity to divest the Equity Securities, Voting Securities or Derivative Instruments, or any securities convertible into, or exercisable or exchangeable for, Equity Securities, Voting Securities or Derivative Instruments, Beneficially Owned by the acquired entity within a period of one hundred twenty (120) calendar days after the date of the consummation of such acquisition, or (B) divests the Equity Securities, Voting Securities or Derivative Instruments, or any other securities convertible into, or exercisable or exchangeable for, Equity Securities, Voting Securities or Derivative Instruments, Beneficially Owned by the Shareholder and its Affiliates, in an amount so that the Shareholder and its Affiliates, together with such acquired business entity, shall not, acting alone or as part of a Group, directly or indirectly, Beneficially Own a number of Ordinary Share Equivalents in excess of the Standstill Level following such acquisition, and prior to the disposition thereof, such Ordinary Share Equivalents or other Voting Securities remain subject to the terms of this Undertaking in all respects, or (C) causes such entity to execute a customary joinder to this Undertaking, in form and substance reasonably acceptable to the Company, in which such entity agrees to be bound by the terms of this Undertaking as if such entity was an original party hereto.

ARTICLE IV
MISCELLANEOUS

Section 4.1  Notices. All notices and other communications made pursuant to or under this Undertaking will be in writing and will be deemed to have been duly given or made (a) when personally delivered, (b) when transmitted by facsimile or electronic mail if such transmission occurs on a Business Day before 5:00 p.m. (recipient local time), or the next succeeding Business Day if such transmission occurs at any other time, (c) three Business Days after deposit with a nationally recognized international overnight courier service, or (d) ten Business Days after the mailing if sent or by registered or certified international mail, postage prepaid, return receipt requested. All notices and other communications under this Undertaking will be delivered to the addresses set forth below, or such other address as such Party may have given to the other Parties by notice pursuant to this Section 4.1:

If to the Shareholder:

[_____]

Attention: ________

Fax: 972-_________

email: __________

If to the Company:

Kitov Pharma Ltd.

One Azrieli Center, Round Tower, 23rd Floor

132 Menachem Begin Road

Email: ****

Attention: ****

Section 4.2  Expenses. Except as otherwise provided herein, all fees and expenses incurred in connection with or related to the transactions contemplated hereby will be paid by the Party incurring such fees or expenses. In the event of termination of this Undertaking, the obligation of each Party to pay its own expenses will be subject to any rights of such Party arising from a breach of this Undertaking by the other.

Section 4.3  Term. Notwithstanding anything contained herein to the contrary, this Undertaking shall terminate, and all rights and obligations hereunder shall cease, on the earlier of: (i) date upon which the Shareholder, and its Group Members, no longer Beneficially Owns Shares representing in the aggregate at least 2.5% of the issued and outstanding Ordinary Shares, or (ii) 24 months following the date hereof, provided that in no event shall this Undertaking terminate prior to expiration of the Lock-Up Period.

Section 4.4  Entire Undertaking. This Undertaking constitutes the entire agreement of the Parties relating to the subject matter hereof and thereof and supersedes all prior and contemporaneous agreements, negotiations, correspondence, undertakings and communications of the Parties, oral or written, with respect to the subject matter hereof.

Section 4.6  Successors. This Undertaking will be binding upon the Parties and their respective successors, permitted assigns, executors and legal representatives. The Shareholder agrees that this Undertaking and the obligations hereunder shall attach to the Shares from the date hereof through the term of this Undertaking (pursuant to Section 4.3) and shall be binding upon any person to which legal or beneficial ownership of the Shares shall pass, whether by operation of law or otherwise, including the Shareholder’s heirs, guardians, administrators or successors, and the Shareholder further agrees to take all actions necessary to effectuate the foregoing.

Section 4.7  Assignments. All the provisions of this Undertaking by or for the benefit of the Shareholder or of the Company shall bind and inure to the benefit of their respective successors and permitted assigns. Nothing in this Undertaking will limit the ability of the Company to assign its rights or obligations hereunder in connection with a merger, consolidation, combination, reorganization or similar transaction or the transfer, sale, lease, conveyance or disposition of all or substantially all of its assets. The Shareholder will not enter into any transaction pursuant to which any Person would become its ultimate parent entity (such that the Shareholder is a direct or indirect Subsidiary of another Person or all or substantially all of the Shareholder’s assets have been acquired by another Person) without causing such Person to assume all of the Shareholder’s obligations under this Undertaking effective as of the consummation of such transaction. Any attempted assignment in violation of this Section 4.7 will be void ab initio.

Section 4.8  Amendment; Waiver. This Undertaking will not be amended, modified or waived in any manner without the consent in writing duly executed and delivered by the Shareholder and the Company as authorized to do so by the Board when a majority of directors at the time of such authorization are Incumbent Directors. No failure or delay of any Party to exercise any right or remedy given to such Party under this Undertaking and no custom or practice of the Parties in variance with the terms hereof, will constitute a waiver of any Party’s right to demand exact compliance with the terms hereof. Any written waiver will be limited to those items specifically waived therein and will not be deemed to waive any future breaches or violations or other non-specified breaches or violations unless, and to the extent, expressly set forth therein.

Section 4.9  Severability. If any term or provision of this Undertaking is held invalid, illegal or unenforceable in any respect under any applicable Law, the validity, legality and enforceability of all other terms and provisions of this Undertaking will not in any way be affected or impaired. If the final judgment of a court of competent jurisdiction or other Governmental Authority declares that any term or provision hereof is invalid, illegal or unenforceable, the Parties agree that the court making such determination will have the power to reduce the scope, duration, area or applicability of the term or provision, to delete specific words or phrases, or to replace any invalid, illegal or unenforceable term or provision with a term or provision that is valid, legal and enforceable and that comes closest to expressing the intention of the invalid, illegal or unenforceable term or provision.

Section 4.10   No Ownership Interest. Nothing contained in this Undertaking shall be deemed to vest in the Company any direct or indirect ownership or incidence of ownership of or with respect to any Ordinary Share Equivalents Beneficially Owned by the Shareholder or its Group Members. All rights, ownership and economic benefits of and relating to any Ordinary Share Equivalents Beneficially Owned by the Shareholder or its Group Members shall remain vested in and belong to the Shareholder or the applicable Group Member, and the Company does not have authority to manage, direct, superintend, restrict, regulate, govern, or administer any of the policies or operations of the Shareholder or its Group Members or exercise any power or authority to direct Shareholder or any of its Group Members in the voting of any of the Ordinary Share Equivalents Beneficially Owned by the Shareholder or its Group Members, except as otherwise provided herein.

Section 4.11   Governing Law. This Undertaking will be construed and enforced in accordance with, and will be governed exclusively by, the internal Laws of the State of Israel, without giving effect to any Law or rule that would cause the Laws of any jurisdiction other than the State of Israel to be applied.

Section 4.12   Exclusive Jurisdiction. The Economic Division of the competent courts of Tel-Aviv, Israel shall have exclusive jurisdiction in all matters relating to any dispute arising out of or relating to this Undertaking, or the breach thereof, to the exclusion of any other jurisdiction. Each of the Parties (a) irrevocably consents to the exclusive jurisdiction and venue of the court as set forth above, (b) agrees that process may be served upon them in any manner authorized by the court for such persons, (c) waives the defense of an inconvenient forum and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction, venue and such process, and (d) agrees that a final judgment in such proceeding shall be final, binding and enforceable in any court of competent jurisdiction. Without prejudice to any of the provisions set forth in Section 4.13 below each Party agrees not to commence any legal proceedings subject to this Section 4.12 except in such courts.

Section 4.13   Specific Performance. The Shareholder agrees that irreparable damage would occur in the event that any of the provisions of this Undertaking were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the Company will be entitled to enforce specifically the provisions of this Undertaking, including obtaining an injunction or injunctions to prevent breaches or threatened breaches of this Undertaking, in any court designated to resolve disputes concerning this Undertaking (or, if such court lacks subject matter jurisdiction, in any appropriate court of competent jurisdiction), this being in addition to any other remedy to which the Company is entitled at Law or in equity. The Shareholder further agrees not to assert and waives (a) any defense in any action for specific performance that a remedy at Law would be adequate and (b) any requirement under any Law to post security or provide indemnity as a prerequisite to obtaining equitable relief.

Section 4.14   Other Remedies. Except to the extent set forth otherwise in this Undertaking, all remedies under this Undertaking expressly conferred upon the Company will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or in equity upon the Company, and the exercise by the Company of any one remedy will not preclude the exercise of any other remedy.

Section 4.15   Rules of Construction. The following rules of construction will govern the interpretation of this Undertaking:

(a)  all references to Articles, Sections or Schedules are to Articles, Sections or Schedules in this Undertaking, unless otherwise stated explicitly;

(b)  each accounting term not otherwise defined in this Undertaking has the meaning assigned to it in accordance with generally accepted accounting principles in the United States;

(c)  unless the context otherwise requires, words in the singular or plural include the singular and plural, and pronouns stated in either the masculine, the feminine or neuter gender will include the masculine, feminine and neuter;

(d)  whenever the words “include,” “includes” or “including” are used in this Undertaking they will be deemed to be followed by the words “but not limited to”;

(e)  the word “extent” in the phrase “to the extent” will mean the degree to which a subject or other thing extends, and such phrase will not simply mean “if”;

(f)   references to any statute, rule, regulation or form (including in the definition thereof) will be deemed to include references to such statute, rule, regulation or form as amended, modified, supplemented or replaced from time to time (and, in the case of any statute, include any rules and regulations promulgated under such statute), and all references to any section of any statute, rule, regulation or form include any successor to such section;

(g)  time is of the essence with regard to all dates and time periods set forth or referred to in this Undertaking;

(h)  the subject headings of Articles and Sections of this Undertaking are included for purposes of convenience of reference only and will not affect the construction or interpretation of any of its provisions;

(i)  (i) the terms “hereof”, “herein”, “hereby”, “hereto”, and derivative or similar words refer to this entire Undertaking, including the Schedules and Exhibits hereto, (ii) the term “any” means “any and all” and (iii) the term “or” will not be exclusive and will mean “and/or”;

(j)  (i) references to “days” means calendar days unless Business Days are expressly specified, (ii) references to “NIS” mean New Israeli Shekels and (iii) references to “$” mean U.S. dollars;

(k)  the term “foreign” will mean non-U.S.; and

(l)  the Parties have participated jointly in the negotiation and drafting of this Undertaking; in the event an ambiguity or question of intent or interpretation arises, this Undertaking will be construed as if drafted jointly by the Parties, and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions hereof and the language used will be deemed to be the language chosen by the Parties to express their mutual intent.

Section 4.16   Counterparts; Deliveries. This Undertaking may be executed simultaneously in counterparts, each of which will be deemed an original but all of which together will constitute one and the same instrument. This Undertaking and any amendments hereto or thereto, to the extent signed and delivered by means of electronic transmission of .pdf files or other image files via e-mail, cloud-based transfer or file transfer protocol, or use of a facsimile machine, will be treated in all manners and respects and for all purposes as an original agreement or instrument and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party to any such agreement or instrument will raise the use of electronic transmission or a facsimile machine to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of electronic transmission or a facsimile machine as a defense to the formation or enforceability of a contract, and each such party forever waives any such defense.

[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, the Parties have executed this Undertaking as of the date first written above.

SHAREHOLDER:

[______]

Attention: __________

Fax: 972-__________

email: __________

ACCEPTED AND AGREED

KITOV PHARMA LTD.

By:
Name:
Its:

NEITHER THIS SECURITY NOR THE SECURITIES FOR WHICH THIS SECURITY IS EXERCISABLE HAVE BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE AND HAVE BEEN ACQUIRED PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”). SUCH SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO DISTRIBUTION OR RESALE, AND MAY NOT BE SOLD, MORTGAGED, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE THEREWITH, PURSUANT TO AN EFFECTIVE REGISTRATION UNDER THE ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM REGISTRATION UNDER THE ACT, OR OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE ACT, IN EACH CASE IN ACCORDANCE WITH ALL APPLICABLE STATE SECURITIES LAWS AND THE SECURITIES LAWS OF OTHER JURISDICTIONS. THE ISSUER OF THESE SECURITIES MAY REQUIRE A WRITTEN OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER TO THE EFFECT THAT ANY PROPOSED TRANSFER OR RESALE IS EITHER IN COMPLIANCE WITH THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS AND THE SECURITIES LAWS OF OTHER JURISDICTIONS. IN ADDITION, NO HEDGING TRANSACTION MAY BE CONDUCTED WITH RESPECT TO THESE SECURITIES UNLESS SUCH TRANSACTIONS ARE IN COMPLIANCE WITH THE ACT.

WARRANT TO PURCHASE ORDINARY SHARES REPRESENTED BY AMERICAN DEPOSITARY SHARES

Kitov Pharma Ltd.

Number of American Depositary Shares: [_______]

Initial Exercise Date: [SAME DATE AS THE ISSUE DATE]

Issue Date: [_______, 2019]

THIS WARRANT TO PURCHASE ORDINARY SHARES REPRESENTED BY AMERICAN DEPOSITARY SHARES (the “Warrant”) certifies that, for value received, _____________ or its assigns (the “Holder”) is entitled, upon the terms and subject to the limitations on exercise and the conditions hereinafter set forth, at any time on or after [_______, 2019 [SAME DATE AS THE ISSUE DATE] (the “Initial Exercise Date”) and on or prior to the close of business on the four (4) year anniversary of the Initial Exercise Date, or if the final day of such period falls on a date that is not a Trading Day, the next succeeding Trading Day (the “Termination Date”) but not thereafter, to subscribe for and purchase from Kitov Pharma Ltd., a company organized under the laws of the State of Israel (the “Company”), up to ______ Ordinary Shares (the “Warrant Shares”) represented by American Depositary Shares (“ADSs”), as subject to adjustment hereunder, and the ADSs issuable upon exercise of this Warrant the “Warrant ADSs”); provided, however, that after the date on which the Company has publicly announced clinical data related to FameWave Ltd.’s products (an “Announcement”), this Warrant will be exercisable by a Holder only if such exercising Holder or the transferor thereto has not sold any of its Kitov Shares prior to the date on which the Company made an Announcement. The purchase price of one Warrant ADS shall be equal to the Exercise Price, as defined in Section 2(b).

Section 1. Definitions. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in that certain Stock Purchase Agreement (the “SPA”), dated March ___, 2019, among the Company and the Sellers signatory thereto.

Section 2. Exercise.

a)  Exercise of Warrant. Exercise of the purchase rights represented by this Warrant may be made, in whole or in part, at any time or times on or after the Initial Exercise Date and on or before the Termination Date by delivery to the Company of a duly executed facsimile copy or PDF copy submitted by electronic mail (or e-mail attachment) of the Notice of Exercise in the form annexed hereto (the “Notice of Exercise”). Within the earlier of (i) two (2) Trading Days and (ii) the number of Trading Days comprising the Standard Settlement Period (as defined in Section 2(d)(i) herein) following the date of exercise as aforesaid, the Holder shall deliver the aggregate Exercise Price for the Warrant ADSs specified in the applicable Notice of Exercise by wire transfer or cashier’s check drawn on a United States bank unless the cashless exercise procedure specified in Section 2(c) below is specified in the applicable Notice of Exercise. No ink-original Notice of Exercise shall be required, nor shall any medallion guarantee (or other type of guarantee or notarization) of any Notice of Exercise be required. Notwithstanding anything herein to the contrary, the Holder shall not be required to physically surrender this Warrant to the Company until the Holder has purchased all of the Warrant ADSs available hereunder and the Warrant has been exercised in full, in which case, the Holder shall surrender this Warrant to the Company for cancellation within three (3) Trading Days of the date the final Notice of Exercise is delivered to the Company. Partial exercises of this Warrant resulting in purchases of a portion of the total number of Warrant ADSs available hereunder shall have the effect of lowering the outstanding number of Warrant ADSs purchasable hereunder in an amount equal to the applicable number of Warrant ADSs purchased. The Holder and the Company shall maintain records showing the number of Warrant ADSs purchased and the date of such purchases. The Company shall deliver any objection to any Notice of Exercise within one (1) Trading Day of receipt of such notice. The Holder and any assignee, by acceptance of this Warrant, acknowledge and agree that, by reason of the provisions of this paragraph, following the purchase of a portion of the Warrant ADSs hereunder, the number of Warrant ADSs available for purchase hereunder at any given time may be less than the amount stated on the face hereof.

b)  Exercise Price. The exercise price per ADS under this Warrant shall be $1.98, subject to adjustment hereunder (the “Exercise Price”).

c)  Mechanics of Exercise.

i.   Delivery of Warrant ADSs Upon Exercise. The Company shall cause its registrar to deposit the Warrant Shares subject to such exercise with the Israeli custodian of The Bank of New York Mellon, the Depositary for the ADSs (the “Depositary”), and cause the Depositary to credit the account of the Holder’s or its designee’s balance account with The Depository Trust Company (or another established clearing corporation performing similar functions) through its Deposit/Withdrawal At Custodian system (“DWAC”) if the Depositary is then a participant in such system and either (A) there is an effective registration statement permitting the issuance of the Warrant ADSs to or resale of the Warrant ADSs by the Holder or (B) the Warrant ADSs are eligible for resale by the Holder without volume or manner-of-sale limitations pursuant to Rule 144 (assuming cashless exercise of this Warrant), and otherwise by physical delivery of a certificate, registered in the name of the Holder or its designee, for the number of Warrant ADSs to which the Holder is entitled pursuant to such exercise to the address specified by the Holder in the Notice of Exercise, by the date that is the earlier of (i) two (2) Trading Days and (ii) the number of Trading Days comprising the Standard Settlement Period after the delivery to the Company of the Notice of Exercise (such date, the “Warrant ADS Delivery Date”). Upon delivery of the Notice of Exercise, the Holder shall be deemed for all corporate purposes to have become the holder of record of the Warrant ADSs with respect to which this Warrant has been exercised, irrespective of the date of delivery of the Warrant ADSs, provided that payment of the aggregate Exercise Price is received within the earlier of (i) two (2) Trading Days and (ii) the number of Trading Days comprising the Standard Settlement Period following delivery of the Notice of Exercise. As used herein, “Standard Settlement Period” means the standard settlement period, expressed in a number of Trading Days, on the Company’s primary Trading Market with respect to the ADS as in effect on the date of delivery of the Notice of Exercise.

ii.   Delivery of New Warrants Upon Exercise. If this Warrant shall have been exercised in part, the Company shall, at the request of a Holder and upon surrender of this Warrant certificate, at the time of delivery of the Warrant ADSs, deliver to the Holder a new Warrant evidencing the rights of the Holder to purchase the unpurchased Warrant ADSs called for by this Warrant, which new Warrant shall in all other respects be identical with this Warrant.

iii.   Rescission Rights. If the Company fails to cause the Depositary to transmit to the Holder the Warrant ADSs pursuant to Section 2(d)(i) by the Warrant ADS Delivery Date, then the Holder will have the right to rescind such exercise.

iv.   No Fractional Warrant Shares or Scrip. No fractional Warrant Shares or Warrant ADSs shall be issued upon the exercise of this Warrant. As to any fraction of an ADS which the Holder would otherwise be entitled to purchase upon such exercise, the Company shall, at its election, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the Exercise Price or round up to the next whole ADS.

v.   Charges, Taxes and Expenses. Issuance of Warrant ADSs shall be made without charge to the Holder for any issue or transfer tax or other incidental expense in respect of the issuance of Warrant ADSs, all of which taxes and expenses shall be paid by the Company, and such Warrant ADSs shall be issued in the name of the Holder or in such name or names as may be directed by the Holder; provided, however, that in the event that Warrant ADSs are to be issued in a name other than the name of the Holder, this Warrant when surrendered for exercise shall be accompanied by the Assignment Form attached hereto duly executed by the Holder and the Company may require, as a condition thereto, the payment of a sum sufficient to reimburse it for any transfer tax incidental thereto. The Warrant Holder shall pay all Depositary fees required for same-day processing of any Notice of Exercise and all fees to the Depository Trust Company (or another established clearing corporation performing similar functions) required for same-day electronic delivery of the ADSs, if any. The Warrant Holder shall pay all applicable fees and expenses of the Depositary in connection with the issuance of the Warrant ADSs hereunder.

vi.   Closing of Books. Subject to the Articles of Association of the Company, and with prejudice thereto, The Company will not close its shareholder books or records in any manner which prevents the timely exercise of this Warrant, pursuant to the terms hereof.

Section 3. Certain Adjustments.

a)  Share Dividends and Splits. If the Company, at any time while this Warrant is outstanding: (i) pays a share dividend or otherwise makes a distribution or distributions on its Ordinary Shares or ADSs or any other equity or equity equivalent securities payable in Ordinary Shares or ADSs (which, for avoidance of doubt, shall not include any ADSs issued by the Company upon exercise of this Warrant), as applicable, (ii) subdivides outstanding Ordinary Shares or ADSs into a larger number of shares or ADSs, as applicable, (iii) combines (including by way of reverse share split) outstanding Ordinary Shares or ADSs into a smaller number of shares or ADSs, as applicable, or (iv) issues by reclassification of Ordinary Shares, ADSs or any capital share of the Company, as applicable, then in each case the Exercise Price shall be multiplied by a fraction of which the numerator shall be the number of Ordinary Shares or ADSs, as applicable, (excluding treasury shares, if any) outstanding immediately before such event and of which the denominator shall be the number of Ordinary Shares or ADSs, as applicable, outstanding immediately after such event, and the number of shares issuable upon exercise of this Warrant shall be proportionately adjusted such that the aggregate Exercise Price of this Warrant shall remain unchanged. Any adjustment made pursuant to this Section 3(a) shall become effective immediately after the record date for the determination of shareholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or re-classification.

b)  Subsequent Rights Offerings. In addition to any adjustments pursuant to Section 3(a) above, if at any time the Company grants, issues or sells any Common Stock Equivalents or rights to purchase shares, warrants, securities or other property pro rata to the record holders of any class of Ordinary Shares or ADSs (the “Purchase Rights”), then the Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the Holder could have acquired if the Holder had held the number of Ordinary Shares or ADSs acquirable upon complete exercise of this Warrant (without regard to any limitations on exercise hereof) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of Ordinary Shares or ADSs are to be determined for the grant, issue or sale of such Purchase Rights.

c)  Pro Rata Distributions. During such time as this Warrant is outstanding, if the Company shall declare or make any dividend or other distribution of its assets (or rights to acquire its assets) to holders of Ordinary Shares or ADSs, by way of return of capital or otherwise (including, without limitation, any distribution of cash, shares or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) (a “Distribution”), at any time after the issuance of this Warrant, then, in each such case, the Holder shall be entitled to participate in such Distribution to the same extent that the Holder would have participated therein if the Holder had held the number of Ordinary Shares or ADSs acquirable upon complete exercise of this Warrant immediately before the date of which a record is taken for such Distribution, or, if no such record is taken, the date as of which the record holders of Ordinary Shares or ADSs are to be determined for the participation in such Distribution. To the extent that this Warrant has not been partially or completely exercised at the time of such Distribution, such portion of the Distribution shall be held in abeyance for the benefit of the Holder until the Holder has exercised this Warrant.

d)  Fundamental Transaction. If, at any time while this Warrant is outstanding, (i) the Company, directly or indirectly, in one or more related transactions effects any merger or consolidation of the Company with or into another Person, (ii) the Company, directly or indirectly, effects any sale, lease, license, assignment, transfer, conveyance or other disposition of all or substantially all of its assets in one or a series of related transactions, (iii) any, direct or indirect, purchase offer, tender offer or exchange offer (whether by the Company or another Person) is completed pursuant to which holders of Ordinary Shares (including any Ordinary Shares underlying ADSs) are permitted to sell, tender or exchange their shares for other securities, cash or property and has been accepted by the holders of 50% or more of the outstanding Ordinary Shares (including any Ordinary Shares underlying ADSs), (iv) the Company, directly or indirectly, in one or more related transactions effects any reclassification, reorganization or recapitalization of the Ordinary Shares or any compulsory share exchange pursuant to which the Ordinary Shares are effectively converted into or exchanged for other securities, cash or property, or (v) the Company, directly or indirectly, in one or more related transactions consummates a share SPA or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another Person or group of Persons whereby such other Person or group acquires more than 50% of the outstanding Ordinary Shares (including any Ordinary Shares underlying ADSs) (not including any ADSs and Ordinary Shares held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such stock or share SPA or other business combination) (each a “Fundamental Transaction”), then, upon any subsequent exercise of this Warrant, the Holder shall have the right to receive, for each Ordinary Share represented by each Warrant ADS that would have been issuable upon such exercise immediately prior to the occurrence of such Fundamental Transaction, at the option of the Holder, the number of shares of capital stock of the successor or acquiring corporation or of the Company, if it is the surviving corporation, and any additional consideration (the “Alternate Consideration”) receivable as a result of such Fundamental Transaction by a holder of the number of Ordinary Shares represented by the Warrant ADSs for which this Warrant is exercisable immediately prior to such Fundamental Transaction (without regard to any limitation in Section 2(e) on the exercise of this Warrant). For purposes of any such exercise, the determination of the Exercise Price shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one Ordinary Share or ADS, as applicable, in such Fundamental Transaction, and the Company shall apportion the Exercise Price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration. If holders of Ordinary Shares or ADSs are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Holder shall be given the same choice as to the Alternate Consideration it receives upon any exercise of this Warrant following such Fundamental Transaction. The Company shall cause any successor entity in a Fundamental Transaction in which the Company is not the survivor (the “Successor Entity”) to assume in writing all of the obligations of the Company under this Warrant and the other Transaction Documents in accordance with the provisions of this Section 3(d) pursuant to written agreements in form and substance reasonably satisfactory to the Holder and approved by the Holder (without unreasonable delay) prior to such Fundamental Transaction and shall, at the option of the Holder, deliver to the Holder in exchange for this Warrant a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to this Warrant which is exercisable for a corresponding number of shares of capital stock of such Successor Entity (or its parent entity) equivalent to the Ordinary Share represented by each Warrant ADS acquirable and receivable upon exercise of this Warrant (without regard to any limitations on the exercise of this Warrant) prior to such Fundamental Transaction, and with an exercise price which applies the exercise price hereunder to such shares of capital stock (but taking into account the relative value of the Ordinary Shares or ADSs pursuant to such Fundamental Transaction and the value of such shares of capital stock, such number of shares of capital stock and such exercise price being for the purpose of protecting the economic value of this Warrant immediately prior to the consummation of such Fundamental Transaction), and which is reasonably satisfactory in form and substance to the Holder. Upon the occurrence of any such Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of this Warrant and the other Transaction Documents referring to the “Company” shall refer instead to the Successor Entity), and may exercise every right and power of the Company and shall assume all of the obligations of the Company under this Warrant and the other Transaction Documents with the same effect as if such Successor Entity had been named as the Company herein.

e)  Any adjustment to the Warrant which are pursuant to the provisions of the SPA.

f)   Calculations. All calculations under this Section 3 shall be made to the nearest cent or the nearest 1/100th of an ADS, as the case may be. For purposes of this Section 3, the number of Ordinary Shares deemed to be issued and outstanding as of a given date shall be the sum of the number of Ordinary Shares (including Ordinary Shares underlying ADSs, but excluding treasury shares, if any) issued and outstanding.

g)  Notice to Holder.

i.   Adjustment to Exercise Price. Whenever the Exercise Price is adjusted pursuant to any provision of this Section 3, the Company shall promptly deliver to the Holder by facsimile or email a notice setting forth the Exercise Price after such adjustment and any resulting adjustment to the number of Warrant ADSs and setting forth a brief statement of the facts requiring such adjustment.

ii.   Notice to Allow Exercise by Holder. If (A) the Company shall declare a dividend (or any other distribution in whatever form) on the Ordinary Shares or ADSs, (B) the Company shall declare a special nonrecurring cash dividend on or a redemption of the Ordinary Shares or ADSs, (C) the Company shall authorize the granting to all holders of the Ordinary Shares or ADSs rights or warrants to subscribe for or purchase any shares of capital stock of any class or of any rights, (D) the approval of any shareholders of the Company shall be required in connection with any reclassification of the Ordinary Shares or ADSs, any consolidation or merger to which the Company is a party, any sale or transfer of all or substantially all of the assets of the Company, or any compulsory share exchange whereby the Ordinary Shares are converted into other securities, cash or property, or (E) the Company shall authorize the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Company, then, in each case, the Company shall cause to be delivered by facsimile or email to the Holder at its last facsimile number or email address as it shall appear upon the Warrant Register of the Company, at least 20 calendar days prior to the applicable record or effective date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of the Ordinary Shares or ADSs of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined or (y) the date on which such reclassification, consolidation, merger, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of the Ordinary Shares of record shall be entitled to exchange their Ordinary Shares for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale, transfer or share exchange; provided that the failure to deliver such notice or any defect therein or in the delivery thereof shall not affect the validity of the corporate action required to be specified in such notice. To the extent that any notice provided in this Warrant constitutes, or contains, material, non-public information regarding the Company or any of the Subsidiaries, the Company shall simultaneously file such notice with the Commission pursuant to a Current Report on Form 6-K. The Holder shall remain entitled to exercise this Warrant during the period commencing on the date of such notice to the effective date of the event triggering such notice except as may otherwise be expressly set forth herein.

Section 4. Transfer of Warrant.

a)  Transferability. Subject to compliance with any applicable securities laws and the conditions set forth in Section 4(d) hereof and/or the provisions of any Lock-Up and Registration Rights Agreement entered into by the Holder and the Company pursuant to the SPA (an “RRA”), this Warrant and all rights hereunder (including, without limitation, any registration rights) are transferable, in whole or in part, upon surrender of this Warrant at the principal office of the Company or its designated agent, together with a written assignment of this Warrant substantially in the form attached hereto duly executed by the Holder or its agent or attorney and funds sufficient to pay any transfer taxes payable upon the making of such transfer. Upon such surrender and, if required, such payment, the Company shall execute and deliver a new Warrant or Warrants in the name of the assignee or assignees, as applicable, and in the denomination or denominations specified in such instrument of assignment, and shall issue to the assignor a new Warrant evidencing the portion of this Warrant not so assigned, and this Warrant shall promptly be cancelled. Notwithstanding anything herein to the contrary, the Holder shall not be required to physically surrender this Warrant to the Company unless the Holder has assigned this Warrant in full, in which case, the Holder shall surrender this Warrant to the Company within two (2) Trading Days of the date the Holder delivers an assignment form to the Company assigning this Warrant full. The Warrant, if properly assigned in accordance herewith, may be exercised by a new holder for the purchase of Warrant ADSs without having a new Warrant issued.

b)  New Warrants. This Warrant may be divided or combined with other Warrants upon presentation hereof at the aforesaid office of the Company, together with a written notice specifying the names and denominations in which new Warrants are to be issued, signed by the Holder or its agent or attorney. Subject to compliance with Section 4(a), as to any transfer which may be involved in such division or combination, the Company shall execute and deliver a new Warrant or Warrants in exchange for the Warrant or Warrants to be divided or combined in accordance with such notice. All Warrants issued on transfers or exchanges shall be dated the original Issue Date and shall be identical with this Warrant except as to the number of Warrant ADSs issuable pursuant thereto.

c)  Warrant Register. The Company shall register this Warrant, upon records to be maintained by the Company for that purpose (the “Warrant Register”), in the name of the record Holder hereof from time to time. The Company may deem and treat the registered Holder of this Warrant as the absolute owner hereof for the purpose of any exercise hereof or any distribution to the Holder, and for all other purposes, absent actual notice to the contrary.

d)  Transfer Restrictions. If, at the time of the surrender of this Warrant in connection with any transfer of this Warrant, the transfer of this Warrant shall not be either (i) registered pursuant to an effective registration statement under the Securities Act and under applicable state securities or blue sky laws or (ii) eligible for resale without volume or manner-of-sale restrictions or current public information requirements pursuant to Rule 144, the Company may require, as a condition of allowing such transfer, that the Holder or transferee of this Warrant, as the case may be, comply with the provisions of Section 11.3 of the SPA and/or Section 4.2 of any RRA.

e)  Representation by the Holder. The Holder, by the acceptance hereof, represents and warrants that it is acquiring this Warrant and, upon any exercise hereof, will acquire the Warrant ADSs issuable upon such exercise, for its own account and not with a view to or for distributing or reselling such Warrant ADSs or any part thereof in violation of the Securities Act or any applicable state securities law, except pursuant to sales registered or exempted under the Securities Act.

Section 5. Miscellaneous.

a)  No Rights as Shareholder Until Exercise. This Warrant does not entitle the Holder to any voting rights, dividends or other rights as a shareholder of the Company prior to the exercise hereof as set forth in Section 2(d)(i), except as expressly set forth in Section 3.

b)  Loss, Theft, Destruction or Mutilation of Warrant. The Company covenants that upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Warrant or any stock certificate relating to the Warrant ADSs, and in case of loss, theft or destruction, of indemnity or security reasonably satisfactory to it (which, in the case of the Warrant, shall not include the posting of any bond), and upon surrender and cancellation of such Warrant or stock certificate, if mutilated, the Company will make and deliver a new Warrant or stock certificate of like tenor and dated as of such cancellation, in lieu of such Warrant or stock certificate.

c)  Fridays, Saturdays, Sundays, Holidays, etc. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a Business Day, then, such action may be taken or such right may be exercised on the next succeeding Business Day.

d)  Authorized Shares.

The Company covenants that, during the period the Warrant is outstanding, it will reserve from its authorized and unissued Ordinary Shares a sufficient number of shares to provide for the issuance of the Warrant ADSs and underlying Ordinary Shares upon the exercise of any purchase rights under this Warrant. The Company further covenants that its issuance of this Warrant shall constitute full authority to its officers who are charged with the duty of issuing the Warrant Shares needed for the Depositary to issue the necessary Warrant ADSs upon the exercise of the purchase rights under this Warrant. The Company will take all such reasonable action as may be necessary to assure that such Warrant Shares and Warrant ADSs may be issued as provided herein without violation of any applicable law or regulation, or of any requirements of the applicable Trading Market upon which the Ordinary Shares and ADSs may be listed. The Company covenants that all Warrant ADSs which may be issued upon the exercise of the purchase rights represented by this Warrant will, upon exercise of the purchase rights represented by this Warrant and payment for such Warrant ADSs in accordance herewith, be duly authorized, validly issued, fully paid and nonassessable and free from all taxes, liens and charges created by the Company in respect of the issue thereof (other than taxes in respect of any transfer occurring contemporaneously with such issue).

Except and to the extent as waived or consented to by the Holder, the Company shall not by any action, including, without limitation, amending its certificate of incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be necessary or appropriate to protect the rights of Holder as set forth in this Warrant against impairment. Without limiting the generality of the foregoing, the Company will (i) not increase the par value of any Warrant ADSs above the amount payable therefor upon such exercise immediately prior to such increase in par value, (ii) take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable Warrant ADSs upon the exercise of this Warrant and (iii) use commercially reasonable efforts to obtain all such authorizations, exemptions or consents from any public regulatory body having jurisdiction thereof, as may be, necessary to enable the Company to perform its obligations under this Warrant.

Before taking any action which would result in an adjustment in the number of Warrant ADSs for which this Warrant is exercisable or in the Exercise Price, the Company shall obtain all such authorizations or exemptions thereof, or consents thereto, as may be necessary from any public regulatory body or bodies having jurisdiction thereof.

e)  Jurisdiction. All questions concerning the construction, validity, enforcement and interpretation of this Warrant shall be determined in accordance with the provisions of the SPA.

f)   Restrictions. The Holder acknowledges that the Warrant ADSs acquired upon the exercise of this Warrant, if not registered, will have restrictions upon resale imposed by state and federal securities laws.

g)  Nonwaiver and Expenses. No course of dealing or any delay or failure to exercise any right hereunder on the part of Holder shall operate as a waiver of such right or otherwise prejudice the Holder’s rights, powers or remedies, notwithstanding the fact that the Holder’s right to exercise this Warrant terminates on the Termination Date, if the Company willfully and knowingly fails to comply with any provision of this Warrant, which results in any material damages to the Holder, the Company shall pay to the Holder such amounts as shall be sufficient to cover any costs and expenses including, but not limited to, reasonable attorneys’ fees, including those of appellate proceedings, incurred by the Holder in collecting any amounts due pursuant hereto or in otherwise enforcing any of its rights, powers or remedies hereunder.

h)  Notices. Any notice, request or other document required or permitted to be given or delivered to the Holder by the Company shall be delivered in accordance with the notice provisions of the SPA.

i)   Limitation of Liability. No provision hereof, in the absence of any affirmative action by the Holder to exercise this Warrant to purchase Warrant ADSs, and no enumeration herein of the rights or privileges of the Holder, shall give rise to any liability of the Holder for the purchase price of any Ordinary Shares or ADSs or as a shareholder of the Company, whether such liability is asserted by the Company or by creditors of the Company.

j)   Remedies. For avoidance of doubt, and notwithstanding anything which may be stated elsewhere is this Warrant or in the SPA or in any RRA, it is clarified and agreed by the Holder that the provisions of Section 10.7 of the SPA, including, inter alia, any limitations set forth therein, shall apply to this Warrant. Notwithstanding the above, and with prejudice thereto, the Holder, in addition to being entitled to exercise all rights granted by law, including recovery of damages, will be entitled to specific performance of its rights under this Warrant. The Company agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this Warrant and hereby agrees to waive and not to assert the defense in any action for specific performance that a remedy at law would be adequate.

k)  Successors and Assigns. Subject to applicable securities laws, this Warrant, the SPA and any RRA, and the rights and obligations evidenced hereby shall inure to the benefit of and be binding upon the successors and permitted assigns of the Company and the successors and permitted assigns of Holder. The provisions of this Warrant are intended to be for the benefit of any Holder from time to time of this Warrant and shall be enforceable by the Holder or holder of Warrant ADSs.

l)   Amendment. This Warrant may be modified or amended or the provisions hereof waived with the written consent of the Company and the Holder.

m)  Severability. Wherever possible, each provision of this Warrant shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Warrant shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provisions or the remaining provisions of this Warrant.

n)  Headings. The headings used in this Warrant are for the convenience of reference only and shall not, for any purpose, be deemed a part of this Warrant.

********************

(Signature Page Follows)

IN WITNESS WHEREOF, the Company has caused this Warrant to be executed by its officer thereunto duly authorized as of the date first above indicated.

Kitov Pharma Ltd.

By:
Name:
Title:

NOTICE OF EXERCISE

To: Kitov Pharmaceuticals Holdings Ltd.

(1)   The undersigned hereby elects to purchase ________ Warrant ADSs of the Company pursuant to the terms of the attached Warrant (only if exercised in full), and tenders herewith payment of the exercise price in full, together with all applicable transfer taxes, if any.

(2)   Please register and issue said Warrant ADSs in the name of the undersigned or in such other name as is specified below:

_______________________________

The Warrant ADSs shall be delivered to the following DWAC Account Number:

_______________________________

_______________________________

_______________________________

[SIGNATURE OF HOLDER]

Name of Investing Entity: ________________________________________________________________________

Signature of Authorized Signatory of Investing Entity: _________________________________________________

Name of Authorized Signatory: ___________________________________________________________________

Title of Authorized Signatory: ____________________________________________________________________

Date: ________________________________________________________________________________________

EXHIBIT B

ASSIGNMENT FORM

(To assign the foregoing Warrant, execute this form and supply required information. Do not use this form to purchase Warrant ADSs.)

FOR VALUE RECEIVED, the foregoing Warrant and all rights evidenced thereby are hereby assigned to

Name:
(Please Print)
Address:

(Please Print)

Phone Number:

Email Address:

Dated: _______________ __, ______

Holder’s Signature:	____________________

Holder’s Address:	_____________________

DISCLOSURE SCHEDULE

The following information is provided for the purposes of disclosure pursuant to the Stock Purchase Agreement dated March 14, 2019 (the “Agreement”) by and among Kitov Pharma Ltd. (the “Buyer”) and the stockholders of Famewave Ltd. (the “Sellers” and the “Company”, respectively), and does not grant, and should not be interpreted as granting, any rights to any third parties.

Each Section is intended to relate to the corresponding section of the Agreement; provided that disclosures in any section or subsection of the Disclosure Schedule shall be deemed to qualify other sections and subsections in this Disclosure Schedule with respect to which the relevance of such exception is readily apparent on the face of the disclosure of such exception set forth in the Disclosure Schedule.

All capitalized terms used in any of the Sections of this Disclosure Schedule and not otherwise defined shall have the meanings assigned to them in the Agreement.

Schedule 3.1(d)

●	The share capital of the Company is NIS 100,000 (One Hundred Thousand New Israeli Shekels) divided into 10,000,000 (Ten Million) Ordinary Shares, par value NIS 0.01 each, of which 1,000,000 are issued and outstanding.

Name	Ordinary Shares
Ohad Hammer	2,893
Pontifax (Israel) II - Individual Investors, L.P.	39,535
Pontifax (Israel) II L.P.	101,843
Pontifax (Cayman) II L.P.	135,204
OrbiMed Israel Partners Limited Partnership	318,723
M. Arkin (1999) Ltd.	296,383
Pini Orbach	22,340
Silvia Noiman	15,554
Ayelet Ben Arav	351
Tehila Ben Moshe	24,300
Yair Sapir	5,574
Gal Markel	15,737
Ilana Mandel	3,279
Sharon Hashmueli	6,750
Antoni Ribas	1,944
Jefferi Weber	1,462
Linda Marshall	1,287
Motti Hakim	1,350
Edna Meilin	193
Roni Shaked	193
Sarit Sued	193
Anat Nursella	964
Raanann Cohen	3,948
Total	1,000,000

●	Under the Amended and Restated License Agreement dated April 16, 2012, as amended, by and among cCAM biotherapeutics Limited (“cCAM”), Ramot At Tel Aviv University Ltd. and Tel Hashomer – Medical Research, Infrastructure and Services Ltd (“THM”) which will be assumed by the Company at the Closing of the Reversion Agreement, THM has an option to receive shares at an IPO of the Company. The option to receive **** shares of cCAM translates to a right to receive **** Ordinary Shares of the Company.

●	Under the Convertible Loan Agreement dated February 13, 2018 between the Company and the lenders listed therein, the Company received a Principal Amount of $300,000 from the following lenders:

Name	Principal Amount (US$)
Pontifax (Cayman) II L.P.	48,874
Pontifax (Israel) II L.P.	36,815
Pontifax (Israel) II - Individual Investors L.P.	14,291
M. Arkin (1999) Ltd.	99,981
Orbimed Israel Partners Limited Partnership	99,981
Sarit Sued	58
Total	300,000

In accordance with Section 2.2 of the Convertible Loan Agreement, at the Closing, the lenders will receive their outstanding principal amount divided by 0.90, in the same form and proportion of assets constituting the consideration payable to Company’s shareholders (i.e. Kitov ADSs).

At Closing, Dr. Michael Schickler will be entitled to receive options to purchase Kitov shares and Kitov Options, as set forth in the Agreement, in lieu of his entitlement to a cash bonus of NIS 250,000.

Schedule 3.1(i)

Certain Business Relationships

1.	Loan under Convertible Loan Agreement dated February 13, 2018 between the Company and the lenders listed therein, will be converted at Closing to securities of the Buyer.

2.	Company may enter into an agreement with respect to the Permitted Loans prior to Closing.

3.	****.

4.	Certain Sellers may be employed by companies developing products or technologies in the field of immunotherapy or other treatments of cancer and medical conditions. Certain Sellers are investment funds and may invest or may have invested in companies developing products or technologies in the field of immunotherapy or other treatments of cancer and medical conditions.

5.	Certain Sellers are former employees of cCAM and may have contributed to Intellectual Property to be assigned to the Company under the Reversion Agreement or that constitutes licensed technology under the License Agreement.

March ___, 2019

Kitov Pharma Ltd.

One Azrieli Center, Round Tower

132 Menachem Begin Road

Tel Aviv, 6701101

ISRAEL

Re: Agreements with Other Sellers; Participation in Capital Raisings of Kitov Pharma Ltd. (the “Company”)

Dear Sirs:

Reference is made that certain Stock Purchase Agreement, dated as of March ___, 2019, between, inter alia, the Company and the undersigned (the “Purchase Agreement”). The undersigned hereby confirms that (i) the representation of the undersigned contained in Section 3.1(x) of the Purchase Agreement shall also include any agreement or arrangement with any other person or entity investing in the Company concurrently with the transactions contemplated by the Purchase Agreement and (ii) the representation in Section 3.1(x) of the Purchase Agreement as expanded by clause (i) above shall also be true and accurate on the Closing Date (as defined in the Purchase Agreement).

Below is a true and accurate list of all ordinary shares, no par value, of the Company (“Ordinary Shares”), American Depository Shares of the Company (each representing one Ordinary Share) and warrants (collectively, “Company Securities”) that are held by the undersigned on the date hereof:

(please complete all lines)

Ordinary Shares:

American Depositary Shares:

Warrants to Purchase American Depositary Shares:

The undersigned agrees not to acquire any additional Company Securities until the closing of the transaction contemplated by the Purchase Agreement (other than the Company securities to be purchased pursuant to the Purchase Agreement which shall be delivered by Company at Closing).

The undersigned also hereby confirms that the following have not participated in any capital raising of the Company during the last 12 months, including in the Company’s offerings in June 2018 and January 2019: (i) the undersigned, (ii) any person or entity on behalf of the undersigned, (iii) a Relative of the undersigned, (iv) an entity under control of the undersigned or under the control of the undersigned’s Relative, (iv) the controlling shareholder of the undersigned or a Relative of such Controlling Shareholder or (v) a company under control of such controlling shareholder or under control of the Relative of such controlling shareholder. For these purposes, “Relative” means the spouse, sibling, parent, grandparent, descendant, or descendant, sibling, parent or grandparent of the spouse of any of the foregoing.

Very truly yours,

[_____________________________][1]

By:
Name:
Title:

[1]	Insert name of investor

DISCLOSURE SCHEDULE

The following information is provided for the purposes of disclosure pursuant to the Stock Purchase Agreement dated March 14, 2019 (the “Agreement”) by and among Kitov Pharma Ltd. (the “Buyer”) and the stockholders of Famewave Ltd. (the “Sellers” and the “Company”, respectively), and does not grant, and should not be interpreted as granting, any rights to any third parties.

Each Section is intended to relate to the corresponding section of the Agreement; provided that disclosures in any section or subsection of the Disclosure Schedule shall be deemed to qualify other sections and subsections in this Disclosure Schedule with respect to which the relevance of such exception is readily apparent on the face of the disclosure of such exception set forth in the Disclosure Schedule.

All capitalized terms used in any of the Sections of this Disclosure Schedule and not otherwise defined shall have the meanings assigned to them in the Agreement.

Schedule 4.1

Officers; Directors

Name	Position
Mr. Ran Nussbaum	Director
Mr. Erez Chimovits	Director
Dr. Pini Orbach	Director
Dr. Michael Schickler	Chief Executive Officer

Schedule 4.2

Capitalization

●	The share capital of the Company is NIS 100,000 (One Hundred Thousand New Israeli Shekels) divided into 10,000,000 (Ten Million) Ordinary Shares, par value NIS 0.01 each, of which 1,000,000 are issued and outstanding.

Name	Ordinary Shares
Ohad Hammer	2,893
Pontifax (Israel) II - Individual Investors, L.P.	39,535
Pontifax (Israel) II L.P.	101,843
Pontifax (Cayman) II L.P.	135,204
OrbiMed Israel Partners Limited Partnership	318,723
M. Arkin (1999) Ltd.	296,383
Pini Orbach	22,340
Silvia Noiman	15,554
Ayelet Ben Arav	351
Tehila Ben Moshe	24,300
Yair Sapir	5,574
Gal Markel	15,737
Ilana Mandel	3,279
Sharon Hashmueli	6,750
Antoni Ribas	1,944
Jefferi Weber	1,462
Linda Marshall	1,287
Motti Hakim	1,350
Edna Meilin	193
Roni Shaked	193
Sarit Sued	193
Anat Nursella	964
Raanann Cohen	3,948
Total	1,000,000

●	Under the Amended and Restated License Agreement dated April 16, 2012, as amended, by and among cCAM biotherapeutics Limited (“cCAM”), Ramot At Tel Aviv University Ltd. and Tel Hashomer – Medical Research, Infrastructure and Services Ltd (“THM”) which shall be assumed by the Company at the closing of the Reversion Agreement, THM has an option to receive shares at an IPO of the Company. The option to receive ****shares of cCAM translates to a right to receive **** Ordinary Shares of the Company.

●	Under the Convertible Loan Agreement dated February 13, 2018 between the Company and the lenders listed therein, the Company received a Principal Amount of $300,000 from the following lenders:

Name	Principal Amount (US$)
Pontifax (Cayman) II L.P.	48,874
Pontifax (Israel) II L.P.	36,815
Pontifax (Israel) II - Individual Investors L.P.	14,291
M. Arkin (1999) Ltd.	99,981
Orbimed Israel Partners Limited Partnership	99,981
Sarit Sued	58
Total	300,000

In accordance with Section 2.2 of the Convertible Loan Agreement, at the Closing, the lenders will receive their outstanding principal amount divided by 0.90, in the same form and proportion of assets constituting the consideration payable to Company’s shareholders (i.e. Kitov ADSs).

At Closing, Dr. Michael Schickler will be entitled to receive options to purchase Kitov shares and Kitov Options, as set forth in the Agreement, in lieu of his entitlement to a cash bonus of NIS 250,000.

Schedule 4.4

Authorization; Approvals

1.	Notices to the Israeli Registrar of Companies.

Schedule 4.6

Brokers’ Fees

None.

Schedule 4.7

Financial Statements

Schedule 4.8

Liabilities

(i)

1.	Under the Convertible Loan Agreement dated February 13, 2018 between the Company and the lenders listed therein, the Company received a Principal Amount of $300,000.

2.	Company may enter into an agreement with respect to the Permitted Loans prior to Closing.

3.	At Closing, Dr. Michael Schickler will be entitled to receive options to purchase Kitov shares and Kitov Options, as set forth in the Agreement, in lieu of his entitlement to a cash bonus of NIS 250,000.

4.	IP expenses – The Company expected IP expenses until August 2019 to reach approximately $****

5.	CEO’s monthly fee is NIS****+ VAT.

6.	Fees for accounting services $****+VAT (equivalent of **** months).

7.	Legal fees – approximately NIS **** + VAT

(ii)

1.	Company may enter into an agreement with respect to the Permitted Loans prior to Closing.

2.	At Closing, Dr. Michael Schickler will be entitled to options to purchase Kitov shares and Kitov Options, as set forth in the Agreement, in lieu of his entitlement to a cash bonus of NIS 250,000.

Schedule 4.11

Tax Matters

None.

Schedule 4.13

Assets

None.

Schedule 4.14

Intellectual Property

1.	The only Intellectual Property rights held by the Company are the rights to be granted to it under:

a.	The Assignment and Assumption Agreement to be executed at closing of the Reversion Agreement by and among Ramot At Tel Aviv University Ltd. and Tel Hashomer – Medical Research, Infrastracture and Services Ltd., the Company and cCAM, according to which cCAM assigns to the Company all its rights, title and interest in, to and under the Amended and Restated License Agreement dated April 16, 2012, as amended, by and among CCAM, Ramot At Tel Aviv University Ltd. and Tel Hashomer – Medical Research, Infrastracture and Services Ltd. (the “License Agreement”).

b.	The Reversion Agreement.

2.	Intellectual Property rights which are to be assigned under the Reversion Agreement (including the rights under the License Agreement) were developed at Tel Hashomer and Tel Aviv Universiry, or funded with the support of the Israel Innovation Authority. According to the information provided by cCAM, cCAM has paid all of its obligations towards the Israel Innovation Authority and the Company has no ongoing obligations towards the Israel Innovation Authority.

Schedule 4.16

Contracts

1.	Consulting Agreement dated June 6, 2017 with Dr. Michael Schickler

2.	NDA dated **** with ****.

3.	NDA dated **** with ****

4.	NDA dated **** with ****

5.	NDA dated **** with ****

6.	NDA dated **** with ****

7.	NDA dated **** with ****

8.	NDA dated **** with ****

9.	NDA dated **** with ****

10.	NDA dated **** with ****

11.	NDA dated **** with ****

12.	Reversion Agreement to be executed prior to March 24, 2019 and to be closed prior to Closing.

13.	The License Agreement (to be assigned to and assumed by the Company pursuant to the Reversion Agreement).

14.	Clinical Collaboration Agreement to be executed prior to Closing.

15.	Convertible Loan Agreement dated February 13, 2018.

Schedule 4.17

Insurance

None.

Schedule 4.20

Employee Benefits

At Closing, Dr. Michael Schickler will be entitled to receive options to purchase Kitov shares and Kitov Options, as set forth in the Agreement, in lieu of his entitlement to a cash bonus of NIS 250,000.

Schedule 4.22

Business Relationships

1.	Loan under Convertible Loan Agreement dated February 13, 2018 between the Company and the lenders listed therein, will be converted at Closing to securities of the Buyer.

2.	Company may enter into an agreement with respect to the Permitted Loans prior to Closing.

3.	Prof. Merkel is an inventor of Intellectual Property which is subject to the License Agreement and may have a financial interest in royalties payable to Tel Hashomer under the License Agreement.

4.	Certain Sellers may be employed by companies developing products or technologies in the field of immunotherapy or other treatments of cancer and medical conditions. Certain Sellers are investment funds and may invest or may have invested in companies developing products or technologies in the field of immunotherapy or other treatments of cancer and medical conditions.

5.	Certain Sellers are former employees of cCAM and may have contributed to Intellectual Property to be assigned to the Company under the Reversion Agreement or that constitutes licensed technology under the License Agreement.

KITOV PHARMA LTD.

LOCK-UP AND REGISTRATION RIGHTS AGREEMENT

DATED [__], 2019

LOCK-UP AND REGISTRATION RIGHTS AGREEMENT

This LOCK-UP AND REGISTRATION RIGHTS AGREEMENT (this “Agreement”) is made as of the last date set forth on the signature page hereof by and between Kitov Pharma Ltd., an Israeli corporation (the “Company”), and the sellers listed in Schedule A hereto (each a “Seller” and together the “Sellers”).

WITNESSETH:

WHEREAS, the Company and the Seller are parties to a Stock Purchase Agreement, dated as of March ___, 2019 (the “SPA”), pursuant to which the Seller will transfer its Shares to Company in exchange for the Consideration Shares, in accordance with the terms and conditions of the SPA, and certain Seller, as Investors, agree to purchase from Buyer the Investor Shares, (each defined term above as defined in the SPA);

WHEREAS, as additional consideration for Seller’s purchase of the Consideration Shares and the Investor Shares, the Company has agreed to provide the Seller with certain registration rights with respect to Seller’s Registrable Shares (as defined herein) on the terms set forth herein; and

WHEREAS, capitalized terms used and not otherwise defined herein have the respective meanings given to them in the SPA.

NOW, THEREFORE, in consideration of the premises and the mutual representations and covenants hereinafter set forth, the parties hereto do hereby agree as follows:

ARTICLE 6 GENERAL.

6.1   Definitions. As used in this Agreement the following terms shall have the following respective meanings:

(a)  “ADS” means American Depositary Shares representing Ordinary Shares, each ADS as of the date hereof representing twenty Ordinary Shares.

(b)   “Affiliate” (including, with a correlative meaning, “affiliated”) means, when used with respect to a specified Person, a Person that directly or indirectly, through one or more intermediaries, Controls, is Controlled by or is under common Control with such specified Person.

(c)  “Business Day” means any day except (i) any Friday, Saturday, Sunday, (ii) any day which is a federal legal holiday in the United States, (iii) any day which is a statutory or civic holiday in Israel, or (IV) any day on which banking institutions in either the State of New York or the State of Israel are authorized or required by law or other governmental action to close.

(d)   “Common Stock” means the Ordinary Shares of the Company issued as Consideration Shares and/or Investor Shares or underlying any Kitov Options.

(e)  “Control”, “Controlled” and “Controlling” mean, when used with respect to any specified Person, the power to vote at least 25% of the voting power of a Person, or the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or other interests, by Contract or otherwise, and the terms “Controlled by” and “under common Control with” shall be construed accordingly.

(f)  “Current Directors” means the directors serving on the Board as of the date of this Undertaking.

(g)   “Depositary” means the depositary with respect to the ADSs, which as of the date hereof is BNY Mellon

(h)   “Effectiveness Deadline” means, with respect to the Registration Statement, the end of the Lock-Up Period; provided, however, that if the Effectiveness Deadline falls on a Saturday, Sunday or other day that the Commission is closed for business, the Effectiveness Deadline shall be extended to the next Trading Day on which the Commission is open for business.

(i)  “Exchange Act” means the Securities Exchange Act of 1934, as amended.

(j)  “Filing Deadline” means, with respect to the Registration Statement required to be filed pursuant to Section 2(a), 120 calendar days prior to the end of the Lock-Up Period.

(k)   “Form F-3” means such form under the Securities Act as in effect on the date hereof or any successor or similar registration form under the Securities Act subsequently adopted by the SEC which permits inclusion or incorporation of substantial information by reference to other documents filed by the Company with the SEC.

(l)  “Governmental Authority” means any (a) nation, region, state, county, city, town, village, district or other jurisdiction, (b) federal, state, local, municipal, foreign or other government, (c) department, agency or instrumentality of a federal, state, local, municipal, foreign or other government, including any state-owned or state controlled instrumentality of a foreign or other government, (d) governmental or quasi-governmental entity of any nature (including any governmental agency, branch, department or other entity and any court or other tribunal), (e) international or multinational organization formed by states, governments or other international organizations, (f) organization that is designated by executive order pursuant to Section 1 of the United States International Organizations Immunities Act (22 U.S.C. 288 of 1945), as amended, and the rules and regulations promulgated thereunder or (g) other body (including any industry or self-regulating body) exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police or regulatory authority or power of any nature.

(m)  “Hedging Arrangement” means any transaction or arrangement, including through the creation, purchase or sale of any security, including any security-based swap, swap, cash-settled option, forward sale agreement, exchangeable note, total return swap or other derivative, in each case, the effect of which is to hedge the risk of owning Kitov Securities.

(n)   “Holder” means any person owning of record the Kitov Securities, that has executed and delivered to the Company this Agreement at or prior to the Closing with respect to such Kitov Securities.

(o)   “Incumbent Directors” means (a) the Current Directors, (b) new directors nominated or appointed by a majority of the Current Directors and (c) other directors nominated or appointed by a majority of the Current Directors and other Incumbent Directors.

(p)   “Israeli Companies Law” means the Israeli Companies Law, 5759-1999, as amended from time to time, including regulations thereunder and successor provisions and regulations thereto.

(q)   “Israeli Securities Laws” means the Israeli Securities Law, 5728-1968, the rules and regulations promulgated under thereunder, and any listing rules and regulations of the TASE.

(r)  “Lock-Up Period” means, the 12-month period commencing on the date of issuance of the Kitov Securities; provided, however, that notwithstanding anything to the contrary herein, during the period following 6 months after the date of issuance of the Kitov Securities and until the end of the such 12-month period, the Holder will be allowed to sell Kitov Securities, subject to any statutory resale restrictions or limitations, including as such may apply to shares held by affiliates of the Company, but only if (i) the Company has not publicly announced clinical data related to FameWave Ltd.’s products, and (ii) the market price for Company ADSs on NASDAQ at the close of the preceding trading day was above $3 per ADS.

(s)  “Ordinary Shares” means the ordinary shares of the Company, no par value.

(t)  “Ordinary Share Equivalents” means (i) in the case of an Ordinary Share, one Ordinary Share or (ii) in the case of an ADS, the number of Ordinary Shares represented by such ADS. For purposes of calculating the number of Ordinary Share Equivalents outstanding, Ordinary Shares underlying ADSs shall not be counted separately as being outstanding (i.e., such Ordinary Shares shall be counted only once).

(u)   “Permitted Transferee” means the Holder and any direct or indirect wholly owned Subsidiary of the Shareholder or another entity under common control with the Shareholder; provided that if any such transferee of Kitov Securities ceases to be a direct or indirect wholly owned Subsidiary of the Holder or another entity under common control with the Holder, (a) such transferee shall, and the Holder shall procure that such transferee shall, immediately Transfer back the transferred Shares to the applicable transferor, or, if such transferor by that time is no longer a Permitted Transferee, to the Holder, as if such Transfer of such Kitov Securities had not taken place ab initio, and (b) the Company shall no longer, and shall instruct its transfer agent, Israeli registration company, the Depositary and other third parties to no longer, record or recognize such Transfer of such Kitov Securities on the shareholders’ register and/or register of convertible securities of the Company and/or the register of ADS holders of the Depositary.

(v)   “Person” means any individual, sole proprietorship, partnership, limited liability company, joint venture, trust, unincorporated association, corporation, firm or other entity or group (as defined in the Exchange Act) or any Governmental Authority.

(w)  “Prospectus” means the prospectus included in a Registration Statement (including, without limitation, a prospectus that includes any information previously omitted from a prospectus filed as part of an effective registration statement in reliance upon rules promulgated under the Securities Act), as amended or supplemented by any prospectus supplement, with respect to the terms of the offering of any portion of the Registrable Shares covered by a Registration Statement, and all other amendments and supplements to the Prospectus, including post-effective amendments, and all material incorporated by reference or deemed to be incorporated by reference in such Prospectus.

(x)   “Registrable Shares” means the shares of Common Stock underlying any Kitov Securities held by the Holder that are issued and outstanding represented by ADS; provided, that any such shares of Common Stock shall cease to be Registrable Shares on the date which such shares of Common Stock would be able to be sold or otherwise transferred, without volume or manner-of-sale restrictions, pursuant to either (i) SEC Rule 144 in the absence of any Registration (as defined herein), or (ii) any other applicable rule permitting such shares of Common Stock to be sold or otherwise transferred, in any Trading Market, without volume or manner-of-sale restrictions.

(y)   “Registration Expenses” means all expenses incurred by the Company in complying with Section 2.1 hereof, including, without limitation, all registration and filing fees, printing expenses, fees and disbursements of counsel for the Company, blue sky fees and expenses and the expense of any special audits incident to or required by any such registration (but excluding any transfer taxes, and Selling Expenses applicable to the sale).

(z)  “SEC” or “Commission” means the Securities and Exchange Commission.

(aa)   “SEC Rule 144” means Rule 144 promulgated by the SEC under the Securities Act.

(bb)  “Securities Act” means the Securities Act of 1933, as amended.

(cc)   “Securities Laws” means the Securities Act, the Exchange Act and the Israeli Securities Laws.

(dd)  “Selling Expenses” means all discounts and selling commissions applicable to the sale.

(ee)   “Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, association or business entity of which a majority of the total voting power or control of such entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof.

(ff)  “Trading Day” means a day on which a Trading Market is open for trading.

(gg)  “Trading Market” has the meaning set forth in the SPA

6.2   Any other term used in this Agreement and not otherwise defined shall have the meaning ascribed to such term in the SPA.

ARTICLE 7 REGISTRATION; RESTRICTIONS ON TRANSFER.

7.1   Registration.

(a)  On or prior to the Filing Deadline, the Company shall prepare and file with the SEC a registration statement (including any related prospectus, amendments and supplements to such registration statement, and including pre- and post-effective amendments, and all exhibits and all material incorporated by reference in such registration statement, the “Registration Statement”) to register, in accordance with the Securities Act, a number of shares of Common Stock represented by ADS equal to the number of Registrable Shares (a “Registration”). The Registration Statement shall be on Form F-3 (except if the Company is then ineligible to register for resale the Registrable Shares on Form F-3, in which case such registration shall be on such other form available to register for resale the Registrable Shares as a secondary offering) subject to the provisions of Section 2.1(c). Notwithstanding the registration obligations set forth in this Section 2.1, in the event the SEC informs the Company that all of the Registrable Shares cannot, as a result of the application of Rule 415 promulgated under the Securities Act, as such Rule may be amended from time to time, be registered for resale as a secondary offering on a single registration statement, the Company agrees to promptly (i) inform the Holder thereof and use its commercially reasonable efforts to file amendments to the Registration Statement as required by the SEC and/or (ii) withdraw the Registration Statement and file an alternative registration statement (the “Alternative Registration Statement”), in either case, covering the maximum number of Registrable Shares permitted to be registered by the SEC on Form F-3 or such other form available to register for resale the Registrable Shares as a secondary offering; provided, however, that prior to filing such amendment or Alternative Registration Statement, the Company shall be obligated to use its commercially reasonable efforts to advocate with the SEC for the registration of all of the Registrable Shares in accordance with the SEC Guidance. Any Registrable Shares excluded or withdrawn from such Registration Statement shall be withdrawn from the Registration and the Company shall have no obligation to register such securities with the SEC in such Registration but subject to the subsequent efforts set forth below. For the avoidance of doubt, the Holder is not entitled to participate in any registration of the Company’s capital stock other than a registration resulting from this Section 2.1. In the event the Company amends the Registration Statement or files an Alternative Registration Statement, as the case may be, under clauses (i) or (ii) above, the Company will use its commercially reasonable efforts to file with the Commission, as promptly as allowed by Commission or SEC Guidance provided to the Company or to registrants of securities in general, one or more registration statements on Form F-3 or such other form available to register for resale those Registrable Shares that were not registered for resale on the Registration Statement, as amended, or the Alternative Registration Statement, as amended (the “Remainder Registration Statements”).

(b)   The Company shall use its commercially reasonable efforts to cause the Registration Statement to be declared effective by the Commission as soon as practicable and, with respect to the Registration Statement or the Alternative Registration Statement, as applicable, no later than the Effectiveness Deadline, and shall use its commercially reasonable efforts to and keep such Registration Statement effective for at least 12 months (or such shorter period as will terminate when all the Kitov Securities covered by the Registration Statement have been sold or withdrawn) (the “Effectiveness Period”). The Company, in its sole discretion, may deregister all shares that are no longer Registrable Shares. The Company shall telephonically request effectiveness of the Registration Statement as of 4:00 P.M. New York City time on a Trading Day. The Company shall promptly notify the Holder via facsimile or electronic mail file of the effectiveness of the Registration Statement within three (3) Trading Days that the Company telephonically confirms effectiveness with the SEC. The Company shall, by 5:30 P.M. New York City time on the second Trading Day after the Effective Date, file a final Prospectus with the SEC, as required by Rule 424(b) promulgated under the Securities Act.

(c)  In the event that Form F-3 is not available for the registration of the resale of Registrable Shares hereunder, the Company shall use commercially reasonable efforts to (i) register the resale of the Registrable Shares on another appropriate form and (ii) undertake to register the Registrable Shares on Form F-3 after such form is available, provided that the Company shall maintain the effectiveness of the Registration Statement then in effect until such time as a Registration Statement on Form F-3 covering the Registrable Shares has been declared effective by the SEC.

(d)   The Holder agrees to furnish to the Company the information set forth in the investor questionnaire (the “Seller Questionnaire”) delivered to the Holder by the Company. The Company will notify the Holder of any information the Company requires from that Holder other than the information contained in the Seller Questionnaire, if any, which shall be completed and delivered to the Company promptly upon request and, in any event, within two (2) Trading Days after such notification. The Holder further agrees that it shall not be entitled to be named as a selling security holder in the Registration Statement or use the Prospectus for offers and resales of Registrable Shares at any time, unless the Holder has returned to the Company a completed and signed signature page to this Agreement, a completed Seller Questionnaire and a response to any requests for further information as described in the previous sentence. The Company has no obligation to include the Holder as a selling security holder in the Registration Statement or any pre-effective or post-effective amendment or supplement thereto or to include (to the extent not theretofore included) in the Registration Statement the Registrable Shares identified in such request for further information. The Holder acknowledges and agrees that the information provided by the Holder in the Seller Questionnaire or in any request for further information as described in this Section 2(d) will be used by the Company in the preparation of the Registration Statement and hereby consents to the inclusion of such information in the Registration Statement.

(e)  If the Company intends to distribute the Registrable Shares by means of an underwriting or best efforts placement, then unless the Stockholders Representative requests in writing not to distribute the Registrable Shares by means of an underwriting or best efforts placement, it shall have sole discretion to select such underwriters or placement agent. In such event, the right of the Holder to include its Registrable Shares in such Registration shall be conditioned upon the Holder’s participation in such underwriting or best efforts placement and the inclusion of the Holder’s Registrable Shares in the underwriting to the extent provided herein. Any Registrable Shares excluded or withdrawn from such underwriting or best efforts placement shall be withdrawn from the Registration.

(f)  For avoidance of doubt, and notwithstanding anything which may be stated elsewhere is this Agreement or in the SPA, it is clarified and agreed by the holder that the provisions of Section 10.7 of the SPA, including, inter alia, any limitations set forth therein, shall apply to this Agreement.

7.2   Registration Procedures. In connection with the Company’s registration obligations hereunder, the Company shall use its commercially reasonable efforts to:

(a)  Cause its officers and directors, counsel and independent registered public accountants to respond to such inquiries as shall be necessary, in the reasonable opinion of the Company, to conduct a reasonable investigation within the meaning of the Securities Act.

(b)   Not less than five (5) Trading Days prior to the filing of each Registration Statement and not less than one (1) Trading Day prior to the filing of any related pre-effective Prospectus or any pre-effective amendment or pre-effective supplement thereto (including any document that would be incorporated or deemed to be incorporated therein by reference), the Company shall (i) furnish to each Holder copies of all such documents proposed to be filed, which documents (other than those incorporated or deemed to be incorporated by reference) will be subject to the review of such Holder, and (ii) cause its officers and directors, counsel and independent registered public accountants to respond to such inquiries as shall be necessary, in the reasonable opinion of respective counsel to each Holder, to conduct a reasonable investigation within the meaning of the Securities Act. Notwithstanding the above, the Company shall not be obligated to provide the Holders advance copies of any (i) universal shelf registration statement registering securities in addition to those required hereunder, or any Prospectus prepared thereto or (ii) any post-effective amendments, supplements or prospectuses. The Company shall not file a Registration Statement or any such Prospectus or any amendments or supplements thereto to which the Stockholders Representative shall reasonably object in good faith, provided that, the Company is notified of such objection in writing no later than five (5) Trading Days after the Holders have been so furnished copies of a Registration Statement or one (1) Trading Day after the Holders have been so furnished copies of any related pre-effective Prospectus or amendments or supplements thereto.

(c)  (i) Prepare and file with the SEC such amendments (including post-effective amendments) and supplements, to the Registration Statement and the Prospectus used in connection therewith as may be necessary to keep such Registration Statement continuously effective as to the applicable Registrable Shares for its Effectiveness Period; (ii) cause the related Prospectus to be amended or supplemented by any required Prospectus supplement (subject to the terms of this Agreement), and, as so supplemented or amended, to be filed pursuant to Rule 424 promulgated under the Securities Act; (iii) respond as promptly as reasonably practicable to any comments received from the SEC with respect to the Registration Statement or any amendment thereto and, as promptly as reasonably possible, provide the Holder true and complete copies of all correspondence from and to the Commission relating to such Registration Statement that pertains to the Holder as “Selling Stockholders” but not any comments that would result in the disclosure to the Holder of material and non-public information concerning the Company; and (iv) comply with the provisions of the Securities Act and the Exchange Act with respect to the disposition of all Registrable Shares covered by the Registration Statement until the Expiration Date (subject to the terms of this Agreement) in accordance with the intended methods of disposition by the Holder thereof as set forth in such Registration Statement as so amended or in such Prospectus as so supplemented; provided, however, that if the Holder effects an out of market sale, the Holder shall be responsible for the delivery of the Prospectus to the Persons to whom such Holder sells any Registrable Shares the Holder agrees to dispose of Registrable Shares in compliance with the “Plan of Distribution” described in the Registration Statement (which shall be in substantially the form attached hereto as Annex A) and otherwise in compliance with applicable federal, state and applicable foreign securities laws. In the case of amendments and supplements to a Registration Statement which are required to be filed pursuant to this Agreement (including pursuant to this Section 2.2(b)) by reason of the Company filing Annual Reports on Form 20-F or Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K or Form 6-k or any analogous report under the Exchange Act, the Company shall have incorporated such report by reference into such Registration Statement, if applicable, or shall file such amendments or supplements with the SEC as promptly as reasonably practicable.

(d)   Notify, as promptly as reasonably practicable, the Holder of Registrable Shares covered by such Registration Statement at any time when a prospectus relating thereto is required to be delivered under the Securities Act of the happening of any event as a result of which the prospectus included in such Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing. The Company will use commercially reasonable efforts to amend or supplement such prospectus in order to cause such prospectus not to include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing.

(e)  Avoid the issuance of, or, if issued, obtain the withdrawal of (i) any order suspending the effectiveness of a Registration Statement, or (ii) any suspension of the qualification (or exemption from qualification) of any of the Registrable Shares for sale in any jurisdiction, as soon as practicable.

(f)  If requested by the Holder, furnish to the Holder, without charge, at least one conformed copy of each Registration Statement and each amendment thereto and all exhibits to the extent requested by such person (including those previously furnished or incorporated by reference) promptly after the filing of such documents with the SEC; provided, that the Company shall have no obligation to provide any document pursuant to this clause that is available on the SEC’s EDGAR system.

(g)   Prior to any resale of Registrable Shares by the Holder, register or qualify or cooperate with the selling Holder in connection with the registration or qualification (or exemption from the registration or qualification) of such Registrable Shares for the resale by the Holder under the securities or Blue Sky laws of such jurisdictions within the United States as any Holder reasonably requests in writing, to keep each registration or qualification (or exemption therefrom) effective during the Effectiveness Period and to do any and all other acts or things reasonably necessary to enable the disposition in such jurisdictions of the Registrable Shares covered by each Registration Statement; provided, however that the Company shall not be required to qualify generally to do business in any jurisdiction where it is not then so qualified, subject the Company to any material tax in any such jurisdiction where it is not then so subject or file a general consent to service of process in any such jurisdiction.

(h)   If requested by the Holder, cooperate with such Holder to facilitate the timely preparation and delivery of certificates or book-entry statements representing Registrable Shares to be delivered to a transferee pursuant to the Registration Statement.

(i)  Cooperate with any registered broker through which a Holder proposes to resell its Registrable Shares in effecting a filing with Financial Industry Regulatory Authority (“FINRA”) pursuant to FINRA Rule 2710 as requested by any such Holder; provided, however, that the Holder shall pay the filing fee required.

7.3   Expenses of Registration. Except as specifically provided herein, all Registration Expenses incurred in connection with any Registration, qualification or compliance pursuant to Section 2.1 herein shall be borne by the Company. All Selling Expenses incurred in connection with any Registration hereunder, shall be borne by the Holders.

7.4   Delay of Registration; Agreement to Furnish Information; Suspension of Sales.

(a)  It shall be a condition precedent to the obligations of the Company to take any action pursuant to Section 2.1 that the selling Holder shall furnish to the Company such information regarding themselves and the Registrable Shares held by them as shall be required to effect the Registration of their Registrable Shares, including but not limited to the information required pursuant to Section 2.1(d). The Holder acknowledges and agrees that the information provided to the Company will be used by the Company in the preparation of the Registration Statement and hereby consents to the inclusion of such information in the Registration Statement.

(b)   In addition to this Agreement, the Holder agrees to execute and deliver such other agreements as may be reasonably requested by the Company or the underwriter or placement agent that are consistent with the Holder’s obligations under Section 2.7 below or that are necessary to give further effect thereto, including but not limited to powers of attorney and the Seller Questionnaire. The Company may impose stop-transfer instructions with respect to the shares of Common Stock subject to the foregoing restriction until one hundred eighty (180) calendar days following the effective date of the Registration Statement.

(c)  Each Holder agrees that any transferee who has become such other than pursuant to the Registration Statement of any shares of Registrable Shares shall be bound by this Section 2.4 and Section 2.7. The underwriters or placement agents of the Company’s stock are intended third party beneficiaries of this Section 2.4 and Section 2.7 and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto.

(d)   The Company may require the selling Holder to furnish to the Company a certified statement as to (i) the number of shares of Common Stock beneficially owned by the Holder and any affiliate thereof, (ii) any FINRA affiliations, (iii) any natural persons who have the power to vote or dispose of the Common Stock and (iv) any other information as may be requested by the Commission, FINRA or any state securities commission.

(e)  Upon notification by the Company pursuant to Section 2.2(c), the Holder shall suspend all transactions under the Registration Statement until such time as the Company has amended or supplemented such Registration Statement in accordance with its obligations under Section 2.2(c).

7.5   Assignment of Registration Rights. The rights to cause the Company to register Registrable Shares pursuant to Section 2.1 may be assigned by the Holder to a transferee or assignee of Registrable Shares (for so long as such shares remain Registrable Shares) that (a) is a subsidiary, parent, general partner, limited partner, retired partner, member or retired member, or stockholder of a Holder that is a corporation, partnership or limited liability company or (b) is a Holder’s family member or trust for the benefit of an individual Holder; provided, however, (i) the transferor shall, prior to consummating such transfer, furnish to the Company written notice of the name and address of such transferee or assignee and the Securities with respect to which such registration rights are being assigned, (ii) such transferee shall agree to be subject to all restrictions and obligations set forth in this Agreement and (iii) such transferee shall agree not to sell such Registrable Shares under the Registration Statement until such time as the Company has concluded that the transferee is eligible to sell such Registrable Shares under the Registration Statement.

7.6   Market Stand-Off Agreement. If requested by an underwriter or placement agent, the Holder hereby agrees that such Holder shall not sell, transfer, make any short sale of, grant any option for the purchase of, or enter into any hedging or similar transaction with the same economic effect as a sale, any Common Stock of the Company held by the Holder for a period specified by the representative of the underwriters or placement agents of Common Stock of the Company not to exceed one hundred twenty (120) calendar days following the effective date of a Registration Statement of the Company covering the primary issuance by the Company of equity securities of the Company filed under the Securities Act.

ARTICLE 8 TRANSFER RESTRICTIONS

8.1   Restrictions on Transfer. The right of the Holder and its Affiliates to directly or indirectly, in any single transaction or series of related transactions, sell, assign, pledge, hypothecate or otherwise transfer (or enter into any Contract or other obligation regarding the future sale, assignment, pledge or transfer of) beneficial ownership of (each, a “Transfer”) any Consideration Shares and Kitov Options is subject to the restrictions set forth in this Section 3, and no Transfer of Consideration Shares or Kitov Options by the Holder or any of its Affiliates may be effected except in compliance with this Section 3. Any attempted Transfer in violation of this Agreement shall be of no effect and null and void, regardless of whether the purported transferee has any actual or constructive knowledge of the Transfer restrictions set forth in this Agreement, and shall not be recorded on the stock transfer books of the Company or the Depositary of the Company’s ADSs or any local custodian or transfer agent.

8.2   The Holder shall not directly or indirectly, in any single transaction or series of related transactions, Transfer any Consideration Shares during the Lock-Up Period without the prior written consent of the Company, other than:

(i)  a Transfer of any Kitov Securities in response to a tender or exchange offer by any Person or any acquisition, merger or merger-type transaction that has been approved or recommended by the Board (unless a representative of the Incumbent Directors has informed the Holder in writing that a majority of directors at the time of such approval or recommendation are not Incumbent Directors) or a Transfer of Consideration Shares permitted by Section 3.2(c)3.2 ;

(ii)  a Transfer of Consideration Shares to the Company or a Subsidiary of the Company;

(iii)  a Transfer of Consideration Shares to a Permitted Transferee, so long as such Permitted Transferee, to the extent it has not already done so, executes a customary joinder to this Agreement, in form and substance reasonably acceptable to the Company, in which such Permitted Transferee agrees to be bound by the terms of this Agreement as if such Permitted Transferee was an original party hereto;

(iv)   a Transfer of Consideration Shares as a result of any acquisition of outstanding stock of Holder (by merger, consolidation or otherwise) or any sale of all or substantially all of the assets of Holder; provided that any such Transfer that would result in any Person becoming the ultimate parent entity of the Holder (such that the Holder is a direct or indirect Subsidiary of another Person or all or substantially all of the Holder’s assets have been acquired by another Person) shall be subject to Section 4.2;

(v)   a Transfer by operation of law or by an order of a court or regulatory agency;

provided, in each case, that any such Transfer is made in accordance with all applicable Laws.

(b)   Following the Lock-Up Period, the Holder shall be entitled to Transfer the applicable Consideration Shares in its sole discretion, and provided that Holder shall not directly or indirectly, in any single transaction or series of related transactions, Transfer any Kitov Securities other than in accordance with all applicable Laws and the other terms and conditions of this Agreement.

(c)   Notwithstanding anything to the contrary herein, nothing in this Agreement will prohibit the Holder from agreeing to, and from Transferring, or causing or permitting the Transfer of, any Consideration Shares in connection with, any “special tender offer” under Chapter Two of Part VIII of the Israeli Companies Law or any acquisition, merger or merger-type transaction with respect to which the Board has determined not to express or make a recommendation (whether in favor or against), unless the Incumbent Directors have informed the Holder in writing that a majority of directors at the time of such approval or recommendation are not Incumbent Directors.

(d)   The entry by the Holder into a Hedging Arrangement with respect to any Consideration Shares shall be deemed to be a Transfer of such Consideration Shares for purposes of this Agreement and shall be subject to the provisions of this Section 3.

ARTICLE 9 MISCELLANEOUS.

9.1   Governing Law. This Agreement will be construed and enforced in accordance with, and will be governed exclusively by, the internal Laws of the State of Israel, without giving effect to any Law or rule that would cause the Laws of any jurisdiction other than the State of Israel to be applied.

9.2   Successors and Assigns. Nothing in this Agreement will limit the ability of the Company to assign its rights or obligations hereunder in connection with a merger, consolidation, combination, reorganization or similar transaction or the transfer, sale, lease, conveyance or disposition of all or substantially all of its assets. The Holder will not enter into any transaction pursuant to which any Person would become its ultimate parent entity (such that the Holder is a direct or indirect Subsidiary of another Person or all or substantially all of the Holder’s assets have been acquired by another Person) without causing such Person to assume all of the Holder’s obligations under this Agreement effective as of the consummation of such transaction. Any attempted assignment in violation of this Section 5.2 will be void ab initio. Except as otherwise expressly provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the parties hereto and their respective successors, assigns, heirs, executors, and administrators and shall inure to the benefit of and be enforceable by each person who shall be a holder of Registrable Shares from time to time; provided, however, that prior to the receipt by the Company of adequate written notice of the transfer of any Registrable Shares specifying the full name and address of the transferee, the Company may deem and treat the person listed as the holder of such shares in its records as the absolute owner and holder of such shares for all purposes, including the payment of dividends or any redemption price. For as long at the relevant securities are subject to transfer restrictions set forth in Section 3 above, before the Company records a stock transfer on its corporate record books or issues shares of its capital stock to any person following such transfer or issuance and such person is not a party to this Agreement, such person shall be required to first execute and deliver to the Company a counterpart signature page to this Agreement pursuant to which such person agrees to be bound by all of the terms and conditions of this Agreement (as it may have been amended), and the failure of any such person to do so shall preclude the Company from recording such a transfer or issuance on its corporate record books.

9.3   Entire Agreement. This Agreement, and the other documents delivered pursuant thereto, constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof and no party shall be liable or bound to any other in any manner by any oral or written representations, warranties, covenants and agreements with respect to the subject matter hereof except as specifically set forth herein and therein. Each party expressly represents and warrants that with respect to the subject matter of this Agreement it is not relying on any oral or written representations, warranties, covenants or agreements outside of this Agreement.

9.4   Severability. If any provision of this Agreement, or the application of such provision to any person or circumstance, shall be held invalid by a court of competent jurisdiction, the remainder of this Agreement, or the application of such provision to persons or circumstances other than those to which it is held invalid by such court, shall not be affected thereby.

9.5   Amendment and Waiver. Except as otherwise expressly provided, this Agreement may be amended or modified only upon the written consent of the Company and the Stockholders Representative (and if for any reason there is no Stockholder Representative at such time, by Sellers holding at least a majority of the capital stock of the Company held in aggregate by the Sellers on the Closing Date).

9.6   Delays or Omissions. It is agreed that no delay or omission to exercise any right, power, or remedy accruing to any party, upon any breach, default or noncompliance by another party under this Agreement shall impair any such right, power, or remedy, nor shall it be construed to be a waiver of any such breach, default or noncompliance, or any acquiescence therein, or of any similar breach, default or noncompliance thereafter occurring. It is further agreed that any waiver, permit, consent, or approval of any kind or character on any party’s part of any breach, default or noncompliance under the Agreement or any waiver on such party’s part of any provisions or conditions of this Agreement must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement, by law, or otherwise afforded to any party, shall be cumulative and not alternative.

9.7   Notices. Any notice or other communication given hereunder shall be deemed sufficient if sent in accordance with the Notice provisions of the SPA.

9.8   Titles and Subtitles. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

9.9   Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but such counterparts together shall constitute one and the same instrument. Delivery of executed signature pages hereof by facsimile transmission or pdf shall constitute effective and binding execution and delivery of this Agreement.

9.10  Pronouns. All pronouns contained herein, and any variations thereof, shall be deemed to refer to the masculine, feminine or neutral, singular or plural, as to the identity of the parties hereto may require.

By signing below, the undersigned acknowledges its obligation to comply, and agrees that it will comply, with the provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M, in connection with any offering of Registrable Securities pursuant to the Registration Statement (including any Alternative Registration Statement).

The undersigned hereby acknowledges and is advised of the following Interpretation A.65 of the July 1997 SEC Manual of Publicly Available Telephone Interpretations regarding short selling:

“An Issuer filed a Form S-3 registration statement for a secondary offering of common stock which is not yet effective. One of the selling stockholders wanted to do a short sale of common stock “against the box” and cover the short sale with registered shares after the effective date. The issuer was advised that the short sale could not be made before the registration statement become effective, because the shares underlying the short sale are deemed to be sold at the time such sale is made. There would, therefore, be a violation of Section 5 if the shares were effectively sold prior to the effective date.”

By returning an executed copy of this Agreement, the undersigned will be deemed to be aware of the foregoing interpretation and to have confirmed that, to the best of the undersigned’s knowledge and belief, the foregoing statements (including without limitation the answers to this Acknowledgment, Notice and Questionnaire) are true, correct and complete.

Plan of Distribution:

The undersigned has reviewed the form of Plan of Distribution attached as Annex A to this Agreement, and hereby confirms that, except as set forth below, the information contained therein regarding the undersigned and its plan of distribution is correct and complete.

State any exceptions here:

IN WITNESS WHEREOF the undersigned, by authority duly given, has caused this Agreement to be executed and delivered either in person or by its duly authorized agent.

[Holder]

Signature

Name Typed or Printed

Title (if Seller is an Entity)

AGREED AND ACCEPTED:

KITOV PHARMA LTD.

By:

Name:

Title:

Dated: _____________________, 2019

ANNEX A

PLAN OF DISTRIBUTION

We are registering the securities issued to the selling stockholders to permit the resale of these securities by the holders thereof from time to time after the date of this prospectus, pursuant to the provisions of the Lock-Up and Registration Rights Agreement. As used in this Prospectus, “selling stockholders” includes donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other permitted transfer.

We will not receive any of the proceeds from the sale by the selling stockholders of the securities. We will bear all fees and expenses incident to our obligation to register the securities.

The selling stockholders may sell all or a portion of the securities beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the securities are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. The securities may be sold on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale, in the over-the-counter market or in transactions otherwise than on these exchanges or systems or in the over-the-counter market and in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions. The selling stockholders may use any one or more of the following methods when selling shares:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

●	broker-dealers may agree with the selling stockholders to sell a specified number of such securities at a stipulated price per share;

●	through the writing or settlement of options or other hedging transactions, whether such options are listed on an options exchange or otherwise;

●	a combination of any such methods of sale; and

●	any other method permitted pursuant to applicable law.

The selling stockholders also may resell all or a portion of the securities in open market transactions in reliance upon Rule 144 under the Securities Act, as permitted by that rule, or Section 4(1) under the Securities Act, if available, rather than under this prospectus, provided that they meet the criteria and conform to the requirements of those provisions.

Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in sales. If the selling stockholders effect such transactions by selling securities to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the securities for whom they may act as agent or to whom they may sell as principal. Such commissions will be in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction will not be in excess of a customary brokerage commission in compliance with FINRA Rule 2121; and in the case of a principal transaction a markup or markdown in compliance with FINRA Rule 2121.01.

In connection with sales of the securities or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging in positions they assume. The selling stockholders may also sell securities short and if such short sale shall take place after the date that this Registration Statement is declared effective by the Commission, the selling stockholders may deliver securities covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholders may also loan or pledge securities to broker-dealers that in turn may sell such shares, to the extent permitted by applicable law. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). Notwithstanding the foregoing, the selling stockholders have been advised that they may not use shares registered on this registration statement to cover short sales of our common stock made prior to the date the registration statement, of which this prospectus forms a part, has been declared effective by the SEC.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the securities owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the securities from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the securities in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker-dealer or agents participating in the distribution of the securities may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act in connection with such sales. In such event, any commissions paid, or any discounts or concessions allowed to, any such broker-dealer or agent and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Selling Stockholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the applicable prospectus delivery requirements of the Securities Act including Rule 172 thereunder and may be subject to certain statutory liabilities of, including but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

Each selling stockholder has informed the Company that it is not a registered broker-dealer and does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the securities. Upon the Company being notified in writing by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such selling stockholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such the securities were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction. In no event shall any broker-dealer receive fees, commissions and markups, which, in the aggregate, would exceed eight percent (8.0%).

Under the securities laws of some states, the securities may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the securities may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with. Subject to the terms of the Registration Rights Agreement, the Company has no obligation to qualify the resale of any shares in any particular state.

There can be no assurance that any selling stockholder will sell any or all of the securities registered pursuant to the shelf registration statement, of which this prospectus forms a part.

Each selling stockholder and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, to the extent applicable, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the securities by the selling stockholder and any other participating person. To the extent applicable, Regulation M may also restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities with respect to the shares of Common Stock. All of the foregoing may affect the marketability of the securities and the ability of any person or entity to engage in market-making activities with respect to the shares of Common Stock.

We will pay all expenses of the registration of the securities pursuant to the registration rights agreement, including, without limitation, Securities and Exchange Commission filing fees and expenses of initial compliance with state securities or “blue sky” laws; provided, however, that each selling stockholder will pay all underwriting discounts and selling commissions, if any and any related legal expenses incurred by it.

ESCROW AGREEMENT

THIS ESCROW AGREEMENT (this “Escrow Agreement”) dated as of March 14, 2019 by and among Kitov Pharma Ltd. (“Buyer”), M. Arkin (1999) Ltd. the “Stockholders Representative”), Famewave Ltd. (the “Company”) and Altshuler Shaham Trusts Ltd., as escrow agent (the “Escrow Agent”).

RECITALS

Pursuant to the Stock Purchase Agreement to which this Escrow Agreement is attached as an exhibit (the “Purchase Agreement”) by and among the parties, the Buyer agreed to deposit certain amounts as well as documents in escrow in order to secure certain obligations set forth in the Purchase Agreement. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed thereto in the Purchase Agreement.

NOW, THEREFORE, the parties agree as follows:

SECTION 1.    Escrowed Funds and Documents Subject to Escrow Agreement. The Escrow Agent hereby agrees to act as escrow agent subject to the terms of this Escrow Agreement.

(a)   Simultaneously with the execution hereof, the Buyer will deposit $2,000,000 in the bank account listed in Schedule A, account specifically established for the Escrowed Funds (the “Escrow Account”) (such amounts, the “Escrowed Funds”). The Escrow Agent shall accept delivery of, hold and safeguard the Escrowed Funds in the Escrow Account pursuant to the terms hereof. The Escrow Account and any interest or other income earned from the investment in any account of the Escrowed Funds or any portion thereof (the “Earnings”) shall not be subject to any lien, attachment, trustee process or any other judicial process of any creditor of any party hereto. The Escrowed Funds shall include all Earnings thereon; and

(b)   Simultaneously with the execution of the Purchase Agreement, the Stockholders Representative shall deposit with the Escrow Agent powers of attorney and transfer deeds by the Sellers with respect to the implementation of Sections 8.6(a) and 8.6(b) of the Purchase Agreement.

SECTION 2.    Investment of Escrowed Funds.

(a)   The Escrowed Funds shall be invested by the Escrow Agent in Permitted Investments, unless provided with explicit written instructions by the Buyer and the Stockholders Representative. The term “Permitted Investments” means the following investment: an interest deposit with funds available for withdrawal on a monthly basis. Until disbursement pursuant to the terms hereof, Earnings on the Escrowed Funds will be deposited into the Escrow Account and invested and reinvested with the Escrowed Funds in the Escrow Account.

(b)   The Escrow Agent is hereby authorized and directed to redeem any Permitted Investments as is necessary to make any payments or distributions required under this Escrow Agreement. The Escrow Agent shall have no responsibility or liability for any loss which may result from any investment or sale of investment made in accordance with this Escrow Agreement unless such losses result from the Escrow Agent’s gross negligence or willful misconduct. The parties acknowledge that the Escrow Agent is not providing investment supervision, recommendations, or advice related thereto.

SECTION 3.    Release of Escrowed Funds and/or Documents.

The Escrowed Funds shall be held in escrow until released upon the following events (the period of time during which Escrowed Funds are held is referred to herein as the “Escrow Period”):

(a)   In the event that prior to August 31, 2019, the Stockholders Representative provides the Escrow Agent with a written notice, with a copy sent to Buyer, stating that all conditions to the closing of the Reversion Agreement, other than payment of consideration by Company and receipt of certain tangible transferred assets which are to be delivered by Merck Sharp & Dohme Corp. to Company following the payment of such consideration pursuant to the Reversion Agreement, have been satisfied, and such closing is to take place (the “Reversion Agreement Closing Notice”), the Escrow Agent shall transfer within 2 business days (in which such wire transfer can be made) from the receipt of the Stockholders Representative’s notice (or 2 business days from the deposit of the Escrowed Funds in the specific transaction account, whichever is later) such amount of Escrowed Funds and respective Earnings equal to the consideration payable to Merck Sharp & Dohme Corp., as designated by the Stockholders Representative to the Company, as a loan from Buyer to Company (repayable or convertible into equity upon and subject to the terms of Section 8.6 of the Purchase Agreement) who will then remit part of the Escrowed Funds to cCAM Biotherapeutics Limited in order to pay the amount due to Merck Sharp & Dohme Corp. under the Reversion Agreement. In addition, in the event that prior to August 31, 2019, the Stockholders Representative provides the Escrow Agent with a written notice, with a copy sent to Buyer, stating that Permitted Loans have been provided to the Company, then within 7 business days from the receipt of the Stockholders Representative’s notice, the Escrow Agent shall transfer the amount stated by the Stockholders Representative directly to the lenders which made Permitted Loans as repayment for such Permitted Loans, all in accordance with the specific instructions of the Stockholders Representative, and will transfer any excess Escrowed Funds and Earnings to the Buyer.

(b)   In the event that by August 31, 2019, the Stockholders Representative did not previously provide the Escrow Agent with a Reversion Agreement Closing Notice, then within 7 business days of August 31, 2019, the Escrow Agent shall transfer to the Buyer the Escrowed Funds and respective Earnings, unless instructed otherwise by the Buyer.

(c)   In each of the foregoing cases, transfer of Escrowed Funds shall be done following the reception of all the information and documents required by the Trustee in order to transfer the funds and following deduction of all bank fees and account closing expenses.

(d)   Notwithstanding anything to the contrary hereunder, the Escrow Agent will withhold from the Escrowed Funds (or any portion thereof) released to any person any and all taxes which are required to be withheld in order to comply with Israeli tax laws, unless such recipient person provides the Escrow Agent, prior to any such payment, with a valid approval (issued by the Israeli Tax Authorities) of an exemption from such withholding tax (or a reduced rate of withholding) to the satisfaction the Escrow Agent, with respect to the relevant part of the released Escrowed Funds which are subject to tax withholding under Israeli tax laws. To the extent such amounts were so deducted or withheld, such amounts shall be remitted in accordance with the Israeli law to the Israeli tax authority.

(e)   In the event that the Buyer provides the Escrow Agent with a written notice, with a copy to Stockholders Representative, stating that the Closing of the Purchase Agreement has not taken place under circumstances which entitle the Buyer to the conditions set forth under Section 8.6(a) or 8.6(b), the Escrow Agent shall transfer within 7 business days from the receipt of the Buyer’s notice such documents being held in escrow by the Escrow Agent in order to transfer the Sellers shares in the Company to the Buyer in accordance with the provisions of Section 8.6(b) or the issuance of shares in accordance with the provisions of Section 8.6(a). If by August 31, 2019, the Buyer did not provide the written notice referred to in this Section (d), then the Escrow Agent will return such documents being held in escrow by the Escrow Agent to the Stockholders Representative.

(f)  In the event that by March 24, 2019, 17:00 Israel time, the Buyer did not previously provide the Escrow Agent with a written notice, with a copy to Stockholders Representative, stating that the signing of the Purchase Agreement and the Reversion Agreement has taken place, the Escrow Agent shall transfer within 7 business days of March 24, 2019, the Escrowed Funds and respective Earnings to the Buyer, unless instructed otherwise by the Buyer.

SECTION 4.    Escrow Agent Liability and Procedures.

(a)   The Escrow Agent shall neither be responsible for or under, nor chargeable with knowledge of, the terms and conditions of any other agreement, instrument or document executed among the parties hereto (other than this Escrow Agreement). This Escrow Agreement sets forth all of the obligations of the Escrow Agent, and no additional obligations shall be implied from the terms of this Escrow Agreement or any other agreement, instrument or document.

(b)   The Escrow Agent may act in reliance upon any instructions, notice, certification, demand, consent, authorization, receipt, power of attorney or other writing delivered to it by any other party to this Escrow Agreement without being required to determine the authenticity or validity thereof or the correctness of any fact stated therein, the propriety or validity of the service thereof, or the jurisdiction of the court issuing any judgment or order. The Escrow Agent may act in reliance upon any signature believed by it to be genuine, and may assume that such person has been properly authorized to do so.

(c)   The parties hereto hereby waive any and all claims and/or causes of action against the Escrow Agent arising out of or related to the performance or non-performance of the Escrow Agent’s duties hereunder, except such arising out of gross negligence or willful misconduct by the Escrow Agent, as adjudicated by a court of competent jurisdiction. The parties hereto hereby agree, jointly and severally, to indemnify and hold harmless the Escrow Agent, its employees, directors and shareholders, from and against any and all costs including without limitation, any obligation, tax, fee, toll, levy, duty, tariff or other payments according to law or pursuant to agreement, expenses (including attorney and other fees) or other losses (“Losses”) incurred by any of them in connection with this Agreement, other than such Losses arising out of gross negligence or willful misconduct by the Escrow Agent or any of its directors, officers, consultants and employees, as adjudicated by a court of competent jurisdiction. This Section shall survive any termination or expiration of this Agreement for any reason whatsoever.

(d)   The Escrow Agent may consult with legal counsel of its selection in the event of any dispute or question as to the meaning or construction of any of the provisions hereof or its duties hereunder, and it shall incur no liability and shall be fully protected in acting in accordance with the opinion and instructions of such counsel.

(e)   In the event of any disagreement among any of the parties to this Escrow Agreement or any of them and any other person, resulting in adverse claims or demands being made in connection with the Escrowed Funds, or in the event that the Escrow Agent, in good faith, shall be in doubt as to what action it should take hereunder, the Escrow Agent may, at its option, refuse to comply with any claims or demands on it, or refuse to take any other action hereunder, so long as such disagreement continues or such doubt exists, and in any such event, the Escrow Agent shall not become liable in any way or to any person for its failure or refusal to act, and the Escrow Agent shall be entitled to continue so to refrain from acting until (i) the rights of all parties shall have been fully and finally adjudicated by arbitration in accordance with Section 5 hereto, or (ii) all differences shall have been adjusted and all doubt resolved by agreement among all of the interested persons, and the Escrow Agent shall have been notified thereof in writing signed by all such persons. The Escrow Agent shall have the option, after 30 calendar days’ notice to the other parties of its intention to do so, to file an action in interpleader requiring the parties to answer and litigate any claims and rights among themselves. The rights of the Escrow Agent under this paragraph are cumulative of all other rights which it may have by law or otherwise.

SECTION 5.    Other Administrative Procedures.

(a)   Stockholders Representative and Buyer shall have the right to inspect and obtain copies of the records of the Escrow Agent pertaining to the Escrow Account and to receive monthly reports of the status of the Escrowed Funds.

(b)   The Escrow Agent may, in its sole discretion, resign and terminate its position hereunder at any time following 30 calendar days’ written notice to the parties to the Escrow Agreement. Any such resignation shall terminate all obligations and duties of the Escrow Agent hereunder. On the effective date of such resignation, the Escrow Agent shall deliver this Escrow Agreement together with any and all related instruments or documents to the successor Escrow Agent appointed by the parties, subject to this Escrow Agreement.

(c)   The Escrow Agent shall receive the fees provided in Schedule B annexed hereto, which fees shall be borne equally by Buyer and Company. The Buyer and Company shall bear any and all expenses, of any kind or nature whatsoever, incurred by the Escrow Agent directly or indirectly, in connection with or as a result of this Escrow Agreement or relating to the Escrow Agent’s holding of the Escrowed Funds and/or Documents or any part thereof.

(d)   In the event funds transfer instructions are given (other than in writing at the time of execution of this Escrow Agreement), whether in writing, by fax or otherwise, the Escrow Agent is authorized but is not obligated to seek confirmation of such instructions by telephone call back to the person or persons designated in Schedule C annexed hereto and the Escrow Agent may rely upon the confirmations of anyone purporting to be the person or persons so designated. To assure accuracy of the instructions it receives, the Escrow Agent may record such call backs. If the Escrow Agent is unable to verify the instructions, or is not satisfied with the verification it receives, it may elect not to execute the instruction until all issues have been resolved. The persons and telephone numbers for call backs may be changed only in writing actually received and acknowledged by the Escrow Agent. The parties agree to notify the Escrow Agent of any errors, delays or other problems within 30 calendar days after receiving notification that a transaction has been executed.

(e)   All notices, consents and other communications required or permitted to be given or delivered under this Escrow Agreement shall be in writing and shall, except as otherwise provided herein, be deemed to have been duly given, delivered and received upon the earlier of the following: (i) delivered by hand, (ii) when sent by facsimile (provided receipt is confirmed) if sent by 5:00 pm recipient’s time, and if not sent by 5:00 pm recipient’s time, then on the next business day, (iii) when sent by e-mail (except where a notice is received stating that such mail has not been successfully delivered ) if sent before 5:00 pm recipient’s time, or on the next business day if not sent before 5:00 pm recipient’s time, or (iv) when received by the addressee, if sent by Express Mail, Federal Express or other nationally recognized express delivery service, delivery fee prepaid (receipt requested), in each case, at the appropriate addresses and facsimile numbers as set forth below:

If to Escrow Agent:	****
Address: ****
Tel: ****
Email: ****

(or to such other addresses and facsimile numbers as a party may designate as to itself by notice to the other parties in accordance with this Section 5(e)).

(f)  This Escrow Agreement shall be governed by and construed in accordance with the laws of the State of Israel, without regard to the conflict of law’s provisions thereof. The sole jurisdiction with respect to this Escrow Agreement shall be with the competent courts of Tel-Aviv-Jaffa. This Escrow Agreement may be executed in one or more counterparts, each of which counterparts shall be deemed to be an original and all of which counterparts, taken together, shall constitute but one and the same agreement. Facsimile signatures on counterparts of this Escrow Agreement shall be deemed original signatures with all rights accruing thereto.

(g)   All covenants and agreements set forth in this Escrow Agreement and made by or on behalf of any of the parties hereto shall bind and inure to the benefit of the successors, heirs and assigns of such party, whether or not so expressed. None of the parties may assign or transfer any of their respective rights or obligations under this Escrow Agreement without the consent in writing of the other parties hereto.

(h)   In the event that any one or more of the provisions contained herein is held invalid, illegal or unenforceable in any respect for any reason in any jurisdiction, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions hereof shall not be in any way impaired or affected, it being intended that each of the parties’ rights and privileges shall be enforceable to the fullest extent permitted by law, and any such invalidity, illegality and unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

(i)  Except as specifically set forth or referred to herein, nothing herein expressed or implied is intended or shall be construed to confer upon or give to any person other than the Buyer, the Stockholders Representative and the Escrow Agent and their respective permitted successors and assigns any rights or remedies under or by reason of this Escrow Agreement or any other certificate, document, instrument or agreement executed in connection herewith.

(j)  This Escrow Agreement shall terminate upon the disbursement by the Escrow Agent of all the Escrowed Funds in accordance with this Escrow Agreement. This Escrow Agreement may be amended only with the written consent of the Escrow Agent, Buyer and Stockholders Representative. No waiver of any right or remedy hereunder shall be valid unless the same shall be in writing and signed by the party giving such waiver. This Escrow Agreement replaces, amends and restates in its entirety the previously signed escrow agreement between the parties dated March 5, 2019 which has been hereby terminated.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned have executed this Escrow Agreement as of the date first written above.

Altshuler Shaham Trusts Ltd. as Escrow Agent

By:
Name:
Title:

(signature page to Escrow Agreement)

Escrow Agreement

STOCKHOLDERS REPRESENTATIVE

KITOV PHARMA LTD.

FAMEWAVE LTD.

Schedule A

Wire information

Bank ****

Branch Number: ****

Foreign Currency Account Number: ****

IBAN Number: ****

NIS Account Number: ****

Schedule B

Fees

Annual Escrow Agent Fees: ****

Processing fee including wire transfer within the Israeli banking system:

●	In NIS: **** NIS per each wire

●	In USD: **** USD per each wire

Bank Charges:  ****

Please note that the above fees do not include Israeli V.A.T.

Schedule C

For Company or stockholders representative: ****

for buyer: ****

POWER OF ATTORNEY

1.	The undersigned, holder of Ordinary Shares of Famewave Ltd. (the “Company”) hereby appoints, as of the Proxy Effective Date (as defined below), any director of Kitov Pharma Ltd. (“Kitov” and the “Proxy”) as its proxy with respect to all securities of the Company held by the undersigned as of the date hereof and hereinafter acquired, beneficially and of record (the “Proxy Shares”), for the sole purpose of performing the actions set forth below as required to effect the Kitov Remedy (as defined below).

2.	This power of attorney shall become effective on the date (the “Proxy Effective Date”) on which Kitov becomes entitled to receive Company’s shares pursuant to Section 8.6(a) or 8.6(b) of the Stock Purchase Agreement to which this power of attorney is attached as a schedule (the “SPA”). Once effective, this power of attorney shall automatically expire on the date on which Kitov receives the Company’s shares pursuant to Section 8.6(a) or 8.6(b) of the SPA.

3.	This power of attorney may be used by Kitov for the sole purpose of effecting the issuance or transfer of such number of Company’s securities to which Kitov is entitled pursuant to Section 8.6(a) or 8.6(b) of the SPA (the “Kitov Remedy”) and may not be used for any other purpose. Accordingly, I hereby authorize and empower the Proxy, as of the Proxy Effective Date, to take the following actions:

a.	In the event that Kitov becomes entitled to receive 100% of the equity of the Company pursuant to the terms of Section 8.6(b) of the SPA, the Proxy is hereby authorized to use the share transfer deed attached hereto for the purpose of effecting the transfer of the Proxy Shares pursuant to the terms of Section 8.6(b) of the SPA.
b.	In the event that Kitov becomes entitled to receive 20% of the equity of the Company pursuant to the terms of Section 8.6(a) of the SPA, and the Company’s Board of Directors did not issue Kitov such number of shares within 14 days from the Proxy Effective Date, the Proxy is hereby authorized to exercise all of my rights, powers and authority with respect to the Proxy Shares, for the purpose of appointing alternate members to the Board of Directors of the Company, for an ad-hoc meeting in which the issuance of such 20% of the equity of the Company pursuant to the terms of Section 8.6(a) of the SPA will be discussed and resolved.

4.	If, from time to time during the term hereof, there is any share dividend, share split, recapitalization or other change in the character or amount of any of the outstanding shares of the Company, and in any event that the undersigned purchases or otherwise acquires any additional securities of the Company, then in any such event any and all new, substituted or additional securities to which the undersigned is entitled by reason of the undersigned’s ownership of the Proxy Shares or that by reason of such transaction are distributed with respect to Proxy Shares or into which such Proxy Shares thereby become convertible or that are purchased or otherwise acquired by the undersigned, shall be immediately subject to the rights and obligations set forth herein and included thereafter as “Proxy Shares” for the purposes of this power of attorney.

[Signature Page to Power of Attorney]

IN WITNESS WHEREOF, the undersigned has executed this power of attorney on the ___ day of __________, 2019.

Name: _____________________

Signature:  ____________________

By:  ____________________

SHARE TRANSFER DEED

The undersigned, _______ (the “Transferor”), hereby transfers to Kitov Pharma Ltd. (the “Transferee”) all of the undersigned’s Ordinary Shares, par value NIS 0.01 each of Famewave Ltd. .(the “Company”), registered in the name of the Transferor (the “Shares”) which were held in escrow by the Transferor, to be held by Transferee in accordance with the rights and obligations set forth in the Company’s Articles of Association and all agreements involving the Company in respect of the Shares and their holding. Transferee hereby accepts the transfer of the Shares.

IN WITNESS WHEREOF, the Transferor and the Transferee have executed this instrument this __ day of ___, 20__.

Transferor:	Transferee:

Kitov Pharma Ltd.

Annex B

RISK FACTORS

(from Annual Report of the Company on Form 20-F for the Year Ended December 31, 2017, dated March 5, 2018)

You should carefully consider the risks we describe below, in addition to the other information set forth elsewhere in this Annual Report on Form 20-F, including our consolidated financial statements and the related notes beginning on page F-1, which could materially affect our business, financial condition and future results. If any of the following risks actually occur, our business, financial condition and results of operations could be materially and adversely affected. In that event, the trading price of Kitov Pharma’s ordinary shares, American Depositary Shares and public warrants could decline.

Risks Related to Our Financial Condition and Capital Requirements

We are a development stage biopharmaceutical company with a history of operating losses. We expect to incur significant additional losses in the future and may never be profitable.

We are a development stage biopharmaceutical company, and we are focused on the development of innovative pharmaceutical products. Our current therapeutic candidates are in the preclinical and clinical development stages, and have not been approved for marketing and are not being sold, marketed or commercialized. Our therapeutic candidates may require additional preclinical and/or clinical trials or other testing before we can obtain regulatory approval, if we are able to obtain regulatory approval at all. We must have regulatory approval for each product that we develop before we can sell such product. We have incurred losses from commencement of our pharmaceutical research and development activities through December 31, 2017 of approximately $38.6 million as a result of research and development activities, clinical trial related activities, investment/acquisition activities, listing for trading and fund raising related activities, general administrative and other expenses. We may incur significant additional losses as we continue to focus our resources on advancing our therapeutic candidates, including those we may acquire. Our ability to generate revenue and achieve profitability depends mainly upon our ability, alone or with others, to successfully develop our therapeutic candidates and obtain the required regulatory approvals in various territories and then commercialize our therapeutic candidates. We may be unable to achieve any or all of these goals with regard to our therapeutic candidates. As a result, we may never be profitable or achieve significant or sustained revenues.

Our limited operating history as a pharmaceutical research and development company makes it difficult to evaluate our business and prospects.

We have a limited operating history as a pharmaceutical research and development company, and our operations to date have been limited primarily to acquiring therapeutic candidates, research and development, raising capital and recruiting scientific and management personnel and third party partners. We have not yet demonstrated an ability to commercialize or obtain regulatory approval for any of our therapeutic candidates. Consequently, any predictions about our future performance may not be accurate, and you may not be able to fully assess our ability to complete development or commercialize our therapeutic candidates, obtain regulatory approvals, or achieve market acceptance or favorable pricing for our therapeutic candidates.

We will need to raise additional capital to achieve our strategic objectives of developing and commercializing additional therapeutic candidates, and our failure to raise sufficient capital would significantly impair our ability to fund our future operations, develop our therapeutic candidates, seek regulatory approval that is a prerequisite to selling any product, attract development or commercial partners and retain key personnel.

Our business presently generates no revenues, and we plan to continue expending substantial funds in research and development, including CMC, preclinical and clinical trials. We plan to fund our future operations through commercialization and out-licensing of our therapeutic candidates and either debt or equity financing. However, we cannot be certain that we will be able to raise capital on commercially reasonable terms or at all, or that our actual cash requirements will not be greater than anticipated. We may have difficulty raising needed capital or securing a development or commercialization partner in the future as a result of, among other factors, our lack of revenues from commercialization of the therapeutic candidates, as well as the inherent business risks associated with our company and present and future market conditions. In addition, global and local economic and geopolitical conditions may make it more difficult for us to raise needed capital or secure a development or commercialization partner in the future and may impact our liquidity. If we are unable to obtain future financing, we may be forced to delay, reduce the scope of, or eliminate one or more of our research, development or commercialization programs related to our therapeutic candidates, any of which may have a material adverse effect on our business, financial condition and results of operations. Moreover, to the extent we are able to raise capital through the issuance of debt or equity securities, it could result in substantial dilution to existing shareholders.

Our long term capital requirements are uncertain and subject to numerous risks.

We estimate that so long as no significant revenues are generated from our therapeutic candidates, we will need to raise substantial additional funds to acquire, develop and/or commercialize our current therapeutic candidates and any additional therapeutic candidates, as our current cash and short-term investments are not sufficient to complete the research and development of our current therapeutic candidates and any additional therapeutic candidates, and to fund our related expenses. Our long term capital requirements are expected to depend on many potential factors, including, among others:

●	the regulatory path of each of our therapeutic candidates;

●	our ability to successfully complete the required CMC development for our therapeutic candidates;

●	our ability to successfully commercialize our therapeutic candidates, including securing commercialization agreements with third parties and favorable pricing and market share;

●	the progress, success and cost of our preclinical and/or clinical trials and research and development programs;

●	the costs, timing and outcome of regulatory review and obtaining regulatory approval of our therapeutic candidates and addressing regulatory and other issues that may arise post-approval;

●	the costs of obtaining and enforcing our issued patents and defending intellectual property-related claims;

●	the costs of developing sales, marketing and distribution channels; and

●	our consumption of available resources more rapidly than currently anticipated, resulting in the need for additional funding sooner than anticipated.

If we are unable to obtain approval, commercialize or out-license our therapeutic candidates or obtain future financing, we may be forced to delay, reduce the scope of, or eliminate one or more of our research and development programs related to the therapeutic candidates, which may have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Business and Regulatory Matters

If we and/or our potential commercialization partners are unable to obtain FDA and/or other foreign regulatory authority approval for our therapeutic candidates, we and/or our potential commercialization partners will be unable to commercialize our therapeutic candidates.

To date, we have not marketed, distributed or sold any therapeutic candidate or other product. We have entered into only one out-licensing agreement for marketing, manufacturing and distribution of our Consensi™ therapeutic candidate (previously known as KIT-302) in South Korea, which is dependent upon achieving regulatory clearance for the therapeutic candidate in South Korea. Our therapeutic candidates are subject to extensive governmental laws, regulations and guidelines relating to development, preclinical and clinical trials, manufacturing and commercialization of drugs. We may not be able to obtain regulatory approval for any of our therapeutic candidates in a timely manner or at all.

Any material delay in obtaining, or the failure to obtain, required regulatory approvals will increase our costs and materially and adversely affect our ability to generate future revenues. Any regulatory approval to market a therapeutic candidate may be subject to limitations on the indicated uses for marketing the therapeutic candidate or may impose restrictive conditions of use, including cautionary information, thereby limiting the size of the market for the therapeutic candidate. We also are, and will be, subject to numerous regulatory requirements from both the FDA and foreign state agencies that govern the conduct of preclinical and clinical trials, manufacturing and marketing authorization, pricing and third-party reimbursement. Moreover, approval by one regulatory authority does not ensure approval by other regulatory authorities in separate jurisdictions. Each jurisdiction may have different approval processes and may impose additional testing requirements for our therapeutic candidates than other jurisdictions. For example, even if the FDA grants its approval to market Consensi™ for certain indications of use, the South Korean regulatory authorities may impose additional requirements or place other limitations on the indications for use in South Korea, before our licensee and distributor in South Korea may commence manufacturing and selling Consensi™. Additionally, the FDA or other foreign regulatory bodies may change their approval policies or adopt new laws, regulations or guidelines in a manner that delays or impairs our ability to obtain the necessary regulatory approvals to commercialize our therapeutic candidates.

Pre-clinical, CMC, and clinical trials may involve a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future trial results. We and/or our potential commercialization partners will not be able to commercialize our therapeutic candidates without completing such trials.

We have limited experience in conducting and managing the CMC, preclinical and clinical trials that are required to commence commercial sales of our therapeutic candidates. CMC, preclinical and clinical trials are expensive, complex, can take many years to complete and have uncertain outcomes. We cannot predict whether we, independently or through third parties, will encounter problems with any of the completed, ongoing or planned CMC, preclinical and/or clinical trials that will cause delays, including suspension of preclinical and/or clinical trials, delays in recruiting patients into the preclinical and/or clinical trials, or delay of data analysis or release of the final report. The CMC, preclinical and clinical trials of our therapeutic candidates may take significantly longer to complete than is estimated. Failure can occur at any stage of the testing, and we may experience numerous unforeseen events during, or as a result of, the CMC, preclinical and/or clinical trial process that could delay or prevent commercialization of our current or future therapeutic candidates.

In connection with the CMC, preclinical and clinical trials for our therapeutic candidates and other therapeutic candidates that we may seek to develop in the future, either on our own or through licensing or partnering agreements, we face various risks, including but not limited to:

●	delays in manufacturing the drug substance and drug product for preclinical and clinical trials;

●	delays in manufacturing the drug substance and drug product following NDA approval, if we receive such approval at all;

●	delays in securing clinical investigators or trial sites for clinical trials that must be completed for us to obtain any approval that we seek;
●	delays in receiving import or other government approvals to ensure appropriate drug supply;

●	delays in obtaining institutional review board (human ethics committee) and other regulatory approvals to commence a clinical trial;

●	negative or inconclusive results from clinical trials;

●	the FDA or other foreign regulatory authorities may disagree with the number, design, size, conduct or implementation of our clinical studies and may not approve initiation of certain clinical trials;

●	an inability to monitor patients adequately during or after treatment;

●	problems with investigator or patient compliance with the trial protocols;

●	a therapeutic candidate may not prove safe or efficacious;

●	there may be unexpected or even serious adverse events and side effects from the use of a therapeutic candidate;

●	the results with respect to any therapeutic candidate may not confirm the positive results from earlier preclinical studies or clinical trials;

●	the results may not meet the level of statistical significance required by the FDA or other foreign regulatory authorities;

●	the results will leave only limited and/or restrictive uses, including the inclusion of warnings and contraindications, which could significantly limit the marketability and profitability of the therapeutic candidate;

●	the clinical trials may be delayed or not completed due to the failure to recruit suitable candidates or if there is a lower rate of suitable candidates than anticipated or if there is a delay in recruiting suitable candidates; and

●	changes to the current regulatory requirements related to clinical trials which can delay, hinder or lead to unexpected costs in connection with our receiving the applicable regulatory approvals.

A number of companies in the pharmaceutical and biotechnology industries, including those with greater resources and experience than us, have suffered significant setbacks in advanced clinical trials, even after seeing promising results in earlier preclinical and/or clinical trials. As such, we do not know whether any clinical trials we may conduct will demonstrate adequate efficacy and safety sufficient to obtain regulatory approval to market our therapeutic candidates. If any of the preclinical and/or clinical trials of any therapeutic candidate do not produce favorable results, our ability to obtain regulatory approval for the therapeutic candidate may be adversely impacted, which will have a material adverse effect on our business, financial condition and results of operations.

If we do not establish collaborations for our therapeutic candidates or otherwise raise substantial additional capital, we will likely need to alter our development and any commercialization plans.

Our drug development programs and the potential commercialization of our therapeutic candidates will require additional cash to fund expenses. As such, our strategy includes selectively partnering or collaborating with multiple pharmaceutical and biotechnology companies to assist us in furthering development and potential commercialization of our therapeutic candidates, in some or all jurisdictions. While we have entered into an out-licensing agreement for marketing, manufacturing and distribution of our Consensi™ therapeutic candidate in South Korea, we may not be successful in collaborations with other third parties on acceptable terms, or at all. In addition, if we fail to negotiate and maintain suitable development or commercialization agreements, we may have to limit the size or scope of our activities or we may have to delay one or more of our development or commercialization programs. Any failure to enter into or maintain development or commercialization agreements with respect to the development, marketing and commercialization of any therapeutic candidate or failure to develop, market and commercialize such therapeutic candidate independently will have an adverse effect on our business, financial condition and results of operation.

Any collaborative arrangements that we establish may not be successful or we may otherwise not realize the anticipated benefits from these collaborations. We do not control third parties with whom we have or may have collaborative arrangements, and we rely on them to achieve results which may be significant to us. In addition, any future collaboration arrangements may place the development and commercialization of our therapeutic candidates outside our control, may require us to relinquish important rights or may otherwise be on terms unfavorable to us.

Our collaborative arrangements require us to rely on external consultants, advisors, and experts for assistance in several key functions, including preclinical and clinical development, manufacturing, regulatory, market research, and intellectual property. We do not control these third parties, but we rely on them to achieve results, which may be significant to us. Additionally, we are responsible for any quality or regulatory issue that a collaborator may have that affects one or more of our therapeutic candidates. Relying upon collaborative arrangements to develop and commercialize our therapeutic candidates subjects us to a number of risks, including:

●	we may not be able to control the amount and timing of resources that our collaborators may devote to our therapeutic candidates;

●	should a collaborator fail to comply with applicable laws, rules, or regulations when performing services for us, we could be held liable for such violations;

●	our collaborators may experience financial difficulties or changes in business focus;

●	our collaborators may experience quality or regulatory issues that negatively affect our therapeutic candidates;

●	our collaborators may fail to secure adequate commercial supplies of our therapeutic candidates upon marketing approval, if at all;

●	our collaborators may have a shortage of qualified personnel;

●	we may be required to relinquish important rights, such as local trademark, marketing and distribution rights;

●	business combinations or significant changes in a collaborator’s business strategy may adversely affect a collaborator’s willingness or ability to complete its obligations under any arrangement;

●	under certain circumstances, a collaborator could move forward with a competing therapeutic candidate developed either independently or in collaboration with others, including our competitors; and

●	collaborative arrangements are often terminated or allowed to expire, which could delay the development and may increase the cost of developing our therapeutic candidates.

If any of these or other scenarios materialize, they could have an adverse effect on our business, financial condition or results of operations.

Our current business model is based largely upon the combination of drugs that have not been previously combined, as well as on new chemical entities (NCEs) that have not yet been administered to humans. Unexpected difficulties or delays in successfully developing or marketing such combination and new drugs could have an adverse effect on our business, financial condition and results of operations.

We are currently focused on the combination of drugs that have not been previously combined as well as on new chemical entities that have not yet been administered to humans. Since Consensi™ has APIs that have not previously been combined into one FDA-approved drug product or used at all in a clinical setting outside the scope of a clinical trial, and TyrNovo’s chemical entity NT219 has never been used in a clinical setting, we cannot be certain whether Consensi™ and/or NT219 will be safe and efficacious. In addition, we cannot be certain that the market will consider our Consensi™ combination therapeutic candidate, TyrNovo’s chemical entity NT219, or any other therapeutic candidate that we may develop or acquire in the future to be superior to the current gold standard of care or to treatment with the separate drug components. Any delays in perfecting the combination, the production of the combination, or in market acceptance of the combination or new chemical entities could have an adverse effect on our business, financial condition and results of operations.

In addition, as part of our strategy for growth, we may consider the acquisition of therapeutic candidates at various stages of development and in a variety of therapeutic areas. For example, on January 13, 2017, we announced that we had acquired a controlling interest in TyrNovo Ltd., a privately held Israeli developer of small molecules in the oncology therapeutic field. TyrNovo’s NT219 therapeutic candidate is intended to work by overcoming tumors’ cancer drug resistance and is expected to be developed to be used in combination with cancer drugs that are already approved and marketed. For more information see Item 4.B – Business Overview – NT219. We may also consider the acquisition or marketing rights of approved drug products as well. However, we may not be able to identify additional suitable acquisition candidates, complete acquisitions or integrate acquisitions successfully. In this regard, acquisitions involve numerous risks, including difficulties in the integration of the acquired therapeutic candidates and the diversion of management’s attention from other business concerns. Although we will endeavor to evaluate the risks inherent in any particular transaction, there can be no assurance that we will properly ascertain all such risks. In addition, acquisitions could result in the incurrence of substantial additional indebtedness and other expenses or in potentially dilutive issuances of equity securities. There can be no assurance that difficulties encountered with acquisitions will not have a material adverse effect on our business, financial condition and results of operations.

We rely on third parties to conduct our CMC, preclinical and clinical trials, and those third parties may not perform satisfactorily, including, but not limited to, failing to meet established deadlines for the completion of such clinical trials.

We do not have the ability independently to conduct CMC, preclinical or clinical trials for our product candidates, and we rely on third parties, such as contract manufacturing organizations, contract research organizations, medical institutions, contract laboratories, current and potential development or commercialization partners, clinical investigators and independent study monitors, to perform these functions. Our reliance on these third parties for development activities reduces our control over these activities. For example, on March 28, 2017, we announced that due to a delay in the provision of technical documentation from an external service provider, the Company’s New Drug Application for Consensi™ for the FDA was expected to be submitted to the FDA later than initially anticipated by the Company. Similarly, the clinical study report for our Phase III/IV renal function clinical trial was initially prepared by third parties in a manner our management determined was not adequate for submission to the FDA. As a result, we intend to correct certain portions of the Phase III/IV renal function clinical study report, and we now expect to submit the report to the FDA within six to eight weeks of this Annual Report on Form 20-F, later than we initially anticipated.

Furthermore, these third parties may also have relationships with other entities, some of which may be our competitors. Although we have, in the ordinary course of business, entered into agreements with these third parties, we continue to be responsible for confirming that each of our preclinical and clinical trials is conducted in accordance with its general investigational plan and protocol. Moreover, the FDA requires us to comply with regulations and standards, commonly referred to as good laboratory, manufacturing, and clinical practices (GCP), for conducting, recording and reporting the results of preclinical and clinical trials to assure that data and reported results are credible and accurate and that the clinical trial participants are adequately protected. Regulatory authorities in other jurisdictions may have similar responsibilities and requirements. Our reliance on third parties does not relieve us of these responsibilities and requirements.

To date, we believe our contract manufacturing organizations, contract research organizations and other similar entities with which we are working have generally performed well. However, if these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may be required to replace them. Although we believe that there are a number of other third-party contractors we could engage to continue these activities, it may result in a delay of the affected trial and additional costs. Accordingly, we may be delayed in obtaining regulatory approvals for our therapeutic candidates and may be delayed in our efforts to successfully commercialize our therapeutic candidates for targeted diseases.

In addition, we rely substantially on third-party data managers for the CMC, preclinical and clinical trial data that we present to regulatory authorities in order to obtain marketing authorizations. Although we attempt to audit and control the quality of third party data, we cannot guarantee the authenticity or accuracy of such data, nor can we be certain that such data has not been fraudulently generated. There is no assurance that these third parties will pass FDA or regulatory audits, which could delay or prohibit regulatory approval.

If third parties do not manufacture our therapeutic candidates in sufficient quantities, in the required timeframe, and at an acceptable cost, clinical development and commercialization of our therapeutic candidates would be delayed.

We do not currently own or operate manufacturing facilities, and we rely, and expect to continue to rely, on third parties to manufacture preclinical, clinical and commercial quantities of our therapeutic candidates. Our reliance on third parties includes our reliance on them for quality assurance related to regulatory compliance. Our current and anticipated future reliance upon others for the manufacture of our therapeutic candidates may adversely affect our future profit margins, if any, and our ability to develop therapeutic candidates and commercialize any therapeutic candidates on a timely and competitive basis.

We may not be able to maintain our existing or future third party manufacturing arrangements on acceptable terms, if at all. If for some reason our existing or future manufacturers do not perform as agreed or expected, or our existing or future manufacturers otherwise terminate their arrangements with us, we may be required to replace them. Although we are not completely dependent upon our existing manufacturing agreements since we could replace them with other third party manufacturers, we may incur added costs and delays in identifying, engaging, qualifying and training any such replacements.

We rely on third party contract vendors to manufacture and supply us with active pharmaceutical ingredients, or “APIs”, compliant with the International Conference of Harmonization Q7 guidance and applicable law, in the quantities we require on a timely basis.

We currently do not manufacture any API ourselves. Instead, we rely on third-party vendors for the manufacture and supply of our APIs that are used to formulate our therapeutic candidates. While there are many potential API manufacturers and suppliers in the market, if these manufacturers or suppliers are incapable or unwilling to meet our current or future needs on acceptable terms or at all, we could experience delays in conducting additional clinical trials of our therapeutic candidates and incur additional costs.

While there may be several alternative manufacturers or suppliers of API in the market, we have not conducted extensive audits and investigations into the quality or availability of their APIs. In addition, we may acquire therapeutic candidates which already have long term commitments to a specific API supplier. As a result, we can provide no assurances that supply sources will not be interrupted from time to time. Changing API manufacturers or suppliers or finding and qualifying new API manufacturers or suppliers can be costly and take a significant amount of time. Many APIs require significant lead time to manufacture. There can also be challenges in maintaining similar quality or technical standards from one manufacturing batch to the next.

If we are not able to find stable, reliable manufacturers or suppliers of our APIs, we may not be able to produce enough supplies of our therapeutic candidates, which could affect our business, financial condition and results of operation.

We anticipate continued reliance on third-party manufacturers if we are successful in obtaining marketing approval from the FDA and other regulatory agencies for any of our therapeutic candidates.

To date, our therapeutic candidates have been manufactured in relatively small quantities by third-party manufacturers.

To date, our third-party manufacturers have manufactured sufficient quantities of Consensi™ for formulation development, PK studies, clinical trials, and the required large scale production in support of our NDA package that we submitted to the FDA for the purposes of approving Consensi™ for marketing and commercial sale in the United States. We are also in discussions with third-party manufacturers for the manufacture of cGMP-grade NT219. If the FDA or other regulatory agencies approve for marketing and commercial sale, Consensi™ and/or any other therapeutic candidate that we may develop or acquire in the future, we expect that we would continue to rely, at least initially, on third-party manufacturers to produce commercial quantities of our approved therapeutic candidates. These manufacturers may not be able to successfully increase the manufacturing capacity for any of our therapeutic candidates that may be approved in the future in a timely or economic manner, or at all. Significant scale-up of manufacturing may require additional validation studies, which the FDA must review and approve. If they are unable to successfully increase the manufacturing capacity for Consensi™ or any therapeutic candidate that we may develop or acquire in the future, or we are unable to establish alternative manufacturing capabilities, the commercial launch of any therapeutic candidates that are approved in the future may be delayed or there may be a shortage in supply.

We and our third-party manufacturers are, and will be, subject to regulations of the FDA and other foreign regulatory authorities.

We and our contract manufacturers are, and will be, required to adhere to laws, regulations and guidelines of the FDA and other foreign regulatory authorities setting forth cGMPs. These laws, regulations and guidelines cover all aspects of the manufacturing, testing, quality control and recordkeeping relating to our therapeutic candidates or drugs that may be approved in the future. We and our manufacturers may not be able to comply with applicable laws, regulations and guidelines. We and our manufacturers are and will be subject to unannounced inspections by the FDA, state regulators and similar foreign regulatory authorities outside the U.S. Our failure, or the failure of our third-party manufacturers, to comply with applicable laws, regulations and guidelines could result in the imposition of sanctions on us, including fines, injunctions, civil penalties, failure of regulatory authorities to grant marketing approval of our therapeutic candidates, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of our therapeutic candidates, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect regulatory approval and supplies of our therapeutic candidates and materially and adversely affect our business, financial condition and results of operations.

Even if we obtain regulatory approvals, our therapeutic candidates will be subject to ongoing regulatory review. If we fail to comply with continuing U.S. and applicable foreign laws, regulations and guidelines, we could lose those approvals, and our business would be seriously harmed.

Even if our therapeutic candidates receive regulatory approval, we or our potential commercialization partners, as applicable, will be subject to ongoing reporting obligations, including pharmacovigilance, and the therapeutic candidates and the manufacturing operations will be subject to continuing regulatory review, including inspections by the FDA and other foreign regulatory authorities. The results of this ongoing review may result in the withdrawal of a therapeutic candidate from the market, the interruption of the manufacturing operations or the imposition of labeling or marketing limitations. Since many more patients are exposed to drugs following their marketing approval, unanticipated adverse reactions or serious adverse reactions that were not observed in preclinical and/or clinical trials may be observed during the commercial marketing of a therapeutic candidate that may be approved in the future.

As we develop our therapeutic candidates or commercialize our products that may be approved in the future, we may also periodically discuss with the FDA and other regulatory authorities certain clinical, regulatory and manufacturing matters and, our views may, at times, differ from those of the FDA and other regulatory authorities. For example, the FDA may seek to regulate our combination therapeutic candidates, like Consensi™, or any product we may sell or market that consist of two or more active ingredients as combination drugs under its Combination Drug Policy. The Combination Drug Policy requires that we demonstrate that each active ingredient in a drug product contributes to the product’s claimed effect. If the FDA raises questions regarding whether available data and information provided to the FDA demonstrate the contribution of each active ingredient in such combination drug products, we may be required to provide additional data, which may require us to conduct additional preclinical studies or clinical trials. If we are required to conduct additional clinical trials or other testing of our therapeutic candidates or drug products that may be approved in the future, we may face substantial additional expenses, be delayed in obtaining marketing approval or may never obtain marketing approval for such therapeutic candidate or drug products we may sell or market.

In addition, the manufacturer and the manufacturing facilities that we or our potential commercialization partners use or will use to manufacture any therapeutic candidate will be subject to periodic and unannounced review and inspection by the FDA and other foreign regulatory authorities. Later discovery of previously unknown problems with any therapeutic candidate, manufacturer or manufacturing process, or failure to comply with rules and regulatory requirements, may result in actions such as:

●	restrictions on such therapeutic candidate, manufacturer or manufacturing process;

●	warning letters from the FDA or other foreign regulatory authorities;

●	withdrawal of the therapeutic candidate from the market;

●	suspension or withdrawal of regulatory approvals;

●	refusal to approve pending applications or supplements to approved applications that we or our potential commercialization partners submit;

●	voluntary or mandatory recall;

●	fines;

●	refusal to permit the import or export of our therapeutic candidates;

●	product seizure or detentions;

●	injunctions or the imposition of civil or criminal penalties; or

●	adverse publicity or changes to the drug’s labeling.

If we, or our current or potential commercialization partners, suppliers, third party contractors or clinical investigators are slow to adapt, or are unable to adapt, to changes in existing regulatory requirements or the adoption of new regulatory requirements or policies, we or our potential commercialization partners may lose marketing approval for any of our therapeutic candidates if any of our therapeutic candidates are approved, resulting in decreased or lost revenue from milestones, product sales or royalties.

Modifications to our therapeutic candidates, or to any other therapeutic candidates that we may acquire or develop in the future, are likely require new regulatory clearances or approvals before promotion or sale or may require us or our current or potential development and commercialization partners, as applicable, to recall or cease marketing these therapeutic candidates until clearances are obtained.

Modifications to our therapeutic candidates, after they have been approved for marketing, if at all, or to any other therapeutic candidate that we may develop or acquire in the future, may require new regulatory clearance or approvals, and, if necessitated by a problem with a marketed product, may result in the recall or suspension of marketing of the previously approved and marketed product until clearances or approvals of the modified product are obtained. The FDA and other foreign regulatory authorities require manufacturers of approved drugs to make and document a determination of whether or not a modification requires a new approval, supplemental application or clearance. A manufacturer may determine in conformity with applicable laws, regulations and guidelines that a modification may be implemented without pre-clearance by the FDA or other foreign regulatory authorities; however, the FDA or other foreign regulatory authorities may disagree with the manufacturer’s decision. The FDA or other foreign regulatory authorities may also on their own initiative determine that a new clearance or approval is required. If the FDA or other foreign regulatory authorities require new clearances or approvals of any drug product for which we or our current or potential development and commercialization partners previously received marketing approval, we or our current or potential development and commercialization partners may be required to recall such drug product and to stop marketing the drug product as modified, which could require us or our current or potential development and commercialization partners to redesign the therapeutic candidate and cause a material adverse effect on our business, financial condition and results of operations.

While we have negotiated a special protocol assessment, or SPA, agreement with the FDA relating to the Phase III clinical trial protocol for Consensi™, and the FDA has filed our New Drug Application (NDA) for Consensi™, this agreement and the filing of the NDA by the FDA do not guarantee approval of Consensi™ or any other particular outcome from the final regulatory review of the study or the therapeutic candidate.

We have reached an agreement with the FDA to conduct the Phase III clinical trial for Consensi™ pursuant to an SPA agreement. The FDA’s SPA process is designed to facilitate the FDA’s review and approval of drugs by allowing the FDA to evaluate the proposed design and size of Phase III trials that are intended to form the primary basis for determining a therapeutic candidate’s efficacy. Upon specific request by a clinical trial sponsor, the FDA will evaluate the protocol and respond to a sponsor’s questions regarding, among other things, primary efficacy endpoints, trial design and data analysis plans, within 45 days of receipt of the request. The FDA ultimately assesses whether the protocol design and planned analysis of the trial are acceptable to support regulatory approval of the therapeutic candidate with respect to its effectiveness and safety against the indication studied. All agreements and disagreements between the FDA and the sponsor regarding an SPA agreement must be clearly documented in an SPA letter or the minutes of a meeting between the sponsor and the FDA. Nevertheless, an SPA agreement does not guarantee approval of a therapeutic candidate, and approval will require that the data will convince the FDA of the safety, efficacy and need for the therapeutic candidate for each of its intended use(s). Even if the FDA agrees to the design, execution and analysis proposed in protocols reviewed under the SPA process, the FDA may revoke or alter its agreement in certain circumstances. In particular, an SPA agreement is not binding on the FDA if public health concerns emerge that were unrecognized at the time of the SPA agreement, other new scientific concerns regarding product safety or efficacy arise, the sponsor company fails to comply with the agreed upon trial protocols, or the relevant data, assumptions or information provided by the sponsor in a request for the SPA change or are found to be false or omit relevant facts. In addition, even after an SPA agreement is finalized, the SPA agreement may be modified, and such modification will be deemed binding on the FDA review division, except under the circumstances described above, if the FDA and the sponsor agree in writing to modify the protocol and such modification is intended to improve the study. The FDA retains significant latitude and discretion in interpreting the terms of the SPA agreement and the data and results from any study that is the subject of the SPA agreement. A revocation or alteration in our existing SPA agreement could significantly delay or prevent approval of our application.

Our SPA agreement with the FDA does not ensure that Consensi™ will receive marketing approval or that the approval process will be faster than conventional regulatory procedures. Further, we cannot make assurances that the reported results of our Phase III clinical trial of Consensi™, and the filing by the FDA of the NDA submission for Consensi™ with a PDUFA date set by the FDA for May 31, 2018, will result in any FDA approval for Consensi™. We also cannot make assurances that the uncertainty surrounding an investigation by the Israeli Securities Authority into our historical public disclosures concerning certain aspects of our Phase III clinical trial of Consensi™ will not have an impact on the FDA approval process for Consensi™, nor what such an impact might be. See “Item 8 – Financial Information – Legal Proceedings”. Further, our recently completed Phase III/IV renal function clinical trial (See Item 4. Information on the Company – A. History and Development of the Company – Recent Developments – Phase III/IV Renal Function Clinical Trial), whose primary efficacy endpoint is comparable to that of our Phase III Clinical Trial, may have an impact on the FDA approval process for Consensi™.

During the NDA review period, as is common for NDA reviews, we have been responding to FDA information requests on an ongoing basis. In light of such information requests, we also cannot make assurances that the FDA will not require us to submit additional data, or complete additional studies in connection with Consensi™, prior to considering the issuance of marketing approval for Consensi™. For example, as part of the NDA review process the FDA has asked us to provide additional data in connection with the chemistry of the over-encapsulation of the pills given to the patients in the Phase III clinical trial.

Such requests and other possible requests for additional data or studies, as well as the possibility that the FDA may consider the submission of the Phase III/IV renal clinical study report to be a major amendment to the NDA which would allow the FDA to extend the PDUFA date by up to 90 days, may delay the FDA approval of our NDA, and otherwise impact the NDA submission for Consensi™ in a manner not currently known to us.

In addition, although our Phase III/IV renal function clinical trial was not required as part of the initial Consensi™ NDA submission to the FDA, we delivered the initial study results data to the FDA shortly following completion of the study, and we expect to submit the completed Phase III/IV renal function clinical study report to FDA within six to eight weeks of this Annual Report on Form 20-F, later than we initially anticipated. The FDA has indicated to us that a submission of this report at such time could possibly result in the extension of the PDUFA date by up to an additional 90 days, but have not definitely indicated that they would extend the PDUFA date.

We believe that our Phase III clinical trial has been completed in accordance with the SPA agreement and that the data generated met the endpoints that have been agreed in the SPA agreement to represent adequate evidence of effectiveness, and we believe that our Phase III/IV renal function clinical trial for Consensi™ produced results that are consistent with those of our Phase III clinical trial. We also believe that the submission of the Phase III/IV renal function clinical study report to the FDA has the potential to strengthen the drug’s labeling and support future marketing of Consensi™, and that the potential labeling and marketing benefits that could be derived from submission of the Phase III/IV renal function clinical study report to the FDA are substantially more important to Consensi™’s commercial prospects than a possible short-term delay in obtaining marketing approval. We also believe that the investigation by the Israeli Securities Authority will not have any material impact on the FDA approval process, and we believe that we will be able to respond timely to all requests of the FDA for additional data or complete any requested additional studies in a timely manner. However, if the FDA revokes or alters its agreement under the SPA agreement, or if the FDA interprets the data collected from the clinical trials differently than we do, or if the FDA considers the submission of the Phase III/IV renal clinical study report a material amendment to the NDA, or otherwise considers the submission in six to eight weeks of this Annual Report insufficient time for them to review the submission prior to the current PDUFA date, or if the FDA requests additional data or studies which take longer than expected or produce unfavorable results, or if the Israeli Securities Authority investigation negatively impacts the NDA review process or causes questions to be raised about the validity of the data collected from the Phase III clinical trial, the FDA may extend the PDUFA date and thus delay the approval of our NDA, or may not deem the data sufficient to support an application for regulatory approval, or may not grant us the labeling which would indicate an expanded patient target market for Consensi™, any of which results could materially adversely affect our business, financial condition and results of operations.

We depend on our ability to identify and acquire or in-license therapeutic candidates to achieve commercial success.

Kitov Pharma’s therapeutic candidate, and our subsidiary which owns the rights to therapeutic candidates, were all acquired by us from third parties. We evaluate internally and with external consultants each potential therapeutic candidate. However, there can be no assurance as to our ability to accurately or consistently select therapeutic candidates that have the highest likelihood to achieve commercial success.

If we cannot meet our obligations under our in-license agreement with Yissum, or if other events occur that are not within our control, we could lose our rights to our NT219 therapeutic candidate, experience delays in developing or commercializing our NT219 therapeutic candidate or incur additional costs, which could have a material adverse effect on our business, financial condition and results of operations.

We acquired rights to our NT219 therapeutic candidate from Yissum Research and Development Company of the Hebrew University of Jerusalem Ltd. (“Yissum”), the Hebrew University Technology Transfer Company pursuant to a license agreement. If we do not meet our obligations under this license agreement, or if other events occur that are not within our control we could lose the rights to our NT219 therapeutic candidate, experience delays in developing or commercializing our NT219 therapeutic candidate or incur additional costs, any of which could have a material adverse effect on our business, financial condition and results of operations.

In addition, Yissum is responsible under the license agreement for the filing and prosecuting certain patent applications and maintaining certain issued patents licensed to us. If Yissum does not meet its obligations in a timely manner or if other events occur that are not within Yissum’s control, which impact Yissum’s ability to prosecute certain patent applications and maintain certain issued patents licensed to us, our success of developing and commercializing the NT219 therapeutic candidate, could be jeopardized, which could have a material adverse effect on our business, financial condition and results of operations. Additionally, Yissum may decide to discontinue maintaining certain patents in certain territories for various reasons, such as a current belief that the commercial market for the therapeutic candidate will not be large or that there is a near-term patent expiration that may reduce the value of the therapeutic candidate. In the event Yissum discontinues maintaining such patents, we may not be able to enforce rights for our therapeutic candidates or protect our therapeutic candidates from competition in those territories.

Our business could suffer if we are unable to attract and retain key employees or directors.

The loss of the services of members of senior management or other key personnel could delay or otherwise adversely impact the successful completion of our planned CMC, preclinical and/or clinical trials or the commercialization of our therapeutic candidates or otherwise affect our ability to manage our company effectively and to carry out our business plan. We do not maintain key-man life insurance for any of our personnel. Although we have entered into employment or consultancy agreements with all of the members of our senior management team, members of our senior management team may resign at any time. High demand exists for senior management and other key personnel in the pharmaceutical industry. There can be no assurance that we will be able to continue to retain and attract such personnel.

Our growth and success also depend on our ability to attract and retain additional highly qualified scientific, technical, business development, marketing, managerial and finance personnel. We experience intense competition for qualified personnel, and the existence of non-competition agreements between prospective employees and their former employers may prevent us from hiring those individuals or subject us to liability from their former employers. In addition, if we elect to independently commercialize any therapeutic candidate, we will need to expand our marketing and sales capabilities. While we attempt to provide competitive compensation packages to attract and retain key personnel, many of our competitors are likely to have greater resources and more experience than we have, making it difficult for us to compete successfully for key personnel. Compensation packages for certain of our senior office holders are subject to approval of our compensation committee and board of directors and in certain instances of our shareholders as well. We may not be able to achieve the required corporate approvals for proposed compensation packages, further making it difficult for us to compete successfully with privately owned companies in order to attract and retain key personnel. If we cannot attract and retain sufficiently qualified technical employees on acceptable terms, we may not be able to develop and commercialize competitive therapeutic candidates. Further, any failure to effectively integrate new personnel could prevent our business from successfully growing.

We are an international business, and we are exposed to various global and local risks that could have an adverse effect on our business.

We operate our business in multiple international jurisdictions. Such operations could be affected by changes in foreign exchange rates, capital and exchange controls, expropriation and other restrictive government actions, changes in intellectual property legal protections and remedies, trade regulations and procedures and actions affecting approval, production, pricing, and marketing of, reimbursement for and access to, our products, as well as by political unrest, unstable governments and legal systems and inter-governmental disputes. Any of these changes could adversely affect our business.

Uncertain geopolitical conditions in the Korean peninsula could have a material adverse effect on the marketing, manufacture and distribution of Consensi™ in South Korea.

Upon achieving regulatory clearance for Consensi™ in South Korea, we will rely on Kuhnil Pharmaceutical Co., Ltd. (“Kuhnil”) for the marketing, manufacture and distribution of Consensi™ in South Korea. Accordingly, geopolitical and military conditions in South Korea and the surrounding region may directly affect our ability to effectively commercialize Consensi™ in South Korea. In recent months, there have been heightened security concerns regarding North Korea’s nuclear weapons and long-range ballistic missile programs. This has resulted in increased uncertainty regarding both North Korea’s actions and those of the United States. If one of the parties takes aggressive action, including acts of war, our promotion of Consensi™ may be adversely affected.

Our subsidiary, TyrNovo, has received and may continue to receive Israeli governmental grants to assist in the funding of its research and development activities. If TyrNovo loses funding from these research and development grants, we may encounter difficulties in the funding of future research and development projects and implementing technological improvements, which would harm our operating results and may restrict the activities of our subsidiary, TyrNovo. We may encounter difficulties in securing a commercialization partner for TyrNovo’s therapeutic candidates as the grants received from the Israeli government need to be repaid as royalties from future revenue from the sale of products (and related services) developed (in whole or in part) as a result of such grants.

Our subsidiary, TyrNovo, has obligations to the Israel Innovation Authority, or IIA (formerly known as the Office of the Chief Scientist of the Ministry of Economy and Industry) with respect to grants it received from the IIA connection with TyrNovo’s technology, in an aggregate amount of approximately NIS 5.5 million. The requirements and restrictions for such grants are found in the Encouragement of Research, Development and Technological Innovation in Industry Law 5744-1984 (formerly known as the Law for the Encouragement of Research and Development in Industry 5744-1984), or the Innovation Law, the IIA’s rules and guidelines and the terms of these grants.

In general, the recipients of grants, or Recipient Company(ies), are obligated to pay the IIA royalties from the revenues generated from the sale of products (and related services) developed (in whole or in part) as a result of, a research and development program funded by the IIA at rates which are determined under the IIA’s rules and guidelines (currently a yearly rate of 3% to 6% on sales of products or services developed under the approved programs, depending on the type of the Recipient Company, up to the aggregate amount of the total grants received by the IIA, plus annual interest (as determined in the IIA’s rules and guidelines).

The technologies licensed to TyrNovo by Yissum were developed, at least in part, with funds from IIA grants, and accordingly is obligated to pay royalties on sales of any of its IIA funded products and related services. In addition, the Government of Israel may from time to time audit sales of products which it claims incorporate technology and know-how funded via IIA programs and this may lead to additional royalties being payable on additional products. As of December 31, 2017, the maximum royalty amount that would be payable by TyrNovo, excluding interest, is approximately NIS 5.5 million (USD 1.6 million), and as of such date TyrNovo had not paid any royalties to the IIA. We may encounter difficulties in securing a commercialization partner for TyrNovo’s therapeutic candidates due to the requirement to pay royalties to the IIA.

Following the full payment of such royalties and interest, there is generally no further liability for royalty payments; however, other restrictions under the Innovation Law continue to apply. These are generally described in the risk factor below under “The IIA grants which TyrNovo’s technology has received for research and development expenditures restrict its ability to manufacture products and transfer (including by way of license for R&D purposes) know-how outside of Israel and require it to satisfy specified conditions. In addition, we may encounter difficulties partnering TyrNovo’s therapeutic candidates with entities outside of Israel due to certain restrictions regarding manufacturing and transferring of know-how (including by a way of license for R&D purposes) outside of Israel imposed due to the receipt of the IIA grants.”

The IIA grants which TyrNovo’s technology has received for research and development expenditures restrict its ability to manufacture products and transfer (including by way of license for R&D purposes) know-how outside of Israel and require it to satisfy specified conditions. In addition, we may encounter difficulties partnering TyrNovo’s therapeutic candidates with entities outside of Israel due to certain restrictions regarding manufacturing and transferring of know-how (including by a way of license for R&D purposes) outside of Israel imposed due to the receipt of the IIA grants.

The research and development efforts underlying TyrNovo’s technology have been financed, in part, through the grants received from the IIA. TyrNovo, therefore, must comply with the requirements of the Innovation Law and the IIA’s rules and guidelines.

Under the IIA’s rules and guidelines, TyrNovo is generally prohibited from manufacturing products developed using the IIA funding outside of the State of Israel without the prior approval of the IIA and subject to payment of increased royalties, as further described in Item 4.B – Business Overview – Government Regulations and Funding. TyrNovo may not receive the required approvals for any proposed transfer of manufacturing activities. This restriction may impair TyrNovo’s ability to outsource manufacturing rights abroad.

Additionally, under the IIA’s rules and guidelines, TyrNovo is prohibited from transferring the IIA-funded know-how and related intellectual property rights outside of the State of Israel, except under limited circumstances and only with the prior approval of the IIA. TyrNovo may not receive the required approvals for any proposed transfer, and even if received, TyrNovo may be required to pay the IIA a redemption fee, which may result in significant amounts, in accordance with the formulas stipulated under the IIA’s rules and guidelines, while such fee will not exceed 600% of the grant amounts plus interest.

Approval of the transfer of know-how to an Israeli company is required, and may be granted if the recipient assumes all of our responsibilities towards the IIA including the restrictions on the transfer of know-how and the manufacturing rights outside of Israel and the obligation to pay royalties, and, although such transfer will not be subject to the payment of a redemption fee, there will be an obligation to pay royalties to the IIA from the income of such sale transaction as part of the royalty payment obligation. No assurance can be given that approval to any such transfer, if requested, will be granted.

These restrictions may impair our ability to perform or outsource manufacturing outside of Israel, or otherwise transfer or sell TyrNovo’s IIA funded know-how outside of Israel. It may also require TyrNovo to obtain the approval of the IIA for certain actions and transactions and pay additional royalties and other amounts to the IIA. Furthermore, the consideration available to TyrNovo’s and/or our shareholders in a transaction involving the transfer outside of Israel of know-how developed with IIA funding (such as a merger or similar transaction) may be reduced by any amounts that TyrNovo is required to pay to the IIA. If TyrNovo fails to comply with the requirements of the Innovation Law and the IIA’s rules and guidelines, TyrNovo may be required to return certain grants previously received along with interest and penalties, and may become subject to criminal proceedings.

In August 2015, an amendment to the Innovation Law, or Amendment No. 7, was enacted and which came into effect on January 1, 2016. Pursuant to Amendment No. 7, the IIA became responsible for the activity which was previously under the OCS’s responsibility. The IIA is authorized to amend the requirements and restrictions which were specified in the Innovation Law before Amendment No. 7 became effective, inter alia, with respect to ownership obligations of IIA funded know-how (including with respect to restrictions on transfer of IIA funded know-how and manufacturing activities outside of Israel), as well as royalty obligations which apply to companies that received grants from the IIA. In addition, the IIA has recently published new rules and guidelines for the granting of licenses to use know-how developed as a result of research financed by the IIA to foreign entities. According to such rules, we will be required to receive the IIA’s prior approval for the grant of such use rights, and we will be required to pay the IIA certain amount in accordance with the formula stipulated under these rules and guidelines. Although the rules which were published by the IIA as of the date of this Form 20-F, generally adopted the principal provisions and restrictions specified in the Innovation Law prior to the effectiveness of Amendment No. 7, as of the date of this Form 20-F, we are unable to assess the effect on our business of any future rules which may be published by the IIA.

Risks Related to Our Industry

Even if our therapeutic candidates receive regulatory approval or do not require regulatory approval, they may not become commercially viable products.

Even if Consensi™, NT219, and/or any other therapeutic candidate that we may develop in the future, are approved for commercialization, they may not be commercially viable products. For example, if we or our potential commercialization partners receive regulatory approval to market a therapeutic candidate, approval may be subject to limitations on the indicated uses or subject to labeling or marketing restrictions which could materially and adversely affect the marketability and profitability of the therapeutic candidate. In addition, a new therapeutic candidate may appear promising at an early stage of development or after preclinical and/or clinical trials but never reach the market, or it may reach the market but not result in sufficient product sales, if any. A therapeutic candidate may not result in commercial success for various reasons, including:

●	difficulty in large-scale manufacturing, including yield and quality;

●	low market acceptance by physicians, healthcare payers, patients and the medical community as a result of lower demonstrated clinical safety or efficacy compared to other products, prevalence and severity of adverse side effects, or other potential disadvantages relative to alternative treatment methods;

●	insufficient or unfavorable levels of reimbursement from government or third-party payers, such as insurance companies, health maintenance organizations and other health plan administrators;

●	infringement on proprietary rights of others for which we or our potential commercialization partners have not received licenses;

●	incompatibility with other therapeutic candidates;

●	other potential advantages of alternative treatment methods and competitive forces that may make it more difficult for us to penetrate a particular market segment;

●	ineffective marketing and distribution support;

●	lack of significant competitive advantages over existing products on the market;

●	lack of cost-effectiveness; or

●	timing of market introduction of competitive products.

Physicians, various other health care providers, patients, payers or the medical community in general may be unwilling to accept, utilize or recommend any of our approved therapeutic candidates. If we are unable, either on our own or through third parties, to manufacture, commercialize and market our proposed therapeutic candidates when planned, or develop commercially viable therapeutic candidates, we may not achieve any market acceptance or generate revenue.

The market for our therapeutic candidates is rapidly changing and competitive, and new drug delivery mechanisms, drug delivery technologies, new drugs and new treatments which may be developed by others could impair our ability to maintain and grow our business and remain competitive.

The pharmaceutical and biotechnology industry is highly competitive, and we face significant competition from many pharmaceutical, biopharmaceutical and biotechnology companies that are researching and marketing products designed to address the indications for which we are currently developing therapeutic candidates or for which we may develop therapeutic candidates in the future. There are various other companies that currently market or are in the process of developing products that address all of the indications or diseases treated by our therapeutic candidates.

New drug delivery mechanisms, drug delivery technologies, new drugs and new treatments that have been developed or that are in the process of being developed by others may render our therapeutic candidates noncompetitive or obsolete, or we may be unable to keep pace with technological developments or other market factors. Some of these technologies may have an entirely different platform or means of treating the same indications as Consensi™, NT219, or other therapeutic candidates that we may develop in the future. Technological competition from pharmaceutical and biotechnology companies, universities, governmental entities and others is intense and is expected to increase. Many of these entities have significantly greater research and development capabilities, human resources and budgets than we do, as well as substantially more marketing, manufacturing, financial and managerial resources. These entities represent significant competition for us. Acquisitions of, or investments in, competing pharmaceutical or biotechnology companies by large corporations could increase such competitors’ financial, marketing, manufacturing and other resources.

For example, since 2010, the opioid epidemic in the United States has increasingly been recognized as a major cause of death. The CDC estimates that from 2010 to 2016 over 600,000 Americans died from opioid overdoses. As a result, individuals, corporations, and the FDA have increasingly sought to decrease the over utilization of opioids. One method for decreasing the use of opioids is to increase the use of other analgesics. We believe that ConsensiTM could potentially replace opioids for many types of chronic pain. However, it is possible that new drugs and new treatments that have been developed or that are in the process of being developed by others in order to reduce the use of opiods may render ConsensiTM noncompetitive in this market.

The potential widespread acceptance of therapies that are alternatives to ours may limit market acceptance of our formulations or therapeutic candidates, even if commercialized. Many of our targeted diseases and conditions can also be treated by other medications or drug delivery technologies. These treatments may be widely accepted in medical communities and have a longer history of use. The established use of these competitive drugs may limit the potential for our therapeutic candidates to receive widespread acceptance if commercialized.

If third-party payers do not adequately reimburse customers for any of our therapeutic candidates that are approved for marketing, they might not be purchased or used, and our revenues and profits will not develop or increase.

Our revenues and profits will depend heavily upon the availability of adequate reimbursement for the use of our approved therapeutic candidates, if any, from governmental or other third-party payers, both in the U.S. and in foreign markets. Reimbursement by a third-party payer may depend upon a number of factors, including the third-party payer’s determination that the use of an approved therapeutic candidate is, among others:

●	a covered benefit under its health plan;

●	safe, effective and medically necessary;

●	appropriate for the specific patient;

●	cost-effective, including compared to approved alternate therapies; and

●	neither experimental nor investigational.

Obtaining reimbursement approval for a therapeutic candidate from each government or other third-party payer is a time-consuming and costly process that could require us or our current or potential development and commercialization partners to provide supporting scientific, clinical and cost-effectiveness data for the use of our therapeutic candidates to each payer. Even when a payer determines that a therapeutic candidate is eligible for reimbursement, the payer may impose coverage limitations that preclude payment for some uses that are approved by the FDA or other foreign regulatory authorities. Reimbursement rates may vary according to the use of the therapeutic candidate and the clinical setting in which it used, may be based on payments allowed for lower-cost products that are already reimbursed, may be incorporated into existing payments for other products or services, and may reflect budgetary constraints or imperfections in Medicare, Medicaid or other data used to calculate these rates.

It has been reported the generic drug prices have fallen since 2010. As a result, profits of generic drug companies, such as Teva Pharmaceuticals (NYSE:TEVA; TASE:TEVA), have been falling over time. With the decrease in profits, the stock prices of publicly traded generic companies have often fallen in tandem. It is unclear to us how long this trend will continue, nor what effect this might have on the marketing of ConsensiTM which, while patented, is comprised of two separate generic drug components.

In the U.S., there have been, and we expect that there will continue to be, federal and state proposals to constrain expenditures for medical products and services which may affect payments for our therapeutic candidates in the U.S. We believe that legislation that reduces reimbursement for our therapeutic candidates could adversely impact how much or under what circumstances healthcare providers will prescribe or administer our therapeutic candidates, if approved. This could materially and adversely impact our business by reducing our ability to generate revenue, raise capital, obtain additional collaborators and market our therapeutic candidates, if approved. At this stage, we are unable to estimate the extent of the direct or indirect impact of any such federal and state proposals.

Further, the Centers for Medicare and Medicaid Services (CMS) frequently change product descriptors, coverage policies, product and service codes, payment methodologies and reimbursement values. Third-party payers often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates, and both the CMS and other third-party payers may have sufficient market power to demand significant price reductions. Price reductions or other significant coverage policies or payment limitations could materially and adversely affect our business, financial condition and results of operations.

Legislative or regulatory reform of the healthcare system in the United States may harm our future business.

On March 23, 2010, President Obama signed the “Patient Protection and Affordable Care Act” (P.L. 111-148) and on March 30, 2010, the President signed the “Health Care and Education Reconciliation Act” (P.L. 111-152), collectively commonly referred to as the “Healthcare Reform Law.” The Healthcare Reform Law included a number of new rules regarding health insurance, the provision of healthcare, and conditions to reimbursement for healthcare services provided to Medicare and Medicaid patients and other healthcare policy reforms. Through the law making process, substantial changes have been and continue to be made to the current system for paying for healthcare in the United States, including changes made in order to extend medical benefits to tens of millions of Americans who lacked insurance coverage and to contain or reduce healthcare costs (such as by reducing or conditioning reimbursement amounts for healthcare services and drugs and imposing additional taxes, fees, and rebate obligations on pharmaceutical and medical device companies). This legislation has been one of the most comprehensive and significant reforms ever experienced by the United States in the healthcare industry, and has significantly changed the way healthcare is financed by both governmental and private insurers. This legislation has impacted the scope of healthcare insurance and incentives for consumers and insurance companies, among others. Additionally, the Healthcare Reform Law’s provisions are designed to encourage providers to find cost savings in their clinical operations. Pharmaceuticals represent a significant portion of the cost of providing care. Through modified reimbursement rates and other incentives, the United States government is requiring that providers identify the most cost-effective services, supplies and pharmaceuticals. This environment has caused changes in the purchasing habits of consumers and providers and resulted in specific attention to the pricing negotiation, product selection and utilization review surrounding pharmaceuticals. This attention may result in our therapeutic candidates being chosen less frequently or the pricing being substantially lowered. Some of the provisions of the Healthcare Reform Law have not yet been fully implemented and regulatory guidance continues to be issued.  At this stage, it is difficult to estimate the full extent of the direct or indirect impact of the Healthcare Reform Law on us.

These structural changes could entail further modifications to the existing system of private payors and government programs (such as Medicare, Medicaid and the State Children’s Health Insurance Program), creation of a government-sponsored healthcare insurance sources, or some combination of both, as well as other changes. Restructuring the coverage of medical care in the United States could impact the reimbursement for prescribed drugs and pharmaceuticals, such as those we and our development or commercialization partners are currently developing. If reimbursement for our approved therapeutic candidates, if any, is substantially reduced or otherwise adversely affected in the future, or rebate obligations associated with them are substantially increased, it could have a material adverse effect on our business, financial condition and results of operations.

Extending medical benefits to those who previously lacked coverage may, in the long term, result in substantial cost to the United States federal government, which may force significant additional changes to the healthcare system in the United States. Much of the funding for expanded healthcare coverage may be sought through cost savings. While some of these savings may come from realizing greater efficiencies in delivering care, improving the effectiveness of preventive care and enhancing the overall quality of care, much of the cost savings may come from reducing the cost of care and increased enforcement activities. Cost of care could be reduced further by decreasing the level of reimbursement for medical services or products (including those therapeutic candidates currently being developed by us or our development or commercialization partners), or by restricting coverage (and, thereby, utilization) of medical services or products. In either case, a reduction in the utilization of, or reimbursement for, any therapeutic candidate for which we receive marketing approval in the future could have a material adverse effect on our business, financial condition and results of operations.

Several states and private entities initially mounted legal challenges to the Healthcare Reform Law, and they continue to litigate various aspects of the legislation. On July 26, 2012, the United States Supreme Court generally upheld the provisions of the Healthcare Reform Law at issue as constitutional. However, the U.S. Supreme Court held that the legislation improperly required the states to expand their Medicaid programs to cover more individuals. As a result, the states have a choice as to whether they will expand the number of individuals covered by their respective state Medicaid programs. Some states have determined that they will not expand their Medicaid programs and will develop other cost saving and coverage measures to provide care to currently uninsured individuals. Many of these efforts to date have included the institution of Medicaid managed care programs. The manner in which these cost saving and coverage measures are implemented could have a material adverse effect on our business, financial condition and results of operations. Further, the healthcare regulatory environment has seen significant changes in recent years and is still in flux. Judicial challenges as well as legislative initiatives to modify, limit, or repeal the Healthcare Reform Law have been initiated and continue to evolve following the 2017 changes in the U.S. presidential administrations and U.S. Congress. One such initiative is an Executive Order signed by the current U.S. President directing executive departments and federal agencies to waive, defer, grant exemptions from, or delay the implementation of provisions of the Healthcare Reform Law that would impose a fiscal or regulatory burden on individuals and certain entities to the maximum extent permitted by law. These legislative and judicial challenges are likely to continue. We cannot predict the impact on our business of future legislative and legal challenges to the Healthcare Reform Law or other changes to the current laws and regulations.

We are subject to additional federal and state laws and regulations relating to our business, and our failure to comply with those laws could have a material adverse effect on our results of operations and financial conditions.

Upon the commencement of marketing products in the United States, we will become subject to additional healthcare regulation and enforcement by the U.S. federal government and the states in which we conduct or will conduct our business. The laws that may affect our ability to operate include, but are not limited to, the following:

●	the federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual for, or the purchase, order or recommendation of, any good or service for which payment may be made under government healthcare programs such as the Medicare and Medicaid programs;

●	the federal Anti-Inducement Law (also known as the Civil Monetary Penalties Law), which prohibits a person from offering or transferring remuneration to a Medicare or State healthcare program beneficiary that the person knows or should know is likely to influence the beneficiary’s selection of a particular provider, practitioner or supplier of any item or service for which payment may be made, in whole or in part, by Medicare or a State healthcare program;

●	the Ethics in Patient Referrals Act of 1989, commonly referred to as the Stark Law, which prohibits physicians from referring Medicare or Medicaid patients for certain designated health services where that physician or family member has a financial relationship with the entity providing the designated health service, unless an exception applies;

●	federal false claims laws that prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid or other government healthcare programs that are false or fraudulent;

●	the so-called federal “Sunshine Act”, which requires certain pharmaceutical and medical device companies to monitor and report certain financial relationships with physicians and other healthcare providers to CMS for disclosure to the public;

●	the federal Food, Drug, and Cosmetic Act, which, among other things, strictly regulates drug product and medical device marketing, prohibits manufacturers from marketing such products for off-label use, and regulates the distribution of samples;

●	federal criminal laws that prohibit executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters; and

●	state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers.

Further, the Healthcare Reform Law, among other things, amends the intent requirement of the federal anti-kickback and criminal healthcare fraud statutes. A person or entity can now be found guilty of fraud or an anti-kickback violation without actual knowledge of the statute or specific intent to violate it. In addition, the Healthcare Reform Law provides that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statue constitutes a false or fraudulent claim for purposes of the False Claims Act (31 U.S.C. 3729–3733). Possible sanctions for violation of these anti-kickback laws include monetary fines, civil and criminal penalties, exclusion from Medicare, Medicaid and other government programs and forfeiture of amounts collected in violation of such prohibitions. Any violations of these laws, or any action against us for violation of these laws, even if we successfully defend against it, could result in a material adverse effect on our reputation, business, results of operations and financial condition.

The Healthcare Reform Law also imposes reporting requirements on certain medical device and pharmaceutical manufacturers, among others, to make annual public disclosures of certain payments and other transfers of value to physicians and teaching hospitals and ownership or investment interests held by physicians or their immediate family members. Failure to submit required information may result in civil monetary penalties of up to an aggregate of $150,000 per year (or up to an aggregate of $1 million per year for “knowing failures”), for all payments, transfers of value or ownership or investment interests that are not reported. Manufacturers were required to begin data collection on August 1, 2013 and report such data to the CMS by March 31 of each year. CMS made the data publicly available on its searchable database beginning in September 2014.

In addition, there has been a recent trend of increased federal and state regulation of payments made to physicians for marketing, medical directorships, and other purposes. Some states, such as California, Massachusetts and Vermont, mandate implementation of corporate compliance programs, along with the tracking and reporting of gifts, compensation and other remuneration to physicians, and some states limit or prohibit such gifts.

Most recently, there has been a trend in federal and state legislation aimed at requiring pharmaceutical companies to disclose information about their production and marketing costs, and ultimately lowering costs for drug products. Several states have passed or introduced bills that would require disclosure of certain pricing information for prescription drugs that have no threshold amount or are above a certain annual wholesale acquisition cost, and in June 2016 Vermont became the first state to pass legislation requiring certain drug companies to disclose information relating to justification of certain price increases. The U.S. Congress has also introduced bills targeting prescription drug price transparency.

Any such implementation of legislation requiring publication of drug costs could materially and adversely impact our business, financial condition and results of operations by promoting a reduction in drug prices. As such, patients may choose to use other low-cost, established drugs or therapies.

The scope and enforcement of these laws are uncertain and subject to change in the current environment of healthcare reform, especially in light of the lack of applicable precedent and regulations. We cannot predict the impact on our business, financial condition nor results of operations of any changes in these laws. Federal or state regulatory authorities may challenge our current or future activities under these laws. Any such challenge could have a material adverse effect on our reputation, business, results of operations, and financial condition. Any state or federal regulatory review of us, regardless of the outcome, would be costly and time-consuming.

We could be exposed to significant drug product liability claims, which could be time consuming and costly to defend, divert management attention and adversely impact our ability to obtain and maintain insurance coverage.

The clinical trials that we conduct, and the testing, manufacturing, marketing and commercial sale of our therapeutic candidates, involve and will involve an inherent risk that significant liability claims may be asserted against us. We currently have a clinical trial liability policy that includes coverage for our clinical trials. Should we decide to seek additional insurance against such risks before our product sales commence, there is a risk that such insurance will be unavailable to us, or if it can be obtained at such time, that it will be available only at an unaffordable cost. Even if we obtain insurance, it may prove inadequate to cover claims or litigation costs, especially in the case of wrongful death claims. Product liability claims or other claims related to our therapeutic candidates, regardless of their outcome, could require us to spend significant time and money in litigation or to pay significant settlement amounts or judgments. Any successful product liability or other claim may prevent us from obtaining adequate liability insurance in the future on commercially desirable or reasonable terms. An inability to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims could prevent or inhibit the commercialization of our products and therapeutic candidates. A product liability claim could also significantly harm our reputation and delay market acceptance of our therapeutic candidates.

Unfavorable global economic conditions could adversely affect our business, financial condition or results of operations.

Our results of operations could be adversely affected by general conditions in the global economy and in the global financial markets. An economic downturn could result in a variety of risks to our business, including weakened demand for our therapeutic candidates and our inability to raise additional capital when needed on acceptable terms, if at all. A weak or declining economy could also strain our partners and suppliers, possibly resulting in supply disruption, or cause future customers to delay making payments for our products. Any of the foregoing could harm our business and we cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact our business.

Our business involves risks related to handling regulated substances which could severely affect our ability to conduct research and development of our therapeutic candidates.

In connection with our current or potential development and commercialization partners’ research and clinical development activities, as well as the manufacture of materials and therapeutic candidates, we and our current or potential development and commercialization partners are subject to foreign, federal, state and local laws, rules, regulations and policies governing the use, generation, manufacture, storage, air emission, effluent discharge, handling and disposal of certain materials, biological specimens and wastes. We and our current or potential development and commercialization partners may be required to incur significant costs to comply with environmental and health and safety regulations in the future. Our research and clinical development, as well as the activities of our manufacturing and current or potential development and commercialization partners, both now and in the future, may involve the controlled use of hazardous materials, including but not limited to certain hazardous chemicals. We cannot completely eliminate the risk of accidental contamination or injury from these materials. In the event of such an occurrence, we could be held liable for any damages that result and any such liability could exceed our resources.

Risks Related to Legal Proceedings and Intellectual Property

Legal proceedings or third-party claims of intellectual property infringement and other legal challenges may require us to spend substantial time and money and could prevent us from developing or commercializing our therapeutic candidates. An adverse result in these infringements and other legal challenges could have a material adverse effect on our business, results of operations and financial condition.

The development, manufacture, use, offer for sale, sale or importation of our therapeutic candidates may infringe on the claims of third-party patents or other intellectual property rights. The nature of claims contained in unpublished patent filings around the world is unknown to us, and it is not possible to know which countries patent holders may choose for the extension of their filings under the Patent Cooperation Treaty, or other mechanisms. We may also be subject to claims based on the actions of employees and consultants with respect to the usage or disclosure of intellectual property learned at other employers. The cost to us of any intellectual property litigation or other infringement proceeding, even if resolved in our favor, could be substantial. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively because of their substantially greater financial resources. Uncertainties resulting from the initiation and continuation or defense of intellectual property litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace. Intellectual property litigation and other proceedings may also absorb significant management time. Consequently, we are unable to guarantee that we will be able to manufacture, use, offer for sale, sell or import our therapeutic candidates in the event of an infringement action.

In the event of patent infringement claims, or to avoid potential claims, we may choose or be required to seek a license from a third party and would most likely be required to pay license fees or royalties or both. These licenses may not be available on acceptable terms, or at all. Even if we were able to obtain a license, the rights may be non-exclusive, which could potentially limit our competitive advantage. Ultimately, we could be prevented from commercializing a therapeutic candidate or be forced to cease some aspect of our business operations if, as a result of actual or threatened patent infringement or other claims, we are unable to enter into licenses on acceptable terms. This inability to enter into licenses could harm our business significantly.

From time to time, we may also be involved in various lawsuits and legal proceedings other than intellectual property infringement actions, concerning such laws as corporate and securities laws, business laws, product liability laws, and environmental laws. On December 3, 2015, we announced that we received a lawsuit and motion to approve the lawsuit as a class action lawsuit pursuant to the Class Action Lawsuits Law 5766-2006 which was filed against us and our directors at the Tel Aviv District Court (Economic Division). The Motion asserts claims for damages to the holders of our securities listed on the TASE, arising due to the initial public offering of our securities in the U.S. during November 2015. Additionally, on February 16, 2017, we announced that four lawsuits and motions to approve the lawsuits as a class action lawsuit were filed against us and certain of our office holders at the Tel Aviv District Court (Economic Division), and served on us, with each such motion relating to the formal investigation by the Israeli Securities Authority (ISA) into our public disclosures. In addition, class actions lawsuits largely relating to the same matters were filed in the State of California and in the U.S. federal courts against us, our CEO and CFO, and in the California lawsuits, against the underwriters of our November 2015 initial public offering in the U.S.A. (collectively, “Investigation Motions”).

The above noted motions and class actions could result in significant legal defense costs and high punitive damage payments. For instance, during the year ended December 31, 2017, we incurred legal expenses of approximately $900,000 in connection with the ISA Investigation and ongoing class actions. Although we maintain directors’ and officers’ liability insurance, with an extension to cover the Company as well, and which is expected to cover much of our expected costs (legal and otherwise) in connection with the ISA Investigation and ongoing class actions after payment by us of the policy deductibles, the insurance companies may reject our claims for coverage under the policy or the coverage may not be adequate to cover future claims. Furthermore, we are required to indemnify our underwriters for their legal defense costs or any other damages in the California Investigation Motion, and such indemnification will not be covered under the policy. To date we have received requests from our underwriters to indemnify them for their legal costs in connection with the California putative class actions in an aggregate amount of approximately $135,000, most of which amount has already been paid by us as of the date of this Annual Report on Form 20-F. Additionally, we may be unable to maintain our existing directors’ and officers’ liability insurance in the future at satisfactory rates or adequate amounts. With respect to the motion from December 2015, we have been advised by our attorneys that the likelihood of the Company not incurring any financial obligation as a result of such class action exceeds the likelihood that the Company will incur a financial obligation. At this preliminary stage however, we are unable, with any degree of certainty, to make any other evaluations or any other assessments with respect to the probability of success or the scope of potential exposure, if any, of any of the Investigation Motions. For more information see “Item 8 – Financial Information – Legal Proceedings”.

It is difficult to foresee the results of legal actions and proceedings currently involving us or those which may arise in the future, and an adverse result in these matters could have a material adverse effect on our business, results of operations and financial condition. In addition, any legal or administrative proceedings which we are subject to could require the significant involvement of our senior management, and may divert management attention from our business and operations.

We may be subject to material fines, penalties and other sanctions and other adverse consequences arising out of the Company’s ongoing Israeli Securities Authority investigation, related class action lawsuits and related matters.

We operate in a complex legal and regulatory environment, and any failure or possible failure to comply with applicable laws, rules and regulations may result in civil and/or criminal legal proceedings. In Israel, Kitov Pharma is currently subject to a formal investigation by the Israeli Securities Authority (respectively, the “Investigation” and the “ISA”) into its public disclosures around certain aspects of the studies related to its lead therapeutic candidate, Consensi™. We have not yet been advised by the ISA of the full scope and focus of the Investigation. However, in order to provide additional information regarding the investigation to the Company’s investors and the public, we had discussions with the ISA in order to obtain certain additional information which may be disclosed to our shareholders. Based on these discussions with the ISA, we believe that the Investigation with respect to Kitov Pharma relates to the Data Monitoring Committee (“DMC”) appointed in connection with our Phase III trial of Consensi™.

We cannot predict at this time the impact on us as a result of the Investigation and accordingly cannot assure you that we will not be materially and adversely affected. Responding to such an investigation is costly and involves a significant diversion of management’s attention. Such proceedings are unpredictable and may develop over lengthy periods of time. Future settlements may involve large cash penalties. The ISA has a broad range of civil and criminal penalties it may seek to impose (on Kitov Pharma and/or individuals), and Kitov Pharma and/or its officer holders may be required to pay material fines and/or penalties. Kitov Pharma and/or its office holders may be subject to injunctions or limitations on future conduct, or suffer other criminal or civil penalties or adverse impacts, including additional lawsuits by private litigants. Any one or more of the foregoing could have a material adverse effect on our reputation and our business, financial condition or results of operations. For more information on the Investigation see “Item 8 – Financial Information – Legal Proceedings”.

We may be unable to adequately protect or enforce our rights to intellectual property, causing us to lose valuable rights. Loss of patent rights may lead us to lose market share and potential profits.

Our success depends, in part, on our ability, and the ability of our current or potential development and commercialization partners to obtain patent protection for our therapeutic candidates, maintain the confidentiality of our trade secrets and know-how, operate without infringing on the proprietary rights of others and prevent others from infringing our proprietary rights.

We try to protect our proprietary position by, among other things, filing U.S. and other patent applications related to our therapeutic candidates, inventions and improvements that may be important to the continuing development of our therapeutic candidates.

Because the patent position of pharmaceutical companies involves complex legal and factual questions, we cannot predict the validity and enforceability of any patents we may obtain with certainty. Our competitors may independently develop drug delivery technologies or products similar to ours or design around or otherwise circumvent any patents that may be issued to or licensed by us. Our pending patent applications, and those that we may file in the future or those we may license from third parties may not result in patents being issued. If these patents are issued, they may not provide us with proprietary protection or competitive advantages. The degree of future protection to be afforded by our proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage.

Patent rights are territorial; thus, the patent protection we have sought will only extend, if issued, to those countries, if any, in which we will be issued patents. Even so, the laws of certain countries do not protect our intellectual property rights to the same extent as do the laws of the U.S. Competitors may successfully challenge any of our patents, produce similar drugs or products that do not infringe such patents, or produce drugs in countries where we have not applied for patent protection or that do not respect such patents. Furthermore, it is not possible to know the scope of claims that will be allowed in published applications and it is also not possible to know which claims of granted patents, if any, will be deemed enforceable in a court of law.

After the completion of development and registration of any future patents, third parties may still act to manufacture or market our therapeutic candidates in infringement of our patent protected rights. Such manufacture or marketing of our therapeutic candidates in infringement of any patent-protected rights is likely to cause us damage and lead to a reduction in the prices of our therapeutic candidates, thereby reducing our potential profits.

We may invest a significant amount of time and expense in the development of our therapeutic candidates only to be subject to significant delay and patent litigation before they may be commercialized. In addition, due to the extensive time needed to develop, test and obtain regulatory approval for our therapeutic candidates, any patents that may be issued that protect our therapeutic candidates may expire early during commercialization. This may reduce or eliminate any market advantages that such patents may give us. Following patent expiration, we may face increased competition through the entry of generic products into the market and a subsequent decline in market share and profits.

We are developing some of our therapeutic candidates in collaboration with academic and other research institutes. While we attempt to ensure that our intellectual property is protected under the terms of our collaboration agreements with such institutes, these institutes may have claims to our intellectual property.

If we are unable to protect the confidentiality of our trade secrets or know-how, such proprietary information may be used by others to compete against us.

In addition to filing patents, we generally try to protect our trade secrets, know-how and technology by entering into confidentiality or non-disclosure agreements with parties that have access to it, such as our current or potential development and commercialization partners, employees, contractors and consultants. We also enter into agreements that purport to require the disclosure and assignment to us of the rights to the ideas, developments, discoveries and inventions of our employees, advisors, research collaborators, contractors and consultants while we employ or engage them. However, these agreements can be difficult and costly to enforce or may not provide adequate remedies. Any of these parties may breach the confidentiality agreements and willfully or unintentionally disclose our confidential information, or our competitors might learn of the information in some other way. The disclosure to, or independent development by, a competitor of any trade secret, know-how or other technology not protected by a patent could materially adversely affect any competitive advantage we may have over any such competitor.

To the extent that any of our employees, advisors, research collaborators, contractors or consultants independently develop, or use independently developed, intellectual property in connection with any of our projects, disputes may arise as to the proprietary rights to this type of information. If a dispute arises with respect to any proprietary right, enforcement of our rights can be costly and unpredictable and a court may determine that the right belongs to a third party.

We may be subject to other patent-related litigation or proceedings that could be costly to defend and uncertain in their outcome.

In addition to infringement claims against us, we may in the future become a party to other patent litigation or proceedings before regulatory agencies, including interference or re-examination proceedings filed with the U.S. Patent and Trademark Office (USPTO) or opposition proceedings in other foreign patent offices regarding intellectual property rights with respect to our therapeutic candidates, as well as other disputes regarding intellectual property rights with our current and potential development and commercialization partners, or others with whom we have contractual or other business relationships. Post-issuance oppositions are not uncommon and we and our current and potential development and commercialization partners will be required to defend these opposition procedures as a matter of course. Opposition procedures may be costly, and there is a risk that we may not prevail.

Risks Related to our Operations in Israel

It may be difficult to enforce a U.S. judgment against us and our officers and directors in Israel or the U.S., or to serve process on our officers and directors.

We are incorporated in Israel. Most of our executive officers and directors reside outside of the U.S., and all of our assets and most of the assets of our executive officers and directors are located outside of the U.S. Therefore, a judgment obtained against us or such executive officers and our directors in the U.S., including one based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the U.S. and may not be enforced by an Israeli court. It may also be difficult for you to affect service of process on these persons in the U.S. or to assert U.S. securities law claims in original actions instituted in Israel. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not United States law is applicable to the claim. If United States law is found to be applicable, the content of applicable United States law must be proven as a fact by expert witnesses, which can be a time consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel that addresses the matters described above. As a result of the difficulty associated with enforcing a judgment against us in Israel, it may be impossible to collect any damages awarded by either a U.S. or foreign court.

Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful shareholder claims against us and may reduce the amount of money available to us.

The Companies Law and our amended and restated articles of association permit us to indemnify our directors and officers for acts performed by them in their capacity as directors and officers. The Companies Law and our amended and restated articles of association provide that a company may not exempt or indemnify a director or an office holder nor enter into an insurance contract, which would provide coverage for any monetary liability incurred as a result of (a) a breach by the director or officer of his duty of loyalty, except for insurance and indemnification where the director or officer acted in good faith and had a reasonable basis to believe that the act would not prejudice the company; (b) a breach by the director or officer of his duty of care if the breach was done intentionally or recklessly, except if the breach was solely as a result of negligence; (c) any act or omission done with the intent to derive an illegal personal benefit; or (d) any fine, civil fine, monetary sanctions, or forfeit imposed on the officer or director. See Item 6. Directors, Senior Management and Employees – C. Board Practices – Exculpation, Insurance and Indemnification of Directors and Officers.

We have issued letters of indemnification to our directors and officers, pursuant to which we have agreed to indemnify them in advance for any liability or expense imposed on or incurred by them in connection with acts they perform in their capacity as a director or officer, subject to applicable law. The amount of the advance indemnity will not exceed 25% of our then consolidated shareholders’ equity, per its most recent consolidated annual financial statements.

Our indemnification obligations limit the personal liability of our directors and officers for monetary damages for breach of their duties as directors by shifting the burden of such losses and expenses to us. Although we have obtained directors’ and officers’ liability insurance, certain liabilities or expenses covered by our indemnification obligations may not be covered by such insurance or the coverage limitation amounts may be exceeded.

As a result of the class action motions and lawsuits or other claims which may be filed against our directors and officers, as well as the Investigation, we may need to use a significant amount of our funds to satisfy our indemnification obligations, which could severely harm our business and financial condition and limit the funds available to shareholders who may choose to bring a claim against our company. See the risk factor titled “Legal proceedings or third-party claims of intellectual property infringement and other legal challenges may require us to spend substantial time and money and could prevent us from developing or commercializing our therapeutic candidates. An adverse result in these infringements and other legal challenges could have a material adverse effect on our business, results of operations and financial conditions” under the risk factor section titled “Risks Related to Legal Proceedings and Intellectual Property”.

These provisions and resultant costs may also discourage us from bringing a lawsuit against directors and officers for breaches of their duties, and may similarly discourage the filing of derivative litigation by our shareholders against the directors and officers even though such actions, if successful, might otherwise benefit our shareholders.

In the event we do not satisfy the requirements for a tax-free merger of Kitov Pharmaceuticals with and into Kitov Pharma, Kitov Pharmaceuticals may be subject to a material tax liability.

The board of directors of each of Kitov Pharma and Kitov Pharmaceuticals approved the merger of Kitov Pharmaceuticals with and into Kitov Pharma, with Kitov Pharma as the surviving company. The merger was completed in December 2017. Based on our analysis, we notified the Israeli Tax Authority that the merger satisfied the requirements for a tax-free merger under Israeli tax law, which includes amongst other requirements, which are applicable to Kitov: that the merger was considered for business and economic purposes and that the primary goal of the merger was not tax avoidance or tax reduction; compliance with certain limitations on selling off most of each of the companies’ assets should not be sold during the period two years after the end of the tax year in which the change in the structure occurs; the merged company will continue its main business activity in the same way it did prior to the merger; and operating losses carried forward (of both the participating companies) may be deducted in the reports of the merged company, at the lower of a rate of 20% of the losses transferred each year, or up to 50% of the taxable income of the merged company. In the event the Israel Tax Authority does not agree with our analysis, Kitov Pharmaceuticals may be subject to a material tax amount on account of the sale equal to the value of its assets on the date of transfer minus the cost basis for such assets. Such a tax liability may have a material adverse effect on our financial results.

We conduct our operations in Israel and therefore our results may be adversely affected by political, economic and military instability in Israel and its region.

We are incorporated under the laws of the State of Israel, our principal offices are located in central Israel and some of our officers, employees, consultants and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. Any hostilities involving Israel or the interruption or curtailment of trade within Israel or between Israel and its trading partners could adversely affect our operations and results of operations and could make it more difficult for us to raise capital. In 2008, 2012, and again in the summer of 2014, Israel was engaged in an armed conflict with Hamas, a militia group and political party operating in the Gaza Strip, and during the summer of 2006, Israel was engaged in an armed conflict with Hezbollah, a Lebanese Islamist Shiite militia group and political party. These conflicts involved missile strikes against civilian targets in various parts of Israel, and negatively affected business conditions in Israel. Political uprisings and civil resistance demonstrations in various countries in the Middle East have affected the political stability of those countries. It is not clear how this instability, will develop and how it will affect the political and security situation in the Middle East. This instability may lead to deterioration of the political relationships that exist between Israel and these countries, and have raised concerns regarding security in the region and the potential for armed conflict. The tension between Israel and Iran or extremist groups in the region, such as Hamas in Gaza and Hezbollah in Lebanon, may escalate in the future and turn violent, which could affect the Israeli economy generally and us in particular. Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions and could harm our results of operations. Parties with whom we may do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary. The conflict situation in Israel could cause situations where medical product certifying or auditing bodies could not be able to visit manufacturing facilities of our subcontractors in Israel in order to review our certifications or clearances, thus possibly leading to temporary suspensions or even cancellations of our product clearances or certifications. The conflict situation in Israel could also result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements.

Our commercial insurance does not cover losses that may occur as a result of events associated with the security situation in the Middle East. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflicts or political instability in the region would likely negatively affect business conditions and could harm our results of operations.

Further, in the past, the State of Israel and Israeli companies have been subjected to an economic boycott. Several countries still restrict business and trade activity with the State of Israel and with Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in the region continue or intensify. Such restrictions may seriously limit our ability to sell our products to customers in those countries.

Any of the factors set forth above may have an adverse impact on our operating results, financial condition or the expansion of our business.

Kitov Pharma owns a majority interest in its subsidiary, TyrNovo. As a majority shareholder under the Israeli Companies Law, Kitov Pharma owes certain fiduciary duties to the non-controlling shareholders of TyrNovo and must share dividends and distributions with these non-controlling shareholders. In addition, in a stay of proceedings, reorganization or bankruptcy scenario, certain controlling shareholder loans may become subordinated to other obligations of TyrNovo.

Kitov Pharma presently owns a controlling majority stake in TyrNovo, as well as the majority of TyrNovo’s presently outstanding debt obligations. All the ordinary shares of TyrNovo that are not owned by Kitov Pharma are privately held. In order to satisfy whatever fiduciary obligations Kitov Pharma may have under applicable law or other governing documents to the non-controlling shareholders of TyrNovo, Kitov Pharma endeavors to deal with TyrNovo at “arm’s-length.” Some transactions between Kitov Pharma and TyrNovo, including any cancellation of such transactions, may require the approval of the boards of directors of TyrNovo and/or Kitov Pharma, and, under certain circumstances, approval of the shareholders of TyrNovo and/or Kitov Pharma by special vote and are subject to the receipt of applicable permits and approvals, and therefore Kitov Pharma’s ability to control TyrNovo may be limited.

For example, the current articles of association of TyrNovo require that any loans taken by TyrNovo receive unanimous consent of all shareholders present at a shareholders meeting called in order to approve such loan. The same special majority would be required in order to amend such provision in the articles of association. It is unclear if these provisions apply to the Convertible Loan which was provided to TyrNovo by Kitov Pharma and which may be provided to TyrNovo by Taoz, a minority shareholder of TyrNovo, pursuant to a Binding Term Sheet between TyrNovo, Taoz and Kitov Pharma which was confirmed under a final judgment entered into by the Economic Division of the Tel Aviv District Court in February 2017. As such, it is presently unclear if Kitov Pharma and/or Taoz can make investments into TyrNovo in the form of such Convertible Loans, nor what might be the terms of any equity investments into TyrNovo in place of such Convertible Loans if they are deemed to have not been approved in accordance with the articles of association of TyrNovo. For more information on the Convertible Loans and the Court approved settlement, see Item 7. Major Shareholders and Related Party Transactions B. – Related Party Transactions – TyrNovo Ltd.

In addition, any dividend or distribution from TyrNovo requires the approval of the directors of TyrNovo and may be subject to restrictions imposed other agreements to which they are party, and therefore there may be limits on the dividends or distributions Kitov Pharma receives from TyrNovo and from any commercialization of NT219. In addition, in a stay of proceedings, reorganization or bankruptcy scenario, certain controlling shareholder loans may become subordinated to other obligations of the subsidiary, and Kitov Pharma’s priority rights over loans it has made to TyrNovo may be pushed back in such proceedings.

Provisions of Israeli law and Kitov Pharma’s amended and restated articles of association or TyrNovo’s articles of association may delay, prevent or otherwise impede a merger with, or an acquisition of, the Company or TyrNovo, or an acquisition of a significant portion of Kitov Pharma’s or TyrNovo’s shares, which could prevent a change of control, and negatively affect the market price of Kitov Pharma’s ordinary shares.

Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for certain transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions. These provisions of Israeli law may delay, prevent or make difficult an acquisition of us, which could prevent a change of control and therefore depress the price of our shares, See “Item 10. Additional Information – B. Memorandum and Articles of Association – Provisions restricting change in control of our company” for more information.

Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to our shareholders, especially for those shareholders whose country of residence does not have a tax treaty with Israel which exempts such shareholders from Israeli tax. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of a number of conditions, including, in some cases, a holding period of two years from the date of the transaction during which sales and dispositions of shares of the participating companies are subject to certain restrictions. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no disposition of the shares has occurred.

Kitov Pharma’s amended and restated articles of association also contain provisions that could delay or prevent changes in control or changes in our management. These provisions include matters in connection with the election and removal of directors, such as Kitov Pharma’s staggered board of directors, the appointment by Kitov Pharma’s board of directors of additional directors to fill vacancies on the board of directors, the size of the Kitov Pharma’s board of directors, the terms of office of Kitov Pharma’s directors and the special majority of Kitov Pharma’s voting rights required to amend such provision in its amended and restated articles of association, See “Item 6. Directors, Senior Management and Employees – C. Board Practices - Board of Directors and Officers” and “Item 10. Additional Information – B. Memorandum and Articles of Association – Provisions restricting change in control of our company” for additional information.

In addition, Kitov Pharma has 1,000,000,000 shares of non-voting senior preferred shares authorized, which can be issued by its board of directors, who can establish conversion, redemption, optional and other special rights, qualifications, limitations or restrictions, if any, of the non-voting senior preferred shares, without further actions by Kitov Pharma’s shareholders, unless shareholder approval is otherwise required by applicable law, the rules of any exchange or other market on which its securities may then be listed or traded, its articles of association then in effect, or any other applicable rules and regulations. Furthermore, in a merger between Israeli corporations, if the non-surviving entity has more than one class of shares, the merger may need to be approved by each class of shareholders, including any classes of otherwise non-voting shares, such as the non-voting senior preferred shares authorized in Kitov Pharma’s share capital.

Kitov Pharma’s subsidiary, TyrNovo, has obligations to the IIA with respect to grants from the IIA for certain research and development expenditures in connection with TyrNovo’s technology. The terms of these grants may require us to satisfy specified conditions in order to manufacture products and transfer technologies outside of Israel, which may impede our acquisition by, or a merger with, a foreign company. For more information, see the risk factors in connection with IIA funding found under “Risks Related to Our Financial Condition and Capital Requirements.”

 These and other similar provisions could delay, prevent or impede an acquisition of us or our merger with another company, or an acquisition of a significant portion of our shares, even if such an acquisition or merger would be beneficial to us or to our shareholders. See “Item 10. Additional Information – B. Memorandum and Articles of Association – Provisions Restricting Change in Control of Our Company” and “Item 10. Additional Information – E. Taxation—Israeli Tax Considerations and Government Programs” for additional information.

Because a certain portion of our expenses is incurred in currencies other than the U.S. dollar, our results of operations may be harmed by currency fluctuations and inflation.

Our reporting and functional currency is the U.S. dollar. Most of the royalty payments from potential development and commercialization partners are expected to be payable in U.S. dollars, and we expect our revenues from future licensing agreements to be denominated mainly in U.S. dollars. We pay a portion of our expenses in U.S. dollars; however, a portion of our expenses, related to salaries of the employees in Israel and payment to part of the service providers in Israel, are paid in NIS and in other currencies. In addition, a portion of our financial assets is held in NIS. As a result, we are exposed to currency fluctuation risks. For example, if the NIS strengthens against the U.S. dollar, our reported expenses in U.S. dollars may be higher than anticipated. In addition, if the NIS weakens against the U.S. dollar, the U.S. dollar value of our financial assets held in NIS will decline.

Your obligations and responsibilities as a shareholder will be governed by Israeli law which may differ in some respects from the obligations and responsibilities of shareholders of U.S. companies. Israeli law may impose obligations and responsibilities on a shareholder of an Israeli company that are not imposed upon shareholders of corporations in the U.S.

We are incorporated under Israeli law. The obligations and responsibilities of the holders of our ordinary shares are governed by our amended and restated articles of association and Israeli law. These obligations and responsibilities differ in some respects from the obligations and responsibilities of shareholders in typical U.S.-based corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith toward the company and other shareholders and to refrain from abusing its power in the company, including, among other things, in voting at the general meeting of shareholders on matters such as amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and acquisitions and related party transactions requiring shareholder approval. In addition, a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness toward the company. There is limited case law available to assist us in understanding the implications of these provisions that govern shareholders’ actions. These provisions may be interpreted to impose additional obligations and responsibilities on holders of our ordinary shares and/or ADSs that are not typically imposed on shareholders of U.S. corporations.

Risks primarily related to our ADSs and ordinary shares and other listed securities

In the past, we identified a material weakness in our internal control over financial reporting which while remediated, any other material weaknesses, if not remediated, could adversely affect our reputation, business or stock price.

As described in our Annual Report for 2016 on Form 20-F,under “Item 15 - Controls and Procedures,” based on our evaluation of whether our existing internal controls over financial reporting systems are compliant with Section 404 and whether there are any material weaknesses or significant deficiencies in our existing internal controls, our management, including the chief executive officer and chief financial officer, concluded that our disclosure controls and procedures as of the end of 2016, reflected a material weakness in internal control over financial reporting that required us to enhance our procedures and systems relating to financial reporting, primarily due to the factor described below. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

A deficiency was identified in the past in connection with our internal control over financial reporting related to the operation of the control to review the accounting for significant non-routine and complex transactions to ensure proper application of IFRS. This control did not operate effectively with respect to the 2016 financial statements due to the lack of timely involvement of the qualified technical resources to perform the required management review. As a result, during the audit process for 2016, an error was detected in the accounting for equity and derivative instruments, which was corrected prior to filing our audited financial statements for 2016.

Although we developed and implemented a plan to remediate this material weakness and believe, based on our evaluation to date, that this material weakness was remediated during 2017, we cannot assure you that we will not identify additional material weaknesses in our internal control over financial reporting in the future, nor that our disclosure controls and procedures will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be set forth in our reports. The occurrence of or failure to remediate any material weaknesses may adversely affect our reputation and business and the market price of our ordinary shares, public warrants and any other securities we may issue.

We incur increased costs as a result of operating as a public company in the U.S, and our management will be required to devote substantial time to new compliance initiatives.

Kitov Pharma’s ADSs and public warrants have been traded on The NASDAQ Capital Market since November 20, 2015. As a public company whose securities are listed in the United States, we incur accounting, legal and other expenses, including costs associated with our reporting requirements under the Exchange Act. We also incur costs associated with corporate governance requirements, including requirements under Section 404 and other provisions of the Sarbanes-Oxley Act, as well as rules implemented by the SEC and NASDAQ, and provisions of Israeli corporate law applicable to public companies.

As an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, or JOBS Act, we may take advantage of certain temporary exemptions from various reporting requirements, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes Oxley Act (and the rules and regulations of the SEC thereunder). When these exemptions cease to apply, we expect to incur additional expenses and devote increased management effort toward ensuring compliance with them. We cannot predict or estimate the amount of additional costs we may thus incur or the timing of such costs.

Pursuant to Section 404 of the Sarbanes-Oxley Act and the related rules adopted by the SEC and the Public Company Accounting Oversight Board, our management is required to report on the effectiveness of our internal control over financial reporting. In addition, once we no longer qualify as an “emerging growth company” under the JOBS Act and lose the ability to rely on the exemptions related thereto discussed above and depending on our status as per Rule 12b-2 of the Exchange Act, our independent registered public accounting firm may also need to attest to the effectiveness of our internal control over financial reporting under Section 404.

The process of determining whether our existing internal controls over financial reporting systems are compliant with Section 404 and whether there are any material weaknesses or significant deficiencies in our existing internal controls, requires the investment of substantial time and resources, including by our chief financial officer and other members of our senior management. As a result, this process may divert internal resources and take a significant amount of time and effort to complete.

We cannot predict the outcome of evaluations we will conduct, and whether we will need to implement additional remedial actions in order to implement effective controls over financial reporting. The determination and any remedial actions required could result in us incurring additional costs that we did not anticipate, including the hiring of outside consultants. Irrespective of compliance with Section 404, any failure of our internal controls could have a material adverse effect on our stated results of operations and harm our reputation. As a result, we may experience higher than anticipated operating expenses, as well as higher independent auditor fees during and after the implementation of these changes. If we are unable to implement any of the required changes to our internal control over financial reporting effectively or efficiently or are required to do so earlier than anticipated, it could adversely affect our operations, financial reporting and/or results of operations and could result in an adverse opinion on internal controls from our independent auditors and cause the market price of Kitov Pharma’s ordinary shares, ADSs and public warrants to decline.

Changes in the laws and regulations affecting public companies will result in increased costs to us as we respond to their requirements. These laws and regulations could make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers. We cannot predict or estimate the amount or timing of additional costs we may incur in order to comply with such requirements.

We may be classified as a Passive Foreign Investment Company, or PFIC, for U.S. federal income tax purposes in 2018 and may continue to be, or become, a PFIC in future years, which may have negative tax consequences for U.S. investors.

We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (i) at least 75% of our gross income is “passive income” or (ii) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Based on our estimated gross income, the average value of our gross assets, and the nature of our business, we believe that we may be classified as a PFIC in the current taxable year and may be classified as a PFIC in future years. If we are treated as a PFIC for any taxable year during which a U.S. investor held our ADSs, certain adverse U.S. federal income tax consequences could apply to the U.S. investor. See “Item 10. Additional Information – E. Taxation and Government Programs – Passive Foreign Investment Company Consequences.”

The market price of Kitov Pharma’s ordinary shares, ADSs and public warrants is subject to fluctuation, which could result in substantial losses by investors.

The stock market in general, and the market price of Kitov Pharma’s ordinary shares on the TASE and its ADSs and Series A warrants on NASDAQ in particular, are subject to fluctuation, and changes in the price of its listed securities may be unrelated to our operating performance. The market prices of Kitov Pharma’s ordinary shares on the TASE and its ADSs and public warrants on NASDAQ have fluctuated in the past, and we expect it will continue to do so. The market price of Kitov Pharma’s ordinary shares, ADSs and public warrants are and will be subject to a number of factors, including:

●	announcements of technological innovations or new therapeutic candidates by us or by others;

●	announcements by us of significant acquisitions, strategic partnerships, in-licensing, out-licensing, joint ventures or capital commitments;

●	expiration or terminations of licenses, research contracts or other development or commercialization agreements;

●	public concern as to the safety of drugs that we, our current or potential development and commercialization partners or others develop;

●	the volatility of market prices for shares of biotechnology companies generally;

●	success or failure of research and development projects;

●	departure of key personnel;

●	developments concerning intellectual property rights or regulatory approvals;

●	variations in our and our competitors’ results of operations;

●	changes in earnings estimates or recommendations by securities analysts, if Kitov Pharma’s ordinary shares or ADSs or public warrants are covered by analysts;

●	changes in government regulations or patent decisions;

●	developments by our current or potential development and commercialization partners; and

●	general market conditions and other factors, including factors unrelated to our operating performance.

These factors and any corresponding price fluctuations may materially and adversely affect the market price of Kitov Pharma’s ordinary shares and ADSs and public warrants and result in substantial losses by investors.

Additionally, market prices for listed securities of biotechnology and pharmaceutical companies historically have been very volatile. The market for these listed securities has from time to time experienced significant price and volume fluctuations for reasons unrelated to the operating performance of any one company. In the past, following periods of market volatility, shareholders have often instituted securities class action litigation. If we were involved in securities litigation, it could have a substantial cost and divert resources and attention of management from our business, even if we are successful.

Future sales of Kitov Pharma’s ordinary shares or ADSs or other warrants or convertible securities could reduce the market price of its ordinary shares and ADSs and other listed securities.

As of February 28, 2018, we had an aggregate of 229,152,462 issued and outstanding ordinary shares (including 21 dormant ordinary shares held in treasury) (such number of ordinary shares would be represented by 11,457,623 of Kitov Pharma’s ADSs), no non-voting senior preferred shares, 6,835,669 Series A or public warrants, representative’s warrants to purchase 157,945 of its ADSs, which were granted to the underwriters as part of Kitov Pharma’s initial U.S. offering in November 2015, placement agent’s warrants to purchase 141,176 of its ADSs, which were granted to the placement agent as part of its follow-on U.S. offering in July 2016, non-listed warrants to purchase 1,005,597 of its ADSs, which were granted to the investors in conjunction with its registered direct offering in July 2017, placement agent’s warrants to purchase 170,222 of its ADSs, which were granted to the placement agent as part of its registered direct offering in July 2017, and 17,640,676 non-tradable options and RSUs to purchase 22,930,285 ordinary shares, (such number of non-tradable options or RSUs and their underlying ordinary shares would be represented by 1,146,514 of its ADSs). We also expect to issue up to an aggregate of 13,169,689 additional ordinary shares of Kitov Pharma to certain minority shareholders of TyrNovo with whom we entered into an agreement in October 2017 to acquire their shares in TyrNovo in exchange for such ordinary shares of Kitov Pharma, the closing of which share exchange agreement, is expected to take place by March 15, 2018. We may also issue additional ordinary shares or ADSs of Kitov Pharma to the remaining shareholders of TyrNovo who were not party to our October 2017 agreement to acquire additional shares from TyrNovo shareholders, should we seek to acquire remaining shares of TyrNovo not currently held by us. Substantial sales of Kitov Pharma’s ordinary shares or ADSs or other warrants or securities convertible into ordinary shares or ADSs, or the perception that such sales may occur in the future, including sales of ordinary shares or ADSs issuable upon the exercise of options or the conversion of convertible securities, may cause the market price of Kitov Pharma’s ordinary shares or ADSs or other listed securities to decline. Moreover, the issuance of shares or ADSs in connection with the future acquisition of additional shares of TyrNovo or pursuant to the conversion or exercise of options, RSUs, warrants or any other convertible securities Kitov Pharma and/or TyrNovo may issue will also have a dilutive effect on Kitov Pharma’s shareholders, which could further reduce the price of its ordinary shares and ADSs and other listed securities on their respective exchanges.

Future sales of TyrNovo’s ordinary shares or other warrants or convertible securities could dilute our holdings in TyrNovo, and reduce the value of TyrNovo reflected in our holdings of TyrNovo and also reduce the market price of Kitov Pharma’s ordinary shares and ADSs and other listed securities.

As of February 28, 2018, Kitov Pharma held a controlling equity interest in TyrNovo representing approximately 65% of its issued and outstanding share capital. In addition, we held a Convertible Loan to TyrNovo of $1,000,000. We also expect to acquire additional ordinary shares of TyrNovo from certain minority shareholders of TyrNovo with whom we entered into an agreement in October 2017 to acquire their shares in TyrNovo representing approximately 27% of the outstanding shares of TyrNovo as of February 28, 2018, in exchange for ordinary shares of Kitov Pharma. The closing of this share exchange agreement is expected to take place by March 15, 2018. In addition, Kitov Pharma and TyrNovo entered into a Revolving Secured Facility and Pledge Agreement on March 1, 2017, pursuant to which Kitov Pharma has made loans to TyrNovo with a balance of $1,000,000 as of February 28, 2018, and which is expected shortly to be converted to an equity holding in TyrNovo following the completion of an equity issuance by TyrNovo to Kitov Pharma. As part of our settlement arrangements with Taoz – Company for Management and Holdings of Companies Ltd. (“Taoz”), a minority shareholder in TyrNovo, Taoz is entitled for a certain period of time to invest up to an additional $1,750,000 in TyrNovo by way of loans which are convertible into TyrNovo equity. Such arrangements with Taoz could serve to dilute Kitov Pharma’s holdings in TyrNovo. In addition, the failure to close the agreement with the minority shareholders could reduce our holdings in TyrNovo below what we have expected to acquire. Substantial sales of TyrNovo’s ordinary shares or other warrants or securities convertible into ordinary shares of TyrNovo, may cause the holdings of Kitov Pharma in TyrNovo to be diluted, and such dilution, or the perception that such sales may occur in the future, including sales of ordinary shares of TyrNovo issuable upon the exercise of options or the conversion of convertible securities into shares of TyrNovo may cause the market price of Kitov Pharma’s ordinary shares or ADSs or other listed securities to decline.

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of applicable Securities and Exchange Commission and NASDAQ requirements, which may result in less protection than is accorded to investors under rules applicable to U.S domestic issuers.

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of those otherwise required under the NASDAQ Listing Rules for U.S domestic issuers. We will follow home country practice in Israel with regard to (1) director nomination procedures, as permitted by the Companies Law, under which either our board of directors, a group of directors, or shareholder(s) holding sufficient portion of our share capital selects director nominees, subject to the terms of our amended and restated articles of association. Directors are not selected, or recommended for board of director selection, as required by NASDAQ Listing Rules, by independent directors constituting a majority of the board’s independent directors or by a nominations committee comprised solely of independent directors, and (2) quorum requirement at shareholders’ meetings, as permitted under the Companies Law, under which and pursuant to our amended and restated articles of association, the quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person or by proxy who hold or represent at least 25% of the voting rights of our shares (and in an adjourned meeting, with some exceptions, any number of shareholders), instead of 33 1/3% of the issued share capital required under the NASDAQ Listing Rules. In addition, we will follow our home country law, instead of the NASDAQ Listing Rules, which require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company.

In the future we may elect to follow additional home country corporate governance practices instead of those otherwise required under the NASDAQ Listing Rules for U.S domestic issuers. Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on NASDAQ may provide less protection than is accorded to investors under the NASDAQ Listing Rules applicable to domestic issuers.

In addition, as a foreign private issuer, we will be exempt from the rules and regulations under the U.S. Securities Exchange Act of 1934, as amended or the Exchange Act, related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

In addition, we will not be required under the Exchange Act, to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as domestic companies whose securities are registered under the Exchange Act. As our ordinary shares are traded on the Tel Aviv Stock Exchange (“TASE”), while our ADSs and Series A warrants are traded on NASDAQ, we currently also report to the ISA and the TASE in accordance with the provisions of Section 35XXXIII of the Israel Securities Law, 5728-1968 and the Securities Regulations (Periodic and Immediate Reports of a Foreign Body Corporate) 5761-2000, promulgated thereunder (the “Dual-Listed Reporting Requirements”). Pursuant to the Dual-Listed Reporting Requirements, we prepare our periodic and immediate reports in accordance with U.S. securities laws and reporting requirements, as applicable to a foreign private issuer. We intend to file with the SEC, within 120 days after the end of each fiscal year ending December 31, an annual report on Form 20-F containing financial statements which will be examined and reported on, with an opinion expressed, by an independent registered public accounting firm. In accordance with NASDAQ Listing Rules, as a foreign private issuer we are required to submit on a Form 6-K an interim balance sheet and income statement as of the end of the second quarter of each fiscal year. Furthermore, we have committed to the underwriters of our initial U.S public offering which was completed in November 2015 that for a period of three (3) years from November 25, 2015, we, at our expense, will announce its financial information for each of the first three fiscal quarters consistent with the practices of companies which are dual-listed on both the Tel Aviv Stock Exchange and a domestic U.S. securities exchange and report in accordance with the Dual-Listed Reporting Requirements; provided that the foregoing shall not apply in the event we enter into a merger transaction in which we are the non-surviving entity that would cause our ADSs and warrants to no longer be registered under the Exchange Act. The Representative of the underwriters of our initial U.S public offering which was completed in November 2015 has previously waived the announcement by us with respect to the filing of quarterly financial information, and may issue such waivers to us in the future. It is noted that recent amendments to the Israel Securities Law and regulations enacted thereunder, dispense with the requirement for the announcement of financial results for each of the first and third fiscal quarters of a calendar year for certain smaller sized TASE listed companies which report under TASE only listed reporting requirements. We believe that, were we reporting under the TASE only listed reporting requirements (and not the Dual Listed Reporting Requirements), we would qualify for such dispensation based on our company size as set forth in the regulation. In addition, the SEC has recently announced that it is seeking comment for the dispensation of the requirement for the announcement of financial results for each of the first and third fiscal quarters for certain U.S. domestic issuers. Thus it remains uncertain as to how companies dual-listed on both the Tel Aviv Stock Exchange and a domestic U.S. securities exchange, and report in accordance with the in accordance with the Dual-Listed Reporting Requirements, will continue their practices with respect to the announcements of financial information for each of the first and third fiscal quarters, and it is possible that we may adopt practices for the announcement (if any) of financial information for each of the first and third fiscal quarters which are different than what we have provided in the past.

The depositary for our ADSs will give us a discretionary proxy to vote our ordinary shares underlying ADSs if a holder of our ADSs does not provide voting instructions, except in limited circumstances, which could adversely affect their interests.

Under the deposit agreement for the ADSs, the depositary will give us a discretionary proxy to vote our ordinary shares underlying ADSs at shareholders’ meetings if a holder of our ADSs does not provide voting instructions, unless:

●	we have instructed the depositary that we do not wish a discretionary proxy to be given;

●	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting; or

●	a matter to be voted on at the meeting would have a material adverse impact on shareholders.

The effect of this discretionary proxy is that a holder of our ADSs cannot prevent our ordinary shares underlying such ADSs from being voted, absent the situations described above, and it may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares listed for trading on the TASE are not subject to this discretionary proxy.

We currently do not anticipate paying cash dividends, and accordingly, shareholders must rely on the appreciation in our ADSs for any return on their investment.

We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. Therefore, the success of an investment in our ADSs will depend upon any future appreciation in their value. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which our holders have purchased their ADSs.

The ability of any Israeli company to pay dividends or repurchase its shares is subject to Israeli law, and the amount of cash dividends payable may be subject to devaluation in the Israeli currency.

The ability of an Israeli company to pay dividends or repurchase its shares is governed by Israeli law, which provides that distributions, including cash dividends and share repurchases, may be made only out of retained earnings as determined for statutory purposes. Since we do not have earnings, we currently do not have any ability to pay dividends or repurchase our shares.

Investors in our ADSs may not receive the same distributions or dividends as those we make to the holders of our ordinary shares, and, in some limited circumstances, investors in our ADSs may not receive any value for them, if it is illegal or impractical to make them available to investors in our ADSs.

The depositary for the ADSs has agreed to pay investors in our ADSs the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities underlying the ADSs, after deducting its fees and expenses. Investors in our ADSs will receive these distributions in proportion to the number of ordinary shares their ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act of 1933, as amended or the Securities Act, but that are not properly registered or distributed under an applicable exemption from registration. In addition, conversion into U.S. dollars from foreign currency that was part of a dividend which was distributed in foreign currency made in respect of deposited ordinary shares may require the approval or license of, or a filing with, any government or agency thereof, which may be unobtainable. In these cases, the depositary may determine not to distribute such property and hold it as “deposited securities” or may seek to affect a substitute dividend or distribution, including net cash proceeds from the sale of the dividends that the depositary deems an equitable and practicable substitute. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. In addition, the depositary may withhold from such dividends or distributions its fees and an amount on account of taxes or other governmental charges to the extent the depositary believes it is required to make such withholding. This means that investors in our ADSs may not receive the same distributions or dividends as those we make to the holders of our ordinary shares, and, in some limited circumstances, investors in our ADSs may not receive any value for such distributions or dividends if it is illegal or impractical for us to make them available to investors in our ADSs. These restrictions may cause a material decline in the value of the ADSs.

Holders of ADSs must act through the depositary to exercise rights of shareholders of our company.

Holders of our ADSs do not have the same rights as our shareholders and may only exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement for the ADSs. Under Israeli law, the minimum notice period required to convene a shareholders’ meeting is no less than 35 or 21 calendar days, depending on the proposals on the agenda for the shareholders’ meeting. When a shareholder meeting is convened, holders of our ADSs may not receive sufficient notice of the meeting to permit them to withdraw their ordinary shares to allow them to cast their vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send notice to holders of our ADSs or carry out their voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to holders of our ADSs in a timely manner, but we cannot assure holders that they will receive the voting materials in time to ensure that they can instruct the depositary to vote the ordinary shares underlying their ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, holders of our ADSs may not be able to exercise their right to vote and they may lack recourse if the ordinary shares underlying their ADSs are not voted as they requested. In addition, ADS holders will not be able to call a shareholders’ meeting unless they first withdraw their ordinary shares from the ADS program and receive delivery of the underlying ordinary shares held in the Israeli market in order to allow them to submit to us a request to call a meeting with respect to any specific matter, in accordance with the applicable provisions of the Companies Law and our amended and restated articles of association.

Our ordinary shares and our ADSs and Series A warrants are traded on different markets and this may result in price variations.

Our ordinary shares trade on the TASE, and our ADSs and Series A warrants trade on NASDAQ. Trading on these markets take place in different currencies (U.S. dollars on NASDAQ and New Israeli Shekels, or NIS, on the TASE), and at different times (resulting from different time zones, different trading days and different public holidays in the U.S. and Israel). The trading prices of our securities on these two markets may differ due to these and other factors. Any decrease in the price of our securities on one of these markets could cause a decrease in the trading price of our securities on the other market.

Our ADSs and Series A warrants have a relatively short prior trading history in the U.S., and present level of market activity may not be sustained, which may limit the ability of our investors to sell our ADSs in the U.S.

Although our ADSs and Series A warrants have been traded on NASDAQ since November 20, 2015, the present level of market activity for our ADSs and Series A warrants may not be sustained. If an active market for our ADSs and Series A warrants is not sustained, it may be difficult for an investor to sell its ADSs, Series A warrants or the ADSs underlying the warrants being issued in this offering.

We can issue non-voting senior preferred shares without shareholder approval, which could adversely affect the rights of holders of ordinary shares.

Our amended and restated articles of association permit us to establish the rights, privileges, preferences and restrictions of future series of our non-voting senior preferred shares, which contain superior liquidation and dividend rights, and may contain other rights, including conversion, redemption, optional and other special rights, qualifications, limitations or restrictions, equivalent or superior to our ordinary shares and to issue such non-voting senior preferred shares without further approval from our shareholders. The rights of holders of our ordinary shares may suffer as a result of the rights granted to holders of non-voting senior preferred shares that we may issue in the future. In addition, we could issue non-voting senior preferred shares containing rights that prevent a change in control or merger, thereby depriving holders of our ordinary shares of an opportunity to sell their shares at a price in excess of the prevailing market price.

If equity research analysts do not publish research or reports about our business or if they issue unfavorable commentary or downgrade our ADSs or Series A warrants, the price of our ADSs or Series A warrants could decline.

The trading market for our ADSs and Series A warrants will rely in part on the research and reports that equity research analysts publish about us and our business. The price of our ADSs or Series A warrants could decline if such research or reports are not published or if one or more securities analysts downgrade our ADSs or Series A warrants or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business.

We have broad discretion as to the use of the net proceeds from our previous offerings, and may not use them effectively.

We currently intend to use the net proceeds from our previous offerings to expand our clinical development program, finance our business development activities to enable out-licensing of our therapeutic candidates, expand our clinical development pipeline for additional drug products, including by way of possible acquisitions, and for general corporate purposes, including working capital requirements. We currently have no binding agreements or commitments to complete any transaction for the possible acquisition of new therapeutic candidates. There is no certainty that we will be able to complete any transactions for the possible acquisition of new therapeutic candidates. However, our management will have broad discretion in the application of the net proceeds from our previous offerings. Our shareholders may not agree with the manner in which our management chooses to allocate the net proceeds from the public offerings. The failure by our management to apply these funds effectively could have a material adverse effect on our business, financial condition and results of operations. Pending their use, we may invest the net proceeds from the public offerings in a manner that does not produce income. The decisions made by our management may not result in positive returns on any investment by shareholders and shareholders will not have an opportunity to evaluate the economic, financial or other information upon which our management bases its decisions.

We are an “emerging growth company” and the reduced disclosure requirements applicable to emerging growth companies may make our ordinary shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements that are applicable to other public companies that are not “emerging growth companies.” Most of such requirements relate to disclosures that we would only be required to make if we also ceased to be a foreign private issuer in the future, for example, the requirement to hold shareholder advisory votes on executive and severance compensation and executive compensation disclosure requirements for U.S. companies. However, as a foreign private issuer, we would still be required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. We are exempt from such requirement for as long as we remain an emerging growth company, which may be up to five fiscal years after the date of our November 2015 initial public offering. We will remain an emerging growth company until the earliest of: (a) the last day of our fiscal year during which we have total annual gross revenues of at least $1.07 billion; (b) the last day of our fiscal year following the fifth anniversary of the closing of our initial U.S. offering; (c) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act. When we are no longer deemed to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above. We cannot predict if investors will find our ordinary shares, ADSs, or warrants less attractive as a result of our reliance on exemptions under the JOBS Act. If some investors find our ordinary shares, ADS, or warrants less attractive as a result, there may be a less active trading market for our ordinary shares, ADS, and warrants and our share price may be more volatile.

Annex C

KITOV PHARMACEUTICALS HOLDINGS LTD.

2016 EQUITY-BASED INCENTIVE PLAN

1. PURPOSE; TYPES OF AWARDS; CONSTRUCTION.

1.1 Purpose. The purpose of this 2016 Equity-Based Incentive Plan (as may be amended, the “Plan”) is to afford an incentive to eligible employees, directors, officers, consultants, advisors, and any other person or entity whose services are considered valuable to Kitov Pharmaceuticals Holdings Ltd., an Israeli company (the “Company”), or any Affiliate of the Company, which now exists or hereafter is organized or acquired by the Company, to increase their efforts on behalf of the Company or an Affiliate and to promote the success of the Company’s business, by providing such Grantees with opportunities to acquire a proprietary interest in the Company by the grant of Awards pursuant to the Plan.

1.2. Types of Grants. The Plan is intended to enable the Company to issue Awards under varying tax regimes, including:

(i) pursuant and subject to the provisions of Section 102 of the Ordinance, and all regulations and interpretations adopted thereunder, including the Income Tax Rules (Tax Benefits in Stock Issuance to Employees) 5763-2003 (the “Rules”) or such other rules published by the Israeli Income Tax Authorities (the “ITA”) (such Awards, “102 Awards”). 102 Awards may either be granted to a Trustee or without a trustee;

(ii) pursuant to Section 3(9) of the Ordinance (such Awards, “3(9) Awards”);

(iii) Incentive Stock Options within the meaning of Section 422 of the Code, or the corresponding provision of any subsequently enacted United States federal tax statute, as amended from time to time, to be granted to Grantees who are deemed to be residents of the U.S. for purposes of taxation;

(iv) Nonqualified Stock Options to be granted to Grantees who are deemed to be residents of the U.S. for purposes of taxation; and

(v) other stock-based Awards pursuant to Section 13 hereof.

In addition to the issuance of Awards under the relevant tax regimes in the United States of America and the State of Israel, the Plan contemplates issuances to Grantees in other jurisdictions with respect to which the Committee is empowered to make the requisite adjustments in the Plan and set forth the relevant conditions in the Company’s agreement with the Grantee in order to comply with the requirements of the tax regimes in any such jurisdictions.

The Plan contemplates the issuance of Awards by the Company, both as a private company and as a publicly traded company.

1.3. Construction. To the extent any provision herein conflict with the conditions of any relevant tax law or regulation which are relied upon for tax relief in respect of a particular Award to a Grantee, the provisions of such law or regulation shall prevail over those of the Plan, and the Committee is empowered hereunder to interpret and enforce the said prevailing provisions.

2. DEFINITIONS.

2.1. Terms Generally. The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation.” Unless the context requires otherwise (i) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, restated, supplemented or otherwise modified (subject to any restrictions on such amendments, restatements, supplements or modifications set forth therein or herein), (ii) references to any law, constitution, statute, treaty, regulation, rule or ordinance, including any section or other part thereof shall refer to it as amended from time to time and shall include any successor thereof, (iii) reference to a person shall means an individual, partnership, corporation, limited liability company, association, trust, unincorporated organization, or a government or agency or political subdivision thereof, (iv) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Plan in its entirety and not to any particular provision hereof and (v) all references herein to Sections shall be construed to refer to Sections of this Plan.

2.2. Defined Terms. The following terms shall have the meanings ascribed to them in this Section  2:

2.2.1. “Affiliate” shall have the meaning assigned thereto in Rule 405 of Regulation C under the Securities Act. For the purpose of Options granted pursuant to 102 Awards, “Affiliate” shall also mean an “employing company” within the meaning of Section 102(a) of the Ordinance.

2.2.2. “ADS” means an American Depositary Share of the Company.

2.2.2.A “Applicable Law” shall mean any applicable law, rule, regulation, statute, pronouncement, policy, interpretation, judgment, order or decree of any federal, provincial, state or local governmental, regulatory or adjudicative authority or agency, of any jurisdiction, and the rules and regulations of any stock exchange or trading system on which the Shares are then traded or listed.

2.2.3. “Award” shall mean any Option, Restricted Shares, RSU or any other Share-based award, granted to a Grantee under the Plan and any Share issued pursuant to the exercise thereof.

2.2.4. “Board” shall mean the Board of Directors of the Company.

2.2.5. “Code” shall mean the United States Internal Revenue Code of 1986, as amended.

2.2.6. “Committee” shall mean a committee established by the Board to administer the Plan, subject to Section  3.1; the Compensation Committee or the Audit Committee of the Company may fulfill this role.

2.2.7. “Companies Law” shall mean the Israel Companies Law-1999 and the regulations promulgated thereunder, all as amended from time to time.

2.2.8. “Controlling Shareholder” shall have the meaning set forth in Section 32(9) of the Ordinance.

2.2.9. “Disability” shall mean (i) the inability of a Grantee to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than 12 months, as determined by a medical doctor satisfactory to the Committee or (ii) if applicable, a “permanent and total disability” as defined in Section 22(e)(3) of the Code, or Section 409A(a)(2)(c)(i) of the Code, as amended from time to time.

2.2.10. “Employee” shall mean a person who is employed by the Company or any of its Affiliates, including, for the purpose of Section 102, an individual who is serving as an “office holder” as defined under the Companies Law, but excluding any Controlling Shareholder.

2.2.11. “Exercise Period” shall mean the period, commencing on the date of grant of an Option, during which an Option shall be exercisable, subject to any vesting provisions thereof and the termination provisions hereof.

2.2.12. “Exercise Price” shall mean the exercise price for each Share covered by an Option, which in any event shall not be less than such minimum exercise price as determined under Applicable Law and/or by a competent authority and/or by the Tel Aviv Stock Exchange and/or by the NASDAQ.

2.2.13. “Fair Market Value” per Share as of a particular date shall mean: (i) the closing sales price per Share on the securities exchange (including, if applicable, the Tel Aviv Stock Exchange or the NASDAQ) on which the Shares are principally traded as quoted on such exchange or system for the last market trading day prior to the time of determination, as reported in The Wall Street Journal or such other source as the Committee deems reliable; without derogating from the above and solely for the purpose of determining the tax liability pursuant to Section 102 of the Ordinance (and in particular Section 102(b)(3)), if on the date of grant the Company’s shares are listed on any established stock exchange or a national market system or if the Company’s shares will be registered for trading within ninety (90) days following the date of grant under the 102 Capital Gains Track, the Fair Market Value of a Share on its date of grant shall be determined in accordance with the average value of the Company’s shares during the thirty (30) trading days immediately preceding the date of grant (if the Company’s shares are listed on the date of grant) or during the thirty (30) trading days immediately following the date of registration for trading (if the Company’s shares will be listed within ninety (90) days following the date of grant), as the case may be (ii) if the Shares are then quoted in an over-the-counter market, the average of the closing bid and asked prices for the Shares in that over-the-counter market on the last market trading day prior to the day of determination; (iii) if the Shares are not then listed on a securities exchange or quoted in an over-the-counter market, such value as the Committee, in its sole discretion, shall determine, with full authority to determine the method for making such determination, and which determination shall be conclusive and binding on all parties, and shall be made after such consultations with outside legal, accounting and other experts as the Committee may deem advisable; provided, however, that with respect to Nonqualified Stock Options, the Fair Market Value of the Shares shall be determined in a manner that satisfies the applicable requirements of Section 409A of the Code, and with respect to Incentive Stock Options, the Fair Market Value shall be determined in a manner that satisfies the applicable requirements of Section 422 of the Code, subject to Code Section 422(c)(7). The Committee shall maintain a written record of its method of determining such value. If the Shares are listed or quoted on more than one established stock exchange or over-the-counter market, the Committee shall determine the principal such exchange or market and utilize the price of the Shares on that exchange or market (determined as per the method described in clauses (i) or (ii) above, as applicable) for the purpose of determining Fair Market Value.

2.2.14. “Grantee” shall mean an employee, director, officer, consultant, advisor, and any other person or entity who provides with services to the Company or to any Affiliate who was granted an Award under the Plan.

2.2.15. “Non-Employee” shall mean a Grantee who is not an Employee.

2.2.16. “Nonqualified Stock Option” shall mean any Option granted to a Grantee who is deemed to be a resident of the U.S. for purposes of taxation, which Option is not designated as, or does not meet the conditions for, an Incentive Stock Option.

2.2.17. “Options” shall mean all options to purchase Shares granted as 102 Awards, 3(9) Awards, Incentive Stock Options and Non-Qualified Stock Options, as well as options to purchase Shares issued under other tax regimes.

2.2.18. “Ordinance” shall mean the Israeli Income Tax Ordinance (New Version) 1961, and the regulations promulgated thereunder, all as amended from time to time.

2.2.19. “Parent” shall mean any company (other than the Company), which now exists or is hereafter organized, (i) in an unbroken chain of companies ending with the Company if, at the time of granting an Award, each of the companies (other than the Company) owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other companies in such chain, or (ii) if applicable, as defined in Section 424(e) of the Code.

2.2.20. “Retirement” shall mean a Grantee’s retirement pursuant to applicable law or in accordance with the terms of any tax-qualified retirement plan maintained by the Company or any of its affiliates in which the Grantee participates.

2.2.21. “Securities Act” shall mean the U.S. Securities Act of 1933, as amended.

2.2.22. “Shares” shall mean Ordinary Shares, no par value of the Company, and/or an ADS, as the context may require, such other securities as may be substituted for such Share as set forth in this Plan, or shares of such other class of shares of the Company as shall be designated by the Board in respect of the relevant Award.

2.2.23. “Subsidiary” shall mean any company (other than the Company), which now exists or is hereafter organized or acquired by the Company, (i) in an unbroken chain of companies beginning with the Company if, at the time of granting an Award, each of the companies other than the last company in the unbroken chain owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other companies in such chain, or (ii) if applicable, as defined in Section 424(f) of the Code.

2.2.24. “Ten Percent Shareholder” shall mean a Grantee who, at the time an Incentive Stock Option is granted, owns shares possessing more than ten percent (10%) of the total combined voting power of all classes of shares of the Company or any Parent or Subsidiary.

2.2.25. “Trustee” shall mean the trustee appointed by the Committee or the Board, as the case may be, to hold the respective Options and/or Shares (and, in relation with 102 Awards, approved by the Israeli tax authorities), if so appointed.

3. ADMINISTRATION.

3.1. To the extent permitted under Applicable Law and the Memorandum of Association, Amended and Restated Articles of Association and any other governing document of the Company, the Plan shall be administered by the Committee. In the event that the Board does not create a committee to administer the Plan, the Plan shall be administered by the Board in its entirety. In the event that an action necessary for the administration of the Plan is required under law to be taken by the Board, then such action shall be so taken by the Board. In any such event, all references herein to the Committee shall be construed as references to the Board.

3.2. The Committee shall consist of two or more directors of the Company, as determined by the Board. The Board shall appoint the members of the Committee, it may from time to time remove members from, or add members to, the Committee, and it shall fill vacancies on the Committee however caused, provided that the composition of the Committee shall at all times be in compliance with any mandatory requirements of Applicable Law. The Committee may select one of its members as its Chairman and shall hold its meetings at such times and places as it shall determine. The Committee may appoint a Secretary, who shall keep records of its meetings and shall make such rules and regulations for the conduct of its business, as it shall deem advisable and subject to requirements of Applicable Law.

3.3. Subject to the terms and conditions of this Plan and any mandatory provisions of Applicable Law, and in addition to the Committee’s powers contained elsewhere in this Plan, the Committee shall have full authority in its discretion, from time to time and at any time, to determine any of the following, or to recommend to the Board any of the following if it is not authorized to take such action according to Applicable Law:

(i) the identity of eligible Grantees;

(ii) grants of Awards and setting the terms and provisions of Option Agreements (which need not be identical) and any other agreements or instruments under which Awards are made, including, but not limited to, the number of Shares underlying each Award;

(iii) the time or times at which Awards shall be granted;

(iv) the vesting schedule, the vesting milestones (if applicable), the acceleration thereof and conditions on which Awards may be exercised;

(v) the Exercise Price;

(vi) the interpretation of the Plan;

(vii) prescription, amendment and rescission of rules and regulations relating to and for carrying out the Plan, as it may deem appropriate;

(viii) the Fair Market Value of the Shares;

(ix) the tax track (capital gains, ordinary income track or any other track available under the Section 102 of the Ordinance) for the purpose of 102 Awards; and

(x) any other matter which is necessary or desirable for, or incidental to, the administration of the Plan and any Award thereunder.

3.4. Grants of Awards shall be made pursuant to written notice to Grantees setting forth the terms of the Award. Such notice shall designate the type of Award as one or more of the following, subject to Applicable Law: (i) a 102 Award granted to a Trustee (either as a 102 Award (capital gain track) with Trustee or a 102 Award (ordinary income track) with Trustee), (ii) a 102 Award without a Trustee, (iii) a 3(9) Award, (iv) an Incentive Stock Option, (v) a Nonqualified Stock Option, or (vi) any other type of Award.

3.5. Subject to the mandatory provisions of Applicable Law, the grant of any Award, whether by the Committee or the Board, shall be deemed to include an authorization of the issuance of Shares upon the due exercise thereof.

3.6. The authority granted hereunder includes the authority to modify Awards to eligible individuals who are foreign nationals or are individuals who are employed outside Israel to recognize differences in local law, tax policy or custom, in order to effectuate the purposes of the Plan but without amending the Plan. The Committee shall have the authority to grant, in its discretion, to the holder of an outstanding Award, in exchange for the surrender and cancellation of such Award, a new Award having an Exercise Price lower than that provided in the Award so surrendered and canceled and containing such other terms and conditions as the Committee may prescribe in accordance with the provisions of the Plan or to set a new Exercise Price for the same Award lower than that previously provided in the Award, provided that in any event the exercise price shall not be less than such minimum exercise price as determined under Applicable Law and/or by a competent authority and/or by the Tel Aviv Stock Exchange.

3.7. All decisions, determination and interpretations of the Committee shall be final and binding on all Grantees of any Awards under this Plan, unless otherwise determined by the Board. No member of the Committee shall be liable for any action taken or determination made in good faith with respect to the Plan or any Award granted hereunder.

4. ELIGIBILITY.

4.1. Awards may be granted to Grantees of the Company or any Affiliate thereof, taking into account the qualification under each tax regime pursuant to which such Awards are granted. A person who has been granted an Award hereunder may be granted additional Awards, if the Committee shall so determine, subject to the limitations herein. In determining the persons to whom Awards shall be granted and the number of Shares to be covered by each Award, the Committee shall take into account the duties of the respective persons, their present and potential contributions to the success of the Company and such other factors as the Committee shall deem relevant in connection with accomplishing the purpose of the Plan.

4.2. Subject to Applicable Law, 102 Awards may not be granted to Controlling Shareholders and may only be granted to Employees, including officers and directors, of the Company or any Affiliate thereof, who are Israeli residents (“Eligible 102 Grantees”). Awards to Eligible 102 Grantees in Israel shall be 102 Awards. Eligible 102 Grantees may receive only 102 Awards, which may either be grants to a Trustee or grants under Section 102 without a trustee; provided; however, that a 102 Award granted to an Eligible 102 Grantee who is also a citizen or resident for U.S. tax purposes may also be deemed an Incentive Stock Option. Unless otherwise permitted by the Ordinance and the Rules, no 102 Awards to a Trustee may be granted until the expiration of thirty (30) days after the requisite filings under the Ordinance and the Rules have been appropriately made with the ITA.

4.3. Subject to Applicable Law, Non-Employees who are Israeli residents and are not Eligible 102 Grantees may only be granted 3(9) Awards under this Plan.

5. SHARES.

The initial number of Shares reserved for the grant of Awards under the Plan shall be 600,000 Ordinary Shares, no par value of the Company or the equivalent number of ADSs representing such number of Ordinary Shares.1 All of the Shares reserved for issuance under the Plan may be issued pursuant to the exercise of Incentive Stock Options. The class of Shares shall be designated by the Board with respect to each Award and the notice of grant shall reflect such designation. Any Share underlying an Award granted hereunder which has expired, or was cancelled or terminated or forfeited for any reason without having been exercised, shall be automatically, and without any further action on the part of the Company or any Grantee, returned to the “pool” of reserved Shares hereunder and shall again be available for grant for the purposes of this Plan (unless this Plan shall have been terminated) or unless the Board determines otherwise. Notwithstanding the other provisions of this Section 5, the Board may, subject to any other approvals required under any Applicable Law, increase or decrease the number of Shares to be reserved under the Plan. Such Shares may, in whole or in part, be authorized but unissued Shares or Shares that shall have been or may be reacquired by the Company (to the extent permitted pursuant to the Companies Law) or by a trustee appointed by the Board under the relevant provisions of the Ordinance, the Companies Law or any equivalent provision. Any Shares that are not subject to outstanding Awards at the termination of the Plan shall cease to be reserved for the purpose of the Plan, but until termination of the Plan, the Company shall at all times reserve a sufficient number of Shares to meet the requirements of the Plan.

6. TERMS AND CONDITIONS OF OPTIONS.

Each Option granted pursuant to the Plan shall be evidenced by a written agreement between the Company and the Grantee or a written notice delivered by the Company and accepted by the Grantee (an “Option Agreement”), in such form and containing such terms and conditions as the Committee shall from time to time approve, which Option Agreement shall comply with and be subject to the following terms and conditions, unless otherwise specifically provided in such Option Agreement or the terms referred to in Sections  9 and  10 below. For purposes of interpreting this Section 6, a director’s service as a member of the Board or the services of an officer, as the case may be, shall be deemed to be employment with the Company or its Subsidiary or Affiliate.

6.1. Number of Shares. Each Option Agreement shall state the number of Shares covered by the Option.

6.2. Type of Option. Each Option Agreement shall specifically state the type of Option granted thereunder and whether it constitutes an Incentive Stock Option, Nonqualified Stock Option, 102 Option Award and the relevant track, 3(9) Option Award, and/or otherwise.

[1]	On May 25, 2017, the Board approved an additional 1,900,000 Shares reserved for the grant of Awards under the Plan. All Share amounts reflect a 1 for 20 consolidation of the ordinary share capital of the Company which was completed in January 2019. On March 19, 2019, the Board approved an additional 5,000,000 Shares reserved for the grant of Awards under the Plan.

6.3. Exercise Price. Each Option Agreement shall state the Exercise Price. In the case of an Incentive Stock Option, the Exercise Price shall not be less than one hundred percent (100%) of the Fair Market Value of the Shares covered by the Option on the date of grant or such other price as may be required pursuant to the Code. For an Incentive Stock Option granted to any Ten-Percent Shareholder, the Exercise Price shall be no less than 110% of the Fair Market Value of the Shares covered by the Option on the date of grant. The Exercise Price of a Nonqualified Stock Option shall not be less than 100% of the Fair Market Value of the Shares on the date of grant unless the Committee specifically indicates that the Option will have a lower Exercise Price and the Option complies with Section 409A of the Code. In the case of any other Option, the per share Exercise Price shall be equal to the Fair Market Value of the Shares on the date of grant, or such other price as shall be determined by the Committee, provided, however, that in no event shall the Exercise Price of an Option be less than the par value of the shares for which such Option is exercisable. Subject to Section 3 and to the foregoing, the Committee may reduce the Exercise Price of any outstanding Option. The Exercise Price shall also be subject to adjustment as provided in Section 14 hereof. This Section 6.3 shall not apply to an Option granted pursuant to assumption of, or substitution for, another option in a manner that complies with Code Section 424(a), whether or not the Option is an Incentive Stock Option. In any event the exercise price shall not be less than such minimum exercise price as determined under Applicable Law and/or by a competent authority and/or by the Tel Aviv Stock Exchange.

6.4. Manner of Exercise. An Option may be exercised, as to any or all Shares as to which the Option has become exercisable, by written notice delivered in person or by mail to the Secretary of the Company or to such other person as determined by the Committee, specifying the number of Shares with respect to which the Option is being exercised, accompanied by payment of the Exercise Price for such Shares in the manner specified in the following sentence. Payment for Shares acquired pursuant to Options granted hereunder shall be made in full, upon exercise of the Options: (i) in immediately available funds, or by certified or bank cashier’s check payable to the Company, (ii) solely to the extent permitted by Applicable Law and authorized by the Committee, by delivery of Shares to the Company (either by actual delivery or attestation) having a value equal to the Exercise Price, (iii) solely to the extent permitted by Applicable Law and authorized by the Committee, by a broker-assisted cashless exercise in accordance with procedures approved by the Committee under Regulation T as promulgated by the Federal Reserve Board, whereby payment of the Option exercise price or tax withholding obligations may be satisfied, in whole or in part, with Shares subject to the Option by delivery of an irrevocable direction to a securities broker (on a form prescribed by the Committee) to sell Shares and to deliver all or part of the sale proceeds to the Company in payment of the aggregate exercise price and, if applicable, the amount necessary to satisfy the Company’s withholding obligations prior to the issuance of the Shares subject to the Option, (iv) solely to the extent permitted by Applicable Law and authorized by the Committee, by delivery of a notice of “net exercise” to the Company, pursuant to which the Company will reduce the number of Shares issuable upon exercise by the largest whole number of Shares with a Fair Market Value that does not exceed the aggregate Exercise Price); provided, however, that the Company will accept a cash or other payment from the Participant to the extent of any remaining balance of the aggregate Exercise Price not satisfied by such reduction in the number of whole shares to be issued or (v) by any other means approved by the Committee and specified in the Award Agreement, which may include procedures for cashless exercise. Anything herein to the contrary notwithstanding, if the Committee determines that any form of payment available hereunder would be in violation of Section 402 of the Sarbanes-Oxley Act of 2002, such form of payment shall not be available.

6.5. Term and Vesting of Options. Each Option Agreement shall provide the vesting schedule for the Option as determined by the Committee. To the extent permitted under Applicable Law, the Committee shall have the authority to determine the vesting schedule and accelerate the vesting of any outstanding Option at such time and under such circumstances as it, in its sole discretion, deems appropriate, including, for avoidance of doubt, acceleration for change of control as such is defined in an agreement with the applicable Grantee. The Option Agreement may contain performance goals and measurements, and the provisions with respect to any Option need not be the same as the provisions with respect to any other Option. The Exercise Period of an Option will be 10 years from the date of grant of the Option unless otherwise determined by the Committee, but subject to the vesting provisions described above and the early termination provisions set forth in Sections  6.6 and  6.7 hereof; provided, however, that in the case of an Incentive Stock Option granted to a Ten Percent Shareholder, such Exercise Period shall not exceed five (5) years from the date of grant of such Option. At the expiration of the Exercise Period, all unexercised Options shall become null and void.

6.6. Termination.

6.6.1. Except as provided in this Section 6.6 and in Section 6.7 hereof, an Option may not be exercised unless the Grantee is then in the employ of or maintaining a director, officer, consultant, advisor or supplier relationship with the Company or a Subsidiary or Affiliate thereof or, in the case of an Incentive Stock Option, a company or a parent or subsidiary company of such company issuing or assuming the Option in a transaction to which Section 424(a) of the Code applies, and unless the Grantee has remained continuously so employed or in the director, officer, supplier, consultant, or advisor relationship since the date of grant of the Option. In the event that the employment or director, officer or consultant, advisor or supplier relationship of a Grantee shall terminate (other than by reason of death, Disability or Retirement), all Options of such Grantee that are vested and exercisable at the time of such termination may, unless earlier terminated in accordance with their terms, be exercised within up to twelve (12) months after the date of such termination (or such different period as the Committee shall prescribe); provided, however, that if the Company (or the Subsidiary or Affiliate, when applicable) shall terminate the Grantee’s employment or service for Cause (as defined below) or if, whether or not the Grantee’s employment is terminated by either party, circumstances arise or are discovered with respect to the Grantee that would have constituted Cause for termination of his or her employment or service, all Options theretofore granted to such Grantee (whether vested or not) shall, to the extent not theretofore exercised, terminate on the date of such termination (or on which such circumstances arise or are discovered, as the case may be) unless otherwise determined by the Committee.

6.6.2. In the case of a Grantee whose principal employer is a Subsidiary or Affiliate, the Grantee’s employment shall also be deemed terminated for purposes of this Section  6.6 as of the date on which such principal employer ceases to be such Subsidiary or Affiliate. Notwithstanding anything to the contrary, the Committee, in its absolute discretion may, on such terms and conditions as it may determine appropriate, extend the periods for which the Options held by any individual may continue to vest and be exercisable; provided, that such Options may lose their status as Incentive Stock Options under applicable law and be deemed Nonqualified Stock Options as a result of the modification of the Option to extend the exercise period and/or in the event that the Option is exercised beyond the later of: (i) three (3) months after the date of termination of the employment relationship ; or (ii) the applicable period under Section  6.7 below with respect to a termination of the employment relationship because of the death, Disability or Retirement of Grantee.

6.6.3. For purposes of this Plan, the term “Cause” shall mean any of the following: (a) fraud, embezzlement or felony or similar act by the Grantee; (b) an act of moral turpitude by the Grantee, or any act that causes significant injury to the reputation, business, assets, operations or business relationship of the Company (or a Subsidiary or Affiliate, when applicable); (c) any material breach by the Grantee of an agreement between the Company or any Subsidiary or Affiliate and the Grantee (including material breach of confidentiality, non-competition or non-solicitation covenants) or of any duty of the Grantee to the Company or any Subsidiary or Affiliate thereof; or (d) any circumstances that constitute grounds for termination for cause under the Grantee’s employment, consulting or service agreement with the Company or Subsidiary or Affiliate, to the extent applicable.

6.7. Death, Disability or Retirement of Grantee. If a Grantee shall die while employed by, or performing service for, the Company or a Subsidiary, or within the three (3) month period after the date of termination of such Grantee’s employment or service (or within such different period as the Committee may have provided pursuant to Section  6.6 hereof), or if the Grantee’s employment or service shall terminate by reason of Disability, all Options theretofore granted to such Grantee may (to the extent otherwise vested and exercisable and unless earlier terminated in accordance with their terms), be exercised by the Grantee or by the Grantee’s estate or by a person who acquired the right to exercise such Options by bequest or inheritance or otherwise by result of death or Disability of the Grantee, at any time within one (1) year after the death or Disability of the Grantee (or such different period as the Committee shall prescribe). In the event that an Option granted hereunder shall be exercised by the legal representatives of a deceased or former Grantee, written notice of such exercise shall be accompanied by a certified copy of letters testamentary or equivalent proof of the right of such legal representative to exercise such Option. In the event that the employment or service of a Grantee shall terminate on account of such Grantee’s Retirement, all Options of such Grantee that are exercisable at the time of such Retirement may, unless earlier terminated in accordance with their terms, be exercised at any time within the three (3) month period after the date of such Retirement (or such different period as the Committee shall prescribe).

6.8. Suspension of Vesting. Unless the Board of Directors or the Committee provides otherwise, vesting of Options granted hereunder shall be suspended during any unpaid leave of absence, other than in the case of any (a) periods of legally protected leave of absence pursuant to Applicable Law, (b) leave of absence which was pre-approved by the Company for purposes of continuing the vesting of Options, or (c) transfers between locations of the Company or between the Company, any Affiliate, or any respective successor thereof.

6.9. Other Provisions. The Option Agreement evidencing Awards under the Plan shall contain such other terms and conditions not inconsistent with the Plan as the Committee may determine, at or after the date of grant, including without limitation, provisions in connection with the restrictions on transferring the Awards, which shall be binding upon the Grantees and other terms and conditions as the Committee shall deem appropriate.

6.10. Israeli Index Base for 102 Awards. Each 102 Award will be subject to the Israeli index base of the Value of Benefit, as defined in Section 102(a) of the Ordinance, as determined by the Committee in its discretion, pursuant to the Rules, from time to time. In the event that the Company effects a public offering of its shares in any stock exchange outside of Israel, the Committee may amend retroactively the Israeli index base, pursuant to the Rules, without the Grantee’s consent.

6.11. Securities Law Restrictions. Except as otherwise provided in the applicable Option Agreement or other agreement between the Grantee and the Company, if the exercise of an Option following the termination of the Grantee’s employment or service (other than for Cause) would be prohibited at any time solely because the issuance of Shares would violate the registration requirements under the Securities Act, then the Option shall terminate on the earlier of (i) the expiration of a period of six (6) months after the termination of the Grantee’s employment or service during which the exercise of the Option would not be in violation of such registration requirements, or (ii) the expiration of the term of the Option as set forth in the Option Agreement.

7. NONQUALIFIED STOCK OPTIONS.

Options granted pursuant to this Section 7 are intended to constitute Nonqualified Stock Options and shall be subject to the general terms and conditions specified in Section 6 hereof and other provisions of the Plan, except for any provisions of the Plan applying to Options under different tax laws or regulations. Nonqualified Stock Options may not be granted to Grantees who are providing services only to a “parent” of the Company, as such term is defined in Rule 405 of Regulation C under the Securities Act, unless the Shares underlying such Awards are treated as “service recipient stock” under Section 409A of the Code because the Awards are granted pursuant to a corporate transaction (such as a spin off transaction) or unless such Awards comply with the distribution requirements of Section 409A of the Code.

8. INCENTIVE STOCK OPTIONS.

Options granted pursuant to this Section  8 are intended to constitute Incentive Stock Options and shall be granted subject to the following special terms and conditions, the general terms and conditions specified in Section  6 hereof and other provisions of the Plan, except for any provisions of the Plan applying to Options under different tax laws or regulations:

8.1. Eligibility for Awards. Incentive Stock Options may be granted only to Employees of the Company, or to Employees of a Parent or Subsidiary corporation thereof (as such terms are defined in Sections 424(e) and 424(f) of the Code). No more than 600,0002 Ordinary Shares may be issued as a result of the exercise of Incentive Stock Options granted under the Plan.

8.2. Value of Shares. The aggregate Fair Market Value (determined as of the date the Incentive Stock Option is granted) of the Shares with respect to which all Incentive Stock Options granted under this Plan and all other option plans of any Parent or Subsidiary corporation become exercisable for the first time by each Grantee during any calendar year shall not exceed one hundred thousand United States dollars ($100,000) with respect to such Grantee. To the extent that the aggregate Fair Market Value of Shares with respect to which the Incentive Stock Options are exercisable for the first time by any Grantee during any calendar years exceeds one hundred thousand United States dollars ($100,000), such Options shall be treated as Nonqualified Stock Options. The foregoing shall be applied by taking Options into account in the order in which they were granted, with the Fair Market Value of any Share to be determined at the time of the grant of the Option. In the event that the foregoing results in the portion of an Incentive Stock Option exceeding the one hundred thousand United States dollars ($100,000) limitation, only such excess shall be treated as a Nonqualified Stock Option.

8.3. Ten Percent Shareholder. In the case of an Incentive Stock Option granted to a Ten Percent Shareholder, (i) the Exercise Price shall not be less than one hundred and ten percent (110%) of the Fair Market Value of the Shares on the date of grant of such Incentive Stock Option, and (ii) the Exercise Period shall not exceed five (5) years from the date of grant of such Incentive Stock Option.

8.4. Incentive Stock Option Lock-Up Period. No disposition of Shares received pursuant to the exercise of Incentive Stock Options (“ISO Shares”), shall be made by the Grantee within 2 years from the date of grant, nor within 1 year after the transfer of such ISO Shares to the Grantee. To the extent that the Grantee violates the aforementioned limitations, the Incentive Stock Options shall be deemed to be Nonqualified Stock Options.

8.5. Approval. The status of any ISO Shares shall be subject to approval of the Plan by the Company’s shareholders, for the purposes of qualifying the Plan with respect to the issuance of ISO Shares, and such approval to be provided 12 months before or after the date of adoption of the Plan by the Board of Directors.

[2]	In 2017, each of the Board and Company shareholders approved that an additional 1,900,000 Shares reserved for the grant of Awards under the Plan may be issued as a result of the exercise of Incentive Stock Options granted under the Plan. All Share amounts reflect a 1 for 20 consolidation of the ordinary share capital of the Company which was completed in January 2019. On March 19, 2019, the Board approved an additional 5,000,000 Shares reserved for the grant of Awards under the Plan may be issued as a result of the exercise of Incentive Stock Options granted under the Plan. This matter will be brought for the approval of the Company shareholders at a general meeting scheduled for April 29, 2019.

8.6. Exercise Following Termination. Notwithstanding anything else in this Plan to the contrary, Incentive Stock Options that are not exercised within three (3) months following termination of a Grantee’s employment in the Company or its Parent or Subsidiary corporations, or within one year in case of termination of Grantee’s employment in the Company or its Parent or Subsidiary corporations due to a Disability (within the meaning of section 22(e)(3) of the Code), shall be deemed to be Nonqualified Stock Options.

8.7. Adjustments to Incentive Stock Options. Any Option Agreement providing for the grant of Incentive Stock Options shall indicate that adjustments made pursuant to the Plan with respect to Incentive Stock Options could constitute a “modification” of such Incentive Stock Options (as that term is defined in Section 424(h) of the Code) or could cause adverse tax consequences for the holder of such Incentive Stock Options and that the holder should consult with his or her tax advisor regarding the consequences of such “modification” on his or her income tax treatment with respect to the Incentive Stock Option.

8.8. Notice to Company of Disqualifying Disposition. Each Grantee who receives an Incentive Stock Option must agree to notify the Company in writing immediately after the Grantee makes a Disqualifying Disposition of any ISO Shares. A “Disqualifying Disposition” is any disposition (including any sale) of such ISO Shares before the later of (i) two years after the date the Grantee was granted the Incentive Stock Option, or (ii) one year after the date the Grantee acquired Shares by exercising the Incentive Stock Option. If the Grantee dies before such ISO Shares are sold, these holding period requirements do not apply and no disposition of the ISO Shares will be deemed a Disqualifying Disposition.

9. 102 AWARDS.

9.1. The Company may elect to grant Awards to Grantees pursuant to this Section  9 through either (a) Section 102(b)(2) of the Ordinance as capital gains track Awards (“102 Capital Gains Track Awards”), or (b) Section 102(b)(1) of the Ordinance as ordinary income track Awards (“102 Ordinary Income Track Awards”, and together with 102 Capital Gains Track Awards, “102 Trustee Awards”). 102 Trustee Awards shall be granted subject to the following special terms and conditions contained in this Section 9, the general terms and conditions specified in Sections  6, 11 and 12 hereof and other provisions of the Plan, except for any provisions of the Plan applying to Awards under different tax laws or regulations.

9.2. The Company may grant only one type of 102 Trustee Awards at any given time to all Grantees who are to be granted 102 Trustee Awards pursuant to this Plan, and shall file an election with the ITA regarding the type of 102 Trustee Award it elects to grant before the date of grant of any 102 Trustee Awards (the “Election”). Such Election shall also apply to any bonus shares received by any Grantee as a result of holding the 102 Trustee Awards. The Company may change the type of 102 Trustee Awards that it elects to grant only after the passage of at least 12 months from the end of the year in which the first grant was made in accordance with the previous Election, or as otherwise provided by Applicable Law. Any Election shall not prevent the Company from granting Awards pursuant to Section 102(c) of the Ordinance without a Trustee (“102 Non-Trustee Awards”).

9.3. Each 102 Trustee Award will be deemed granted on the date stated in a written notice to be provided by the Company, provided that on or before such date (i) the Company has provided such notice to the Trustee and (ii) the Grantee has signed all documents required pursuant to Applicable Law and under the Plan.

9.4. Each 102 Trustee Award, each Share issued pursuant to the exercise of any 102 Trustee Award, and any rights granted thereunder, including, without limitation, bonus shares, shall be allotted and issued to and registered in the name of the Trustee and shall be held in trust for the benefit of the Grantee for a period of not less than the requisite period prescribed by the Ordinance and the Rules or such longer period as set by the Committee (the “Required Holding Period”). In the event that the requirements under Section 102 to qualify an Award as a 102 Trustee Award are not met, then the Award may be treated as a 102 Non-Trustee Award, all in accordance with the provisions of Section 102 and the Rules. After termination of the Required Holding Period, the Trustee may release such 102 Trustee Awards and any such Shares, provided that (i) the Trustee has received an acknowledgment from the ITA that the Grantee has paid any applicable taxes due pursuant to the Ordinance or (ii) the Trustee and/or the Company and/or its Affiliate withholds any applicable taxes due pursuant to the Ordinance arising from the 102 Trustee Awards and/or any Shares allotted or issued upon exercise of such 102 Trustee Awards. The Trustee shall not release any 102 Trustee Awards or Shares issued upon exercise thereof prior to the payment in full of the Grantee’s tax liabilities arising from such 102 Trustee Awards and/or Shares or the withholding referred to in (ii) above.

9.5. Each 102 Trustee Award shall be subject to the relevant terms of the Ordinance and the Rules, which shall be deemed an integral part of the 102 Trustee Award and shall prevail over any term contained in the Plan or Award Agreement that is not consistent therewith. Any provision of the Ordinance, the Rules and any approvals by the Income Tax Commissioner not expressly specified in this Plan or an Option Agreement, Restricted Share Agreement, Restricted Share Unit Agreement or any other agreement entered into in connection with an Award that, as determined by the Committee, are necessary to receive or maintain any tax benefit pursuant to Section 102 shall be binding on the Grantee. Each Grantee granted a 102 Trustee Award shall comply with the Ordinance and the terms and conditions of the Trust Agreement entered into between the Company and the Trustee. Each Grantee agrees to execute any and all documents that the Company and/or its Affiliates and/or the Trustee may reasonably determine to be necessary in order to comply with the Ordinance and the Rules.

9.6. During the Required Holding Period, each Grantee shall not release from trust or sell, assign, transfer or give as collateral, the Shares issuable upon the exercise of a 102 Trustee Awards and/or any securities issued or distributed with respect thereto, until the expiration of the Required Holding Period. Notwithstanding the above, if any such sale or release occurs during the Required Holding Period it will result in adverse tax consequences to the Grantee under Section 102 of the Ordinance and the Rules, which shall apply to and shall be borne solely by such Grantee. Subject to the foregoing, the Trustee may, pursuant to a written request from a Grantee, release and transfer such Shares to a designated third party, provided that both of the following conditions have been fulfilled prior to such release or transfer: (i) payment has been made to the ITA of all taxes required to be paid upon the release and transfer of the Shares, and confirmation of such payment has been received by the Trustee; and (ii) the Trustee has received written confirmation from the Company that all requirements for such release and transfer have been fulfilled according to the terms of the Company’s corporate documents, the Plan, the relevant Option Agreement and any Applicable Law.

9.7. If a 102 Trustee Award is exercised during the Required Holding Period, the Shares issued upon such exercise shall be issued in the name of the Trustee for the benefit of the Grantee. If such 102 Trustee Award is exercised after the expiration of the Required Holding Period, the Shares issued upon such exercise shall, at the election of the Grantee, either (i) be issued in the name of the Trustee, or (ii) be issued to the Company’s Nominee Company for the benefit of Grantee, provided that the Grantee first complies with all applicable provisions of the Plan and all taxes with respect thereto shall have been fully paid to the ITA.

9.8. The foregoing provisions of this Section  9 relating to 102 Trustee Awards shall not apply with respect to 102 Non-Trustee Awards, which shall, however, be subject to the relevant provisions of Section 102 and the Rules.

9.9. Upon receipt of a 102 Trustee Award, a Grantee will sign an undertaking to release the Trustee from any liability with respect to any action or decision duly taken and executed in good faith by the Trustee in relation to the Plan, or any 102 Trustee Award or Share granted to such Grantee thereunder.

10. 3(9) AWARDS.

10.1. Awards granted pursuant to this Section  10 are intended to constitute 3(9) Awards and shall be granted subject to the general terms and conditions specified in Section 6 hereof and other provisions of the Plan, except for any provisions of the Plan applying to Awards under different tax laws or regulations.

10.2. To the extent required by the Ordinance or the ITA or otherwise deemed by the Committee prudent or advisable, 3(9) Awards granted pursuant to the Plan shall be issued to a Trustee nominated by the Committee in accordance with the provisions of the Ordinance. In such event, the Trustee shall hold such Awards in trust, until exercised by the Grantee, pursuant to the Company’s instructions from time to time as set forth in a trust agreement, which will be entered into between the Company and the Trustee. If determined by the Board or the Committee, and subject to such trust agreement, the Trustee shall be responsible for withholding any taxes for which a Grantee may become liable upon the exercise of Awards.

11. RESTRICTED SHARES

The Committee may award Restricted Shares to any eligible Grantee, including under Section 102 of the Ordinance. Each Award of Restricted Shares under the Plan shall be evidenced by a written agreement between the Company and the Grantee (a “Restricted Share Agreement”), in such form as the Committee shall from time to time approve. Each Restricted Share Agreement shall comply with and be subject to the following terms and conditions, unless otherwise specifically provided in such Agreement:

11.1. Number of Shares. Each Restricted Share Agreement shall state the number of Shares covered by an Award.

11.2. Purchase Price. Each Restricted Share Agreement may state a purchase price amount to be paid by the Grantee, if any, in consideration for the issuance of Restricted Shares and the terms of payment thereof, which may include payment by issuance of promissory notes or other evidence of indebtedness on such terms and conditions as determined by the Committee.

11.3. Vesting. Each Restricted Share Agreement shall provide the vesting schedule for Restricted Shares as determined by the Committee, provided that (to the extent permitted under Applicable Law) the Committee shall have the authority to determine the vesting schedule and accelerate the vesting of any outstanding Restricted Share at such time and under such circumstances as it, in its sole discretion, deems appropriate, including, for avoidance of doubt, acceleration for change of control as such is defined in an agreement with the applicable Grantee.

11.4. Restrictions. Restricted Shares may not be sold, assigned, transferred, pledged, hypothecated or otherwise disposed of, except by will or the laws of descent and distribution, for such period as the Committee shall determine from the date on which an Award is granted (a “Restricted Period”). The Committee may also impose such additional or alternative restrictions and conditions on Restricted Shares as it deems appropriate, including the satisfaction of performance criteria. Such performance criteria may include, but are not limited to, sales, earnings before interest and taxes, return on investment, earnings per share, any combination of the foregoing or rate of growth of any of the foregoing, as determined by the Committee. Certificates for shares issued pursuant to Restricted Share Awards shall bear an appropriate legend referring to such restrictions, and any attempt to dispose of any such shares in contravention of such restrictions shall be null and void and without effect. Such certificates may, if so determined by the Committee, be held in escrow by an escrow agent appointed by the Committee, or, if a Restricted Share Award is made pursuant to Section 102, by the Trustee. In determining the Restricted Period of an Award, the Committee may provide that the foregoing restrictions shall lapse with respect to specified percentages of the awarded Restricted Shares on successive anniversaries of the date of such Award.

11.5. Adjustment of Performance Goals. The Committee may adjust performance goals to take into account changes in law and accounting and tax rules and to make such adjustments as the Committee deems necessary or appropriate to reflect the inclusion or the exclusion of the impact of extraordinary or unusual items, events or circumstances. The Committee also may adjust the performance goals by reducing the amount to be received by any Grantee pursuant to an Award if and to the extent that the Committee deems it appropriate.

11.6. Forfeiture. Subject to such exceptions as may be determined by the Committee, if a Grantee’s continuous employment with the Company or any Subsidiary or Affiliate shall terminate for any reason prior to the expiration of the vesting date or Restricted Period of an Award or prior to the payment in full of the purchase price for any Restricted Shares with respect to which the vesting date or the Restricted Period has expired, any Shares remaining subject to vesting or restrictions or with respect to which the purchase price has not been paid in full, shall thereupon be forfeited and shall be deemed transferred to, and reacquired by, or cancelled by, as the case may be, the Company or a Subsidiary at no cost to the Company or Subsidiary, subject to all Applicable Laws. Upon forfeiture of Restricted Shares, the Grantee shall have no further rights with respect to such Restricted Shares.

11.7. Ownership. During a Restricted Period, a Grantee shall possess all incidents of ownership of Restricted Shares, subject to Sections  6.9 and  11.4, including the right to vote and receive dividends with respect to such Shares. All distributions, if any, received by a Grantee with respect to Restricted Shares as a result of any stock split, stock dividend, combination of shares, or other similar transaction shall be subject to the restrictions applicable to the original Award.

12. RESTRICTED SHARE UNITS.

12.1. A Restricted Share Unit (“RSU”) is an Award covering a number of Shares that is settled by issuance of those Shares. An RSU may be awarded to any eligible Grantee, including under Section 102 of the Ordinance. Each grant of RSUs under the Plan shall be evidenced by a written agreement between the Company and the Grantee (the “Restricted Share Unit Agreement”), in such form as the Committee shall from time to time approve. RSUs shall be subject to all applicable terms of the Plan and may be subject to any other terms that are not inconsistent with the Plan. The provisions of various Restricted Share Unit Agreements entered into under the Plan need not be identical. RSUs may be granted in consideration of a reduction in the recipient’s other compensation.

12.2. Other than the par value of the Shares, no payment of cash shall be required as consideration for RSUs. RSUs may or may not be subject to vesting. Vesting shall occur, in full or in installments, upon satisfaction of the conditions specified in the relevant Restricted Share Unit Agreement.

12.3. Without limitation of Section 6.9, no voting or dividend rights as a shareholder shall exist prior to the actual issuance of Shares in the name of a Grantee. Notwithstanding anything else in this Plan (as may be amended from time to time) to the contrary, unless otherwise specified by the Committee, each RSU shall be for a term of ten (10) years. Each Restricted Share Unit Agreement shall specify its term and any conditions on the time or times for settlement, and provide for expiration prior to the end of its term in the event of termination of employment or service providing to the Company, and may provide for earlier settlement in the event of a Grantee’s death, Disability or other events.

12.4. Settlement of vested RSUs shall be made in the form of Shares. Distribution to a Grantee of an amount (or amounts) from settlement of vested RSUs can be deferred to a date after settlement as determined by the Committee. The amount of a deferred distribution may be increased by an interest factor or by dividend equivalents. Until a grant of RSUs is settled, the number of such RSUs shall be subject to adjustment pursuant hereto.

12.5. Notwithstanding anything to the contrary set forth herein, any RSUs granted under the Plan that are not exempt from the requirements of Section 409A of the Code shall contain such restrictions or other provisions so that such RSUs will comply with the requirements of Section 409A of the Code. Such restrictions, if any, shall be determined by the Board and contained in the Restricted Share Unit Agreement evidencing such RSU Award. For example, such restrictions may include, without limitation, a requirement that any Shares that are to be issued in a year following the year in which the RSU Award vests must be issued in accordance with a fixed, pre-determined schedule.

13. OTHER SHARE OR SHARE-BASED AWARDS.

The Committee may grant other Awards under the Plan pursuant to which Shares (which may, but need not, be Restricted Shares pursuant to Section 11 hereof), cash or a combination thereof, are or may in the future be acquired or received, or Awards denominated in stock units, including units valued on the basis of measures other than market value. The Committee may also grant stock appreciation rights without the grant of an accompanying Option, which rights shall permit the Grantees to receive, at the time of any exercise of such rights, cash equal to the amount by which the Fair Market Value of all Shares in respect of which the right was granted exceeds the exercise price thereof. The Committee may grant to Grantees (including Employees), and it is hereby deemed to be an Award under the terms of the Plan, the opportunity to purchase Shares of the Company in connection with any public offerings of the Company’s securities, including a rights offering to Shareholders of the Company. Such other Share based Awards may be granted alone, in addition to, or in tandem with, any Award of any type granted under the Plan and must be consistent with the purposes of the Plan.

14. EFFECT OF CERTAIN CHANGES.

14.1. General. In the event of a subdivision of the outstanding share capital of the Company, a recapitalization, a reorganization (which may include a combination or exchange of shares), a consolidation, a stock split, a reverse stock split, a spin-off or other corporate divestiture or division, a reclassification or other similar occurrence, the Committee shall make such adjustments as determined by it to be appropriate in order to adjust (i) the number of Shares available for grants of Awards, (ii) the number of Shares covered by outstanding Awards, and (iii) the exercise price per Share covered by any Award; provided, however, that any fractional Shares resulting from such adjustment shall be rounded down to the nearest whole Share, and the Company shall have no obligation to make any cash or other payment with respect to such fractional Shares, and provided that in any event the exercise price shall not be less than NIS 0.30 (or equivalent in other currency) or such other minimum exercise price as determined under applicable law and/or by a competent authority and/or by the Tel Aviv Stock Exchange.

14.2. Merger and Sale of Company. In the event of (i) a sale of all or substantially all of the assets of the Company; or (ii) a sale (including an exchange) of all or substantially all of the shares of the Company, or an acquisition by a shareholder of the Company or by an Affiliate of such shareholder, of all of the shares of the Company held by other shareholders or by other shareholders who are not Affiliated with such acquiring party; (iii) a merger, consolidation, amalgamation or like transaction of the Company with or into another corporation; (iv) a scheme or arrangement for the purpose of effecting such sale, merger or amalgamation; or (v) such other transaction or set of circumstances that is determined by the Committee, in its discretion, to be a transaction having a similar effect (all such transactions being herein referred to as a “Merger/Sale”), then, without the Grantee’s consent and action and without any prior notice requirement:

14.2.1. Unless otherwise determined by the Committee in its sole and absolute discretion, any Award then outstanding shall be assumed or an equivalent Award shall be substituted by such successor corporation of the Merger/Sale or any Parent or Affiliate thereof as determined by the Board in its discretion (the “Successor Corporation”), under substantially the same terms as the Award.

For the purposes of this Section  14.2.1, the Award shall be considered assumed if, following a Merger/Sale, the Award confers on the holder thereof the right to purchase or receive, for each Share underlying an Award immediately prior to the Merger/Sale, either (i) the consideration (whether stock, cash, or other securities or property) distributed to or received by holders of Shares in the Merger/Sale for each Share held on the effective date of the Merger/Sale (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares), which may be subject to vesting and other terms as determined by the Committee in its discretion, or (ii) regardless of the consideration received by the holders of Shares in the Merger/Sale, solely shares (or their equivalent) of the Successor Corporation at a value to be determined by the Committee in its discretion, which may be subject to vesting and other terms as determined by the Committee in its discretion. The foregoing shall not limit the Committee’s authority to determine, in its sole discretion, that in lieu of such assumption or substitution of awards of the Successor Corporation for Awards, any other type of asset or property will be substituted for an Award, including under Section  14.2.2 hereunder.

14.2.2. In the event that Awards are not assumed or substituted for by equivalent awards, the Committee may (but shall not be obligated to), in lieu of such assumption of, or substitution for, an Award, and in its sole discretion, (i) provide for a Grantee to have the right to exercise an Award, or otherwise accelerate vesting of an Award, as to all or part of the Shares covered thereby, including Shares covered by the Award which would not otherwise be exercisable or vested, under such terms and conditions as the Committee shall determine, including the cancellation of all unexercised Awards upon closing of the Merger/Sale; and/or (ii) provide for the cancellation of each outstanding Award at the closing of such Merger/Sale, and payment to the Grantee of an amount in cash as determined by the Committee to be fair under the circumstances (with full authority to determine the method for making such determination, which may be the Black-Scholes model or any other method, and which determination shall be conclusive and binding on all parties, and which may be zero if the value of the Shares underlying an Option is determined to be less than the Exercise Price therefor), and subject to such terms and conditions as may be determined by the Committee. Payments under this provision may be delayed to the same extent that payment of consideration to the holders of the Company’s Shares in connection with the Merger/Sale is delayed as a result of escrows, earn outs, holdbacks or any other contingencies.

14.2.3. Notwithstanding the foregoing, in the event of a Merger/Sale, the Committee may determine, in its sole discretion, that upon completion of such Merger/Sale, the terms of any Award shall be otherwise amended, modified or terminated, as the Committee shall deem in good faith to be appropriate, and if an Option Award, that the Option Award shall confer the right to purchase or receive any other security or asset, or any combination thereof, or that its terms be otherwise amended, modified or terminated, as the Committee shall deem in good faith to be appropriate. Neither the authorities and powers of the Committee under this Section  14.2, nor the exercise or implementation thereof, shall (i) be restricted or limited in any way by any adverse consequences (tax or otherwise) that may result to any holder of an Award, and (ii) as, inter alia , being a feature of the Award upon its grant, be deemed to constitute a change or an amendment of the rights of such holder under this Plan, nor shall any such adverse consequences (as well as any adverse tax consequences that may result from any tax ruling or other approval or determination of any relevant tax authority) be deemed to constitute a change or an amendment of the rights of such holder under this Plan.

14.2.4. The Committee need not take the same action with respect to all Awards or with respect to all Grantees. The Committee may take different actions with respect to the vested and unvested portions of an Award.

14.3 Effect of distributions and rights offerings.

14.3.1 In case of bonus share distribution in which the record date is prior to the exercise date of vested Options, then the quantity of shares to which the Grantee is entitled upon exercise of such Options will be increased by the number of shares to which the Grantee would have been entitled to receive as bonus shares, had such Grantee exercised such vested options no later than the trading day preceding the Ex-benefit date. The exercise price of the options will remain unchanged. The provisions applicable to Shares issued pursuant to the exercise of Options (including without limitation the provisions relating to the Required Holding Period pursuant to section 9.4 above) shall apply to all Shares issuable upon exercise of such Options.

14.3.2 In the event that the Company shall offer to its shareholders any securities by way of a rights issue, the exercise price of the Options and the quantity of Shares issuable upon exercise of the Options will not be adjusted, however the Company shall offer, or cause to be offered, rights to Grantees mutatis mutandis, in such quantity as the Grantees would have been entitled in the event that they had exercised their vested Options one day prior to the record date for the rights issuance. The provisions herein applicable to Shares issued pursuant to the exercise of Options (including without limitation the provisions relating to the Required Holding Period pursuant to section 9.4 above) shall apply to all securities issuable in such manner to Grantees pursuant to the rights offering (if any) - with the exception of such quantity of the securities with an Ex-rights value equal to the amount invested by the Grantee in exercising the rights, which securities shall be transferred (beneficially) to the Company’s Nominee Company for the benefit of Grantee following issuance thereof.

14.3.3. Cash dividend distribution. No adjustments in the purchase price or quantity of options shall be implemented in the event of distribution of a cash dividend by the Company to its shareholders.

14.4. Reservation of Rights. Except as expressly provided in this Section  14, the Grantee of an Award hereunder shall have no rights by reason of any subdivision or consolidation of shares of any class or the payment of any stock dividend (bonus shares), any other increase or decrease in the number of shares of any class or by reason of any dissolution, liquidation, Merger/Sale, or consolidation, divestiture or spin-off of assets or shares of another company. Any issue by the Company of shares of any class, or securities convertible into shares of stock of any class, shall not affect, and no adjustment by reason thereof shall be made with respect to, the number, type or price of shares subject to an Award. The grant of an Award pursuant to the Plan shall not affect in any way the right or power of the Company to make adjustments, reclassifications, reorganizations or changes to its capital or business structures or to merge, consolidate, dissolve, liquidate, sell or transfer all or part of its business or assets or engage in any similar transactions.

14.5. In accordance with directives of the Tel Aviv Stock Exchange, due to transition to clearance on day T+1 for shares and convertible securities, and to the extent the Tel Aviv Stock Exchange bylaws shall not determine otherwise, no Options shall be exercised on the effective date for bonus share distribution, rights offering, dividend distribution, share capital split, reverse-split or reduction (hereinafter: a “Corporate Event”). Furthermore, in the event that the Ex-day for a Corporate Event shall occur prior to the effective date for a Corporate Event, no Options may be exercised on said Ex-day.

15. NON-TRANSFERABILITY OF AWARDS; SURVIVING BENEFICIARY.

15.1. All Awards granted under the Plan shall not be transferable otherwise than by will or by the laws of descent and distribution, unless otherwise determined by the Board or under this Plan, provided that with respect to Shares issued upon exercise of Options, the restrictions on transfer shall be the restrictions referred to in Section  16 (Conditions Upon Issuance of Shares) hereof. Awards may be exercised or otherwise realized, during the lifetime of a Grantee, only by the Grantee or by his or her guardian or legal representative, to the extent provided herein. Any transfer of an Award not permitted hereunder (including transfers pursuant to any decree of divorce, dissolution or separate maintenance, any property settlement, separation agreement or any other agreement with a spouse) and any grant of any interest in any Award to, or creation in any way of any interest in any Award by, any party other than a Grantee shall be null and void and shall not confer upon any party or person, other than the Grantee, any rights. A Grantee may file with the Committee a written designation of a beneficiary on such form as may be prescribed by the Committee and may, from time to time, amend or revoke such designation. If no designated beneficiary survives the Grantee, the executor or administrator of the Grantee’s estate shall be deemed to be the Grantee’s beneficiary. Notwithstanding the foregoing, upon the request of a Grantee and subject to Applicable Law, the Committee, at its sole discretion, may permit the Grantee to transfer an Award to a family trust.

15.2. As long as Shares are held by a Trustee in favor of a Grantee, all rights possessed by the Grantee over the Shares are personal, and may not be transferred, assigned, pledged or mortgaged, other than by will or laws of descent and distribution.

16. CONDITIONS UPON ISSUANCE OF SHARES

16.1. Legal Compliance. Shares shall not be issued pursuant to the exercise or settlement of an Award, unless the exercise or settlement of such Award and the issuance and delivery of such Shares shall comply with Applicable Laws as determined by counsel to the Company. The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company’s counsel to be necessary for the lawful issuance and sale of any Shares hereunder, and the inability to issue Shares hereunder due to non-compliance with any Company policies with respect to the sale of Shares, shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority or compliance shall not have been obtained or achieved. Shares issued pursuant to an Award shall be subject to the Amended and Restated Articles of Association of the Company and any other governing documents of the Company, including all policies, manuals and internal regulations adopted by the Company from time to time, as may be amended from time to time, including, without limitation, any provisions included therein concerning restrictions or limitations on transferability of Shares or grant of any rights with respect thereto and any provisions concerning restrictions on the use of inside information and other provisions deemed by the Company to be appropriate in order to ensure compliance with Applicable Law, statutes and regulations.

16.2. Investment Representations. As a condition to the exercise of an Award, the Company may require the person exercising such Award to represent and warrant at the time of any such exercise that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares, and to make other representations as may be required under applicable securities laws, if, in the opinion of counsel for the Company, such representations are required, all in form and content specified by the Company.

17. MARKET STAND-OFF

17.1. In connection with any underwritten public offering by the Company of its equity securities pursuant to an effective registration statement filed under the Securities Act or equivalent law in another jurisdiction, a Grantee shall not directly or indirectly, without the prior written consent of the Company or its underwriters, (i) lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any Shares acquired under this Plan or any securities of the Company (whether or not acquired under this Plan), or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Shares acquired under this Plan, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Shares acquired under this Plan or such other securities, in cash or otherwise. Such restriction (the “Market Stand-Off”) shall be in effect for such period of time following the effective date of the registration statement relating to such offering as may be requested by the Company or such underwriters, provided, however, that in any event, such period shall not exceed 90 days following the effective date of such registration statement.

17.2. In the event of a subdivision of the outstanding share capital of the Company, the declaration and payment of a stock dividend (distribution of bonus shares), the declaration and payment of an extraordinary dividend payable in a form other than stock, a recapitalization, reorganization (which may include a combination or exchange of shares or a similar transaction affecting the Company’s outstanding securities without receipt of consideration), a consolidation, stock split, spin-off or other corporate divestiture or division, a reclassification or other similar occurrence, an adjustment in conversion ratio, any new, substituted or additional securities which are by reason of such transaction distributed with respect to any Shares subject to the Market Stand-Off, or into which such Shares thereby become convertible, shall immediately be subject to the Market Stand-Off.

17.3. In order to enforce the Market Stand-Off, the Company may impose stop-transfer instructions with respect to the Shares acquired under this Plan until the end of the applicable stand-off period.

17.4. The underwriters in connection with a registration statement so filed are intended to be third party beneficiaries of this Section 17 and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto.

18. AGREEMENT BY GRANTEE REGARDING TAXES.

18.1. If the Committee shall so require, as a condition of exercise of an Award, the release of Shares by the Trustee or the expiration of the Restricted Period, a Grantee shall agree that, no later than the date of such occurrence, he or she will pay to the Company or make arrangements satisfactory to the Committee and the Trustee (if applicable) regarding payment of any applicable taxes of any kind required by Applicable Law to be withheld or paid.

18.2. Each Option Agreement, Restricted Share Agreement, and Restricted Share Unit Agreement and each other agreement in connection with an Award under the Plan shall contain the following agreement and acknowledgment of the Grantee:

ALL TAX CONSEQUENCES UNDER ANY APPLICABLE LAW WHICH MAY ARISE FROM THE GRANT OF ANY AWARDS OR THE EXERCISE THEREOF, THE SALE OR DISPOSITION OF ANY SHARES GRANTED HEREUNDER OR ISSUED UPON EXERCISE OF ANY AWARD OR FROM ANY OTHER ACTION OF A GRANTEE IN CONNECTION WITH THE FOREGOING SHALL BE BORNE AND PAID SOLELY BY SUCH GRANTEE, AND THE GRANTEE SHALL INDEMNIFY THE COMPANY, ITS SUBSIDIARIES AND AFFILIATES AND THE TRUSTEE, AND SHALL HOLD THEM HARMLESS AGAINST AND FROM ANY LIABILITY FOR ANY SUCH TAX OR PENALTY, INTEREST OR INDEXATION THEREON. EACH GRANTEE AGREES TO, AND UNDERTAKES TO COMPLY WITH, ANY RULING, SETTLEMENT, CLOSING AGREEMENT OR OTHER SIMILAR AGREEMENT OR ARRANGEMENT WITH ANY TAX AUTHORITY IN CONNECTION WITH THE FOREGOING WHICH IS APPROVED BY THE COMPANY. EACH GRANTEE IS ADVISED TO CONSULT WITH A TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES OF RECEIVING OR EXERCISING AWARDS HEREUNDER. THE COMPANY DOES NOT ASSUME ANY RESPONSIBILITY TO ADVISE A GRANTEE ON SUCH MATTERS, WHICH SHALL REMAIN SOLELY THE RESPONSIBILITY OF SUCH GRANTEE.

18.3. The Company or any Subsidiary or Affiliate may take such action as it may deem necessary or appropriate, in its discretion, for the purpose of or in connection with withholding of any taxes which the Company or any Subsidiary or Affiliate is required by any Applicable Law to withhold in connection with any Awards (collectively, “Withholding Obligations”). Such actions may include, without limitation, (i) requiring a Grantee to remit to the Company in cash an amount sufficient to satisfy such Withholding Obligations; (ii) subject to Applicable Law, allowing a Grantee to surrender Shares to the Company, in an amount that at such time, reflects a value that the Committee determines to be sufficient to satisfy such Withholding Obligations; (iii) withholding Shares otherwise issuable upon the exercise of an Award at a value which is determined by the Committee to be sufficient to satisfy such Withholding Obligations; or (iv) any combination of the foregoing. The Company shall not be obligated to allow the exercise of any Award by or on behalf of a Grantee until all tax consequences arising from the exercise of such Award are resolved in a manner acceptable to the Company.

18.4. Each Grantee shall notify the Company in writing promptly and in any event within ten (10) days after the date on which such Grantee first obtains knowledge of any tax bureau inquiry, audit, assertion, determination, investigation, or question relating in any manner to the Awards granted or received hereunder or Shares issued hereunder and shall continuously inform the Company of any developments, proceedings, discussions and negotiations relating to such matter, and shall allow the Company and its representatives to participate in any proceedings and discussions concerning such matters. Upon request, a Grantee shall provide to the Company any information or document relating to any matter described in the preceding sentence, which the Company, in its discretion, requires.

18.5. With respect to 102 Non-Trustee Awards, if a Grantee ceases to be engaged by the Company or any Affiliate, the Grantee shall extend to the Company and/or its Affiliate with whom the Grantee is employed a security or guarantee for the payment of taxes due at the time of sale of Shares, all in accordance with the provisions of Section 102 of the Ordinance and the Rules.

19. RIGHTS AS A SHAREHOLDER; VOTING AND DIVIDENDS.

19.1. Subject to Section  11.7, a Grantee shall have no rights as a shareholder of the Company with respect to any Shares covered by an Award until the Grantee shall have exercised the Award (in the case of an Option or similar Award), paid the exercise price (to the extent applicable) and become the record holder of the subject Shares. In the case of 102 Option Awards or 3(9) Option Awards (if such Options are being held by a Trustee), the Trustee shall have no rights as a shareholder of the Company with respect to the Shares covered by such Award until the Trustee becomes the record holder of such Shares for the Grantee’s benefit, and the Grantee shall have no rights as a shareholder of the Company with respect to the Shares covered by the Award until the date of the release of such Shares from the Trustee to the Company’s Nominee Company for the benefit of Grantee and the transfer of record (beneficial) ownership of such Shares to the Grantee. No adjustment shall be made for dividends (ordinary or extraordinary, whether in cash, securities or other property) or distribution of other rights for which the record date is prior to the date on which the Grantee or Trustee (as applicable) becomes the beneficial record holder of the Shares covered by an Award, except as provided in Section  14 hereof.

19.2. With respect to all Awards issued in the form of Shares hereunder or upon the exercise of Awards hereunder, any and all voting rights attached to such Shares shall be subject to Section  6.9, and the Grantee shall be entitled to receive dividends distributed with respect to such Shares, subject to the provisions of the Company’s Articles of Association, as amended from time to time, and subject to any Applicable Law.

19.3. The Company may, but shall not be obligated to, register or qualify the sale of Shares under any applicable securities law or any other applicable law.

19.4 It is clarified that all Shares and other tradable securities of the Company are held by either the Company’s Nominee Company acting as custodian for such securities (at the Effective Date - the Registration Company of Bank Mizrachi), or the depositary for the Company’s ADS program (at the Effective Date - The Bank of New York Mellon) and accordingly all Shares and other tradable securities which may be issued to Grantee as a result of the exercise of Options shall be issued under the name of the Nominee Company with instructions that Grantee shall be listed as beneficial shareholder of record.

20. NO REPRESENTATION BY COMPANY.

By granting Awards, the Company is not, and shall not be deemed as, making any representation or warranties to a Grantee regarding the Company, its business affairs, its prospects or the future value of its Shares.

21. NO RETENTION RIGHTS.

Nothing in the Plan or in any Award granted or agreement entered into pursuant hereto shall confer upon any Grantee the right to continue in the employ of, or be in a consultant, advisor, director, officer or supplier relationship with, the Company or any Subsidiary or Affiliate or to be entitled to any remuneration or benefits not set forth in the Plan or such agreement or to interfere with or limit in any way the right of the Company or any such Subsidiary or Affiliate to terminate such Grantee’s employment or service. Awards granted under the Plan shall not be affected by any change in duties or position of a Grantee as long as such Grantee continues to be employed by, or be in a consultant, advisor, director, officer or supplier relationship with, the Company or any Subsidiary or Affiliate.

22. PERIOD DURING WHICH AWARDS MAY BE GRANTED.

Awards may be granted pursuant to the Plan from time to time within a period of ten (10) years from the Effective Date. From and after the tenth (10th) anniversary of the Effective Date no grants of Awards may be made and the Plan shall continue to be in full force and effect solely with respect to such Awards that remain outstanding. The Plan shall terminate at such time after the tenth (10th) anniversary of the Effective Date as no Awards remain outstanding.

23. TERM OF AWARD

Anything herein to the contrary notwithstanding, but without derogating from the provisions of Sections  6.6,  6.7 or  8.3 hereof, if any Award, or any part thereof, has not been exercised and the Shares covered thereby not paid for within the term of the Award as determined by the Committee, which in any event shall not exceed ten (10) years after the date on which the Award was granted, as set forth in the Notice of Grant in the Grantee’s Award, such Award, or such part thereof, and the right to acquire such Shares, shall terminate, and all interests and rights of the Grantee in and to the same shall expire. In the case of Shares held by a Trustee, the Grantee shall elect whether to release such Shares from trust or sell the Shares and upon such release or sale such trust shall expire.

24. AMENDMENT AND TERMINATION OF THE PLAN.

The Board at any time and from time to time may suspend, terminate, modify or amend the Plan, whether retroactively or prospectively; provided, however, that, unless otherwise determined by the Board, an amendment which requires shareholder approval in order for the Plan to continue to comply with any Applicable Law shall not be effective unless approved by the requisite vote of shareholders, and provided further, that except as provided herein, no suspension, termination, modification or amendment of the Plan may adversely affect any Award previously granted, without the written consent of Grantees holding a majority in interest of the Awards so affected, and in the event that such consent is obtained, all Awards so affected shall be deemed amended, and the holders thereof shall be bound, as set forth in such consent.

25. APPROVAL.

25.1. The Plan shall take effect upon its adoption by the Board (the “Effective Date”), except that solely with respect to grants of Incentive Stock Options the Plan shall also be subject to approval within one year of the Effective Date, by a majority of the votes cast on the proposal at a meeting or a written consent of shareholders. Failure to obtain approval by the shareholders shall not in any way derogate from the valid and binding effect of any grant of an Award that is not an Incentive Stock Option. Upon approval of the Plan by the shareholders of the Company as set forth above, all Incentive Stock Options granted under the Plan on or after the Effective Date shall be fully effective as if the shareholders of the Company had approved the Plan on the Effective Date. Notwithstanding the foregoing, in the event that approval of the Plan by the shareholders of the Company is required under Applicable Law, in connection with the application of certain tax treatment or pursuant to applicable stock exchange rules or regulations or otherwise, such approval shall be obtained within the time required under the Applicable Law.

25.2. The 102 Awards are subject to the approval, if required, of the ITA and receipt by the Company of all approvals thereof.

26. RULES PARTICULAR TO SPECIFIC COUNTRIES; SECTION 409A

Notwithstanding anything herein to the contrary, the terms and conditions of the Plan may be amended with respect to a particular country by means of an appendix to the Plan, and to the extent that the terms and conditions set forth in any appendix conflict with any provisions of the Plan, the provisions of the appendix shall govern. Terms and conditions set forth in the Appendix shall apply only to Awards granted to Grantees under the jurisdiction of the specific country that is the subject of the appendix and shall not apply to Awards issued to Grantees not under the jurisdiction of such country. The adoption of any such appendix shall be subject to the approval of the Board or Committee, and if required in connection with the application of certain tax treatment, pursuant to applicable stock exchange rules or regulations, or otherwise, also the approval of the requisite majority of the shareholders of the Company. To the extent applicable, the Plan and any agreement hereunder shall be interpreted in accordance with Section 409A of the Code. Notwithstanding any provision of the Plan to the contrary, in the event that, following the Effective Date, the Board determines that any Award may be subject to Section 409A of the Code, the Board may adopt such amendments to the Plan and to the relevant agreement governing the Award or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions, that the Board determines are necessary or appropriate to (a) exempt the Award from Section 409A of the Code and/or preserve the intended tax treatment of the benefits provided with respect to the Award or (b) comply with the requirements of Section 409A of the Code.

27. GOVERNING LAW; JURISDICTION.

The Plan and all determinations made and actions taken pursuant hereto shall be governed by the laws of the State of Israel, except with respect to matters that are subject to tax laws, regulations and rules in any specific jurisdiction, which shall be governed by the respective laws, regulations and rules of such jurisdiction. Certain definitions, which refer to laws other than the laws of such jurisdiction, shall be construed in accordance with such other laws. The courts of competent jurisdiction located in Tel-Aviv-Jaffa, Israel shall have exclusive jurisdiction over any dispute arising out of or in connection with this Plan and any Award granted hereunder, and by signing any agreement relating to an Award hereunder each Grantee irrevocably submits to such exclusive jurisdiction.

28. NON-EXCLUSIVITY OF THE PLAN.

Neither the adoption of the Plan by the Board nor the submission of the Plan to shareholders of the Company for approval (to the extent required under Applicable Law), shall be construed as creating any limitations on the power or authority of the Board to adopt such other or additional incentive or other compensation arrangements of whatever nature as the Board may deem necessary or desirable or preclude or limit the continuation of any other plan, practice or arrangement for the payment of compensation or fringe benefits to employees generally, or to any class or group of employees, which the Company or any Subsidiary now has lawfully put into effect, including, without limitation, any retirement, pension, savings and stock purchase plan, insurance, death and disability benefits and executive short-term or long-term incentive plans.

29. MISCELLANEOUS.

29.1. Additional Terms. Each Award awarded under the Plan may contain such other terms and conditions not inconsistent with the Plan as may be determined by the Committee, in its sole discretion.

29.2. Severability. If any provision of the Plan or any Option Agreement, Restricted Share Agreement, Restricted Share Unit Agreement or any other agreement entered into in connection with an Award shall be determined to be illegal or unenforceable by any court of law in any jurisdiction, the remaining provisions hereof and thereof shall be severable and enforceable in accordance with their terms, and all provisions shall remain enforceable in any other jurisdiction. In addition, if any particular provision contained in the Plan or any Option Agreement, Restricted Share Agreement, Restricted Share Unit Agreement or any other agreement entered into in connection with an Award shall for any reason be held to be excessively broad as to duration, geographic scope, activity or subject, it shall be construed by limiting and reducing such provision as to such characteristic so that the provision is enforceable to fullest extent compatible with the Applicable Law as it shall then appear.

29.3. Captions and Titles. The use of captions and titles in this Plan or any Option Agreement, Restricted Share Agreement Restricted Share Unit Agreement or any other agreement entered into in connection with an Award is for the convenience of reference only and shall not affect the meaning of any provision of the Plan or such agreement.